SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant's name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1. Annual Report for the year ended December 31, 2007

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This annual report contains forward-looking statements that reflect our current views about future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services, which may limit our ability to raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than originally expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructing plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading "Risk Report" in this Annual Report and under the headings "Risk Factors" and "Legal Proceedings" in the Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

DAIMLER

DAIMLER

Annual Report 2007

Key Figures

Daimler Group

	2007	2006	2005	**07/06**
Amounts in millions of €				Change in %
Revenue	**99,399**	99,222	95,209	+0 [1]
Western Europe	**49,289**	46,999	44,620	+5
thereof Germany	**22,582**	21,652	20,726	+4
NAFTA	**23,499**	27,857	26,756	-16
thereof United States	**20,270**	24,943	23,930	-19
Other markets	**26,611**	24,366	23,833	+9
Employees (Dec. 31)	**272,382**	274,024	293,839	-1
Investment in property, plant and equipment	**2,927**	3,005	3,445	-3
Research and development expenditure	**4,148**	3,733	3,928	+11
thereof capitalized	**990**	715	591	+38
Cash provided by operating activities (including discontinued operations)	**13,088**	14,337	11,032	-9
EBIT	**8,710**	4,992	2,873	+74
Value added (including discontinued operations)	**1,380**	631	1,452	+119
Net profit	**3,985**	3,783	4,215	+5
Net profit from continuing operations	**4,855**	3,166	2,253	+53
Earnings per share (in €)	**3.83**	3.66	4.09	+5
Earnings per share, continuing operations (in €)	**4.67**	3.06	2.16	+53
Total dividend	**2,028**	1,542	1,527	+32
Dividend per share (in €)	**2.00**	1.50	1.50	+33

1 Adjusted for the effects of currency translation, increase in revenue of 3%.

Daimler Divisions >

Divisions

	2007	2006	2005	07/06
Amounts in millions of €				% change
Mercedes-Benz Cars				
EBIT	**4,753**	1,783	(787)	+167
Revenue	**52,430**	51,410	47,831	+2
Return on sales	**9.1%**	3.5%	-1.6%	.
Investment in property, plant and equipment	**1,910**	1,698	1,633	+12
Research and development expenditure	**2,733**	2,274	2,469	+20
thereof capitalized	**705**	496	391	+42
Unit sales	**1,293,184**	1,251,797	1,216,838	+3
Employees (Dec. 31)	**97,526**	99,343	104,345	-2
Daimler Trucks				
EBIT	**2,121**	1,851	1,564	+15
Revenue	**28,466**	31,789	29,922	-10
Return on sales	**7.5%**	5.8%	5.2%	.
Investment in property, plant and equipment	**766**	912	979	-16
Research and development expenditure	**1,047**	1,038	966	+1
thereof capitalized	**283**	211	130	+34
Unit sales	**467,667**	516,087	509,299	-9
Employees (Dec. 31)	**80,067**	83,237	84,254	-4
Daimler Financial Services				
EBIT	**630**	807	513	-22
Revenue	**8,711**	8,106	7,797	+7
New business	**27,611**	27,754	24,334	-1
Contract volume	**59,143**	57,030	55,301	+4
Investment in property, plant and equipment	**29**	17	25	+71
Employees (Dec. 31)	**6,743**	6,813	7,076	-1
Vans, Buses, Other				
EBIT	**1,956**	1,327	1,867	+47
Revenue	**14,123**	13,151	14,267	+7
Investment in property, plant and equipment	**241**	378	840	-36
Research and development expenditure	**368**	421	439	-13
thereof capitalized	**2**	8	70	-75
Unit sales	**328,122**	305,001	315,567	+8
Employees (Dec. 31)	**39,968**	37,679	49,391	+6

Daimler – our portfolio.

Our portfolio

Mercedes-Benz Cars

The Mercedes-Benz Cars division is renowned for fascinating products, pioneering innovation and first-class customer care. Its product offering ranges from the premium automobiles of the Mercedes-Benz, Mercedes AMG, Mercedes-Benz McLaren and Maybach brands, to the high-quality small car, smart. The core brand is Mercedes-Benz, the most valuable automotive premium brand in the world. Maybach combines technological expertise with the utmost exclusivity and individuality. smart inspires its customers with unconventional design and a unique creative concept.

Daimler Trucks

As the world's leading manufacturer of trucks, the Daimler Trucks division develops and produces vehicles of the Mercedes-Benz, Freightliner, Sterling, Western Star, Thomas Built Buses and Mitsubishi Fuso brands in a global network. The customers of Daimler Trucks benefit from excellent and technologically leading products as well as customer-focused transport solutions and tailored services.

Mercedes-Benz Vans

Mercedes-Benz Vans is the world's leading manufacturer in the van segment. Its products range from the Vito/Viano to the Sprinter to the Vario. These vans feature an extremely high degree of versatility, allowing great scope for specialization and adaptation to fulfill all requirements. The key element of our business model is to supply products tailored to each customer's needs.

Daimler Buses

Daimler Buses supplies buses for urban, overland and tourist applications, as well as bus chassis, from the brands Mercedes-Benz, Setra and Orion. Daimler Buses is the world's market leader for buses above 8 tons and has a complete product portfolio: from minibuses to double-deckers to articulated buses. And Orion, our urban-bus brand in the United States, is the world's leading producer of hybrid buses.

Daimler Financial Services

The Daimler Financial Services division provides a wide range of leasing, financing, fleet management and insurance products in close cooperation with the Group's automotive brands. The Mercedes-Benz Bank in Germany also offers investment products and credit cards.

DAIMLER

Mercedes-Benz

smart

AMG

MAYBACH

Mercedes-Benz

FREIGHTLINER®

FUSO

STERLING®
TRUCKS

WESTERN STAR®

Thomas
BUILT BUSES

DETROIT DIESEL

Mercedes-Benz

Mercedes-Benz

SETRA

orion

Mercedes-Benz Bank

Mercedes-Benz Financial

Daimler Truck Financial


S-MM 6286

Maybach 62 S

Pioneers and perfectionists have always been known for their unceasing quest for the ultimate refinement. That was also true of the brilliant engineer, Wilhelm Maybach, who created a series of the most legendary automobiles in history more than a hundred years ago. Today, the skilled craftsmen in the Maybach factory continue this tradition – as a symbol of the highest possible standards and for people who only accept the best from their automobile. This is epitomized by the Maybach 62 S with its powerful twelve-cylinder engine.


S OF 8623

Mercedes-Benz S-Class

With its uniquely cultured ride, exceptional comfort, effortless performance and pioneering safety technology, the Mercedes-Benz S-Class has revolutionized driving over and over again for the last 50 years. That was already the case when the model debuted in 1959 as the 220 series, also known as the "Shark Fin", the first production vehicle with a safety passenger compartment and crumple zones. And today, the S-Class continues to affirm the pioneering role of Mercedes-Benz in automotive engineering. In order to achieve a maximum of safety, the Mercedes-Benz integral safety concept for the first time combines all of an automobile's safety-relevant aspects into one holistic system.
As of the year 2010, the S-Class will also be available as the S 300 BLUETEC HYBRID. Offering superior performance, this model will set the benchmark in its class with fuel consumption of just 5.4 liters per 100 kilometers.


S OU 9342

Mercedes-Benz SL 500

For half a century, just two letters have been enough to fascinate automobile connoisseurs the world over: SL. And today, the "Gullwing" is still the epitome of the dream car – in 1999, the magazine "Motor Klassik" voted it the "Sports Car of the Century." In this tradition, the new Mercedes-Benz SL 500 is a fascinating combination of driving fun, safety, comfort and timeless design. Its V8 engine ensures sophisticated power delivery. At the same time, fuel consumption has been reduced further compared with the previous version.



Mercedes-Benz GL-Class

The GL-Class offers a virtually unlimited driving experience. This unique sport utility vehicle masters the most difficult terrain with ease and reaches ambitious destinations with elegance – both on road and off road. The satisfying feeling that nothing will divert a GL-Class from its chosen direction is aided by its V6 and V8 engines, its 4ETS electronic traction system, its 4MATIC all-wheel drive, and its AIRMATIC air suspension in combination with the Offroad-Pro technology package. And to make sure the occupants can enjoy this experience to the full, the vehicle's interior features high-quality materials and high-comfort equipment.


S ON 3942

Mercedes-Benz C-Class Avantgarde

The new C-Class from Mercedes-Benz stands for superior agility. In this car, roads one has driven along many times before become a completely new experience. This is primarily due to the innovative AGILITY CONTROL package. It guarantees an exceptionally comfortable ride and utilizes various pioneering technologies as well as exemplary equipment. For example, a selective damping system that adjusts within seconds to road conditions, unique safety equipment including the optional preventive safety protection system PRE-SAFE ™, and a completely newly developed cockpit concept.


S OS 4708

smart fortwo mhd

With the smart brand, we redefined the micro-car market segment more than a decade ago. The unique vehicle concept of the smart fortwo combines a high degree of everyday capability, comfort, safety, dynamism and driving pleasure with excellent environmental compatibility. The smart fortwo cdi returns the lowest CO_2 emissions of all vehicles worldwide: 88 grams per kilometer. Against a backdrop of constantly rising traffic density and fuel prices, the smart brand has excellent future prospects and was launched in the United States this year. The new smart fortwo mhd has micro-hybrid technology offering further fuel savings of 8%. This reduces its standard average consumption by 0.4 to 4.3 liters per 100 kilometers.


S-MB 3848

Mercedes-Benz Actros

The Actros heavy-duty truck is primarily used in long-distance haulage and on construction sites. Its key strengths include economy, environmentally friendly drive concepts, ergonomic interior and maximum safety. The new Mercedes Power-Shift manual transmission improves ride comfort and performance. Thanks to BLUETEC, the Actros meets the strictest emission limits. Whether as a flatbed truck or a semitrailer, whether with a V6 or a V8 engine, whether with short, long or megaspace cab – the Mercedes-Benz Actros is always a class of its own.



Freightliner Cascadia

The Freightliner brand is well known the world over for heavy-duty trucks with engine output of up to 600 horsepower. In the North American market, Daimler is the leading supplier of trucks in the US Classes 5 to 8 with its brands Freightliner, Sterling and Western Star. Freightliner's product range covers heavy-duty trucks for long-distance haulage as well as medium-duty and light-duty trucks for local deliveries and the services sector. Freightliner is also a specialist for custom chassis, which are used by renowned manufacturers of vans, motorhomes and buses. The Freightliner Cascadia is the new flagship of the Freightliner brand – a Class 8 heavy-duty truck.


Canter Eco Hybrid
MITSUBISHI FUSO

Mitsubishi Fuso Canter Eco Hybrid

Mitsubishi Fuso has been part of Daimler's portfolio since 2003 and is today the second-largest supplier of light, medium and heavy-duty trucks in Japan. The brand also covers the entire bus spectrum, with a broad range of urban buses and travel coaches. The Mitsubishi Fuso Canter Eco Hybrid is a good example of Mitsubishi Fuso's outstanding capabilities as a competence center for hybrid technology. It is the cleanest light-duty truck in the world, and its innovative drive system allows it to reduce fuel consumption by up to 20% compared with conventional vehicles.


SCHOOL BUS

Thomas Built Buses Saf-T-Liner Type D

Thomas Built Buses have been running on time since 1936. For generations of American teenagers, Thomas Built Buses are more than just their daily ride to school – they are the embodiment of a school bus. With a comprehensive range of models fulfilling all requirements in terms of application, seating capacity and engine power, Thomas Built Buses is the leading manufacturer of school buses in the United States – for example with the Saf-T-Liner Type D. In addition to school buses, Thomas Built Buses also produces buses for long-distance transportation and vehicles for special applications.


SETRA
UL M 415

Setra Top Class 400

Setra buses transport the most precious cargo in the world: people. The spectrum of Setra buses is as varied as the individual requirements of its passengers – and offers the utmost levels of comfort and luxury. Setra's product range can offer the right bus for every customer – tailored to the size of the travel group, the passengers' requirements and the type of application in long-distance, touring or special transport. A large variety of comfort levels and equipment are available.


S OE 3063

Mercedes-Benz Vito

The Vito is available in an impressive variety of vehicle configurations, fulfilling the most different needs in terms of transport and loading situations for cargos up to 3 tons. With a compact length of only 4.75 meters, it is ideal for busy inner cities where space is at a premium – and also offers high loading capacity. The Mercedes-Benz vans – which in addition to the Vito include the Sprinter, the Vario and the Viano – are used for many applications: for transporting goods and persons, in retailing, by tradesmen and in the public sector.

DAIMLER

We invented the automobile - now we are passionately shaping its future. As a pioneer of automotive engineering, we feel inspired and obliged to continue this proud tradition with groundbreaking technologies and high-quality products.

Our philosophy is clear: we give of our best for customers who expect the best - and we live a culture of excellence that is based on shared values. Our corporate history is full of innovations and pioneering achievements; they are the foundation and ongoing stimulus for our claim to leadership in the automotive industry.

The principle of sustainable mobility underlies all of our thoughts and actions. Our goal is to successfully meet the demands of future mobility. And in doing so, we intend to create lasting value - for our shareholders, customers and workforce, and for society in general.

Dieter Zetsche

Günther Fleig

Rüdiger Grube

Andreas Renschler

Bodo Uebber

Thomas Weber

ith this Annual Report 2007, we are reporting in detail
r the first time about Daimler. We have arranged the
ontents of the report in seven sections. The first section
ovides basic information and some examples from
e Daimler world. We would like to familiarize you with the
roup with a series of pictures relating to the new name
n pages 10 to 23. The main focus of the "Sustainability"
ection is on sustainable mobility; you will find out
ore about this subject primarily in the chapter entitled
What Will Be Moving Us Tomorrow?"

Contents

2 - 29
Overview of the Group

4 Chairman's Letter
8 Board of Management
10 Daimler
24 Important Events in 2007
26 Daimler Shares

30 - 83
Management Report

32 Business and Strategy
44 Profitability
58 Liquidity and Capital Resources
64 Financial Position
66 Overall Assessment of the Economic Situation
67 Events after the End of the 2007 Financial Year
67 Risk Report
74 Outlook

80 - 93
Divisions

82 Mercedes-Benz Cars
86 Daimler Trucks
90 Daimler Financial Services
92 Vans, Buses, Other

94 - 107
Sustainability

96 What Will Be Moving Us Tomorrow?
100 Research and Development
102 Environment
104 Human Resources
106 Social Responsibility

108 - 131
Corporate Governance

110 Corporate Governance Report
114 Compliance
116 Remuneration Report
122 Declaration of Compliance with the German Corporate Governance Code
124 Members of the Supervisory Board
126 Report of the Supervisory Board
130 Report of the Audit Committee

132 - 201
Consolidated Financial Statements

134 Responsibility Statement
135 Independent Auditors' Report
136 Consolidated Statements of Income
137 Consolidated Balance Sheets
138 Consolidated Statements of Changes in Equity
139 Consolidated Statements of Cash Flows
140 Notes to Consolidated Financial Statements

202 - 206
Additional Information

202 Ten-Year Summary
204 Glossary
205 Index
206 International Representative Offices
Internet/Information/Addresses
Daimler Worldwide
Financial Calendar 2008



Dear Shareholders,

In the year 2007, we set the future course for your company. With the transfer of a majority interest in Chrysler and the new name of Daimler, we opened a new chapter - a chapter in which we will build upon our traditional strengths while seizing new opportunities: with our outstanding premium automobiles, first-class trucks, vans and buses, and a full range of financial services all around these products.

We are starting from a very good basis:

- We have defined a clear strategy as well as growth and profitability targets for each of our businesses.
- We have streamlined our structures and processes throughout the Group, reducing complexity and accelerating the decision process.
- We have significantly improved our risk profile.

Our balance sheet is healthy; our core business is profitable. With value added of €1.4 billion, we earned more than the cost of capital in 2007, thus creating value. By distributing an increased dividend and continuing our share buyback program, we want you, our shareholders, to participate in this success.

How did our business develop last year?

Mercedes-Benz Cars sold more automobiles all over the world than ever before. The new C-Class is the market leader in its segment, for example. And the whole product range is performing well: from the S-Class, which has once again left its competitors far behind, to the new smart fortwo, which was recently launched also in the United States. We significantly improved the quality of the entire product range. At the same time, we clearly surpassed our goal of achieving a 7% return on sales. Mercedes-Benz Cars is very well positioned to excel this year as well - with the new GLK and CLC models, with six new model generations, and with further models optimized for increased fuel-efficiency.

And the next milestones have already been set: at the Frankfurt Motor Show we presented 19 innovative models on our "Road to the Future" – 19 automobiles that combine fascination with responsibility, all to be launched in the near future.

In 2007, Daimler Trucks remained in the black for the first time during a market downturn. Better still: despite market slumps in the United States and Japan, our truck operations were more profitable than in the very good prior year. All units made a positive contribution to earnings. On the product side, we will continue our market offensive this year, in particular with the new Mercedes-Benz Actros. Freightliner will introduce the new Heavy Duty Engine Platform for the first time in the Cascadia. And our Mitsubishi Fuso Eco Canter is now on the road in Europe with hybrid drive. All of this underscores our leadership in commercial trucks that combine environmental protection with economical performance.

Mercedes-Benz Vans set a new record for unit sales last year. In 2008, we will expand production capacity for the Sprinter and will continue the very positive earnings trend of our van business.

Daimler Buses was once again Number 1 in 2007 – and on two important counts: on the one hand, we strengthened our position as the global market leader; on the other hand, we posted benchmark profitability. We intend to make further progress in both respects.

And not least, Daimler Financial Services contributed to our successful overall development. Although its business volume halved due to the separation from Chrysler Financial, profitability remained in the range of our expectations. Just how important this division is for our business model was confirmed once again last year.

These results make one thing clear: Daimler is a strong Group. Now we are working to secure the ground we have gained for the long term, and are following up with further progress.

The core of our identity as Daimler is, and will remain, our tradition as a pioneer of automotive engineering. The "DNA" that sets us apart from the competition is the source of the innovative spirit and uncompromising quality that have made the three-pointed star into an icon.

We want to continue this tradition, capitalize further growth potential, and set standards:

- as a lean and flexible company in which a culture of excellence prevails,

- as a preferred employer for the best talents - irrespective of background or gender,

- as a worthwhile proposition for investors in the automotive industry,

- and as the driving force for sustainable mobility.

We invented the automobile -
we are passionately shaping its future.

With this attitude, our workforce ensured that 2007 was not only an eventful year, but also a particularly successful one. The Board of Management thanks all of the employees for their efforts and commitment.

We also thank you, the shareholders, for your trust and support, which we will do everything in our power to justify in 2008.

Yours sincerely,

Dieter Zetsche



Günther Fleig | 59
Human Resources &
Labor Relations Director
Appointed until 2009

Andreas Renschler | 49
Daimler Trucks
Appointed until 2010

Thomas Weber | 53
Group Research &
Development
Mercedes-Benz Cars
Appointed until 2010

Retired from the Board of Management on August 3, 2007:
Thomas W. LaSorda, Eric R. Ridenour, Thomas W. Sidlik



Dieter Zetsche | 54
Chairman of the
Board of Management,
Head of Mercedes-Benz Cars
Appointed until 2010

Bodo Uebber | 48
Finance & Controlling,
Daimler Financial Services
Appointed until 2011

Rüdiger Grube | 56
Corporate Development
Appointed until 2010

D

ded|i|ca|tion [dedication] <*lat.*>; We are driven by our passion for ever-improving products and the utmost quality. That is the basis for our leading position in the automotive industry. We want to inspire our customers with **fascinating premium automobiles, first-class commercial vehicles** and **tailored services**: over and over again.





The airflow properties of the new C-Class were analyzed with the help of the "Powerwall". We carried out countless test drives in the virtual driving cockpit.





"With the Digital Prototype, we can put all of our Mercedes-Benz models on the road in an even more advanced state of technology and quality than before."

Dr. Ludger Dragon, Head of the Roadholding, Simulation and Analysis department

When one wants to build the best automobiles in the world, one has to start with the prototypes. To improve product quality even further, Mercedes-Benz therefore made use of a completely virtual automobile for the first time when developing the new C-Class: the Digital Prototype.

Technologies can only be tested under normal operating conditions with the help of prototypes. For the development of the new C-Class, 280 real prototypes were built and driven for millions of kilometers. But long before that, digital prototypes went through countless virtual test drives in computer simulations, including around 5,500 crash tests and evaluations involving millions of arithmetical operations.

More than 1,500 typical driving situations were simulated and put into use for suspension tuning. The new C-Class is the world's first production vehicle that was developed on the basis of the Digital Prototype. And it is already certain that it will not be the last at Mercedes-Benz, because this technology helps us to improve the maturity of the real prototypes, thus saving time and money.

A

am|bi|tion [ambition] <*lat.*>; As an automotive pioneer, we intend to continue shaping the future of mobility. And as a premium producer, we aspire to **set the benchmark with pioneering products, technologies** and **ideas.**


ENGINE
START
STOP

Richard Byrd builds environmentally friendly houses and has oriented his company's operations towards sustainability. His E 320 BLUETEC is part of that.



“One can talk a lot about a cleaner future; but one can do a lot to attain that goal already today.”

Richard Byrd, property developer from Los Angeles



BLUETEC is the name of the technology developed by Mercedes-Benz that allows today’s diesel engines to meet the strictest emission limits. With this technology, nitrogen-oxide emissions can be reduced by around 80%, for example.

BLUETEC is based on a combination of four special components in the aftertreatment of diesel exhaust gases. Engines with BLUETEC already fulfill the Euro-5 limits due to come into force in 2011, are prepared for the Euro-6 limits expected for 2015, and are compatible with the strict environmental standards of all US federal states. And all of this is possible without the driver having to make any sacrifices: performance, comfort and driving pleasure are not compromised by this innovative environmental technology. BLUETEC works silently and invisibly, but extremely efficiently.

The experts agree that the E 320 BLUETEC is the best ecological choice in its class. Automobile journalists from all over the world have voted it the “World Green Car of the Year 2007.” So it’s no wonder that it is also first choice for property developer Richard Byrd from Los Angeles. After all, he has transformed his company in line with the motto, “going green,” and now specializes in building environmentally friendly houses. He is currently having his own house converted and is setting a good example with environmentally certified wood, recycled nails, solar cells and other innovative ideas. “It is time to change things,” he shouts to us, before he gets into his E 320 BLUETEC and drives off to his next project.

I

in|no|va|tion [innovation] <*lat.*>; Innovation has great tradition at Daimler. The names Gottlieb Daimler, Karl Benz and Wilhelm Maybach are inseparably linked with the development of the automobile. We are responsible for numerous automotive innovations. And our **inventiveness** is still our **most important asset**.


700

“Daimler has the advantage of innovative technology concepts to help it meet the challenge of sustainable mobility.”

Prof. Dr. Herbert Kohler, Vice President Group Research & Advanced Engineering Vehicles and Powertrains and Chief Environmental Officer





The futuristic vehicle is produced step by step by skilled craftsmen.



Using a 1:1 clay model, the designers can see what the interior of the F 700 will look like with a REVERSE seat.



The DIESOTTO engine proves its high levels of efficiency and economy on the test bench.

As the inventor of the automobile, we see it as our duty to play a major role in shaping its future. We aim to fulfill the globally growing need for individual mobility in an environmentally compatible way by reconciling our customers' desires for fascinating products with the continually rising demands of environmental and climate protection. Our latest contribution is the F 700. F stands for Forschung (research), Fascination and Fortschritt (progress).

Mercedes-Benz research vehicles put innovative technologies into drivable automobiles. The F 700 features characteristics that previously seemed contradictory: sustainable mobility, inspiring driving dynamics and outstanding comfort. This touring sedan is 5.18 meters long, has an engine with 238 horsepower (175 kilowatts) and needs just 5.3 liters of gasoline for 100 kilometers. This is made possible by a novel combination of gasoline and diesel engine that we call DIESOTTO. DIESOTTO technology is a milestone on the way to making the gasoline engine as fuel-efficient as the diesel engine. This luxurious automobile achieves consumption figures that were previously only offered by compact cars with diesel engines, while its performance is firmly placed in the premium class.

A further innovation is the anticipatory PRE-SCAN suspension, which scans the road ahead with two lasers integrated in the headlights so that each wheel can be individually adjusted to any unevenness – giving a softer or firmer ride. A third innovation helps to achieve previously unknown comfort: the REVERSE seat. By pressing a button, it can be positioned to face backwards. "Daimler invested more than € 1.7 billion in product and process innovation in 2007 – that's the biggest innovation budget in the global automotive industry," says Prof. Dr. Herbert Kohler, "So that we are ideally placed for the future."

M

mo|bil|i|ty [mobility] <*lat.*>; Whoever wants to set things in motion has to be **mobile** oneself. For 120 years, we have made our mark on the development of mobility, while repeatedly reinventing ourselves. We will continue to assume responsibility for making mobility **safe** and **clean** – and dynamic.



With more than 100 tank and silo trucks, Bay Logistics transports bulk goods, acids and hazardous materials for the chemical industry all over Europe.









Bay Logistics works with the Mercedes-Benz Bank and values the industry expertise of commercial-vehicle advisor Marcus Reiner.

"The financial services provided by Daimler offer us a maximum of mobility and flexibility – and a minimum of risk."

Michael Schaaf, Chief Executive of Bay Logistics

Worldwide, Daimler finances and leases more than 2.3 million vehicles, and satisfies customers' needs with additional services such as insurance and fleet management: always with the goal of making our customers even more mobile. The company Bay Logistics from Waiblingen transports goods for the chemical industry all over Europe with a fleet of more than 100 trucks, and has worked with the Mercedes-Benz Bank for many years.

Daimler: "Can one buy mobility?"
Michael Schaaf: "Combining the optimal vehicle with optimal services is the best basis for mobility and offers the maximum benefit from a vehicle."

Daimler: "How do you calculate vehicle benefit?"
Michael Schaaf: "By knowing exactly what a vehicle costs for each kilometer it is driven. We finance or lease our fleet of over 100 trucks with the Mercedes-Benz Bank. They guarantee us a residual value at the end of the contract. This gives us cost transparency and allows us to make an exact calculation."

Daimler: "Rising fuel costs, additional highway tolls, stricter legal requirements. What impact does that have?"
Michael Schaaf: "With regard to economy, we have optimized our costs – by financing or leasing our vehicles we remain financially flexible. It is important that the Mercedes-Benz Bank advisors support us not only with the financing. They know the industry, can tell us where we stand in the market and can give us useful advice."

Daimler: "Do you use any other services provided by the Mercedes-Benz Bank?"
Michael Schaaf: "For our vehicles that are in use all over Europe, we have decided in favor of CharterWay service leasing. The combination of leasing and service guarantees optimal security of deployment – without tying up capital and without any residual-value risk."

Daimler: "The industry often complains that qualified drivers are hard to find. Is it the same with you?"
Michael Schaaf: "We don't have that problem. 80% of our fleet is Actros trucks, and they are very popular. The drivers know that their Mercedes will take them safely to their destination and safely home again."

L

lead|er|ship [leadership] *<techn.>*; We are committed to a **culture of excellence**. We aim to inspire our customers with **outstanding products** and **services**, to be the employer of choice for the most **talented people** and to convince our shareholders with our profitability. We are proud of our unique tradition and work with passion for a successful future.


P
N
D





"Together we are strong! And can increase our production without any quality losses year after year."

Heinrich Münz, foreman vehicle assembly, Wörth plant

The vehicles produced by the Daimler Group are ahead of the competition in many respects. The knowledge, energy and commitment of our highly qualified and motivated employees are the most important success factors for our leading position in the market.

Striving for perfection at our truck plant in Wörth demands the full concentration of our employees – day after day. Excellent qualifications coupled with a high degree of individual responsibility form the foundations for successful collaboration and for the legendary "Mercedes quality." Our factory foremen play a key role in this process – like Heinrich Münz, for example.

Heinrich Münz is foreman, specialist and process manager in one person, and he has a complex area of responsibility. His daily challenges include the management, development, selection and qualification of his staff, ensuring that production runs smoothly and that his shift achieves its production volumes, and maintaining our ambitious quality standards.



As a foreman, specialist and process manager in one person, Heinrich Münz is always at the right place at the right time.

E

ef|fi|cien|cy [efficiency] <*lat.*>; Efficiency is essential for our **economic success** and **lasting profitable growth**. We consistently compare ourselves with the best in the industry and strive to achieve continuous efficiency improvements – not only in our daily work, but also in dealing with natural resources.


FREIGHTLINER

To optimize the shape of the Cascadia, Freightliner designers made use of data provided by the Daimler Trucks North America full-size wind tunnel which can simulate wind speeds of over 65 miles per hour.







“We have the only full-size wind tunnel capable of testing heavy-duty trucks in North America. The Cascadia’s exceptional aerodynamics, fuel economy and bold styling are the results of this pioneering technology.”

Chris Patterson, President and CEO of Daimler Trucks North America

As the leading manufacturer of commercial vehicles, Daimler sets the benchmark. The new Freightliner Cascadia has the lowest drag coefficient in its class worldwide.

Safe road handling characteristics, excellent driving stability, high levels of ride comfort and low fuel consumption are the hallmarks of the Cascadia. These are the results not only of sophisticated suspension designs and ultramodern control systems, but also of extraordinary aerodynamics. World class aerodynamics were achieved through over 2,500 hours of wind tunnel testing. This factor alone resulted in substantially lower fuel consumption compared with the predecessor model.

Increasing a truck’s payload also helps to achieve maximum economy. The aluminum cab saves considerable weight compared with steel – the hood, bumper and fenders are also lighter than on other models. Additional contributions are made by the improved diagnostics system, the low-maintenance air-conditioning and ventilation system and optimal engine accessibility. With its Freightliner, Sterling, Western Star, Mitsubishi Fuso and Mercedes-Benz truck brands, Daimler Trucks has a worldwide presence and can apply its resources to the benefit of each brand and every customer. This also benefits the Freightliner Cascadia: it is the first truck to be equipped with our global, heavy-duty engine family and shared electronics architecture.

R

re|spon|si|bil|i|ty [responsibility] <*lat.*>;
As a global enterprise, we are aware of our co-responsibility for the **development of society**. Maintaining a sustainable balance of economic, ecological and social requirements is a key criterion for our actions. We participate in open dialogue and are guided by the **highest ethical principles**. In this way, we create lasting value.


F700



We assume responsibility in many areas: We are involved in society and are committed to the well-being of our workforce. We secure the future of the Group. And we contribute towards the goal of an intact environment. One aspect of our orientation to the principle of sustainability is the employment of women in managerial positions and the compatibility of career and family. A good example of that is Tünde Beck: an engineer at the Untertürkheim plant and mother of two-year-old Vuk Alexander. While she's at work, her son is looked after in the Daimler-daycare center, "Sternchen".

Our location in Untertürkheim is particularly significant – it is the cradle of the automobile. Today, approximately 21,000 people produce engines, axles and transmissions here. In recent years, we have invested a lot in securing the future of the plant: a new production building was completed in 2007. What a journalist wrote in 1913 is true today: "Every time I go to Untertürkheim, something is being built – and that's a good sign for the expansion of manufacturing there."

The Untertürkheim plant received several awards in 2007: the "Environment Leadership Award" for CO_2 reduction, second place in the "Best Factory" competition and the "Manufacturing Excellence Award" as overall winner of the competition.



“Family or career? I want both! That was never a question for me.”

Tünde Beck, an engineer in the Quality Management Axles department

ıportant Events in 2007

uary
rld premiere of the new C-Class. Safety, comfort, agility: new Mercedes-Benz C-Class is presented to the public with all hese outstanding attributes. The sedan features a versatile duct concept and state-of-the-art technology.

ıruary
mler examines the strategic options for the Chrysler up. The goal is to find the best possible solution for the ysler Group and for DaimlerChrysler.

mlerChrysler disposes of EADS shares. While maintaining balance of voting rights between the German and the French reholders, the Group transfers 7.5% of the shares of EADS to onsortium of private and public-sector investors.

rch
ening of Sprinter assembly plant in Charleston, USA. new plant in the state of South Carolina starts production he Sprinter van for the American market under the Dodge Freightliner brands.

April
Successful market launch of new Mercedes-Benz C-Class and new smart fortwo. The new C-Class from Mercedes-Benz and the new smart fortwo are given an excellent reception on the weekend of their market launch in Western Europe. In Germany, dealerships record an all-time high number of visitors: a total of 470,000 customers and interested persons visit the show-rooms on that weekend.

Mercedes-Benz E 320 BLUETEC voted "World Green Car". Automobile journalists from 22 countries vote the E 320 BLUETEC the "2007 World Green Car". With this award, Mercedes-Benz is recognized as a pacemaker for new and extremely clean diesel technology.

New Chairman of the Supervisory Board. After the Annual Meeting on April 4, 2007, the Supervisory Board of Daimler-Chrysler AG elects Dr. Manfred Bischoff as its Chairman. Dr. Bischoff is the successor to Hilmar Kopper, who was a member of the Supervisory Board for more than 17 years.

Financial reporting changes over to IFRS. DaimlerChrysler changes over its financial reporting from US GAAP to IFRS. The divisions' return targets and the Group's financial controlling remain unchanged.


Die neue C-Klasse
The New C-Class

May

Cerberus to take a majority stake in the Chrysler Group. On May 14, 2007, the Board of Management approves the future concept for the Chrysler Group and the related financial services business and for the realignment of DaimlerChrysler AG. A majority interest in Chrysler is to be transferred to Cerberus Capital Management, a private-equity firm.

Freightliner presents the new Cascadia™. This long-distance heavy-duty truck with an all-new platform sets new standards in the US market and is extremely fuel efficient.

June

500,000th Mercedes-Benz Actros rolls off the assembly line. The Mercedes-Benz Actros is Europe's most-produced truck. Half a million units confirm the success of the Actros as a technology leader that convinces customers and users with the highest levels of reliability, safety, economy and comfort.

August

Transfer of a majority interest in Chrysler. On August 3, 2007, the transaction transferring a majority interest in the Chrysler Group and the related financial services operations in North America is concluded: Cerberus takes 80.1% of the new Chrysler Holding LLC; DaimlerChrysler retains an equity interest of 19.9%.

DaimlerChrysler approves share buyback. The Board of Management and the Supervisory Board approve a program to buy back nearly 10% of the outstanding share capital in an amount of up to €7.5 billion.

September

Mercedes-Benz presents future of the premium automobile at Frankfurt Motor Show. Mercedes-Benz presents new intelligent drive technologies at the Frankfurt Motor Show: the sustainability-oriented "Road to the Future", the F 700 research vehicle and the B-Class "F-Cell". Product highlights include the new C-Class station wagon and the smart fortwo micro hybrid drive (mhd).

Mercedes Car Group successfully completes CORE program. The 43,000 measures taken as part of the CORE Program lead to annual savings and earnings improvements totaling €7.1 billion. Long-term actions are implemented into the line organization and are consistently put into practice.

October

Change of name to Daimler AG. On October 4, 2007, the Extraordinary Shareholders' Meeting approves the new name of Daimler AG with more than 98% of the votes cast.

November

Global initiative for environmentally friendly commercial vehicles. At the start of the "Shaping Future Transportation" initiative, Daimler Trucks and Daimler Buses present 16 trucks and buses with alternative drive systems and fuels. Daimler is the world leader in this field, with more than 3,000 commercial vehicles with alternative drive systems and fuels delivered to customers.

Daimler Financial Services starts bank in Russia. The Daimler Group's financial services division enters the fast-growing Russian market for vehicle credit with its own autobank.

Daimler takes a majority stake in new Automotive Fuel Cell Cooperation. With a 50.1% equity interest in this company, Daimler intends to further extend its globally leading position in the field of automotive fuel-cell applications, together with its partners Ford Motor Company and Ballard Power Systems.

December

Daimler sells complex of buildings at Potsdamer Platz. The sale of real-estate properties to SEB Asset Management is part of the policy to optimize the Group's portfolio. The transaction was completed in the first quarter of 2008.


500.000.
Actros


DAIMLER

aimler Shares. Increased volatility of global stock markets. aimler's share price makes significant gains. Dividend raised €2.00 per share. Start of share buyback program for up to 7.5 billion.

elopment of Daimler's share price and relevant indices

	End of 2007	End of 2006	07/06 % change
ler's share price (in €)	**66.50**	46.80	+42
30	**8,067**	6,597	+22
Jones Euro Stoxx 50	**4,400**	4,120	+7
Jones Industrial Average	**13,265**	12,463	+6
ei	**15,308**	17,226	-11
Jones Stoxx Auto Index	**361**	290	+24
Automobiles Industry Index	**94**	121	-22

Stock-exchange data for Daimler shares

ISIN	DE0007100000
German securities identification number	710000
CUSIP	D1668R123
Stock-exchange abbreviation	DAI
Reuters ticker symbol	DAIGn.DE
Bloomberg ticker symbol	DAI:GR

rp fluctuations on international stock exchanges. Follow- significant share-price gains in the previous four years, upward tendency of global stock markets weakened consider- due to the anticipated slowdown of economic growth in triad markets of Western Europe, the United States and Japan, ecially in the second half of 2007. While the DAX climbed again siderably over the full year (+22%), the Dow Jones Euro xx 50 (+7%), the Dow Jones Industrial Average (+6%) and the 500 (+4%) showed only slight growth, and the Nikkei lost 11%.

he same time, the volatility of indices in the triad markets eased significantly. The main reasons for the share-price tuations, which occurred primarily in the second half of the r, were the crises in the US mortgage market and increasing iety about weaker economic growth in the Unites States and s also of the global economy. Additional negative factors e the ongoing rise in raw-material prices, the substantially ker US dollar and the growing fear of inflation. In the middle November 2007, the price of a barrel of crude oil reached a record of nearly US $100.

The weaker phases in the summer and towards the end of the year affected all sectors, although the share prices of European manufacturers of automobiles and commercial vehicles were particularly hard hit. This was mainly due to profit-taking by investors who had achieved very high price gains with their auto stocks during the first half of the year. Another reason is that investors were concerned that cyclical stocks such as automotive companies would perform worse than other sectors during an economic downturn. The industry indices, Dow Jones Stoxx Auto Index and S&P Automobiles Industry Index, therefore also fell significantly towards the end of 2007. But while the European benchmark closed the year 24% higher than at the end of 2006, the US index fell by 22%.

Ongoing positive development of Daimler's share price. Daimler's share price increased by 42% in 2007, and thus developed significantly better than the DAX and the rest of the European automotive sector.

The main reason for the surge in the share price was the Group's decision to dispose of a majority interest in Chrysler. The announcement of this move was very well received by the capital market. The share price also profited during the year from the earnings improvements at Mercedes-Benz Cars and the announcement of a 10% target for return on sales to be reached by this division by 2010 at the latest. And the decision announced in August 2008 to buy back shares in an amount of up to €7.5 billion also contributed to the stronger share price.

Daimler share price (high/low)
in €


85.00
80.00
75.00
70.00
65.00
60.00
55.00
50.00
45.00
Jan Feb Mar Apr May June July Aug Sept Oct Nov Dec

Share price index
Daimler AG — Dow Jones STOXX Auto Index — DAX —


170
160
150
140
130
120
110
100
90
12/29/06 2/28/07 4/30/07 6/29/07 8/31/07 10/31/07 12/31/07

After closing the year 2006 at €46.80, Daimler's share price climbed to over €60 in March 2007. The main driver of the price rise was the announcement of a review of "additional strategic options for the Chrysler Group", which was made when the results of the 2006 financial year were published on February 14. The share price was also boosted by the good earnings trend at Mercedes-Benz Cars and the transfer of EADS shares to an investor consortium.

On May 14, 2007, it was then announced that private-equity firm Cerberus Capital Management would acquire a majority interest in the Chrysler Group and the related financial services business. This was a "buy" signal for many investors who had previously been sceptical about the possibilities of corporate restructuring. In the weeks following the announcement, the share price rose to nearly €70 for the first time again since the spring of 2000.

Although the Group successfully closed the transaction for the transfer of a majority interest in Chrysler to Cerberus Capital Management on August 3 in a difficult market environment, the upward trend of our share price was abruptly stopped by massive sales due to the crisis in the US mortgage market as well as profit-taking. By the middle of August, the share price had fallen by nearly €10. At around €60, however, many investors were convinced that the possible negative factors were sufficiently reflected and that Daimler was very attractively valued in light of its profitability targets and the share buyback program.

By the end of October, the share price recovered and climbed to its high for the year of €78.85 on October 26, the day after the announcement of the third-quarter results.

Towards the end of the year, investors once again became concerned that the economic situation would worsen significantly, starting in the United States. Due to our shares' very good performance over the full year, many investors therefore decided in favor of profit-taking. At year-end, the price of Daimler shares closed at €66.50 in Xetra trading in Frankfurt and at US $95.63 in New York. This was equivalent to a market capitalization of €67.4 billion or US $97.0 billion. At the beginning of the year 2008, the US economic situation worsened once again. More and more investors interpreted this as a signal of an upcoming recession, which might later spread to Europe and the rest of the world.

As a result of these fears, investors sold large numbers of shares in January. Following their strong gains during 2007, the shares of Daimler and other automobile companies were particularly affected by these sales. Following the announcement of the results of 2007 in the middle of February 2008, the Daimler share price was significantly firmer once again, although the trend was still very volatile due to the uncertain environment.

Change of stock abbreviation to DAI. Due to the transfer of a majority interest in Chrysler and the related change of the corporation's name, the stock-exchange abbreviation was changed from DCX to DAI. The change of name did not involve any other changes for our shareholders; in particular neither the number nor the value of the shares was changed.

Start of share buyback program for up to €7.5 billion. In order to optimize the Group's capital structure and against the backdrop of high net liquidity in the industrial business and the good outlook for earnings and cash flows in all divisions, on August 29, 2007, the Board of Management and the Supervisory Board approved a share buyback program to be conducted through the stock exchange. In accordance with the authorization granted by the Annual Meeting of April 4, 2007, nearly 10% of the outstanding shares are to be bought back by the end of August 2008 for a total of up to €7.5 billion. By the end of 2007, 49.96 million shares worth €3.48 billion had been bought back and cancelled without any reduction in the capital stock.

Increased dividend of €2.00 per share. In addition to the share buyback program, we also want our shareholders to participate commensurately in the Group's success through the dividend. At the Annual Meeting on April 9, 2008, the Board of Management and the Supervisory Board will therefore propose the distribution of a dividend of €2.00 per share. This represents an increase of 33% compared with the prior year. Based on the number of shares entitled to a dividend as of December 31, 2007, it represents a dividend payout of €2,028 million (prior year: €1,542 million). This proposal is based on the significant improvement in profitability in 2007 as well as our generally positive expectations for the Group's future development.

istics

	End of 2007	End of 2006	07/06 % change
al stock (in millions of €)	**2,766**	2,673	+3
ber of shares (in millions)	**1,013.9**	1,028.2	-1
et capitalization llions of €)	**67.4**	48.1	+40
ber of shareholders illions)	**1.2**	1.3	-8
htings in share indices			
X 30	**8.16%**	6.47%	..
w Jones Euro Stoxx 50	**2.80%**	2.10%	
-term credit ratings			
ndard & Poor's	**BBB+**	BBB	
ody's	**A3**	Baa1	
ch	**A-**	BBB+	
RS	**A (low)**	A (low)	

Statistics per share

	2007 €	2006 €	07/06 % change
Net profit (basic)	**3.83**	3.66	+5
Net profit (diluted)	**3.80**	3.64	+4
Dividend	**2.00**	1.50	+33
Shareholders' equity (Dec. 31)	**37.71**	36.32	+4
Xetra Share price: year-end[1]	**66.50**	46.80	+42
Xetra high[1]	**77.76**	50.09	+55
Xetra low[1]	**46.30**	37.01	+25

1 Closing prices

ad shareholder base. Daimler has a broad shareholder base pproximately 1.2 million shareholders. At the end of 2007, largest shareholder was the Kuwait Investment Authority with olding of 7.2%. In total, institutional investors held 75.9% of equity and private investors held 16.9%. Around 71% of our ital stock was in the hands of European investors and around was held by US investors.

weighting of Daimler shares in major indices increased grad- y during the year, due to the positive development of the re price. In the German DAX 30 index, Daimler shares were ked in fourth position at the end of 2007 with a weighting .16% (end of 2006: 6.47%). In the Dow Jones Euro Stoxx 50 ex, our stock was represented with a weighting of 2.80% d of 2006: 2.10%). The global trading volume in Daimler stock ounted to 2.7 billion shares in the year 2007 (2006: 1.9 bil-), of which 2,511 million were traded at German stock hanges (2006: 1,799 million) and 154 million at the New York ck Exchange (2006: 91 million).

Inclusion in important sustainability indices and ratings. In 2007, our efforts to organize our operations in line with the principle of sustainability were rewarded by external appraisals. Daimler's stock was included for the third time in the Dow Jones Sustainability Index (DJSI), one of the world's leading indices of its kind. The company's commitment to sustainability was assessed in the areas of economics, ecology, human resources and social responsibility. On the basis of this assessment, the inclusion was confirmed of Daimler shares in the Dow Jones STOXX Sustainability Index, which reflects the development of the share prices of European companies with a particularly strong commitment to the principle of sustainability. Furthermore, Daimler received positive appraisals for its commitment to sustainability from the sustainability rating agencies Oekom, Vigeo and Account-Ability.

Two shareholders' meetings in 2007. The Annual Shareholders' Meeting of DaimlerChrysler AG, which was held at the International Congress Center (ICC) in Berlin on April 4, 2007, was attended by approximately 7,900 shareholders. 39.2% of the equity capital was represented at the Annual Meeting. In the voting on the items of the agenda, the Annual Meeting adopted the recommendations of the management with large majorities.

Shareholder structure as of December 31, 2007

By type of shareholder

Kuwait Investment Authority	7.2%
Institutional investors	75.9%
Retail investors	16.9%



By region

Germany	39.0%
Europe, excluding Germany	32.3%
United States	21.2%
Rest of the world	7.5%



The reason for the Extraordinary Shareholders' Meeting held at the same venue on October 4, 2007 was the change of the company's name from DaimlerChrysler AG to Daimler AG. Although attendance of approximately 5,000 shareholders was significantly lower than at our Annual Shareholders' Meeting, 51.6% of the capital stock was represented. The recommendation of the management to change the name of the company to Daimler AG was approved by our shareholders with a majority of 98.76%.

Comprehensive investor relations activities. Once again in the past year, the Investor Relations department provided timely information on the development of the Group to institutional investors, analysts, rating agencies and private shareholders.

Our communication activities for institutional investors and analysts included roadshows in the major financial centers of Europe, North America and Asia, as well as a large number of one-on-one meetings. We carried out presentations of the Group at the international motor shows in Detroit, Geneva and Frankfurt. On April 26, 2007, the Group presented its consolidated financial statements for the year 2006 in accordance with the International Financial Reporting Standards (IFRS). We informed the capital market about this changeover in a conference call that was transmitted on the Internet. We also arranged regular conference calls with Internet transmission to provide information on our quarterly results and important changes at the Group. The key areas of capital-market communication included the Group's current development and the outlook for full-year 2007, which was significantly impacted by the restructuring of the Group. The announcement and conclusion of the transaction for the separation from Chrysler were followed with great interest by analysts and investors and required intensive communication support from the Investor Relations department.

Enhanced website presence. As part of Daimler's corporate website, the Investor Relations section at www.daimler.com/investors was accessed approximately 50,000 times a month in 2007, equivalent to around 1,600 visits each day. The IR section was thus used about 25% more than in the previous years. 48% of visitors accessed the German version and 52% accessed the pages in English.

We helped to satisfy our users' rising information requirements with a number of additional components such as questions and answers on the Group's restructuring, reporting on the share buyback, and the provision of electronic versions for downloading of all annual reports since 1979. The attractiveness of the IR section of the Daimler website was enhanced by a new design following the resolution of the Extraordinary Shareholders' Meeting on the change of the company's name.

Shareholders online. The popularity of our electronic information and communication service, which we are constantly expanding and improving for our shareholders, was confirmed once again last year:

- The number of shareholders registered in Daimler's e-service (previously called the Personal Internet Service) remained over the 70,000 mark throughout 2007, although the total number of shareholders actually decreased.
- Approximately 50,000 shareholders (2006: 45,000) received their invitations to the Annual Meetings by e-mail instead of by post in 2007.

As part of the Investor Relations department's comprehensive approach, the e-service provides support to our shareholders on all aspects of the Annual Meeting. In this way, we make it easier for our shareholders to exercise their voting rights, while cutting costs and protecting the environment by reducing the use of paper. Access to the e-service and further information on it can be found on our website at https://register.daimler.com.

ne of the key events of the 2007 financial year was the r-reaching realignment of the Group. With the transfer a majority interest in Chrysler Holding LLC and the ange of name from DaimlerChrysler to Daimler, a new apter was opened in the Group's history. The new imler AG starts life as a strong and financially sound mpany: with Mercedes-Benz Cars, Daimler Trucks, ercedes-Benz Vans, Daimler Buses and Daimler Financial rvices, we are focused on successful businesses th clearly defined strategies and good prospects for the ture. Our overall business development was already ry positive in 2007: our operating result (EBIT) of €8.7 llion surpassed the target we had set for the year of least €8.5 billion.

Management Report

32 - 43
Business and Strategy

32 The Group
34 Report and explanation of details provided pursuant to Section 315, Subsection 4 of the German Commercial Code
36 Strategy
40 Economy and the industry
41 Business developments

44 - 57
Profitability

44 EBIT
47 Financial performance measures
48 Value added
50 Statements of income
52 Dividend
53 Workforce
54 Procurement
55 Information technology
56 Research and development

58 - 64
Liquidity and Capital Resources

58 Principles and objectives of financial management
59 Cash flow
62 Capital expenditure
62 Refinancing
63 Credit ratings

64 - 65
Financial Position

66
Overall Assessment of the Economic Situation

67
Events after the End of the 2007 Financial Year

67 - 73
Risk Report

67 Risk management system
68 Economic risks
69 Industry and business risks
72 Financial market risks
73 Risks from changes in credit ratings
73 Legal risks
73 Overall risk

74 - 79
Outlook

74 The world economy
75 Automotive markets
76 Unit sales
77 Revenue and earnings
78 Capital expenditure
78 Research and development
79 Workforce

siness and Strategy

ngeover of reporting to new Group structure and new ; accounting methods

the transfer of a majority interest in the Chrysler Group the related North American financial services business, the cture of the Group and thus also of the relevant data for parison with prior-year figures have changed significantly.

ysler and the related financial services business are reported e Group's income statements as "discontinued operations". figures shown for the Daimler Financial Services division no er include the financial services related to Chrysler in the TA region.

have taken these changes into consideration also retroactively he figures presented in this Annual Report 2007 that refer eriods of time, primarily for the amounts shown in the state- ts of income. For the amounts shown in the balance sheets, also in the statements of cash flows and for value added, the r-year figures have not been adjusted, so Chrysler is still uded in those figures. The figures stated for workforce devel- ents are without Chrysler for both periods.

dditional factor is that we changed our accounting and financial orting as of the first quarter of 2007 from United States erally Accepted Accounting Principles (US GAAP), which were applied for Annual Report 2006, to the International Financial orting Standards (IFRS).

figures presented in Annual Report 2006 therefore differ n the adjusted prior-year figures presented in this Annual ort 2007.

The Group

The new Daimler AG Group was formed from the former Daimler-Chrysler AG following a resolution by the Extraordinary Shareholders' Meeting held in October 2007. The Daimler Group can look back on a tradition covering more than one hundred years that features pioneering achievements in automotive engineering and extends back to Gottlieb Daimler and Karl Benz, the inventors of the automobile. Today, Daimler is a leading supplier of superior premium automobiles, as well as the world's biggest manufacturer of commercial vehicles with a wide range of first-class trucks, vans and buses. The product portfolio is completed by a range of tailored automotive services. Following the transfer of a majority interest to Cerberus Capital Management in August 2007, Daimler AG holds an equity interest of 19.9% in Chrysler. In addition, Daimler holds an equity interest in the European Aeronautic Defence and Space Company (EADS), a leading company in the aerospace and defense industries, which amounted to 24.9% at year-end.

With its strong brands and a comprehensive portfolio of vehicles ranging from small cars to heavy trucks, complemented by tailored services along the automotive value chain, Daimler is active in nearly all the countries of the world. The Group has production facilities in a total of 19 countries and approximately 7,300 sales centers worldwide. The global networking of research and development activities and of production and sales locations gives Daimler considerable potential to enhance efficiency and to gain advantages in an internationally competitive market.

Of Daimler's total revenue of €99.4 billion in the year 2007, 52% was generated by Mercedes-Benz Cars, 26% by Daimler Trucks, 8% by the Daimler Financial Services division and 14% by the Vans, Buses, Other segment.

At the end of 2007, Daimler employed a total workforce of more than 270,000 people worldwide.

Consolidated revenue by division

Mercedes-Benz Cars	52%
Daimler Trucks	26%
Daimler Financial Services	8%
Vans, Buses, Other	14%



The products supplied by the **Mercedes-Benz Cars** division range from the high-quality small cars of the smart brand to the premium automobiles of the Mercedes-Benz, Mercedes AMG and Mercedes-Benz McLaren brands and to the Maybach luxury sedans. Most of these vehicles are produced in Germany, but the division also has production facilities in the United States, France, South Africa, Brazil, India, Vietnam and Indonesia, and since the year 2005 also in China. Worldwide, Mercedes-Benz Cars has 17 production sites. Its most important markets in 2007 were Germany with 27% of unit sales, the other markets of Western Europe (34%), the United States (19%) and Japan (4%).

As the world's leading truck manufacturer, the **Daimler Trucks** division develops and produces vehicles within a global network under the brands Mercedes-Benz, Freightliner, Sterling, Western Star and Mitsubishi Fuso. The division's 35 production facilities are in the NAFTA region (17), Europe (7), South America (2) and Asia (8). Its product range covers light, medium and heavy trucks for local and long-distance deliveries and construction sites, as well as special vehicles for municipal applications. Due to close links in terms of production technology, Daimler Trucks' product range also includes the buses of the Thomas Built Buses and Mitsubishi Fuso brands. The division's most important sales markets in 2007 were Asia (with 31% of unit sales), the NAFTA region (24%), Western Europe (19%) and Latin America excluding Mexico (11%).

The **Daimler Financial Services** division supports the unit sales of the Daimler Group's automotive brands in more than 40 countries. Its product portfolio mainly comprises tailored financing and leasing packages for customers and dealers, but it also provides services such as insurance, fleet management, investment products and credit cards. The main areas of the division's activities are Western Europe and North America. In 2007, every third vehicle sold by Daimler was financed by Daimler Financial Services. Daimler Financial Services also holds a 45% interest in the Toll Collect consortium, which since January 2005 has operated an electronic road-charging system for trucks over 12 metric tons on highways in Germany.

The **Vans, Buses, Other** segment primarily comprises the Mercedes-Benz Vans and Daimler Buses units, the shareholdings in Chrysler Holding LLC and in the European Aeronautic Defence and Space Company (EADS), as well as the Group's real-estate activities.

The **Mercedes-Benz Vans** unit has production facilities at a total of seven locations in Germany, Spain, the United States, Argentina and Vietnam for the Vito/Viano, Sprinter and Vario series in weight classes ranging from 2 to 7.5 metric tons. An additional plant is now being established in China. The main sales markets for vans are Western Europe (71%) and the NAFTA region (10%). The Sprinter is also sold under the Dodge and Freightliner brands in the United States and Canada.

Daimler Buses' product range comprises buses for tourist, urban and interurban applications, as well as bus chassis, under the Mercedes-Benz, Setra and Orion brands. The most important of the 13 production sites are in Germany, Turkey, Brazil and the NAFTA region. In 2007, 49% of the unit's revenue was generated in Western Europe, 14% in the NAFTA markets and 20% in Latin America (excluding Mexico).

ıler Group – business portfolio

;edes-Benz	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other
:edes-Benz	Trucks Europe/ Latin America	Americas	Mercedes-Benz Vans
:edes AMG			
:edes-Benz aren (40%)	Trucks NAFTA	Europe, Africa, Asia/Pacific	Daimler Buses
	Trucks Asia		Stake in EADS
ɔach			
·t			Stake in Chrysler Holding LLC

ɔrt and explanation of details provided pursuant to tion 315, Subsection 4 of the German Commercial Code

ıagement. Daimler AG is a stock corporation domiciled in nany (see page 110 ff). It is managed by a Board of Manage- t, whose members are authorized to represent it vis-à-vis l parties. The Board of Management must have at least two ıbers, who, in accordance with Section 84 of the German k Corporation Act (AktG), are appointed by the Supervisory rd for a maximum period of office of five years. Reap- tment or the extension of a period of office, in each case for a imum of five years, is permissible. However, the Supervisory rd of Daimler AG has resolved to limit both initial appointments reappointments in general to a maximum of three years in future. These appointments and reappointments can only be e by a resolution of the Supervisory Board; reappointments generally not be made more than one year before the end of current period of office of the relevant Board of Management nber. The Supervisory Board appoints one of the members of Board of Management as the Chairman of the Board of ıagement. In exceptional cases, a member of the Board of agement can be appointed by the court in accordance with tion 85 of the German Stock Corporation Act.

Supervisory Board can revoke the appointment of a member of Board of Management and of the Chairman of the Board lanagement if there is an important reason to do so. Such a on could be, for example, gross neglect of duty, lack of ability onduct the management in a proper manner, or a vote of no fidence by the Annual Meeting.

ıumeration. A description of the system of compensation and individualized details of the compensation of the members ne Board of Management and of the Supervisory Board are wn in the **Renumeration Report** on pages 116 ff.

Purpose of the company, amendment to the Articles of Incorporation. The general purpose for which the company is organized is defined in Article 2 of the Articles of Incorporation. Pursuant to Sections 133 and 179 of the German Stock Corporation Act, the Articles of Incorporation can only be amended by a resolution of the Annual Meeting. In accordance with Article 19, Paragraph 1 of the Articles of Incorporation, resolutions of the Annual Meeting are passed with a simple majority of the votes cast, unless otherwise required by binding provisions of applicable law, and with a simple majority of the capital stock represented at the Annual Meeting if this be required. Pursuant to Section 179, Subsection 2, Sentence 2 of the German Stock Corporation Act, any amendment to the purpose of the company requires a 75% majority of the capital stock represented at the Annual Meeting. Amendments to the Articles of Incorporation that only affect the wording can be decided upon by the Supervisory Board in accordance with Article 7, Paragraph 3 of the Articles of Incorporation.

Capital. The subscribed capital of Daimler AG amounts to €2,766 million as of December 31, 2007. It is divided into 1,013,868,596 individual registered shares. All shares grant equal rights to their holders. Each share confers one vote and the right to participate in dividend distributions. The rights and duties arising from the shares are derived from the provisions of applicable law.

Share buyback, approved and conditional capital. By resolution of the Annual Meeting of April 4, 2007, the Board of Management was authorized until October 4, 2008 to acquire the company's own shares for certain purposes up to a maximum corresponding amount of the capital stock of €267 million, which is nearly 10% of the capital stock. By December 31, 2007, this authorization had been utilized to buy back 49.96 million shares in a total amount of €3.48 billion; following their acquisition, the shares were cancelled without any reduction of the capital stock. The volume of the shares bought back is equivalent to 4.7% of the shares outstanding at the beginning of the buyback program.

By resolution of the Annual Meeting of April 9, 2003, the Board of Management was authorized, with the consent of the Supervisory Board, to increase the capital stock during the period until April 8, 2008 by up to €500 million through the issue of new registered no par value shares in exchange for cash contributions and by up to €500 million through the issue of new registered no par value shares in exchange for non-cash contributions. The Board of Management is also authorized to increase the capital stock by up to €26 million for the purpose of issuing employee shares.

In addition, the Board of Management was authorized, with the consent of the Supervisory Board, during the period until April 5, 2010 to issue convertible and/or option bonds in a total nominal amount of up to €15 billion with a maximum term of 20 years and to grant the owners/lenders of these bonds conversion or option rights to new shares in Daimler AG with a corresponding amount of the capital stock of up to €300 million, in accordance with the terms and conditions of the bonds.

Change-of-control clause. Daimler AG has concluded various material agreements, as listed below, that include clauses regulating the possible occurrence of a change of control:

- A non-utilized syndicated credit line in a total amount of US $5 billion, which the lenders are entitled to terminate if Daimler AG becomes a subsidiary of another company or comes under the control of one person or several persons acting jointly.
- A joint venture with Ford Motor Company for the development of fuel-cell systems; this joint venture can be terminated by either of the contracting parties if the other party is subject to a change of control. A change of control is defined here as the right to give instructions to the Board of Management and to determine the company's guiding principles, the possibility to elect the majority of the members of the Supervisory Board, or possession of at least 40% of the voting rights.
- An agreement concerning the acquisition of a majority (50.1%) of the newly founded "Automotive Fuel Cooperation", which has the goal of further developing fuel cells for automotive applications and making them marketable. In the case of a change of control at Daimler AG, the agreement allows the right of termination by the other main shareholder, Ford Motor Company, as well as a put option for the minority shareholder, Ballard Power Sytems. Control as defined by this agreement is the beneficial ownership of the majority of the voting rights and the resulting right to appoint the majority of the members of the Board of Management.
- An agreement concerning rights to the intellectual property connected with a joint venture with BMW, General Motors and Chrysler for the development of a hybrid drive system, which, in the case of a change of control of one of the parties involved, allows the other parties to terminate the agreement. A change of control as defined by this agreement refers to the beneficial ownership of the majority of the voting rights in the company, and, in the case of a company listed on a stock exchange, the beneficial ownership of at least 20% of the voting rights in the company if within 18 months after this limit is exceeded the majority of the members of the Supervisory Board representing the shareholders consists of persons who were proposed by the owner of the 20% of the voting rights; a change of control is also understood as a merger or amalgamation with another company unless, in the case of a company listed on a stock exchange, after the merger the majority of votes are held by the previous owners and no-one has beneficial ownership of more than 20% of the total voting rights; a change of ownership is also understood as the transfer of all or nearly all of the assets.
- An agreement regulating the exercise of voting rights in EADS N.V. In the case of a change of control, this agreement stipulates that Daimler AG is obliged, if so requested by the French party to the agreement, to make all efforts to dispose of its shares in EADS under appropriate conditions to a third party that is not a competitor of EADS or of the French contracting partner of Daimler AG. In this case, the French party has the right of preemption under the same conditions as were offered by a third party. A change of control can also lead to the dissolution of the voting consortium. According to the EADS agreement, a change of control has taken place if a competitor of EADS N.V. or of the French contracting party either appoints so many members of the Supervisory Board of Daimler AG that it can appoint the majority of the members of the Board of Management or holds an investment that enables it to control the day-to-day business of Daimler AG.


Profitable Growth
Passion
Respect
Integrity
Discipline

ategy

have reviewed the strategic focus of Daimler AG and adjusted the new situation. As a pacemaker for technological progress he automobile industry, we focus on our traditional strengths: want to inspire our customers with
rst-class premium automobiles that set the benchmark,
ommercial vehicles that are the best in their respective ompetitive environment, and
utstanding service solutions related to these products.

get system. The goal of the new Daimler AG is unchanged: intend to achieve sustainable profitable growth in all of our sions and thus to increase the value of the Group. Daimler solid foundations in all of its businesses and has a leading rket position in each relevant segment. We aim to be one he world's leading automotive manufacturers and a company t is valued by its customers, business partners and employees. have set ourselves challenging targets also in financial terms: aim to earn an average return on sales of 9% in the automobile siness over the market and product cycles. In order to achieve se targets we have defined a strategic framework - the Daimler get system - which, as shown in the above diagram, consists of strategic dimensions and is based on the four key values of ssion, respect, integrity and discipline. We believe that these ues are a prerequisite to deliver excellent performance - and therefore act in accordance with them.

both the Group and the individual divisions, we have defined actual situation and the target for each of these individual ategic dimensions.

imler ScoreCard. The Daimler ScoreCard supports the imple-ntation of our corporate strategy. It is the link between our get system and the operational management of the businesses evaluating the progress made towards our strategic goals. e Daimler ScoreCard serves as an additional management trument: it supplements the financial controlling instruments h the application of non-financial performance indicators.

Four strategic focus areas for action. To achieve our strategic targets, within the framework of the Daimler target system we have laid down four strategic focus areas for the coming years:

- **Operational excellence and a high performance culture.** Our goal is to develop, produce and sell superior products using processes with above-average efficiency. We establish clear structures and lean processes and use the opportunities of standardization and modularization for further productivity increases in all businesses. For this purpose, in recent years we have started efficiency programs in all of our divisions, some of which have already been completed. Two examples are the CORE program at Mercedes-Benz Cars and the Global Excellence program at Daimler Trucks. Our success with process optimization has also been confirmed by external awards such as first place overall for our Untertürkheim plant in the 2007 "Manufacturing Excellence Award". Furthermore, as a result of the new management model we initiated in 2006, structures and processes have been newly organized also in the supporting functions, facilitating the focus of our business on the core automotive functions. The implementation of the new management model is progressing according to plan. Improving efficiency will remain a key strategic focus in the future.

In order to achieve these ambitious corporate goals and to promote the implementation of a high performance culture, we need highly motivated and high-performing employees who are aware of their contribution to the Group's success and who act with a focus on success and customer satisfaction. We therefore initiated a wide-ranging Excellence Process throughout the Group in the autumn of 2007. Gradually, all levels of the hierarchy will be included. In this way, we intend to ensure that all of our employees throughout the Group focus their actions even more closely on our corporate goals.

- **Expansion of core business in traditional market segments and utilization of new opportunities on a regional basis.** Superior products and customer services are crucial for us to continue growing in our traditional core segments. The market success of our vehicles shows that we are on the right track in terms of quality, customer satisfaction, customer perception and product appeal. Numerous prizes demonstrate the excellent market position of our vehicles: The S-Class and the SL-Class were both voted "Best Car of the Year 2007" in their respective categories by the German automobile magazine "Auto Motor Sport". The emergency braking assistance (Active Brake Assist) of the Mercedes-Benz Actros was awarded ADAC's "Yellow Angel" prize and the European Safety Prize. Mercedes-Benz and Setra buses unit received the "Best Bus 2007" award in their respective class. In the United States, J.D. Power awarded Mercedes-Benz Financial first place among the captive financial services providers. Our expertise in the area of environmentally friendly automobiles is underscored by awards such as the TÜV environmental certificate for the C-Class sedan and station wagon in Germany and the "World Green Car" award for the E 320 BLUETEC in the United States. We intend to utilize additional potential in the markets of the future with products whose character and marketing are tailored to the special requirements of each market. Our recent activities in China and India are topical examples of the enhancement of our local market position. For example, in China the foundation stone has been laid for a new van plant in Fuzhou. In India, we have started production of the Mercedes-Benz Actros heavy-duty truck and have agreed on a joint venture for the production of trucks with the Hero Group. In addition, Daimler Buses has agreed to cooperate with Sutlej Motors on the production of buses in India.

- **Further development of innovative and customer-oriented services and technologies.** We are working intensively on the development of innovative, customer-oriented technologies along the entire automotive value chain. It makes sense to utilize innovations in different businesses throughout the Group. For example, we applied BLUETEC, the world's cleanest diesel technology, first in commercial vehicles and later also in passenger cars, underscoring our leading role. In the future, we intend to make even more use of such opportunities for the Group-wide transfer of innovations.

Our research and development work in the coming years will focus on developing environmentally friendly alternative drive systems. In addition to optimizing conventional drive systems, we are working on various alternative systems such as hybrid drive, fuel-cell drive, and so-called "DIESOTTO" engines, which are designed to combine the economy of diesel engines with the low emissions of modern gasoline engines. Not only are we the undisputed global market leader for hybrid buses, but with more than 100 vehicles, we have the world's biggest fleet of fuel-cell vehicles in use. Our involvement as majority shareholder of the newly founded "Automotive Fuel Cell Cooperation" shows the importance we place on extending our expertise in this area. As early as the year 2010, we intend to start production of fuel-cell vehicles with a small series of the B-Class.

Parallel to the technological development of our product range, we plan to expand the range of services we offer in connection with these products. In cooperation between Daimler Financial Services and the automotive divisions, new methods will therefore be prepared in order to utilize the promising business potential offered by the services sector.

evelopment and innovation of new businesses in related eas. We intend to make targeted use of the results of the ork done by our research and development departments, our tractive customer base and our strong brands to utilize new isiness potential also in related areas. However, a precondition r this is that the new business ideas have an automotive ference and contribute to our profitable growth by comple- enting our business portfolio over the long term.

sfer of a majority interest in Chrysler. The year 2007 ured a far-reaching reorientation of the Group. The most ortant event in this respect was the transfer of a majority est in the Chrysler Group and the related financial services ness in North America and the resulting change of name to nler. After careful consideration of all opportunities and risks, transfer of a majority interest was deemed to be the best tion. Due to the strengthening of our financial basis, the Group gained greater scope for action and investment. Furthermore, this step we have significantly reduced our dependence on the tile North American volume market and the risks inherent ne existing pension plans and healthcare obligations, thus eving a sustained boost in Daimler's profitability. And we once again concentrate all of our strength and attention on ding premium automobiles and first-class commercial icles and providing a comprehensive range of services all und these products.

ebruary 2007, the Board of Management already announced all strategic options were being reviewed for the future of the ysler Group. On May 14, 2007, DaimlerChrysler announced future concept for the Chrysler Group including the related ncial services business in North America and the realignment aimlerChrysler AG. On August 3, 2007, DaimlerChrysler and berus Capital Management, L.P., a private equity firm based in York, consummated the contract for the transfer to Cerberus majority interest in the Chrysler Group and the related ncial services business (closing). In return for an 80.1% equity rest in Chrysler Holding LLC, CG Investor LLC, a subsidiary erberus Capital Management, made a capital contribution of €5.2 billion (US $7.2 billion). Daimler holds a 19.9% equity interest in Chrysler Holding. That company holds 100% of Chrysler LLC, which carries out the automotive business with the Chrysler, Jeep® and Dodge brands, and of Chrysler Financial Services LLC, which carries out the related financial services business in the NAFTA region.

The Chrysler Group's financial obligations to its employees and the employees of Chrysler Financial for pensions and healthcare benefits are retained by the Chrysler companies. Daimler has provided a guarantee of US $1 billion for the pension obligations, which is to be paid only in the event that the Chrysler Group's pension plans terminate within the next five years. The pension plans were significantly overfunded at the time of the transfer. In light of highly volatile US loan markets, Daimler agreed to support the financing of the majority takeover of Chrysler. We subscribed US $1.5 billion of second-lien loan for Chrysler's automotive business, to be drawn within twelve months. The credit is priced at market conditions and has a maturity of seven years.

Since August 4, 2007, Daimler's 19.9% interest in Chrysler Holding LLC has been included in the Vans, Buses, Other segment using the equity method of accounting with a three-month time lag.

Additional portfolio changes in 2007. In February 2007, within the framework of an agreement with a consortium of private and public-sector investors, Daimler reduced its economic ownership of EADS by 7.5%, thus continuing the strategy of focusing on the core automotive business. The voting balance between Daimler and the French shareholders is maintained, however. For this purpose, Daimler placed its strategic 22.5% shareholding in EADS in a company in which the investors' consortium holds a one-third interest via a special-purpose entity. This represents an indirect holding in EADS of 7.5%, although Daimler still controls the voting rights of the entire 22.5% package of EADS shares. The price paid by the investors' consortium for the indirect equity interest in EADS was approximately €1.5 billion, and led to a corresponding cash inflow for Daimler. As compensation for the indirect ownership of EADS equity, the investors' consortium receives a preference dividend from Daimler in relation to the indirect 7.5% holding that is equivalent to 175% of the normal EADS dividend. Daimler has the option to terminate this specially created corporate ownership structure on July 1, 2010 at the earliest. In this regard, Daimler has the right either to supply the investors' consortium with EADS shares or to pay cash compensation. In the case of EADS shares being supplied, the German government, the French government and Lagardère will be granted the right of preemption by Sogeade so that the balance between the German and French sides can be maintained.

In June 2007, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) sold a number of real-estate properties to Nippon Industrial TMK for €1.0 billion. At the same time, MFTBC concluded a long-term leaseback agreement for the properties. This transaction led to a one-time increase in EBIT of €78 million.

In November 2007, Daimler AG acquired a majority interest in the newly founded Automotive Fuel Cell Cooperation. Acquiring a majority interest in this company is a logical step to take so that we can improve our expertise in this key technology for the future of emission-free mobility and can further strengthen our leading position in the area of fuel cells. Ballard Power Systems Inc. will transfer its automotive division into the new company, so that it can focus on stationary applications of fuel cells in the future. With an equity stake of 50.1%, Daimler will take over the industrial leadership of the Automotive Fuel Cell Cooperation. Ford holds 30% and Ballard holds the remaining 19.9%. Ballard will transfer to the new company both its staff in the area of research and development as well as its complete intellectual property and expertise in automotive fuel-cell applications. With 150 highly specialized employees and numerous patents, the newly founded company is a leader for automotive fuel-cell applications.

In December 2007, Daimler signed an agreement with the Indian Hero Group to found a joint venture. It is planned that the new jointly held company will at first produce light, medium and heavy-duty commercial vehicles for the Indian volume market. Production for export markets is foreseen for a later stage. Model variants of current Daimler Trucks products are to be produced, tailored to the requirements of the Indian market. The application for approval of the joint venture has been submitted to the Indian government.

Also in December 2007, Daimler sold its real-estate properties at Potsdamer Platz in Berlin to SEB Asset Management. The properties comprise 19 buildings with a total surface area above and below ground of 500,000 square meters. The ownership of the land and buildings was transfered to the new owner in the first quarter of 2008. The sale is part of current measures being taken to optimize the Group's portfolio with the goal of improving value added by focusing on the core business.

ıomic growth

| domestic product, 2006 / 2007
h rate (in %)



Total
NAFTA region
Western Europe
Japan
Asia excl. Japan
Other markets

:e: Global Insight

Global automotive markets

Unit sales growth rate 2007/2006 (in %) — Passenger cars / Commercial vehicles



40
30
20
10
0
-10
-20
-30
-40
Total
Western Europe
Japan
USA[1]
South America[1]
China

Source: German Association of the Automotive Industry (VDA)

1 Segment passenger vehicles including light trucks

ıomy and the industry

world economy. The generally stable growth trend of the
d economy continued in 2007. Although real economic growth
8% did not quite equal the dynamism of the prior year (4.1%),
s still significantly higher than the long-term average of approx-
ely 3%. The solid economic development of Western Europe
7%) and the continuing upswing in the emerging markets (+7.3%)
particularly pleasing. On the other hand, economic growth
eased slightly in Japan (to +1.9%) and significantly in the
ed States (from 2.9% to just under 2.2%). Although the
nan economy did not quite match the excellent prior year, it
one of the sources of growth in Europe with a real increase
oss domestic product of 2.5%. Within the emerging markets,
egions contributed to global growth, especially the booming
ıomies of China and India. China in particular is increasingly
ıg over the role of global growth driver and for the first
delivered a bigger contribution to the expansion of the world
ıomy than the United States. In view of significant increases
w-material prices, the growth-dampening effects of the more
rictive monetary policy at the beginning of the year, and
turbulences in financial markets caused by the US mortgage
s in the second half of the year, the global economy proved
e remarkably resilient. Nonetheless, the rate of expansion
eased during the second half of 2007 – but with significant
onal differences. With regard to global economic imbalances,
JS current-account deficit improved only slightly, while the
ıgn-exchange reserves and current-account surpluses of the
n and oil-exporting countries increased again significantly.

r the year 2007, the euro gained just under 12% against the
dollar, approximately 5% against the Japanese yen, and a little
9% against the British pound.

Automotive markets. Worldwide sales of vehicles continued to grow in the year 2007, although at a slightly lower rate than in the prior year. Growth in global sales of passenger cars (just under 4%) was almost solely due to strong demand in the emerging markets of Asia, Latin America and Eastern Europe. Within the triad markets, only Western Europe showed a stable development, while new registrations decreased in North America and Japan. With the exceptions of Japan and the United States, where stricter emission regulations led to significant drops in sales, the global market for commercial vehicles was in good shape (around +5%).

With sales of 16.1 million units (2006: 16.5 million), the US market for passenger cars and light trucks continued to decline parallel to the slowdown of economic growth. The weakening of the world's biggest automobile market was worsened by the effects of the mortgage crisis, the related distinct drop in private consumption, and the continuation of high fuel prices. In terms of vehicle segments, over the full year it was mainly the so-called compact crossover vehicles offering a fuel-efficient combination of sedan, station wagon and SUV that profited.

The development of the Western Europe region was generally stable with a market volume similar to the prior-year level (14.8 million passenger cars). However, there were substantial differences between the individual major markets. Whereas sales of passenger cars declined in Germany (-9%) and Spain (-1%), there was growth in Italy (+7%), France (+3%) and the United Kingdom (+2.5%). The Japanese market once again failed to deliver any stimulus (-5%), whereby demographic developments proved to be an increasingly negative factor. But the rapid expansion of markets in the Asian emerging economies continued unabated, led by China and India. In Central and Eastern Europe, the very positive growth trend was confirmed once again. The Russian market was particularly strong, boosted by increased sales of foreign brands. The strong expansion of previous years continued also in Latin America.

Unit sales structure

Mercedes-Benz Cars

A-/B-Class	22%
C-/CLK-/SLK-Class	30%
E-/CLS-Class	18%
S-/CL-/SL-Class/SLR/Maybach	8%
M-/R-/GL-/G-Class	14%
smart	8%



Daimler Trucks

Trucks Europe/Latin America	34%
Trucks NAFTA	26%
Trucks Asia	40%



The world's major markets for commercial vehicles developed disparately in 2007. In North America, manufacturers were confronted with a massive decline in demand for trucks (-32%). On the one hand, this was primarily due to the cyclical weakening of demand for investment goods. On the other hand, the new EPA07 emission regulations that came into force in the United States on January 1, 2007 had led to purchases being brought forward to the year 2006. Sales of commercial vehicles slumped by about 25% in Japan, also mainly as a result of stricter emission standards. But there was further market growth in Western Europe due to continued robust demand for investment goods (+1.0%). China was once again the main growth market for commercial vehicles in Asia, with double-digit growth rates in all segments.

Business developments

Unit sales. Daimler sold a total of 2.1 million vehicles in 2007, surpassing the prior-year figure by 1%.

The **Mercedes-Benz Cars** division increased its unit sales by 3% to the new record level of 1,293,200 passenger cars in 2007. This was higher than the volume announced at the beginning of the year and strengthened our worldwide market position in the premium-car segment. Unit sales of Mercedes-Benz passenger cars increased, primarily due to the market success of the new C-Class, by 3% to 1,180,100 vehicles. With sales of 107,000 S-Class cars (2006: 108,000), Mercedes-Benz was once again the market leader in the luxury segment by a large margin. Unit sales of the M-Class matched the high prior-year level, while sales of the E-Class and the A-/B-Class decreased. Sales of 251,800 units in the United States surpassed the prior-year level by 1%. In Western Europe, however, unit sales were close to the level of the prior year. The Mercedes-Benz brand was particularly successful in the markets of Eastern Europe (+37%), China (+64%) and South Africa (+14%). Sales of 103,100 smart brand cars reached the prior-year level despite the rationalization of the product range from three model series to the smart fortwo. The new version of the fortwo, which has been on the market since April 2007, has been given a very good reception by the customers. In total, sales of the fortwo increased by 50% to 102,100 units in 2007 (see page 82).

Daimler Trucks sold a total of 467,700 heavy, medium and light-duty trucks in 2007. The record figure of 516,100 vehicles achieved in 2006 was therefore not equaled, as had already been predicted in Annual Report 2006. The main reason for this anticipated decrease was the drop in demand in the United States, Canada and Japan caused by stricter emission regulations. The truck business was additionally impacted by the general weakening of the market in the United States; unit sales by Trucks NAFTA therefore fell by 36% to 119,000 vehicles. However, Trucks Europe/Latin America recorded an increase of 13% to 159,900 vehicles. Significant increases were recorded in Europe (+7% to 104,400 units), in Latin America excluding Mexico (+27% to 38,100 units) and in the Middle East (+44% to 6,000 units). Trucks Asia sold 188,700 vehicles of the Mitsubishi Fuso brand, slightly higher than the prior-year figure. This was primarily due to strong exports to Indonesia - the most important export market - and the Middle East, as well as growth in Australia, while unit sales in Japan and Taiwan decreased significantly due to the stricter emission limits (see page 86).

The **Mercedes-Benz Vans** unit achieved a new sales record of 289,100 units in 2007 (+13%). The new Sprinter was particularly successful, with an increase of 17% to 184,300 units. But unit sales of the Vito/Viano models also increased to 104,600 vehicles (+6%). In Western Europe, we increased total unit sales by 14% to 205,800 vans and further extended our leading market position in the van segment. With the laying of the foundation stone for a van plant in China, we have taken an important step for our future operations in this growth market (see page 92).

Daimler Buses unit surpassed its high prior-year level of sales by 8%. Worldwide, Daimler Buses sold 39,000 complete s and chassis of the Mercedes-Benz, Setra and Orion brands, successfully defended its leading market position in the cate- above 8 tons. In Europe, we sold 9,100 units in a stable ket (2006: 8,700) and increased our market share from 21.0% 1.5%. In Latin America (excluding Mexico), sales increased 17,100 to 20,100 units and our market share amounted to % (2006: 48.9%). In the NAFTA region, sales of 6,100 units slightly lower than in the prior year due to market develop- ts (2006: 6,300) (see page 92).

ket share

	2007	2006	07/06
			Change in %-points
edes-Benz Cars			
ern Europe	**4.6**	4.6	-
reof Germany	**10.3**	9.8	+0.5
d States	**1.6**	1.5	+0.1
	1.0	1.0	-
ler Trucks			
um and heavy trucks ern Europe	**21.7**	22.0	-0.3
reof Germany	**39.7**	40.4	-0.7
y trucks NAFTA region	**32.7**	33.2	-0.5
um trucks NAFTA region	**22.7**	21.4	+1.3
um and heavy trucks	**30.7**	31.9	-1.2
s Japan	**23.6**	25.4	-1.8
edes-Benz Vans			
um and heavy vans ern Europe	**16.4**	16.0	+0.4
reof Germany	**26.1**	25.8	+0.3
ler Buses			
y buses Western Europe	**26.0**	25.4	+0.6
reof Germany	**55.4**	52.2	+3.2

Following the transfer of a majority interest in Chrysler and the related financial services business, the **Daimler Financial Services** division restructured its operations in the NAFTA region and established its own independent financial services organization there. Despite these radical changes, business developed steadily during 2007. At €27.6 billion, the volume of new business was close to the prior-year level. Contract volume increased by 4% to €59.1 billion; adjusted for the effects of currency translation it rose by 9%. At the end of the year, the portfolio comprised 2.3 million financed and leased vehicles. Growth stimulus came in particular from the region Europe, Africa and Asia/Pacific (see page 90).

Consolidated revenue by region

in billions of €


Germany
Western Europe (excl. Germany)
NAFTA
Other markets
105
90
75
60
45
30
15
0
2005
2006
2007

Order situation. The Mercedes-Benz Cars and Daimler Trucks divisions and the Mercedes-Benz Vans and Daimler Buses units produce vehicles to order in accordance with their customers' individual specifications. We endeavor to flexibly adjust the production capacities of individual models to the changing levels of demand. Due in particular to strong demand for the new C-Class models and the new smart fortwo, the order backlog at Mercedes-Benz Cars at the end of 2007 was significantly higher than a year earlier. At Daimler Trucks, the order situation in Western Europe and Latin America continued to develop very positively. But due to the sharp drop in demand in the United States and Japan, the overall order backlog was lower than at the end of 2006, as expected. The order backlogs of the Mercedes-Benz Vans and Daimler Buses units both increased significantly.

Revenue. Daimler's total revenue of €99.4 billion in 2007 was similar to the prior-year level; adjusted for currency effects, there was an increase of 3%. Mercedes-Benz Cars' volume of business increased to €52.4 billion, primarily due to the market success of the new C-Class models launched in 2007. The revenue posted by the Daimler Trucks division of €28.5 billion was lower than in the prior year, as had been anticipated at the end of 2006. This was caused mainly by the market decline in the United States and Japan. The Daimler Financial Services division contributed €8.7 billion to the Group's total revenue (2006: €8.1 billion). At the Vans, Buses, Other segment, revenue increased by 7% to €14.1 billion; both Mercedes-Benz Vans (+13% to €9.4 billion) and Daimler Buses (+8% to €4.4 billion) increased their business volumes.

In regional terms, Daimler's revenue in Western Europe increased by 5% to €49.3 billion. In the NAFTA region, revenue decreased by 16% to €23.5 billion, due not only to falling demand for trucks but also to the weak US dollar. In the rest of the world, we expanded our business volume by 9% to €26.6 billion. Growth was particularly pronounced in Asia, the Middle East and Eastern Europe.

Revenue

	2007	2006	07/06
Amounts in millions of €			% change
Daimler Group	**99,399**	99,222	+0
Mercedes-Benz Cars	**52,430**	51,410	+2
Daimler Trucks	**28,466**	31,789	-10
Daimler Financial Services	**8,711**	8,106	+7
Vans, Buses, Other	**14,123**	13,151	+7

ɔfitability

Development of earnings
in billions of €


EBIT
Net profit
9.0
7.5
6.0
4.5
3.0
1.5
0
2005
2006
2007

to the transfer of a majority interest in the Chrysler Group and ·elated financial services business in North America, the ·ating results generated by these units from January 1, 2007 | August 3, 2007 are presented in the Group's income ement as "discontinued operations"; the prior-year figures ; been adjusted to the changed structure accordingly.

| the closing of the transaction for the transfer of a majority ·est in Chrysler on August 3, 2007, all assets and liabilities :ated to the Chrysler business were derecognized. The loss ı the deconsolidation of €753 million is included in the net from discontinued operations.

f August 4, 2007, we account for our 19.9% non-controlling ity interest in Chrysler Holding LLC using the equity method ccounting basically with a three-month time lag. If material, ever, we consider our proportionate share in transactions and ıts during this intervening three-month period.

earnings measure EBIT presented in the table below relates ly to the Group's continuing operations.

Γ by segment

	2007	2006	07/06
ınts in millions of €			% change
edes-Benz Cars	**4,753**	1,783	+167
ıler Trucks	**2,121**	1,851	+15
ıler Financial Services	**630**	807	-22
, Buses, Other	**1,956**	1,327	+47
ınciliation	**(750)**	(776)	-3
ıler Group	**8,710**	4,992	+74

In 2007, **Daimler** achieved EBIT of €8.7 billion (2006: €5.0 billion), thus surpassing the earnings target of at least €8.5 billion that had previously been announced for 2007.

There was a positive impact from the significantly higher EBIT from the Mercedes-Benz Cars division, which profited from the efficiency improvements it achieved and from the favorable development of unit sales. The Daimler Trucks division achieved earnings in excess of the high prior-year level despite the decrease in unit sales in the NAFTA region and Japan. Daimler Financial Services was unable to equal its prior-year earnings, primarily due to the expense of setting up its own financial services organization in the NAFTA region following the separation from Chrysler Financial. The EBIT posted by Vans, Buses, Other was higher than in 2006 due to special gains realized in connection with the transfer of interest in EADS.

Within the context of our efficiency-improving programs, measures were defined to further improve the utilization of our production facilities. As a result, effective since January 1, 2007, we adjusted the depreciation of property, plant and equipment to the longer useful lives. In the year 2007, this led to a positive effect on Group EBIT in an amount of €888 million. Of that total, €614 million is attributable to Mercedes-Benz Cars, €126 million to Daimler Trucks and €148 million to Vans, Buses, Other (see also Note 1 to the Consolidated Financial Statements).

On the other hand, EBIT was negatively impacted by unfavorable currency hedging rates.

Earnings in both years were impacted by special items, as shown in the following table.

Development of Return on Sales
in %   2006 ▭   2007 ■


9
8
7
6
5
4
3
2
1
0
Mercedes-Benz Cars
Daimler Trucks

Development of Return on Equity
in %   2006 ▭   2007 ■


27
24
21
18
15
12
9
6
3
0
Daimler Financial Services

Special items affecting EBIT

	2007	2006
Amounts in millions of €		
Mercedes-Benz Cars		
Financial support for suppliers	**(82)**	-
Discontinuation of smart forfour	-	(946)
Headcount reductions in the context of CORE	-	(286)
Expenses relating to new early retirement contracts	-	(216)
Daimler Trucks		
Adjustment of pension plans / healthcare obligations	**86**	(161)
Disposal of real-estate properties in Japan	**78**	-
Expenses relating to new early retirement contracts	-	(134)
Disposal of the off-highway business	-	13
Vans, Buses, Other		
Gain/expense relating to the transfer of shares in EADS	**1,573**	519
Restructuring program at EADS	**(114)**	-
Expenses relating to restructuring and UAW contract at Chrysler	**(322)**	-
Disposal of real-estate properties	**73**	271
Disposal of the off-highway business	-	253
Expenses relating to new early retirement contracts	-	(29)
Reconciliation		
New management model	**(256)**	(349)

The **Mercedes-Benz Cars** division improved its EBIT to €4,753 million in 2007 (2006: €1,783 million), and the division's return on sales of 9.1% significantly surpassed its target, although it had been raised from 7% to 8%.

The cost efficiency of the Mercedes-Benz Cars division was further improved with the implementation of the CORE program. The significant increase in earnings was also due to the positive development of unit sales, especially of the C-Class. However, currency effects had a negative impact on EBIT in 2007.

The development of earnings was also positively affected by the end of the special items that had impacted the prior year (charges of €1.4 billion). Of that total, €946 million was related to the discontinuation of the smart forfour and €286 million was related to headcount reductions in the context of the CORE program. In addition, an expense of €216 million resulted from the immediate recognition of provisions (with a corresponding effect on earnings) for the incremental benefit payments under early retirement agreements concluded in 2006. In the year 2007, financial support for troubled suppliers led to charges of €82 million.

The **Daimler Trucks** division achieved EBIT of €2,121 million in 2007 (2006: €1,851 million), enabling it to boost its return on sales from 5.8% to 7.5%, despite lower demand in major markets.

The increase in earnings was primarily due to the efficiency improvements achieved in the context of the Global Excellence program as well as higher unit sales of trucks and a more favorable model mix in Europe and Latin America.

There were opposing effects on earnings from the anticipated lower unit sales of trucks in the United States, Canada and Japan as well as the cyclical decline in demand in the United States.

earnings of both years were affected by special items. In 2007, division's EBIT included a gain of €78 million from the disposal eal estate properties in Japan by our subsidiary Mitsubishi Fuso ck and Bus Corporation (MFTBC). Adjustments to existing sion plans at MFTBC resulted in another gain of €86 million. 006, EBIT was reduced by an increase in future healthcare efits (€161 million) and by the recognition of provisions for the emental benefit payments under early retirement agreements cluded in that year (€134 million). However, in 2006, the dis-al of the off-highway business led to a gain of €13 million.

mler Financial Services posted EBIT of €630 million, which lower than in the prior year (€807 million). Nonetheless, a return on equity of 14.8% in 2007, the division achieved its viously announced target of more than 14%.

positive business development of Daimler Financial Services ld not compensate for the expenses in conjunction with the up of a separate financial services organization in the NAFTA ion following the transfer of a majority interest in Chrysler. ough risk costs increased, they remained significantly below long-term average.

EBIT of the **Vans, Buses, Other** segment amounted to 956 million in 2007 (2006: €1,327 million).

Mercedes-Benz Vans and Daimler Buses units profited from good development of unit sales and both achieved higher nings.

The segment's EBIT was also increased by the special gains realized in connection with the transfer of interest in EADS (2007: €1,573 million, 2006: €519 million). Daimler's share in the profit of EADS amounted to €13 million in 2007 (2006: loss of €193 million). This reflects a reduction in the equity holding as well as our share in the expenses arising at EADS in 2007 in connection with its Power8 restructuring program (€114 million) and the delays in delivering the Airbus A400M. Our share in EADS' loss in the prior year includes expenses relating to delays with the Airbus A380 and the decision to develop the Airbus A350 XWB.

Since August 2007, we have included our 19.9% equity interest in Chrysler in the consolidated financial statements using the equity method of accounting with a three-month time lag; we allocate our resulting share in Chrysler's profit (loss) to the Vans, Buses, Other segment. In 2007, our proportionate share in the loss of Chrysler amounted to €377 million, which included expenses of €322 million relating to restructuring measures initiated at Chrysler and additional expense at Chrysler resulting from a new agreement reached with the UAW in the fall of 2007, which the Group recognized without the standard three-month time lag.

The disposal of real estate properties no longer required for operating purposes resulted in a gain of €73 million in 2007 (2006: €271 million). In addition, EBIT in 2006 was positively impacted by the disposal of the off-highway business (€253 million).

The **reconciliation to Group EBIT** includes corporate expenses (2007: €785 million; 2006: €847 million) and income from the elimination of Group internal transactions (2007: €35 million; 2006: €71 million). Corporate expenses in both years mainly include expenses related to the implementation of the new management model and expenses in connection with legal proceedings that are not attributable to the divisions.

Financial performance measures

The financial performance measures used at Daimler are oriented towards our investors' interests and expectations, and provide the basis for value-based management.

Value added. For purposes of performance measurement, Daimler differentiates between the Group level and the divisional level. Value added is one element of the performance measurement system at both levels and is calculated as the difference between the operational result and the cost of capital of the average net assets in that period.

[illegible] = [illegible] − [illegible] × [illegible]

Cost of Capital

Alternatively, value added of the industrial divisions can be determined by using the main value drivers return on sales (ROS; quotient of EBIT and revenue) and net assets productivity (quotient of revenue and net assets).

[illegible] = ([illegible] × [illegible] − [illegible]) × [illegible]

The use of ROS and net assets productivity within the context of a supplementary revenue growth strategy provides the basis for a positive development of value added. Value added shows to which extent the Group and its divisions achieve or exceed the minimum return requirements of the shareholders and creditors, thus creating additional value.

Profit measure. The operational profit measure at divisional level is EBIT (earnings before interest and taxes). EBIT is determined before interest, income taxes and results from discontinued operations and hence reflects the profit and loss responsibility of the divisions. The operational profit measure used at Group level is net operating profit. It comprises the EBIT of the divisions and profit and loss effects that the divisions are not held responsible for. These include results from discontinued operations, income taxes as well as other reconciliation items.

Net assets. Net assets represent the basis for the investors' required return. The industrial divisions are accountable for operational net assets; all assets, liabilities and provisions that they are responsible for in day-to-day operations, are therefore allocated to them. Performance measurement at Daimler Financial Services is on an equity basis, in line with the usual practice in the banking business. Net assets at Group level include the net assets of the industrial divisions and the equity of Daimler Financial Services as well as the net assets from discontinued operations, income taxes and other reconciliation items, which the divisions are not held responsible for. The average annual net assets are calculated from the average quarterly net assets. The average quarterly net assets are calculated as the average of net assets at the beginning and the end of the quarter.

Cost of capital. The required rate of return on net assets and thus the cost of capital is derived from the minimum returns that investors expect on their invested capital. The cost of capital of the Group and the industrial divisions comprise the cost of equity as well as the costs of debt and pension obligations of the industrial business; the expected returns on liquidity and plan assets of the pension funds of the industrial business are considered with the opposite sign.

The cost of equity is calculated according to the capital asset pricing model (CAPM), using the interest rate for long-term, risk-free securities (such as government bonds) plus a risk premium reflecting the specific risks of an investment in Daimler shares. The cost of debt is derived from the required rate of return for obligations entered into by the Group with external lenders. The cost of capital for the pension obligations is calculated on the basis of discount rates used according to IFRS. The expected return on liquidity is based on money market interest rates. The expected return on plan assets of the pension funds results from the expected return from interest, dividends and other income generated by the plan assets which are invested to cover the pension obligations.

Group's cost of capital is the weighted average of the individ- required or expected rates of return; in the year under ew, the cost of capital amounted to 7% after taxes. For the strial divisions, the cost of capital amounted to 11% before s; for Daimler Financial Services, a cost of equity of 14% before s was used.

t of capital

	2007	2006
, after taxes	7	7
trial divisions, before taxes	11	11
cial Services, before taxes	14	14

to the altered capital structure resulting from the disposal of majority of the Chrysler activities and changes in the German egislation, the cost of capital for the Daimler Group will change % (after taxes), for the industrial divisions to 12% (before taxes) for the financial services business to 13% (before taxes) ting in 2008.

urn on sales. As one of the main drivers of value added, the rn on sales (ROS) is of particular importance for the assessment ofitability of the industrial divisions. The profitability measure aimler Financial Services is not ROS, but return on equity (ROE), ne with the usual practice in the banking business.

Value added

The Group's value added increased by €0.7 billion to €1.4 billion in 2007, representing a return on net assets of 10.5% (2006: 8.3%). This significantly surpassed the minimum required rate of return of 7%. The increase in value added was due on the one hand to the decrease in net assets, in particular following the deconsolidation of the Chrysler activities, and on the other hand to the increase in the EBIT of nearly all divisions. In the reconciliation to net operating profit, the positive development of EBIT is partially offset by the negative contribution to earnings from discontinued operations and from the impairment of deferred tax assets in the United States that were recognized in relation to the transfer of a majority interest in Chrysler.

The **Mercedes-Benz Cars** division significantly increased its value added from €0.9 billion to €3.9 billion. With nearly unchanged net assets this rise resulted in particular from the earnings improvement caused by the positive development of unit sales as well as the efficiency advances realized in the context of the CORE program.

In the **Daimler Trucks** division, value added increased by €0.3 billion, primarily due to the increase in EBIT combined with decreasing net assets. The earnings development was a result of the positive development of unit sales in Europe and Latin America as well as the efficiency improvements achieved in the context of the Global Excellence Program. The development of net assets was mainly due to the reduction in property, plant and equipment following the sale of real-estate properties by MFTBC, as well as a reduction in inventories.

The **Daimler Financial Services** division's value added decreased to €33 million (2006: €218 million), primarily due to expenses for setting up a separate financial services organization in the NAFTA region.

In the operating units of the **Vans, Buses, Other** segment, value added improved by €0.7 billion to €1.0 billion. The strong increase was due in particular to gains resulting from the transfer of the shares of EADS. In addition, the value added of the Mercedes-Benz Vans and Daimler Buses units improved as a result of increased earnings.

Value added

	2007	2006	07/06
Amounts in millions of €			% change
Daimler Group	**1,380**	631	+119
Mercedes-Benz Cars	**3,892**	915	.
Daimler Trucks	**1,447**	1,107	+31
Daimler Financial Services	**33**	218	-85
Vans, Buses, Other	**988**	277	.

Net assets

	2007	2006	07/06
Averages in millions of €			% change
Mercedes-Benz Cars	**7,831**	7,887	-1
Daimler Trucks	**6,127**	6,762	-9
Daimler Financial Services [1]	**4,268**	4,200	+2
Vans, Buses, Other	**8,804**	9,544	-8
Net assets of the divisions	**27,030**	28,393	-5
Net assets of discontinued operations	**7,186**	12,470	-42
Assets and liabilities from income taxes [2]	**5,569**	8,204	-32
Other reconciliation [2]	**(598)**	(483)	+24
Daimler Group	**39,187**	48,584	-19

1 Total equity
2 Industrial business

Reconciliation to net operating profit

	2007	2006	07/06
Amounts in millions of €			% change
Mercedes-Benz Cars	**4,753**	1,783	+167
Daimler Trucks	**2,121**	1,851	+15
Daimler Financial Services	**630**	807	-22
Vans, Buses, Other	**1,956**	1,327	+47
EBIT of the divisions	**9,460**	5,768	+64
Profit (loss) from discontinued operations [1]	**(440)**	810	.
Income taxes [2]	**(4,147)**	(1,770)	+134
Other reconciliation	**(750)**	(776)	-3
Net operating profit	**4,123**	4,032	+2

1 Adjusted for after-tax interest income
2 Adjusted for tax effects of interest income

-end net assets can be derived from the consolidated
nce sheet as shown below:

assets of the Daimler Group at year-end

	2007	2006	07/06
nts in millions of €			% change
ssets of the industrial business			
ngible assets	5,128	7,486	-32
perty, plant and equipment	14,600	32,603	-55
sed assets	8,186	10,383	-21
entories	13,604	17,736	-23
de eivables	6,135	7,423	-17
er receivables and er assets	5,382	4,827	+12
s provisions for er risks	(13,010)	(23,330)	-44
s trade ables	(6,730)	(13,478)	-50
s other liabilities	(10,186)	(14,457)	-30
ets and ilities from income taxes	2,158	7,587	-72
equity of cial Services	4,390	8,821	-50
ssets	29,657	45,601	-35

Statements of income

Consolidated statements of income

	2007	2006	07/06
Amounts in millions of €			% change
Revenue	99,399	99,222	+0
Cost of sales	(75,404)	(78,782)	-4
Gross profit	23,995	20,440	+17
Selling expenses	(8,956)	(8,936)	+0
Administrative expenses	(4,023)	(4,088)	-2
Research and non-capitalized development costs	(3,158)	(3,018)	+5
Other operating income (expense)	27	642	-96
Share of profit (loss) from companies accounted for using the equity method	1,053	(148)	.
Other financial income (expense)	(228)	100	.
Earnings before interest and taxes (EBIT) [1]	8,710	4,992	+74
Interest income (expense)	471	(90)	.
Profit before income taxes	9,181	4,902	+87
Income tax expense	(4,326)	(1,736)	+149
Net profit (loss) from continuing operations	4,855	3,166	+53
Net profit (loss) from discontinued operations	(870)	617	.
Net profit (loss)	3,985	3,783	+5
Profit (loss) attributable to minority interests	(6)	(39)	-85
Profit (loss) attributable to shareholders of Daimler AG	3,979	3,744	+6

1 EBIT includes expenses from interest on provisions (2007: €444 million; 2006: €418 million).

The Daimler Group's **revenue** increased slightly to €99.4 billion in 2007 (2006: €99.2 billion). Adjusted for currency translation effects, revenue increased by 3%.

In 2007, **cost of sales** of €75.4 billion was 4% below the prior-year level, thus developing in the opposite direction to revenue. Gross margin increased from 20.6% to 24.1%. This improvement resulted from efficiency-enhancing measures, including the positive effects on earnings from extending the depreciation periods for our production equipment to longer useful lives. An additional factor is that the year 2006 was impacted by expenses connected with the restructuring of smart (€0.7 billion) and with staff reductions at Mercedes-Benz Cars (€0.2 billion).

Selling expenses increased slightly from €8.9 billion to €9.0 billion. As a proportion of revenue, selling expenses remained unchanged from the prior year at 9%.

General administrative expenses decreased by 2% to €4.0 billion in 2007. This was primarily due to lower expenses for personnel measures in the context of the new management model. As a proportion of revenue, general administrative expenses decreased compared with the prior year by 0.1 percentage points to 4.0%.

Research and non-capitalized development expenses amounted to €3.2 billion in 2007 (2006: €3.0 billion). The increase resulted in particular from higher expenses for development projects in the area of alternative drive systems and the further development of safety features. As a proportion of revenue, research and non-capitalized development costs were 3.2% (2006: 3.0%).

The decrease of €0.6 billion in **other operating income** is due to the fact that the prior-year figure includes positive contributions from the sale of the off-highway activities (€0.2 billion) and from insurance compensation (€0.2 billion). In addition, in the prior year there were higher proceeds from the sale of real estate properties no longer required for operating activities.

In 2007, our **share of profit (loss) from companies accounted for using the equity method**, net, was a net gain of €1.1 billion, compared to a net loss of €0.1 billion in 2006. This increase is primarily the result of gains related to the transfer of a portion of our equity interest in EADS, which amounted to €1.5 billion in 2007. Daimler's proportionate share in the earnings at EADS was a gain of €13 million in 2007, compared to a loss of €193 million in 2006. In addition, since August 4, 2007, we account for our 19.9% equity interest in Chrysler Holding LLC using the equity method with a three-month time lag. In 2007, our proportionate share in the loss of Chrysler Holding LLC was €0.4 billion, which included expenses of €0.3 billion relating to restructuring measures initiated at Chrysler and additional expense at Chrysler resulting from a new agreement reached with the UAW in the fall of 2007, which the Group recognized without the standard three-month time lag.

In 2007, we had **other financial expense**, net, of €0.2 billion compared to other financial income, net, of €0.1 billion in 2006. Other financial income (expense), net, in 2007 and 2006 included gains of €0.1 billion and €0.5 billion, respectively, resulting from the mark-to-market valuation of derivative transactions entered into with respect to EADS shares. Please refer to Note 6 to our Consolidated Financial Statements for additional information on the composition of other financial income (expense), net.

The improvement in the **net interest result** from minus €0.1 billion to €0.5 billion is primarily due to higher interest income from the positive development of net liquidity. The valuation of derivative financial instruments also contributed to the improvement.

Dividend per share

in €


2.00
1.50
1.00
0.50
0
2005
2006
2007

ncome **tax expense** amounted to €4.3 billion in 2007
6: €1.7 billion). The strong increase was mainly caused by the
irment of deferred tax assets. These deferred tax assets
h previously were mainly recognized at the Chrysler units,
lted from temporary differences between commercial
unting and tax accounting. These deferred tax assets, which
till assigned to the Daimler Group, had to be impaired by
billion because the Chrysler transaction changed the condi-
for the realization of the future tax advantages. Further-
, there was a higher tax expense from the higher taxable
ts from operating activities.

tional information on income taxes and on earnings can
und in Note 8 of the Notes to the Consolidated Financial
ements.

profit from continuing activities amounted to €4.9 billion
6: €3.2 billion) and the corresponding earnings per
e increased to €4.67 from the prior-year figure of €3.06.

esult of discontinued operations, after taxes, amounted to
s €0.9 billion in 2007 (2006: profit of €0.6 billion). Discon-
ed operations include the operating results of the Chrysler
p and the related financial services business in North
rica until and including August 3, 2007, as well as the net
est result and income taxes relating to these activities.
ldition, this result also includes an expense from the decon-
lation of the Chrysler activities of €0.8 billion.

profit increased by €0.2 billion to €4.0 billion; earnings
share increased from €3.66 to €3.83.

Dividend

The Board of Management and the Supervisory Board recommend to the shareholders for their approval at the Annual Meeting to be held on April 9, 2008 that a dividend of €2.00 be distributed to the shareholders for each share that is entitled to a dividend. Related to the number of shares entitled to a dividend as of December 31, 2007, this constitutes a dividend distribution of €2,028 million. The proposed dividend takes account not only of the development of operating profit and cash flow in 2007, but also of our expectations for the coming years.

A dividend of €1,542 million or €1.50 per share was distributed for 2006.

Employees by division

Daimler Group	272,382
Mercedes-Benz Cars	97,526
Daimler Trucks	80,067
Daimler Financial Services	6,743
Vans, Buses, Other	39,968
Sales Organization	48,078



Workforce

272,382 employees worldwide. As of December 31, 2007, Daimler employed a workforce of 272,382 people worldwide (2006: 274,024). Of that total, 166,679 were employed in Germany (2006: 166,592) and 24,053 in the United States (2006: 27,629). The number of apprentices and trainees at year-end was 9,300 (2006: 9,352). The size of the workforce decreased compared with the end of the prior year, due to the implementation of the new management model and other efficiency-enhancing programs.

97,526 people were employed at Mercedes-Benz Cars at the end of the year (2006: 99,343). The development of staffing levels varied within the Daimler Trucks division. Whereas headcounts in Europe and Brazil increased sharply as a result of strong demand, we had to reduce employment levels in North America due to the market downturn. At the end of 2007, Daimler Trucks employed 80,067 persons (2006: 83,237). At the Daimler Financial Services division, the number of 6,743 employees was 1% lower than a year earlier (2006: 6,813). At Mercedes-Benz Vans, we significantly increased the headcount due to strong demand for the new Sprinter model, especially at the Düsseldorf plant. The number of persons employed at Daimler Buses also increased.

In the year 2007, personnel expenses including social security contributions amounted to €20.3 billion (2006: €23.6 billion).

Implementation of new management model as planned. The implementation of the new management model, which was presented in January 2006, continued to progress according to plan in 2007. Since the program was launched, administrative functions have been rationalized all over the world and processes have been standardized. Our staff reductions in administrative functions are also running on schedule.

Employees benefit from the Group's success. For the year 2007, the Board of Management decided on a voluntary profit-sharing bonus of €3,750 per person for the approximately 131,000 eligible employees of Daimler AG, significantly exceeding the €2,000 paid out in the prior year. The 2007 bonus will be paid out in April 2008. With this high level of profit sharing, the Group is recognizing the major contribution made by the workforce towards our success in the year 2007.

Our employees also benefit from Daimler's development through a program for the acquisition of employee shares. In the year 2007, approximately 22,600 employees from Germany and nine other European countries made use of the offer to acquire Daimler shares with tax advantages. Each employee who participated in the program purchased an average of 20 shares. At the end of 2007, approximately 65% of our employees in Germany were Daimler shareholders.

Increase in employees' average period at the Group and in the proportion of women in management functions. Worldwide, Daimler employees' average period at the Group increased from 14.3 to 14.7 years in 2007. In Germany, our employees had been with us for an average of 17.5 years at the end of 2007 (2006: 17.1 years). The average period for our employees outside Germany was 10.6 years (2006: 10.3 years).

Women accounted for 12.7% of the total workforce of Daimler AG at the end of 2007 (2006: 12.9%). In management positions of levels 1 to 4, the proportion of women increased from last year's 9.1% to 9.8%.

elopment of raw-material price index 2002–2007


2002
2003
2004
2005
2006
2007

urement

her optimization of procurement activities. Our procure- activities were affected by the generally high levels of volatility orld markets in 2007. But despite these difficult conditions, global procurement organization succeeded in achieving sig- ant additional savings in material costs. As a result of the ration from Chrysler, we started a phase of reorientation in ear under review. Our goal is to secure our global competi- ess for the long term. In doing so, we make particular efforts ntinually improve relationships with our suppliers. We are continuing our worldwide search for new, innovative suppliers al sourcing).

stantial increases in raw-material prices. The prices of our important raw materials, especially steel, oil, rubber and ain precious metals, remained at a persistently high level in 7 or actually increased even further. This was partially due sing demand for raw materials from the emerging markets. nler reacts to this development by concluding long-term ements, which minimize the possible risks for material supplies the impact of price fluctuations.

tinuous risk management. Within the framework of our lier risk management, we continuously monitor the develop- t of our suppliers' financial situations. Sound supplier agement and strategic procurement decisions such as effective erial group strategies are essential for us to utilize the oing potential for improvement.

Collaboration with suppliers. It is a tradition at Daimler that great importance is placed on maintaining good relationships with suppliers. We orient ourselves with the use of value drivers such as quality, technology and costs. At the same time, we take into consideration such qualitative criteria as communication, commitment and integrity. With the use of these criteria, we are able to make business processes more transparent, to compare performance more objectively, and to analyze the results with our suppliers. We continue to apply the premises for performance-focused cooperation with our suppliers. Our goal is to further improve collaboration with our suppliers by continuously developing our partnership model.

Integrated procurement organization. Following the transfer of a majority interest in Chrysler, Daimler continues to have a central procurement organization: the department of Corporate Procurement Services (CPS). CPS is responsible for Group-wide procurement issues such as strategy, communication, central supplier management, global processes and IT systems. At the same time, the central procurement organization is closely connected with the operational divisions. In addition, we are continuing with the integration of the worldwide purchasing offices in order to make best use of synergies and uniform processes and systems. The purchasing offices in Southeast Asia and Northeast Asia also constitute an important element of our procurement activities.

Information technology

Information technology facilitates the optimal management of all business processes. Information technology (IT) is given high priority at Daimler. Nearly all business processes such as product development, vehicle production, processes in sales, finance and controlling are supported by IT. IT strategy is firmly integrated into corporate strategy. During 2007, the IT organization pursued the two main goals of making new or optimized business processes possible and achieving better cost efficiency by means of IT support.

Following the separation from Chrysler, more than 120 locations around the world are now interconnected in the Daimler Corporate Network. More than 4,000 different software applications support our business processes at all stages of the value chain. Every day, more than 1.5 million e-mails and approximately 20 million Internet accesses are processed. Due to the Group's global reach and the importance of IT for business processes, IT complexity and the demands placed upon it are constantly increasing.

Major IT challenges due to transfer of a majority interest in Chrysler. Because IT was integrated worldwide at DaimlerChrysler, the transfer of a majority interest in Chrysler resulted in great changes. IT separation activities were not yet completed at the end of 2007. In some cases, we decided against setting up duplicate IT systems and arranged long-term service agreements between Daimler and Chrysler. In addition, the new company name and the related corporate terminology had to be installed in all IT systems.

Projects and initiatives in the year 2007. Within the framework of the Consolidation of IT Operations & Support project (CITOS), the IT department continued the consolidation and optimization of the IT infrastructure in 2007. This program is scheduled to last until the end of 2008.

We facilitated the significantly earlier and therefore resource-conserving testing of the new C-Class as part of the Digital Factory initiative. For the first time, a digital prototype of a new model clocked up one million test kilometers on computer systems. As part of the virtual testing, valuable information was gained at an early stage on comfort and crash behavior, energy management and aerodynamics.

At Freightliner, innovative IT support and the Run Smart method allowed us to develop and refine the new Cascadia heavy truck much faster than before.

At Daimler Buses, the IT department introduced a new SAP-based goods management system at the new central warehouse in Ulm, giving Evobus significant competitive advantages due to reduced delivery intervals and extended order-acceptance times.

At Mitsubishi Fuso in Japan, IT operations were completely redesigned. As a result of centralizing the IT operations, IT services have been provided by just one supplier since the middle of 2007. Furthermore, Asian data centers have been concentrated in Singapore.

As well as the activities connected with the separation from Chrysler, in 2007, the focus of IT operations for sales, after-sales and financial services was on standardizing applications in the decentralized units. For example, global solutions and regionally specific solutions were rolled out, such as the SAP-based sales systems. We also implemented projects for the creation of Internet-based solutions for vehicle sales personnel, financial advisers and end customers.

arch and development

arch and development work more closely meshed. dy in 2006, the development departments for the products e Mercedes-Benz Cars division and the Group's research predevelopment activities for all automotive divisions were entrated in the new Board of Management area of Group arch & Development Mercedes-Benz Cars. In connection with new organization, we intermeshed the research and deve-ent work at the Daimler Group even more effectively in 2007. allowed us to further improve efficiency and quality all the Group, to combine resources more effectively and cus them consistently on the customer-oriented development d products that meet the needs of the future.

e end of 2007, 18,000 persons were employed in Daimler's arch and development departments. Of that total, 11,000 ons were employed at Group Research & Development cedes-Benz Cars, 5,200 at the Daimler Trucks division and 0 at the Mercedes-Benz Vans and Daimler Buses units. ly 3,700 research and development personnel were employed cations outside Germany.

er research and development expenditure. Expenditure for arch and development increased significantly to €4.1 billion in 7 (2006: €3.7 billion). This figure includes expenditure to secure very high safety standards and for the further deve opment ternative drive systems, fuel-cell technology and battery nology. Of the total R&D expenditure, in accordance with IFRS unting rules, we capitalized development costs in an amount 1.0 billion. The most important projects at Mercedes-Benz were the sedan and station wagon of the C-Class, the GLK ew compact sport utility vehicle), the E-Class and CLK-Class cessor models, as well as new-generation engines and alter-e drive systems. In total, we increased research and devel-ent expenditure at Mercedes-Benz Cars to €2.7 billion from billion in 2006. Daimler Trucks spent €1.0 billion on research development (2006: €1.0 billion). The focus was on new engi-for medium and heavy-duty trucks, the Cascadia successor el for the Freightliner Premium Class, a new light-duty truck e Mitsubishi Fuso brand, and a new, global truck platform. re also working intensively on reducing our vehicles' emissions. expenditure at Mercedes-Benz Vans included expenses relating to model upgrades for the Vito/Viano vans and the further development of engines to ensure that they fulfill future emission regulations. The Daimler Buses unit concentrated its development activities on renewing the product range and introducing new drive systems.

A key area for Daimler's research and development activities in 2007 was once again the ongoing development of conventional drive technologies to achieve engines that are even cleaner and more fuel efficient. In order to reduce CO_2 emissions even further and to be able to offer vehicles that are compatible with future requirements over the long term, we are also working on alternative drive systems such as fuel cells, battery and electric vehicles and lightweight construction methods (see page 96ff).

Extensive activities for environmental protection. Daimler spent a total of €1.8 billion on environmental protection in 2007 (2006: €1.6 billion). Our prime goal in this area is to make mobility sustainable for the future. We therefore permanently work on improving our products' environmental compatibility, further reducing the fuel consumption and emissions of our gasoline and diesel engines, and developing alternative drive systems. We apply environmentally friendly production methods and promote the improvement of fossil fuels and the development and use of regenerative fuels.

With the help of environmentally friendly production processes, we have succeeded in recent years in continually reducing CO_2 emissions, production-related solvent emissions and noise pollution at our plants. Despite the additional inclusion of eight Mitsubishi FUSO plants, energy consumption increased between 2001 and 2006 by only 0.6% to 19.2 million megawatt hours. During the same period, CO_2 emissions decreased by 0.7% to approximately 7.25 million tons as a result of using less carbon-intensive energy sources. Utilization of techniques that conserve resources, including closed-cycle systems, enabled us to reduce water consumption by 8.7% between 2001 and 2006.

BEST AVAILABLE COPY

In the area of waste management, our guiding principle is that avoiding and recycling is better than disposal. Innovative techniques and environmentally compatible production planning allow us to steadily reduce our volumes of waste materials. Between 2001 and 2006, the annual total of production-related waste material fell by 37% to 2.2 million tons. We assume that further reduced volumes were achieved in the year 2007. The exact figures will be released with the new sustainability report in the middle of 2008.

Successful measures for the reduction of CO_2 emissions. The CO_2 emissions of our passenger cars sold in Europe have fallen by approximately 22% since 1995 - a reduction that is nearly 50% higher than the average for European manufacturers. In Germany, we have reduced the fleet consumption of our passenger cars by around 32% since 1990. And in the past fifteen years, we have reduced the overall emission of pollutants by our cars by 70%; for some pollutants the percentage is actually far higher. Emissions of particulate matter have fallen by 97%. We are global leaders for clean diesel engines with our BLUETEC technology. Our BLUETEC automobiles fulfill the strictest emission standards and are the cleanest diesel cars in the world. In the year 2006, this clean diesel technology was launched in the E 320 BLUETEC in the United States and Canada, and since the end of 2007 the E 300 BLUETEC has been available in Europe. Our BLUETEC trucks already fulfill the strict Euro 5 limits. Since market launch in 2005, Mercedes-Benz has sold more than 100,000 BLUETEC trucks. Furthermore, all of our buses have been equipped with BLUETEC since the autumn of 2006. Daimler is also pioneering with hybrid technology for trucks. In the summer of 2006, Mitsubishi Fuso started series production of the Canter Eco Hybrid, the world's most environmentally friendly light-duty truck. By the end of 2007, Daimler had delivered 1,100 Orion hybrid buses and received orders for another 1,500 vehicles of that type. Furthermore, we have delivered to customers more than 100 Freightliner trucks and 200 trucks and buses from Mitsubishi Fuso with hybrid technology. Thus Daimler is the world's market leader for commercial vehicles with hybrid drive.

Research and development expenditure

	2007	2006	07/06
Amounts in millions of €			% change
Daimler Group	**4,148**	3,733	+11
thereof capitalized	**990**	715	+38
Mercedes-Benz Cars	**2,733**	2,274	+20
thereof capitalized	**705**	496	+42
Daimler Trucks	**1,047**	1,038	+1
thereof capitalized	**283**	211	+34
Vans, Buses, Other	**368**	421	-13
thereof capitalized	**2**	8	-75

Safety has high priority. For the past 60 years, the knowledge gained from our own accident and safety research activities has flowed into the development of new safety systems. The vision of accident-free driving is one of the main areas of research at the Daimler Group and has the highest strategic importance. Our goal is to prevent accidents from happening at all, by using sophisticated and innovative driver assistance systems to recognize potentially dangerous situations at an early stage and to warn drivers in good time. We have made good progress in this area and have set new standards, for example with the introduction of PRE-SAFE®.

The focus of future assistance systems is on video-based applications that monitor the vehicle's environment. These systems concentrate on the phase before a possible accident, thus giving the driver valuable time. The systems assist the driver's decision making and help him or her to react appropriately in each situation. As a technological pioneer, we have set benchmarks and standards, and we intend to continue convincing our customers with valuable innovations in the future.

uidity and Capital Resources

ciples and objectives of financial management

ncial management at Daimler consists of capital structure agement, cash and liquidity management, pension asset agement, market price risk management (foreign exchange s, interest rates and commodity prices) and credit and ncial country risk management.

dwide financial management is performed within the scope gal requirements for all Group entities by Treasury. Financial agement operates within a framework of guidelines, limits benchmarks. Financial management is separated from other ncial functions such as financial controlling, reporting, ement and accounting.

ital structure management designs the capital structure he Group and all of its subsidiaries. Decisions regarding capitalization of financial services companies, production, ibution, financing and regional holding companies are based he principles of cost-optimized and risk-optimized liquidity capital resources. The levels of equity of Group companies depend on refinancing conditions in local banking markets. ddition, it is necessary to adhere to the provisions of applica- aw, including the so-called thin-capitalization rules in the tion legislation of certain countries, as well as various restric- s on capital transactions and on the transfer of capital and encies.

h management determines cash requirements and surpluses worldwide basis. The number of external bank transactions inimized by the Group's internal netting of cash requirements surpluses. Netting is done by means of cash-concentration ash-pooling procedures. Daimler has established standardized cesses and systems in order to control its bank accounts, rnal cash clearing accounts and the execution of automated nent transactions.

Liquidity management secures the Group's ability to meet its payment obligations at any time. For this purpose, liquidity planning provides information about all cash flows from operating and financial activities for a rolling period of twelve months. Resulting financial requirements are covered by the use of appropriate instruments for liquidity management; liquidity surpluses are invested in the money market to optimize return. Besides operational liquidity, Daimler keeps additional liquidity reserves, which are available on a short-term basis. These liquidity reserves include a pool of receivables from the financial services business that are available for securitization in the credit market, as well as a confirmed syndicated credit line.

Management of market price risks aims to minimize the impact of fluctuations in foreign exchange rates, interest rates and commodity prices on the results of the divisions and the Group. The Group's overall exposure to these market price risks is determined to provide the basis for hedging decisions. These cover the selection of the hedging instruments and the definition of the hedging volume and the corresponding period. Decisions regarding the management of risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices as well as decisions on asset-liability management are regularly made by the relevant committees.

Management of pension funds comprises the optimal investment in terms of risk-return profile of pension assets to cover the corresponding pension obligations. The major part of pension assets is held in separate pension funds and is not available for general business purposes. The funds are allocated to different asset classes such as equities and bonds, based on an optimization process that takes into account the expected growth of pension obligations. The performance of asset management is measured by comparing with defined benchmark indexes. Decisions on ordinary and extraordinary capital contributions to the pension funds are centralized worldwide in the Pension Committee. Additional information on pension obligations is provided in Note 21 of the Notes to the Consolidated Financial Statements.

Net increase (decrease) in cash and cash equivalents (maturing within 3 months or less)
in millions of €


8.4
13.1
20.5
-25.2
-1.2
15.6
Cash and cash equivalents 12/31/2006
Cash provided by operating activities
Cash provided by investing activities
Cash used for financing activities
Effect of foreign exchange rate changes
Cash and cash equivalents 12/31/2007

The risk volume that is subject to **credit risk management** includes all of Daimler's worldwide creditor positions with financial institutions, issuers of securities and customers. Credit risks with financial institutions and issuers of securities arise primarily from investments executed as part of our liquidity management and from trading in derivative financial instruments. The management of these credit risks is mainly based on an internal limit system that reflects the creditworthiness of the respective financial institution or issuer. The credit risk with customers results from granting them a payment period for goods delivered or services provided, and includes the risk of default by contracted dealerships or general agencies, other corporate customers and retail customers. In connection with the export business, general agencies that do not have sufficient creditworthiness are generally required to provide credit security such as first-class bank guarantees.

The credit risk with end customers in the financial services business is managed within Daimler Financial Services on the basis of a standardized risk management process. This process defines minimum requirements for the sales-financing and leasing business and sets standards for the credit processes as well as for the identification, measurement and management of risks. The material elements for the management of credit risks are appropriate creditworthiness assessments, supported by statistical analyses and evaluation methods, as well as structured portfolio analysis and monitoring.

Financial country risk management includes various risk aspects: the risk from investments in subsidiaries and joint ventures, the risk from the cross-border financing of Group companies in risk countries, and the risk from direct sales to customers in these countries. Daimler has developed an internal rating system that divides all countries with Daimler operations into risk categories. Equity capital transactions in risk countries are hedged against political risks with the use of investment-protection insurance such as the German government's investment guarantees. Some cross-border receivables due from customers are hedged with the use of export-credit insurance, first-class bank guarantees and letters of credit. In addition, a committee sets and restricts the level of hard-currency credits granted to financial services companies in risk countries.

Additional information on the management of market price risks, credit risks and liquidity risks is provided in Note 30 of the Notes to the Consolidated Financial Statements.

Cash flow

The presentation of cash flows is unchanged from the prior year and also includes the cash flows of the discontinued Chrysler operations.

Cash provided by operating activities amounted to €13.1 billion in 2007 (2006: €14.3 billion). Compared with the prior year, there was a negative impact in particular from the operating activities of the Chrysler Group. There were also negative effects from the payments made as prepayment penalties for the early redemption of long-term financing liabilities. Positive effects resulted from the lower severance payments made in the context of the CORE staff reduction program (€0.6 billion) and lower payments connected with the restructuring of smart (€0.8 billion), partially offset, however, by higher payments of €0.2 billion related to the implementation of the new management model. Additional positive effects resulted from lower tax payments (€0.5 billion). Overall, cash provided by operating activities included €3.1 billion attributable to discontinued operations (2006: €6.1 billion). Without these effects, there would have been an increase of €1.8 billion in cash provided by operating activities compared to the prior year.

:ash flow from investing activities resulted in a net cash v of €20.5 billion in 2007, compared with a net cash outflow 5.9 billion in the prior year. Cash inflows of €22.6 billion in 7 were primarily due to the transfer of a majority interest in sler. In addition to the amount received from the investment erberus in Chrysler Holding LLC (€0.9 billion), this includes eeds from the settlement of intercompany refinancing ivables due from Chrysler (€24.7 billion), partially offset by and cash equivalents disposed due to the deconsolidation) billion). Another factor leading to higher cash inflows was ransfer of EADS shares (€3.6 billion); whereas in the prior there had been cash inflows from the sale of the off-highway ness (€0.9 billion). Furthermore, there were substantial inflows from the sale of real-estate properties by Mitsubishi Truck and Bus Corporation (€1.0 billion) and from the sale curities. In 2006, proceeds from the sale of real-estate props resulted in cash inflows of €0.5 billion. Lower investments e prior year in property, plant and equipment and in leased cles by the financial services business also contributed to general development. This was primarily due to the fact that Chrysler-activities were only consolidated until August 3, 2007. discontinued operations accounted for a cash outflow for sting activities of €2.9 billion (2006: €7.2 billion).

The **cash flow from financing activities** resulted in a net cash outflow of €25.2 billion in 2007, compared with a net cash inflow of €2.4 billion in the prior year. The cash outflow was primarily related to the repayment of financial liabilities in the capital market as a result of the payments received in the context of the transfer of a majority interest in Chrysler. Furthermore, there were cash outflows for the payment of the dividend (€1.5 billion) and for the share buyback program (€3.5 billion). However, there were positive cash effects in the period connected with the exercise of stock options (€1.6 billion). Cash and cash equivalents with an original maturity of three months or less increased by €7.2 billion compared with December 31, 2006, after taking currency translation effects into consideration. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, increased by €2.6 billion to €17.1 billion. The high level of liquidity will decrease significantly in 2008 due to the ongoing reduction in existing financing liabilities and the share buyback program.

Free cash flow of the industrial business

	2007	2006	07/06
Amounts in millions of €			Change
Cash provided by operating activities	**5,588**	6,457	(869)
Cash provided by (used for) investing activities	**29,272**	(5,234)	34,506
Changes in cash (> 3 month) and marketable securities included in liquidity	**(4,079)**	1,456	(5,535)
Settlement of intercompany receivables against Chrysler net of cash disposed	**(23,144)**	-	(23,144)
Free cash flow of the industrial business	**7,637**	2,679	4,958

The **free cash flow of the industrial business**, the parameter used by Daimler to measure the Group's financing capability, increased sharply by €5.0 billion to €7.6 billion.

The increase was mainly due to the proceeds from the sale of EADS shares, whereas in the prior year there had been lower cash inflows from the sale of the off-highway business. In addition, there were higher cash inflows from the sale of real-estate properties than in the prior year and lower cash outflows related to the restructuring of smart and the staff reductions at Mercedes-Benz Cars.

The free cash flow attributable to the discontinued operations was significantly negative, as in the prior year. The lower allocations to the pension plan than in 2006 were nearly offset by higher cash outflows due to the payments made as prepayment penalties for the early redemption of long-term financing liabilities.

The free cash flow of the industrial business exceeds significantly the proposed dividend distribution for the year 2007.

The **net liquidity of the industrial business**, which represents the difference between liquidity and nominal debt with consideration of any hedging instruments, increased by €3.1 billion to €12.9 billion.

Net liquidity of the industrial business

	2007	2006	07/06
Amounts in millions of €			Change
Cash and cash equivalents	**14,894**	6,060	8,834
Marketable securities and term deposits	**1,276**	5,462	(4,186)
Liquidity	**16,170**	11,522	4,648
Financing liabilities	**(5,019)**	(2,654)	(2,365)
Market valuation and currency hedges for financing liabilities	**1,761**	993	768
Net liquidity	**12,912**	9,861	3,051

The increase is primarily due to the positive free cash flow and capital increases resulting from the exercise of stock options. Other factors reduced the net liquidity of the industrial business, however, in particular the share buyback and the dividend payout by Daimler AG for the 2006 financial year.

Net debt at Group level, which is related to the refinancing of the financial services business, decreased significantly. In addition to the development of the industrial business, this was caused by the transfer of a majority interest in Chrysler, as the financing liabilities in the related financial services business were also transferred to Cerberus. To a lesser extent, the reduction was due to currency translation effects.

Net debt of Daimler Group

	2007	2006	07/06
Amounts in millions of €			Change
Cash and cash equivalents	**15,631**	8,409	7,222
Marketable securities and term deposits	**1,424**	6,038	(4,614)
Liquidity	**17,055**	14,447	2,608
Financing liabilities	**(54,967)**	(99,536)	44,569
Market valuation and curreny hedges for financing liabilities	**1,761**	983	778
Net debt	**(36,151)**	(84,106)	47,955

tal expenditure

tal expenditure still on high level. Daimler invested €2.9 n in property, plant and equipment in the year under review. ocus was on investments in new vehicle models that were dy launched in 2007 or will be launched in the coming years. billion of the total capital expenditure volume was in nany.

ercedes-Benz Cars, investment in property, plant and equip- significantly increased by 12% to €1.9 billion in 2007. The ion's main capital expenditure was for the C-Class - including ew compact GLK sport utility vehicle, the next model series e E-Class, and engine projects for the reduction of fuel umption and emissions. Daimler Trucks invested primarily in ects for the global harmonization and standardization of nes and major components and for the fulfillment of stricter sion regulations. Substantial amounts were also invested w truck models and platforms in the heavy and medium cate- es. In total, Daimler Trucks' investment in property, plant equipment amounted to €766 million (2006: €912 million). e Mercedes-Benz Vans unit, the focus of investment was e model upgrade for the Vito/Viano and on the establishment r joint venture with Fujian Motor Industry Group and China ors Corporation in Fuzhou in China. At Daimler Buses, there major investments in plant modernization and in a new tics center and a delivery center for Setra Buses in Germany. -term investment projects started in previous years were inued as planned.

stment in property, plant and equipment

	2007	2006	07/06
nts in millions of €			% change
ler Group	**2,927**	3,005	-3
edes-Benz Cars	**1,910**	1,698	+12
ler Trucks	**766**	912	-16
ler Financial Services	**29**	17	+71
Buses, Other	**241**	378	-36

Refinancing

Daimler's **refinancing measures** are primarily determined by the Group's financial services activities. Daimler makes use of a broad spectrum of financial instruments to cover its funding requirements. Depending on funding requirements and market conditions, Daimler issues bonds, commercial paper and financial instruments secured by receivables in various currencies. Credit lines are also used to cover financing requirements.

The book values of the main financial instruments and the weighted average interest rates for the year 2007 are shown in the table below:

	Average interest rates Dec. 31, 2007	Book value Dec. 31, 2007	Book value Dec. 31, 2006
	In %	Amounts in millions of €	
Bonds/notes	**5.80**	37,078	63,917
Commercial paper	**4.12**	112	11,302
Liabilities to banks	**5.24**	12,595	18,991

The financial instruments shown in the above table as of December 31, 2007 are mainly denominated in the following currencies: 58% in US dollars, 12% in euros, 8% in Canadian dollars, 5% in British pounds and 4% in Japanese yen.

As of December 31, 2007 the **financial liabilities** shown in the consolidated balance sheets, which include amongst others deposits from the direct banking business, amounted to €54,967 million (2006: €99,536 million). Of the financial liabilities, €49,948 million or 91% were accounted for by the financial services business (2006: €96,882 million or 97%). Detailed information on the amounts and terms of financial liabilities is provided in Note 23 of the Notes to the Consolidated Financial Statements.

In the year 2007, the Group primarily applied cash inflows relating to the transfer of a majority interest in Chrysler to refinance and repay funds raised on the capital market. Due primarily to the transfer of the Group's internal financing of the Chrysler-related financial services business to Cerberus, there was a cash inflow of €25.6 billion, partially offset by cash and cash equivalents disposed due to the deconsolidation of the Chrysler activities (€3.0 billion). In addition, Daimler successfully issued benchmark notes denominated in US dollars and euros; these notes include the issue of €2.0 billion of euro bonds maturing in March 2010 as well as US $2.0 billion of US dollar bonds maturing in March 2009. Daimler has the right to redeem the latter bonds prematurely, at the earliest in March 2008. There were also smaller issues of medium-term note programs in the form of private placements. Furthermore, until the middle of 2007, the Group utilized the securitization of receivables, mainly in the financial services business; this primarily took place in the United States, but also in Canada and the United Kingdom. Most of these sales of receivables relate to the disposal of the Chrysler business in 2007.

With the closing of the Chrysler transaction on August 3, 2007, we gave notice to terminate US $13 billion of the US $18 billion credit facilities.

At the end of 2007, Daimler had short-term and long-term **credit lines** totaling €16.6 billion, of which €5.1 billion was not utilized. These credit lines include the US $5 billion credit facility with a syndicate of international banks. The syndicated credit line allows Daimler AG to utilize revolving loans in various currencies in a total amount of up to US $5 billion until December 2009, and up to US $4.9 billion in the period of December 2009 until December 2011. A part of this US $5 billion credit facility serves as collateral for borrowing in the context of the commercial-paper program.

The liquid reserves, short-term and long-term credit lines, and the possibility to generate cash inflows by securitizing receivables give the Group sufficient financial flexibility to cover its refinancing requirements at any time.

Credit ratings

During the year 2007, our credit ratings with the rating agencies Standard & Poor's (S&P), Moody's Investors Service (Moody's), Fitch Ratings (Fitch) and DBRS generally developed positively. This was primarily due to the disposal of a majority interest in Chrysler and the related financial services business and the good business development in Daimler's continuing operations. The rating agencies justified the upgrades in particular with the improved business and financial risk profile of the new Daimler Group. In their view, the volatility of earnings should be much lower in the future, following the disposal of a majority interest in Chrysler. The removal of Chrysler's pension and healthcare obligations also had a positive impact. The rating agencies assume that Daimler will have a better risk exposure, lower volatility, higher profitability and an improved financial structure in the future. The improved ratings also reflect Mercedes-Benz Cars' strong increase in earnings and Daimler Trucks' significantly reduced susceptibility to market downturns.

	2007	2006
Long-term credit ratings		
Standard & Poor's	**BBB+**	BBB
Moody's	**A3**	Baa1
Fitch	**A-**	BBB+
DBRS	**A (low)**	A (low)
Short-term credit ratings		
Standard & Poor's	**A-2**	A-2
Moody's	**P-2**	P-2
Fitch	**F2**	F2
DBRS	**R-1 (low)**	R-1 (low)

placed the BBB rating on creditwatch with positive implica- immediately after the announcement on May 14, 2007 that jority interest in Chrysler would be transferred to Cerberus. ugust 10, 2007, a few days after the closing, the long-term g was upgraded from BBB to BBB+ with a stable outlook. ediately after the disclosure of the preliminary earnings figures he year 2007, S&P put Daimler's long-term rating onto it watch positive once again on February 14, 2008, due to ery good development of the operational business.

ebruary 14, 2007, following the presentation of our prelimi- profit figures for the year 2006 and of Chrysler Group's very and transformation plan, **Moody's** concluded its ratings w and confirmed its Baa1 rating with a negative outlook. rating had been under review for a possible downgrade since ember 15, 2006. Following the announcement of the deci- on Chrysler, Moody's changed the outlook from negative to tive on May 15, 2007. And on October 1, 2007, the rating upgraded from Baa1 to A3 with a continuation of the positive ook.

ediately after the announcement of a transfer of a majority est in Chrysler, on May 14, 2007, **Fitch** placed the BBB+ g on rating watch positive. On August 6, 2007, just three days the Chrysler transaction was closed, Fitch concluded its g review and upgraded the rating from BBB+ to A- with a le outlook.

to the Chrysler Group's difficult competitive situation, **S** changed its long-term rating from A (low) to BBB (high) on uary 14, 2007. But as a result of the Group's changed situa- DBRS placed the rating under review with positive implica- s on August 31, 2007. Already on September 6, 2007, the -term rating was then upgraded from BBB (high) to A (low) stable outlook.

short-term ratings of all four rating agencies remained nanged during 2007.

The Group's **total assets** amounted to €135.1 billion at year-end, a decrease of 38% compared with the end of the prior year. The financial services business accounted for €62.0 billion of the balance sheet total (2006: €118.2 billion), equivalent to 46% (2006: 54%) of all of the Daimler Group's total assets and liabilities.

The structural change in the consolidated balance sheet is almost solely due to the deconsolidation of the Chrysler operations, including the related financial services business in North America. The decrease was also due to currency translation effects, primarily caused by the substantial gains made by the euro against the US dollar. The assets and liabilities of our US companies were translated into euros using the exchange rate of €1 = US $1.4721 at December 31, 2007 (2006: €1 = US $1.3170).

In connection with the transfer of a majority interest in Chrysler, the Group received a cash inflow of €22.6 billion, primarily from the repayment of internal financing liabilities and after taking cash outflows of €3.0 billion into consideration. This liquidity and the financing liabilities that were required to refinance Chrysler's financial services business are allocated to the industrial business - insofar as they were not yet repaid as of December 31. The high level of cash and cash equivalents at the end of the year also led to an increase in current assets as a proportion of total assets from 37% to 46%.

In addition, the separation from the Chrysler operations caused a decrease in the balance of deferred tax assets and liabilities. Due to restrictions on the utilization of future tax advantages, mainly related to the transferred assets and liabilities, deferred tax assets were impaired by €2.2 billion.

The Group's remaining 19.9% interest in Chrysler is accounted for using the equity method of accounting as of August 2007, and had a book value of €0.9 billion at December 31, 2007. Due to the sale of EADS shares, the carrying value of financial investments accounted for using the equity method decreased compared with last year.

Balance sheet structure

in billions of €



135 218 218 135
Non-current assets
54% 63% 17% 28%
Equity
42%
36%
Non-current provisions and liabilities
Current assets
46%
37%
41%
36%
Current provisions and liabilities
of which: Liquidity
13%
2007 2006 2006 2007

Balance sheet structure industrial business

in billions of €



73 99 99 73
Non-current assets
51% 68% 29% 46%
Equity
33%
33%
Non-current provisions and liabilities
Current assets
49%
32%
38%
21%
Current provisions and liabilities
of which: Liquidity
22%
2007 2006 2006 2007

After receiving the Supervisory Board's approval for the sale of land and buildings at Potsdamer Platz on December 14, 2007, those available-for-sale assets in an amount of €0.9 billion were shown separately in the balance sheet. The transaction was concluded on February 1, 2008.

The Group's equity increased by €0.9 billion compared with December 31, 2006. In addition to the positive net profit, the increase was due to the exercise of stock options (€1.6 billion). Furthermore, minority interests increased by €1.1 billion due to the issue of shares by a subsidiary that holds shares in EADS. On the other hand, the share buyback program that began at the end of August reduced equity by €3.5 billion. Equity was also reduced by the distribution of the dividend and by currency translation effects.

At December 31, 2007, the equity ratio, adjusted for the proposed dividend distribution for the 2007 financial year (€2.0 billion), was 26.8% (2006: 16.5%); the increase is a result of the higher equity and the lower balance sheet total. The equity ratio for the industrial business was 43.5% (2006: 27.1%).

The funded status of the Group's **pension obligations** improved, compared with the prior year, by €0.4 to minus €1.9 billion.

On the balance sheet date, the Group's pension obligations amounted to €15.7 billion, compared with €37.5 billion at the end of the prior year. The decrease was primarily a result of the deconsolidation of Chrysler (€19.2 billion) and the increase in discount rates for pension plans of 0.9 of a percentage point to 5.4%. The plan assets available to finance the pension obligations decreased from €35.2 billion to €13.8 billion. This was solely due to the deconsolidation of Chrysler (€21.7 billion). The gains realized on the plan assets (€2.0 billion) and the contributions to the plan assets (€0.6 billion) were more than sufficient to offset the pension payments made out of the plan assets (€1.6 billion) and the decreases due to currency translation and other effects (€0.8 billion).

The **funded status of other post-employment benefits** amounted to minus €0.7 billion on the balance sheet date (2006: €14.1 billion). The change is solely due to the transfer of Chrysler.

'erall Assessment of the Economic Situation

Board of Management's assessment of the Group's eco-
c situation is generally positive at the time of preparing the
p Management Report.

ng 2007, we realigned the Group and created the right condi-
s for sustained success in the future. With the transfer
e majority interest in Chrysler Holding LLC in August 2007
the change of name from DaimlerChrysler to Daimler in
ber, a new chapter was opened in the Group's history. The
Daimler AG is a strong and financially sound Group: with
cedes-Benz Cars, Daimler Trucks, Daimler Financial Services,
cedes-Benz Vans and Daimler Buses, we are focused on
ess in the automotive business with clearly defined strate-
and excellent prospects for the future.

he way to long-term profitable growth, we made considerable
ress in the year under review: as expected, revenues and
sales were slightly higher than in the prior year. Our operating
lt (EBIT) of €8.7 billion surpassed the target of €8.5 billion
we announced in the second-quarter interim report. Despite
charges totaling €2.2 billion relating to the Chrysler trans-
on, net profit of €4.0 billion was higher than in the prior year.
to the favorable earnings trend, value added was significant-
sitive at €1.4 billion.

improvement in profitability was the result of the efficiency-
ancing programs running in all divisions and in the corporate
tions. The progress we achieved through those programs
e than compensated for the negative effects of higher raw-
erial prices and the weak US dollar. Above all, the Mercedes-
z Cars division improved its profitability substantially in 2007;
eturn on sales of 9.1% significantly surpassed its original
et of 7%. Daimler Trucks once again posted record earnings,
pite falling unit sales in North America and Japan. This
onstrates that Daimler Trucks is also successful under diffi-
market conditions and that sharp market downturns do
necessarily lead to losses for the affected units. As a result of
enses incurred for the realignment of its business in North
rica, Daimler Financial Services did not equal its prior-year
lts. The Mercedes-Benz Vans and Daimler Buses units both
roved their earnings once again.

Daimler's financial situation has improved significantly due to the disposal of a majority interest in Chrysler and the related financial services business and as a result of the positive business development in the year 2007. This fact has also been confirmed by the rating agencies Standard & Poors, Moody's, Fitch and DBRS, all of which have upgraded their credit ratings for the new Daimler Group. The development of cash-flow figures, high levels of liquidity and a solid asset structure are evidence of the Group's financial strength. Our shareholders profit from this development through the share buyback program that was decided upon in August 2007 and through our proposal to increase the dividend from €1.50 to €2.00 per share.

Events after the End of the 2007 Financial Year

Further events after the end of the 2007 financial year. Since the end of the 2007 financial year, there have been no further occurrences that are of major significance for Daimler. The course of business in the first two months of 2008 confirms the statements made in the "Outlook" section of this Annual Report.

Risk Report

Risk management system

Within the framework of their global activities and as a result of increasingly intense competition, Daimler's divisions are exposed to a large number of **risks**, which are inextricably linked with their entrepreneurial activities. These entrepreneurial activities consist not least of identifying and utilizing **opportunities** that serve to secure and enhance the Group's competitiveness. Effective **management and monitoring instruments** are combined into a uniform risk management system, meeting the requirements of applicable law and subject to continuous improvement, which is employed for the early detection, evaluation and management of risks. The risk management system is integrated into the value-based management and planning system. It is an integral part of the overall planning, monitoring and reporting process in all relevant legal entities and central functions, and aims to systematically identify, assess, monitor and document risks. Taking defined risk categories into account, risks are identified by the management of the divisions and operating units, the key associated companies and the central departments, and are assessed regarding their probability of occurrence and possible extent of damage. Assessment of the possible extent of damage usually takes place in terms of the risks' effect on EBIT.
The communication and reporting of relevant risks is controlled by value limits set by management. The responsible persons also have the task of developing, and initiating as required, measures to avoid, reduce and hedge risks. Major risks and the countermeasures taken are monitored within the framework of a regular controlling process. As well as the regular reporting, there is also an internal reporting obligation within the Group for risks arising unexpectedly. The Group's central risk management department regularly reports on the identified risks to the Board of Management and the Supervisory Board. The risk management system enables the Board of Management to identify key risks at an early stage and to initiate suitable countermeasures. By carrying out targeted audits, the Corporate Audit department monitors compliance with the statutory framework and with the Group's internal guidelines as defined in the Risk Management Manual, and, if required, initiates appropriate action. In addition, the external auditors examine the system for the early detection of risks that is integrated into the risk management system in terms of its fundamental suitability for the early recognition

evelopments that could jeopardize the continued existence
e Group. Entrepreneurial opportunities are not reported on
in the risk management system, but in the context of the
ual operative planning. The divisions have direct responsibility
he early identification and utilization of opportunities. Within
framework of the strategy process, the opportunities for fur-
profitable growth are identified and included in the decision-
ing process. During the year, we identify the existing profit
ortunities in the context of the periodic corporate reporting.

nomic risks

rall, the **world economy** developed very positively once
n in 2007. Even though the global rate of economic growth will
ease in the year 2008, most analysts do not anticipate a
ained slump of the world economy. However, due to the sig-
ant growth slowdown in the United States, high raw-material
es, the US mortgage crisis and its impact on financial markets,
vell as the related increase in uncertainty among investors
consumers, the risks of a distinctly less favorable development
e increased perceptibly. There is also the danger that the
energy prices will reduce potential purchasing power. The
oing relatively robust development of the world economy
008 that is anticipated by the majority of economic research
itutions, and also by Daimler, is highly dependent on the
elopment of these risks factors. This means that there are still
siderable economic risks for the Group's financial position,
n flows and profitability.

The risk that the **US economy** could drift into recession increased significantly towards the end of 2007. The impact of the mortgage crisis on investment and consumption could be considerably more drastic than assumed by the majority of analysts in their base scenarios. Growth in gross domestic product of 1% or less would have negative consequences worldwide due to the ongoing high importance of the US economy for global growth. Although the current-account deficit decreased in 2007, the US economy continues to depend on capital inflows from abroad. If the required capital inflows failed to materialize or were too low, a correction of the current account deficit would be inevitable. The probability of this scenario has increased against the backdrop of the growth slowdown and the mortgage crisis; it would entail further depreciation of the US dollar and could additionally exacerbate the danger of recession through the resulting interest-rate reactions. This could have negative effects on both the car industry and the commercial vehicle industry.

Economic growth in **Western Europe** in 2007 was close to the level of the good prior year. In view of the cyclical weakening of investment activity, which is already apparent, and due to poorer export prospects caused by the slowdown in global growth, a large part of the growth expectations for Western Europe in the year 2008 are dependent on a revival of consumption. Hopes for growth are justified in view of favorable labor-market developments, but purchasing power could be reduced considerably by a massive acceleration of inflation induced by rising energy prices. Growth could also be dampened by rising interest rates resulting from anti-inflationary measures being taken by the European Central Bank. This would have a corresponding negative impact on consumption and investment, and thus also on demand for passenger cars and commercial vehicles. Due to the importance of Germany and the rest of Western Europe as key sales markets for Daimler, this situation has considerable risk potential.

Economic risks have risen recently also in **Japan.** With consumption tending to weaken, the Japanese economy is increasingly dependent on exports. Against this backdrop, falling demand in the key US market and the relative strength of the Japanese yen are particularly negative factors. A more significant weakening of growth in Japan would have a substantial negative impact not only on the Group's exports of vehicles to Japan, but also on the earnings trend of our operating subsidiaries in Japan.

A marked reduction in growth rates in **China** would also be strategically relevant for the Group, as this is currently the most dynamic vehicle market in the world and has enormous potential for the future. In view of China's economic power and the sharp increase in the flows of international investment and trade with China, such a slump would not only have serious consequences for the whole of Asia, but could also cause significant growth losses for the world economy, with negative effects on Daimler's activities. Potential economic crises in the other emerging markets in which the Group has important production facilities could also be of particular relevance. On the other hand, crises in emerging markets where the Group is solely active in a sales function would result in more limited risk exposure.

We see an additional important risk in the development of **raw-material prices.** If prices were to remain high or actually continued rising, the assumed global economic outlook would be jeopardized, despite the pleasing resistance to negative factors that the world economy has recently displayed. The consequences would be on the one hand a decrease in private households' purchasing power, and on the other hand rising costs for companies. All of this would result in a negative impact on growth, especially in the oil-importing countries. An abrupt and sustained rise in the price of oil could even cause some economies to slip into recession.

Risks for market access and the global networking of the Group's facilities could arise as a result of a failure of multilateral **trade liberalization,** in particular if international free trade were weakened in favor of regional trade blocks or a return to protectionist tendencies. A sharp rise in bilateral free-trade agreements outside the European Union could affect Daimler's position in key foreign markets, particularly in Southeast Asia, where Japan is increasingly gaining preferred market access.

Finally, the world economy could be negatively affected by a sustained deterioration in **consumer and investor confidence.** This could be triggered by geopolitical and military instability, concern about a possible sharp drop in share prices and the battle against terrorism.

Industry and business risks

Intense **competitive pressure** in automobile markets could lead to the increased use of discount financing and other sales incentives. These sales incentives are commonly used in the United States and Canada, particularly in the volume segments. As a result of intensifying competition in Western Europe, the practice of offering incentives - especially in the mass market - is spreading also in this region. This would not only reduce our earnings from the sale of new vehicles, but would also lead to lower prices for used vehicles and thus to falling residual prices. In some markets, the United States in particular, higher fuel prices have caused many consumers to prefer smaller, more fuel-efficient vehicles. In order to enhance the attractiveness of less fuel-efficient vehicles, additional measures could be necessary with an adverse effect on profitability. A shift in the model mix towards smaller vehicles with lower margins would also place an additional burden on the Group's financial position, cash flows and profitability.

der to achieve the targeted level of prices, factors such as **d image and product quality** are becoming increasingly rtant, as well as additional technical features resulting innovative research and development. Furthermore, it is ntial for the Group's profitability to realize **efficiency rovements** while simultaneously fulfilling Daimler's own high ty standards. **Product quality** has a major influence on stomer's decision to buy a particular brand of passenger r commercial vehicle. At the same time, technical comty continues to grow as a result of additional features, for nple for the fulfillment of various emission and fuel-econ- regulations, increasing the danger of vehicle malfunctions. nical problems could lead to further recall and repair paigns, or could even necessitate new development work. hermore, deteriorating product quality can also lead to er warranty and goodwill costs.

al and political frameworks also have a considerable ct on Daimler's future business success. Regulations concern- vehicles' exhaust emissions, fuel consumption and safety a particularly important role. Complying with these varied often diverging regulations all over the world requires siderable efforts on the part of the automotive industry. We ct to have to significantly increase our spending aimed lfilling these requirements in the future. Many countries have ady implemented stricter regulations to reduce vehicles' ssions and fuel consumption, or are about to pass such legis- n. This also applies to the European regulations on exhaust ssions and fuel consumption. The European Commission is ently working on a draft directive that, among other things, cifies reduced limits on vehicles' emissions of carbon dioxide f 2012. Non-compliance with these limits could lead to pen- payments. The Group monitors these factors and attempts nticipate foreseeable requirements during the phase of prod- development.

Daimler counteracts **procurement risks** through targeted commodity and supplier risk management. But in view of developments in international supply markets, the effects of these measures are limited. If prices were to remain at their current levels for a longer period of time or continued to rise even further, this would result in a negative impact on the Group's profitability. Increasing pressure in procurement and sales markets could also seriously jeopardize the financial situation and continued operations of suppliers and dealers. To an increasing extent, individual or joint support actions have been required by automobile manufacturers such as Daimler in order to safeguard production and sales. If the situation of important suppliers should continue to deteriorate, this could require further support actions to be taken with a negative effect on earnings. If suppliers experience delivery difficulties, this could have a negative impact on the Daimler Group's production and sales of vehicles and thus also on our profitability.

Production and business processes could also be disturbed by **unforeseeable events** such as natural disasters or terrorist attacks. Consumer confidence would be significantly affected and production could be interrupted by supply problems and intensified security measures at territorial borders. In addition, our manufacturing processes could also be disturbed by failures at our data centers. Security measures and emergency plans have been prepared for such eventualities. Because the importance of storing and exchanging information is becoming increasingly important at a global Group like Daimler, and in order to counteract the growing risks for the operation of central IT systems and the **security of confidential data**, we have our own risk management system for IT security. Guidelines from headquarters and the decentralized security organization we have established worldwide help to minimize these IT risks. For this reason, most IT risks have a very low probability of occurrence, but if such a case actually arose, it would have a significant negative impact on earnings.

The result of upcoming wage-tariff negotiations with the trade unions could lead to increases in **labor costs.** Major production disturbances leading to lower vehicle deliveries however are not expected for 2008, due to the wage settlements in effect for our employees in Germany through October 2008.

Daimler's success is highly dependent on the expertise and commitment of its workforce. The application of our personnel instruments makes allowances for existing **personnel risks** and contributes towards the targeted safeguarding of staff with high potential and expertise, while securing transparency with regard to our resources. Another focus of our human resources management is on the targeted personnel development and further training of our workforce. Our managerial staff and specialists profit from the range of courses offered by the Daimler Corporate Academy and from the transparency created by LEAD, our uniform worldwide performance and potential management system.

Daimler's financial services business primarily involves the provision of financing and leasing for Group products. The international orientation of this business and the raising of capital are linked with **credit and interest-rate risks.** Daimler counteracts these risks by means of appropriate market analyses and the use of derivative financial instruments. In the United States, the Internal Revenue Services (IRS) has challenged the tax treatment of certain leveraged leases by various companies. This also affects Daimler's financial services business. The Group is currently discussing this issue with the IRS. Although we believe that our tax treatment is appropriate and complies with applicable tax law and regulations, the resolution of this matter could have a significant negative impact on our cash flows.

Due to the issue of **guarantees** and Daimler's interest in the system for recording and charging tolls for the use of highways in Germany by trucks with more than 12 metric tons gross vehicle weight, we are exposed to a number of risks that could have negative effects on the Group's financial situation, cash flows and profitability. The operation of the electronic toll-collection system is the responsibility of the operator company, Toll Collect GmbH, in which Daimler holds a 45% ownership interest and which is included in the consolidated financial statements using the equity method of accounting. In addition to Daimler's membership of the Toll Collect consortium and its equity interest in Toll Collect GmbH, guarantees were issued supporting obligations of Toll Collect GmbH towards the Federal Republic of Germany concerning the completion and operation of the toll system. Risks can arise primarily due to lower tolls derived from the system and the non-fulfillment of certain contractually defined parameters, additional alleged offsetting claims by the Federal Republic of Germany beyond such claims already made, or a refusal to grant the final operating permit. Additional information on contingent obligations from guarantees granted and on the electronic toll-collection system and the related risks can be found in the Notes to the Consolidated Financial Statements; see Note 27 (Legal proceedings) and Note 28 (Contingent obligations and commercial commitments).

Daimler bears in principle a proportionate share of the risks of its **associated and affiliated companies,** especially including the risks of EADS and Chrysler Holding LLC, in line with its share of those companies' equity capital. In addition, related to the transfer of a majority interest in Chrysler, the Group has provided a subordinated loan to Chrysler's industrial business and has committed a subordinated credit line of US $1.5 billion. Further information on this is provided in Note 2 to the Consolidated Financial Statements.

ıncial market risks

Daimler Group is exposed to market risks from changes in ign currency exchange rates and interest rates. The Group is exposed to equity price risk. Daimler's equity price risk essment does not include non-controlling equity interests the up holds in other companies, which it classifies as long-term estments. The equity price risk of the remaining positions is material to Daimler. In addition, the Group is exposed to ket risks in terms of commodity price risks associated with business operations. Market risks may adversely affect nler's financial position, cash flows and profitability. The Group ks to monitor and manage these risks primarily through egular operating and financing activities, and, if appropriate, ough the use of derivative financial instruments. As part he risk management process, Daimler regularly assesses se risks by considering changes in key economic indicators market information. Any market-sensitive instruments, uding equity and interest-bearing securities, held by pension ds and other postretirement benefit plans, are not included he following analysis.

hange rate risks. The Daimler Group's global reach means t its business operations and financial transactions are osed to risks arising from fluctuations in foreign exchange es, especially of the US dollar and other important curren- s against the euro. An exchange rate risk arises in the operat- business primarily when revenue is generated in a different rency than the related costs (transaction risk). This applies in ticular to the Mercedes-Benz Cars division, as a major portion ts revenue is generated in foreign currencies while most of its duction costs are incurred in euros. The Daimler Trucks divi- n is also exposed to such transaction risk, but only to a minor ree because of its worldwide production network. Currency osures are gradually hedged with suitable financial instruments, dominantly foreign exchange forwards and currency options, ording to exchange rate expectations, which are constantly iewed. Exchange rate risks also exist related to the trans- on into euros of the net assets, revenues and expenses he companies of the Group outside the euro zone (translation); these risks are not hedged.

Interest rate risks. The Group holds a variety of interest rate sensitive financial instruments to manage the cash requirements of its business operations on a day-to-day basis. Most of these financial instruments are held in connection with the financial services business of Daimler Financial Services, whose policy is generally to match funding in terms of maturities and interest rates. However, to a limited extent, the funding does not match in terms of maturities and interest rates, which gives rise to the risk of changes in interest rates. The funding activities of the industrial business and the financial services business are coordinated at Group level. Derivative financial instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors are used to achieve the desired interest rate maturities and asset/liability structures (asset and liability management).

Equity price risks. Daimler holds investments in equity and equity derivatives. In accordance with international banking standards, Daimler does not include equity investments that the Group classifies as long-term investments in the equity price risk assessment. Equity derivatives used to hedge the market price of investments accounted for using the equity method are also not included in the assessment of equity price risk due to the hedging context. The remaining equity price risk was not material to the Group in 2007 and 2006; the same applies to the present situation.

Commodity price risks. Associated with Daimler's business operations, the Group is exposed to changes in the prices of commodities. Daimler addresses these procurement risks by means of concerted commodity and supplier risk management. To a minor extent, derivative commodity instruments are used to reduce some of the Group's commodity risks, primarily the risks associated with the purchase of precious metals. The risk resulting from these derivative commodity instruments was not material to the Group in 2007 and 2006; the same applies to the present situation.

Further information on finance market risks and on the management of these risks is provided in Note 30 of the Notes to the Consolidated Financial Statements. Information on financial instruments and on the Group's pens on funds can be found in Note 29 and Note 21.

Risks from changes in credit ratings

The rating agencies Standard & Poor's. Moody's Investors Service, Fitch Ratings and DBRS assess the creditworthiness of Daimler. Upgrades of the ratings provided by these agencies would lead to lower refinancing costs. On the other hand, downgrades could have a negative impact on the Group's cost of capital.

Legal risks

Various legal proceedings are pending against Daimler or could develop in the future. In our view, most of these proceedings constitute ordinary, routine litigation that is incidental to our business. We recognize provisions for litigation risk with respect to a matter if the resulting obligations are probable and can be reasonably estimated. It is possible, however, that due to the final resolution of some of these pending lawsuits our provisions could prove to be insufficient and therefore substantial additional expenditures could arise. This also applies to legal disputes for which the Group saw no requirement to recognize a provision. Although the final resolution of any such lawsuit could have a material effect on the Group's earnings in any particular period, Daimler believes that any resulting obligations are unlikely to have a sustained effect on the Group's earnings, financial position or cash flows. Information on legal proceedings can be found in Note 27 of the Notes to the Consolidated Financial Statements.

Overall risk

The Group's overall risk situation is the sum of the individual risks of all risk categories of the divisions and central functions. There are no discernible risks that, either alone or in combination with other risks, could jeopardize the continued existence of the Group. Overall, the risk situation has improved significantly due to the disposal of a majority interest in Chrysler; for example, Daimler is far less dependent on the volatile US volume market. These assessments have also been confirmed by the rating agencies, all of which upgraded Daimler's long-term credit ratings by one category following the separation from Chrysler.

ıtlook

statements made in the "Outlook" section are based on operative planning of the Daimler Group for the years 2008 ıgh 2010. This planning is based on premises regarding economic situation derived from assessments made by wned economic institutions, and on the targets set by divisions. The forecasts for future business developments ct the opportunities and risks offered by the anticipated ket conditions and the competitive situation during the plan- period.

world economy

ough prospects for growth of the world economy weakened ificantly at the beginning of 2008, most analysts do not cipate a sustained slump. One of the decisive factors for world economy will be whether a serious recession in the ed States resulting from the effects of the mortgage crisis be avoided. Private consumption is likely to fall substantially result of wealth losses and households' lower increases in chasing power, but in view of major cuts in interest rates the planned fiscal measures, a severe and sustained slump ot expected. Overall, the US economy will recover only vly and will expand at a below-average rate also in the year 8. Growth of the Japanese economy is likely to slow down only amount to 1.5%. Prospects in Western Europe of 2% vth are better, despite the general weakening of growth rates, ause of the assumed increase in consumption. As an export-nted economy, Germany will not match its rather better than age growth rates of recent years due to the ongoing strength ne euro and weak demand in major export markets. The emerg-markets will probably lose a little of their dynamism as sult of the global growth slowdown and the expected economic ling-off in China and India. Nonetheless, we assume that the erging markets will continue their strong growth at an average of more than 6%, and their overall prospects remain very tive also in the coming years.

However, the risk increased perceptibly due to higher raw-material prices, the latest turbulence in financial markets, and a general increase in uncertainty among investors and consumers.

In our view, the biggest individual risks for the global economy are to be seen in further rises in raw-material prices, a lasting recessive development of the US economy, and a continuation of the drastic depreciation of the US dollar.

In our planning, we continue to assume that the US dollar will remain weak against the euro. Compared with average exchange rates during 2007, we anticipate slight depreciation of the British pound and slight appreciation of the Japanese yen against the euro.

Automotive markets

The North American market for cars and light trucks is likely to continue suffering from the impact of falling house prices. Parallel to the general slowdown of economic growth, we expect a decrease in that region's market. In Western Europe, the market for passenger cars is likely to remain flat, with total sales of approximately 14.8 million units. Germany, Europe's biggest individual market, should expand again slightly after the weak year 2007. Once again, the Japanese car market will not expand significantly in 2008. We therefore expect global growth in 2008 once again to be primarily driven by the high growth rates of the major emerging markets, especially China, India and Russia.

Worldwide markets for commercial vehicles are likely to continue expanding in 2008. We anticipate a cyclical recovery of the North American market for medium and heavy trucks of Classes 5 to 8, which will not gain strength until the second half of the year, however. In Western Europe, the robust development of the market for medium and heavy trucks seems likely to continue, so demand should be similar to the very high prior-year level. Also for the japanese market for commercial vehicles, we foresee a volume similar to the prior-year.

Overall demand for automobiles will display differing tendencies in the year 2008 and probably also thereafter. The main growth impetus will come from the emerging markets. This is mainly due to dynamic increases in purchasing power, improved infrastructures and the general increase in mobility requirements in these markets. On the other hand, growth prospects in the industrialized countries are limited in quantitative terms because of market maturity and demographic developments. The main opportunities are in terms of quality - through the application of new technologies and the enhanced value of vehicles. The industry's key challenges in the coming years will be to fulfill future statutory emission limits and to expand product ranges with fuel-efficient and environmentally friendly vehicles. Automobile manufacturers will therefore intensify their efforts to secure sustainable mobility in the coming years. This will increase the need for producers to cooperate and, as a consequence, the concentration of the industry will continue. At the same time, the ability to differentiate oneself from the competition through innovation and strong brands will become more important as a factor for success.

sales

edes-Benz Cars expects to further increase its unit sales 08, thus surpassing the record level of the prior year. ull availability of the sedan and station wagon versions of -Class and of the new smart fortwo will make a decisive ribution to this development. In the year 2008, those models e followed by eight new products: the new CLC Sports e, the new generations of the SL, SLK, CLS and of the A-, d M-Class models. The GLK, a new compact sport utility le to be launched at the end of 2008, should then provide wed sales impetus in the following years. Unit sales art cars are expected to rise significantly following the launch e fortwo in the United States in 2008. Also in the future, edes-Benz Cars expects its unit sales to continue to focus s five current biggest markets: Germany, the United States, nited Kingdom, Italy and France. We see additional opportu- s in Russia and Asia. China in particular has great growth ntial; we already produce the E-Class and the C-Class locally ijing, and plan to reach a capacity of 25,000 cars per m in the medium term. China is already one of the most rtant markets for the S-Class.

posting lower unit sales in 2007 for market-cycle reasons, **aimler Trucks** division expects to increase its unit sales again in 2008. In North America, we intend to profit from demand revival that is expected during the second half e year and to return to higher unit sales. We anticipate a slight ease in unit sales for our Trucks Europe/Latin America and ks Asia units. The introduction of new and stricter emission s in the year 2010 is likely to lead to advance-purchase cts in 2009, strengthening the cyclical upward trend of the US ket in 2009. Daimler Trucks has the advantage of an extreme- mpetitive product range. This includes in particular our omical and environmentally friendly trucks with BLUETEC nology for the European markets, the new generation of the os launched at the end of January 2008 with improved omy, enhanced comfort and more attractive design, the new cadia heavy-duty truck for North America, as well as further developed Mitsubishi Fuso Super Great heavy-duty truck and the low-emission version of the Mitsubishi Fuso Canter light-duty truck for Asian markets. Additional opportunities for increased involvement in the emerging markets of Asia and Eastern Europe are expected during the planning period. Furthermore, we intend to effectively continue the development of our range of fuel-efficient and low-emission drive systems, thus utilizing additional growth potential.

We anticipate an ongoing rise in unit sales for the **Mercedes-Benz Vans** unit in 2008 and 2009, primarily due to the new Sprinter series. In regional terms, we intend to achieve additional growth by opening a new plant in China.

Daimler Buses expects to maintain its globally leading position for buses above eight tons with some innovative product concepts. The main growth opportunities will be in the bus markets of Asia and Russia. However, scope for further growth in the core markets of Western Europe and Latin America are rather limited for market-cycle reasons. Overall, in the coming years the unit expects to maintain its unit sales at similar levels to the high level it achieved in 2007.

The **Daimler Financial Services** division anticipates further growth in its worldwide contract volume in 2008. Daimler Financial Services will continue to support the Group's vehicle sales with the provision of tailored financial services. We will expand our complete range of products in the fields of financing, leasing, insurance and fleet management. The main expansion will be in the particularly dynamic regions of Eastern Europe, Asia and Latin America.

On the basis of the divisions' planning, we expect the **Daimler Group's** unit sales to increase in the year 2008. We also anticipate further growth in 2009.

Revenue and earnings

Daimler anticipates a moderate increase in business volume in 2008. From today's perspective, all operations should contribute to this growth. The regional focus of our expansion is likely to be mainly in the growth markets of Asia and Eastern Europe. Our medium-term goal is for all of our operations to identify and utilize additional revenue potential.

Mercedes-Benz Cars expects to achieve a renewed increase in EBIT in 2008. The policy of continuous efficiency improvements that we started with the CORE program will be maintained. We will continue to inspire our customers with fascinating products. At the same time, in the coming years we will develop and implement technologies that will make our products even more attractive, safe and environmentally friendly. The related expenses and also the anticipated development of exchange rates will have an impact on our earnings trend. We expect, however, to compensate for these negative effects through the market success of our products and further efficiency improvements, allowing us to achieve a return on sales of 10% on average by the year 2010 at the latest.

The **Daimler Trucks** division has taken comprehensive measures to enhance efficiency and manage market cycles within the context of its Global Excellence program. We already demonstrated in 2007 that we are able to post good results also under difficult conditions. Further efficiency improvements in connection with the expected growth in unit sales should result in another increase in earnings this year. As of the year 2010, the division aims to achieve an average return on sales of 8% over its business cycle.

The profitability of the **Mercedes-Benz Vans** unit should continue improving in the coming years. Taking into consideration further productivity and efficiency advances, we expect **Daimler Buses** to achieve a high level of earnings also in the future.

Daimler Financial Services is confident that it will be able to achieve a return on equity of at least 14% in 2008, despite the expenses connected with developing its own financial services organization in North America following the transfer of a majority interest in Chrysler. The division's profitability is to be further improved during the planning period as a result of additional measures that became necessary after the separation from Chrysler Financial, such as the harmonization of global products and processes.

On the basis of the divisions' projections, in 2008 we expect **Daimler** to post EBIT from ongoing operations of well above the prior-year level. In the year 2007, earnings included positive contributions in particular from the disposal of shares in EADS and negative contributions from Chrysler and related to the new management model. In the automotive business, we aim to achieve an average return on sales of 9% over the market and product cycles.

A fundamental condition for the targeted increase in earnings is a generally stable economic and political environment, as well as the anticipated moderate rise in the worldwide demand for cars and commercial vehicles. Opportunities and risks may arise from the development of currency exchange rates and raw-material prices and from our assessment of the market success of our products.

We want our shareholders to continue participating in the Group's success in appropriate form in the coming years. Furthermore, we intend to continue improving our capital structure.

stment in property, plant and equipment 2008-2010
ions of €

er Group	12.6
edes-Benz Cars	8.2
er Trucks	3.3
er Financial Services	0.1
Buses, Other	1.0



tal expenditure

ig the planning period of 2008 through 2010, Daimler expects vest a total of €12.6 billion in property, plant and equipment. planned investments are significantly higher than in the prior s, primarily at Mercedes-Benz Cars but also at Daimler ks. At the Mercedes-Benz Cars division, the focus of invest- t will be on advance expenditure for new vehicles such as GLK (a compact sport utility vehicle) and new models e E-Class and the CLK coupe. Substantial investment is also ned for new families of engines with low fuel consumption emissions, as well as for the increased application of alterna- drive systems. The focus in the coming years at Daimler ks is on capital expenditure for new platforms for heavy and ium trucks, new global engine projects, technology for reduc- emissions, and the expansion and modernization of produc- capacities. In this context, we will expand our operations nerging markets such as India. At Mercedes-Benz Vans, nain areas of investment are for the model upgrade for the and Viano vans and for setting up a van plant in China. projects at Daimler Buses include advance expenditure for re emission technologies and alternative drive systems as as investment in penetrating new markets in Asia and Russia.

stment in property, plant and equipment

	2007	2008-2010
ınts in billions of €		
ler Group	**2.9**	12.6
edes-Benz Cars	**1.9**	8.2
ler Trucks	**0.8**	3.3
ler Financial Services	**0.03**	0.1
, Buses, Other	**0.2**	1.0

Research and development

In the context of implementing the new management model, we merged the Corporate Research department and Mercedes-Benz Cars' product development departments to form the new Board of Management area "Group Research and Development Mercedes-Benz Cars". Within this area, Group Research retains its important task as a competence center and assumes additional responsibility for the predevelopment activities of the entire automotive business. In this way, we will safeguard our innovative expertise for the future and will be able to convert it into marketable products with first-class quality more quickly.

In order to apply our research and development spending more efficiently in the coming years, we are optimizing work processes and focusing on those projects that create the most value added for our customers. We will increasingly utilize the possibilities of modularization and standardization. At the same time, we will concentrate more on innovations that are relevant and tangible for our customers. We intend to reduce the number of vehicle architectures in the coming years, but will significantly increase the numbers of model versions based on a shared architecture. This strategy will allow us to continue to offer a wide range of individual and attractive models while further enhancing the quality of our products and achieving substantial savings with regard to material and development costs.

In order to maintain our competitive position against the backdrop of upcoming technological challenges, we have significantly increased our research and development budget for the planning period. From 2008 through 2010, Daimler will spend a total of €13.9 billion on research and development activities. R&D spending at Mercedes-Benz Cars will be significantly higher than in recent years. This is primarily due to substantial expenditure for the new variants of the C-Class family, the successor to the present E-Class model, and new engines and alternative drive systems. At the Daimler Trucks division, R&D spending will con-

Research and development expenditure 2008-2010

in billions of €

Daimler Group	13.9
Mercedes-Benz Cars	9.1
Daimler Trucks	3.5
Vans, Buses, Other	1.3



tinue at its present high level, with one focus on developing new engine generations to be used worldwide that fullfil the new emission regulations for the years 2009 and 2010. New products will also be launched, such as a truck platform for worldwide application and a light-duty truck from the Mitsubishi Fuso brand. The further development of engines so that they comply with future emission standards is another important area of R&D work at Mercedes-Benz Vans and Daimler Buses. Alternative drive systems also play an important role, especially at Daimler Buses.

In addition to the aforementioned projects, Daimler has planned substantial amounts in the research budget for new technologies with which we intend to achieve a sustained improvement in the safety, environmental compatibility and economy of road traffic. A key focus in this respect is to continue reducing the CO_2 emissions of our entire range of passenger cars and commercial vehicles.

Research and development expenditure

	2007	2008-2010
Amounts in billions of €		
Daimler Group	**4.1**	13.9
Mercedes-Benz Cars	**2.7**	9.1
Daimler Trucks	**1.0**	3.5
Vans, Buses, Other	**0.4**	1.3

Workforce

On the basis of the anticipated production volumes and productivity advances, Daimler assumes that the number of employees in the total workforce over the next two years will be similar to the number at the end of 2007.

Forward-looking statements

This annual report contains forward-looking statements that reflect our current views about future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services, which may limit our ability to raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than originally expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructing plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading "Risk Report" in this Annual Report and under the headings "Risk Factors" and "Legal Proceedings" in the Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

imler sold a total of 2.1 million vehicles in 2007 006: 2.1 million). The Mercedes-Benz Cars division creased its unit sales by 3% to the new record figure 1,293,200 vehicles. As expected, due to significant arket downturns in North America and Japan, sales 467,700 vehicles by the Daimler Trucks division did t equal the record unit sales of the prior year (-9%). e Mercedes-Benz Vans unit increased its unit sales 13% and Daimler Buses also surpassed its high prior-ar figure (+8%). Daimler Financial Services restructured business in North America following the separation om Chrysler's operations; its overall business develop-ent was stable.

Divisions

82 - 85
Mercedes-Benz Cars

- CORE successfully completed
- Unit sales surpass record prior-year figure
- Strong demand for new models
- Significant increase in EBIT to €4.8 billion (2006: €1.8 billion)

86 - 89
Daimler Trucks

- Mixed market developments in core regions
- Unit sales down from the prior year as expected
- Very successful implementation of Global Excellence program
- EBIT reaches new record level

90 - 91
Daimler Financial Services

- Growth in contract volume
- Realignment of business in North America following separation from Chrysler Financial
- Success in terms of dealer and customer satisfaction
- Earnings below prior-year level at €630 million

92 - 93
Vans, Buses, Other

- Substantial increase in van sales due to market success of all series
- Positive business development at Bus unit
- EBIT significantly higher than prior-year level

ercedes-Benz Cars. CORE successfully completed. Unit sales rpass record prior-year figure. Strong demand for new models. gnificant increase in EBIT to €4.8 billion (2006: €1.8 billion).

	2007	2006	07/06
ınts in millions of €			% change
	4,753	1,783	+167
nue	52,430	51,410	+2
n on sales	9.1%	3.5%	.
tment in property, and equipment	1,910	1,698	+12
arch and development nditure	2,733	2,274	+20
which capitalized	705	496	+42
uction	1,300,089	1,230,951	+6
sales	1,293,184	1,251,797	+3
oyees (Dec. 31)	97,526	99,343	-2

nificant increase in earnings. Mercedes-Benz Cars, compris- the brands Mercedes-Benz, Maybach, smart, Mercedes AMG Mercedes-Benz McLaren, sold 1,293,200 vehicles in 2007, eeding the record figure set in the prior year by 3%. Revenue 52.4 billion was 2% higher than the prior year's level. EBIT in year under review rose to €4,753 million (2006: €1,783 million) e page 45).

RE program successfully completed. Our CORE efficiency ancement program, which was successfully concluded in tember 2007, played a key role in helping the Mercedes-Benz s division to improve its performance in terms of sales, t-cutting, quality assurance, and productivity. As a result, the sion's profitability also improved. The 9.1% return on sales recorded was substantially higher than the 7% target that was inally set for 2007.

ough CORE, Mercedes-Benz Cars has achieved annual savings revenue improvements totaling €7.1 billion compared to 04. Cost reductions accounted for €6.1 billion of this figure in 07, while higher revenue accounted for the remaining €1 billion nings improvement.

More than 43,000 measures taken along the entire value chain have been implemented since the program was launched in February 2005. In addition, strategic decisions have been taken setting the course for the future. The issues involved include actions to improve quality, vertical integration, and product modularization. We have, for example, reorganized our production system and standardized our structures and processes, thereby streamlining our operations. Such measures led to a 12% rise in productivity in 2006 and an additional 10% increase in 2007. By taking additional measures in the next three years we intend to increase productivity by a further 10-15%, depending on the model series.

Quality improvements realized in connection with CORE are also paying off. We are once again producing top-quality vehicles, as evidenced by the six Gold J.D. Power Awards we received in 2007 alone for the high quality of our products as assessed by customers.

The structures, procedures, instruments, and decision-making processes that we have created through the successful completion of CORE will ensure that all of the measures implemented will remain integral components of our line organization. In addition, they guarantee that the knowledge gained will flow into future projects.

Mercedes-Benz improves its market position. The Mercedes-Benz brand increased unit sales in the year under review by 3% to 1,180,100 vehicles.

The brand's worldwide sales in the luxury segment (S-, CL-, SL-Class, SLR and Maybach) totaled 107,000 units (2006: 108,000), thereby placing us well ahead of our main competitors in the segment. With sales of 230,900 vehicles in the year under review (2006: 243,400), demand remained strong for Mercedes-Benz' full-size premium segment models (E- and CLS-Class). The success of the new C-Class in 2007 enabled us to increase sales in that model segment (C-, SLK-, and CLK-Class) by 18% to 386,500 units. That figure includes 215,700 new C-Class sedans and station wagons. The A- and B-Class series continued to play an important role for the Mercedes-Benz brand as volume models with unit sales of 275,400 vehicles in 2007 (2006: 292,500). We remained very successful in the all-terrain/SUV segment in 2007, delivering a total of 180,200 M-, R-, GL-, and G-Class vehicles (2006: 176,600).



With its new CLC sports coupe, Mercedes-Benz offers an attractive entry model in the coupe family of the brand with the star.

Sales of Mercedes-Benz brand vehicles in the United States rose to 249,800 units in 2007 (2006: 248,600), thus setting another record in that market. Total unit sales in Western Europe were down somewhat on the 2006 figure, while sales in the German market fell by 4%, even though our market share increased. Mercedes-Benz sales in Japan were slightly lower than in the prior year due to negative market developments. Sales volumes in all other markets developed very positively. The Mercedes-Benz brand was particularly successful in Eastern Europe (+37%), China (+64%), and South Africa (+14%).

Success for smart with the new fortwo model. Despite the shift from a product range of three model series to just the smart fortwo, the smart brand sold 103,100 vehicles in the year under review, thus equaling the prior-year level (102,700). The new fortwo has met with an outstanding response from our customers, including the US market, where the smart fortwo was launched in January 2008. A total of 94,800 new fortwo city coupes and convertibles were delivered during the year under review.

The new C-Class: safety, comfort, agility. The new C-Class was the most important new product launched by Mercedes-Benz in 2007. The sedan version of the new model, which was introduced in April 2007, stands out with a unique combination of safety, comfort and agility, as well as its equipment lines with clearly differentiated appearances. An optimal balance of comfort and agility is ensured by the model's AGILITY CONTROL package featuring adaptive shock-absorber control and even more responsive steering. The new C-Class also offers additional assistance functions with its ADAPTIVE BRAKE system, which represents a further innovation in chassis engineering. In addition, the new C-Class is the first vehicle in its segment equipped with the innovative INTELLIGENT LIGHT SYSTEM, with its five different lighting modes, and the PRE-SAFE braking system, which automatically triggers measures to protect the driver and the front passenger if a collision is imminent. The model features a selection of four or six-cylinder state-of-the-art gasoline or diesel engines, whereby the modified four-cylinder gasoline engines in particular offer significantly improved driving performance while simultaneously reducing fuel consumption.

Mercedes-Benz unveiled the new C-Class station wagon at the IAA International Motor Show in Frankfurt in September 2007, just a few months after the sedan's launch. The station wagon combines the typical attributes of the sedan model with even more spaciousness and excellent variability. With a maximum cargo capacity of 1,500 liters, the new model offers more space than any other premium station wagon in its segment.

Our range of products was further expanded in the year under review by additional new models and updates. The updated R-Class is now also available with an end-to-end seating bench in the second row, enabling it to accommodate up to seven passengers. Our range of sports cars has also been made more attractive through the C 63 AMG and E 63 AMG models from Mercedes AMG and the new high-performance open-top Mercedes-Benz SLR McLaren Roadster.

easing popularity of "TrueBlueSolutions" from cedes-Benz. "TrueBlueSolutions" is our designation for a eering strategy that points the way toward an emission-free e. In October 2007, for example, we launched the E 320 TEC in California. With the introduction of this vehicle, which elected World Green Car 2007, Mercedes-Benz became nly automaker to offer diesel passenger cars in California; her brand has a diesel engine capable of meeting the 's stringent emission limits. Since October 2005, the E 320 TEC has been available in 45 US states, where it is y successful. In fact, the E 320 BLUETEC now accounts for f total E-Class sales in the United States. Demand also nues to rise for all other Mercedes-Benz diesel passenger available in the US. For example, the diesel share of GL-Class had reached around 13% by the end of 2007, while the es for the R- and M-Class were over 10% and 14% respec-. Approximately 12,600 Mercedes-Benz diesel passenger equipped with BLUETEC technology were sold in the US in . Following our success on the American market, we ched the E 300 BLUETEC in Europe at the end of the year. ave also been very successful in Japan with our E 320 CDI el, which is the first – and still the only – diesel passenger car produces lower emissions than are permitted by the try's long-term limits, which have become even more stringent. e moment, the E 320 CDI accounts for around 20% of all ss orders in Japan, although diesel's share of overall new car strations is currently less than 0.1%.



new smart fortwo micro hybrid drive (mhd) – thanks to ligent concepts, driving is even more pleasant, comfortable and onmentally friendly.

New models on the "Road to the Future". Under the motto of "Fascination and Responsibility", Mercedes-Benz presented an array of new, particularly economical and clean vehicles at the IAA International Motor Show in Frankfurt. Alongside its F 700 research vehicle with DIESOTTO and hybrid drive, the brand presented 19 future models on the "Road to the Future", including seven hybrids from five model series and the B-Class F-Cell equipped with zero-emission fuel-cell drive. This reflects the division's ambition to continue offering its customers superior, luxurious, safe and environmentally friendly automobiles. Further information on the "Road to the Future" can be found on pages 96ff of this Annual Report.

Successful implementation of new Mercedes-Benz brand positioning strategy. For the first time in 18 years, the Mercedes-Benz brand has redesigned its market presentation for all segments. The most noticeable change is the consistent placement of the star at the top of all advertising and marketing materials. The new design, which was launched worldwide on November 1, 2007, concludes a campaign that began in 2006. The aim was to enhance the brand positioning of Mercedes-Benz by focusing on the brand pledge of "Appreciation". Measures implemented as part of the associated "CSI No. 1" customer satisfaction project have already borne fruit. For example, Mercedes-Benz received the highest ranking of any German brand in the United States in the Sales Satisfaction Index (SSI) published by the J.D. Power market research company at the end of 2007.

40 years of AMG. Over the past four decades, Mercedes-AMG GmbH has been transformed from a simple tuning company for premium automobiles into an independent brand. With its portfolio of 16 models and a steadily increasing number of customers, AMG is one of the world's leading brands for high-performance vehicles. As a wholly owned subsidiary of Daimler AG, Mercedes-AMG GmbH is closely integrated into the strategy and product creation processes at Mercedes-Benz. Total unit sales of more than 20,000 AMG vehicles in 2007 underscore just how important the AMG brand is for the Mercedes-Benz Cars division.

Second place in Formula One and DTM. In the 2007 season, Mercedes-Benz won 15 of the 27 Formula One and German Touring Car (DTM) races in which the brand participated. The two Vodafone McLaren Mercedes drivers each won four of the 17 Formula One races held and finally tied for second place, only one point behind the Drivers' Champion. Mercedes-Benz won seven of ten DTM races, finishing second in the Team Championship. Seven of the ten Mercedes-Benz drivers finished among the Top Ten in the Drivers' Championship, while the C-Class was once again the most successful DTM racing car.


S OR 4528

The new C-Class station wagon – the biggest interior space in its market segment combined with exemplary safety, optimal comfort and impressive agility.

Maybach presents landaulet study. The Maybach high-end luxury brand once again demonstrated its ability to build the world's most exclusive automobiles by presenting the Maybach Landaulet, an open-top concept car, in November 2007. Since the brand was revived in 2002, Maybach's unit sales of approximately 400 cars in 2007 were at the same level as in the prior year.

New smart fortwo – better than ever. The new smart fortwo, deliveries of which began in April 2007, marks the consistent further development of an automobile unmatched in terms of style, design, and utility. The vehicle sets new standards in its segment in terms of comfort, agility, safety, and environmental friendliness. Thanks to the optimized chassis, longer wheelbase, and slightly larger body, the smart fortwo is more comfortable than its predecessor. Its active and passive safety features have also been further improved. In addition, the new drivetrains provide for even more agility and driving pleasure, while also making the new smart fortwo a global leader in terms of environmental protection.

The smart fortwo cdi is currently the world's most fuel-efficient series production car, with consumption of only 3.3 liters of diesel per 100 kilometers (NEDC). The model also boasts the lowest CO_2 emissions (88 grams per kilometer). The car's outstanding environmental friendliness is confirmed by the fact that it has received several coveted awards, including an ÖkoGlobe for the most environmentally friendly vehicle. The ÖkoGlobe was actually awarded to both the smart fortwo electric drive (ed) and the smart fortwo cdi in August 2007. The Öko Trend institute also awarded its prestigious Auto Environmental Certificate to the gasoline version of the smart fortwo in 2007.

Unit sales in 2007 [1]

	1,000 units	07/06 % change
Mercedes-Benz	1,180	+3
thereof A/B-Class	275	-6
C/CLK/SLK-Class	387	+18
E/CLS-Class	231	-5
S/CL/SL-Class/SLR/Maybach	107	-1
M/R/GL/G-Class	180	+2
smart	103	+0
Mercedes-Benz Cars [2]	1,293	+3
thereof Western Europe	779	-1
thereof: Germany	343	-3
NAFTA	276	+2
thereof: United States (retail sales)	253	+2
Asia/Pacific	139	+12
thereof Japan	46	-4

1 Group sales (including leased vehicles).
2 The figure for 2007 includes 10,100 Mitsubishi vehicles manufactured and/or sold in South Africa by the Mercedes-Benz organization.

imler Trucks. Mixed market developments in core regions. it sales down from the prior year as expected. Very successful plementation of Global Excellence program. EBIT reaches new cord level.

	2007	2006	07/06
nts in millions of €			% change
	2,121	1,851	+15
ue	**28,466**	31,789	-10
1 on sales	**7.5%**	5.8%	.
ment in property, and equipment	**766**	912	-16
rch and development diture	**1,047**	1,038	+1
hich capitalized	**283**	211	+34
ction	**468,967**	509,511	-8
ales	**467,667**	516,087	-9
yees (Dec. 31)	**80,067**	83,237	-4

rd earnings despite difficult markets. Daimler Trucks 467,700 vehicles in 2007 (-9%). The decline was largely due gnificantly lower market volumes in some of the division's sales markets: the United States, Canada, and Japan. Unit s in Europe and Latin America increased significantly, how- Revenue of €28.5 billion (2006: €31.8 billion) was also down the prior year (-10%) as a result of the lower unit sales. etheless, with EBIT of €2.1 billion, the division once again eeded in surpassing its very high earnings figure for the year (see page 45).

nler Trucks further intensified its activities in emerging mar- in the year under review. In India, for example, the unit plied customers with the first locally produced Mercedes-Benz os trucks, which are designed for special applications. The cedes-Benz sales network in India will be expanded to 11 loca- s by the end of 2008. In December 2007, we reached an erstanding with the Indian Hero Group on the establishment joint venture; the first step is to be the local production of , medium and heavy-duty commercial vehicles for the Indian me market. The plan is to produce variants of current Daimler ks models that are tailored for the Indian market. The appli- on for approval of the joint venture has been submitted to the an government. In response to the dynamic growth of the mercial vehicle market in Russia, we are now considering the elopment of our own production facilities there.

Strong sales increase for Trucks Europe/Latin America. The Trucks Europe/Latin America business unit supplies medium and heavy-duty trucks of the Actros, Axor and Atego models under the Mercedes-Benz brand name for long-distance haulage, local deliveries and construction applications. The product range is rounded off by the Econic and Unimog special-purpose vehicles, which are primarily used by municipal authorities.

Trucks Europe/Latin America increased its unit sales by 13% to the record level of 159,900 vehicles in 2007, benefitting in particular from the high demand for the Mercedes-Benz Actros.

Of the total 78,400 vehicles sold in Western Europe in 2007 (2006: 76,000), the German market accounted for 40,000 (2006: 37,400) units. Mercedes-Benz remained the leader in the segment for medium and heavy-duty trucks in Germany and Western Europe, achieving a market share of 39.7% and 21.7% respectively (2006: 40.4% and 22%). Business developments were very positive in Eastern Europe, where unit sales rose by 20% to 25,900 trucks. In general, we were able to profit in Europe during the year under review from both our attractive product portfolio and the overall economic recovery in the region, which was particularly strong in the capital goods sector.

We also achieved significant growth in the Latin American markets (excluding Mexico), where unit sales increased by 27% to 38,100 vehicles in 2007. In Brazil, our core market in this region, our market share in the segment of medium and heavy-duty trucks remained at the high level of 30.7% (2006: 31.9%). Mercedes-Benz was thus market leader in the heavy-duty segment.



With the Freightliner Cascadia, Daimler Trucks has the most powerful, economical and driver-friendly semitrailer in the US market in its portfolio.

Trucks equipped with our environmentally friendly BLUETEC technology continued to enjoy outstanding success in 2007. Altogether, we have sold significantly more than 100,000 such trucks since the technology was introduced. Most of these vehicles already meet the Euro 5 emissions standard, which will not take effect until October 2009. Mercedes-Benz was the first commercial vehicle manufacturer to employ the innovative BLUETEC diesel technology in series vehicles.

During the year under review, we expanded the existing Unimog product range into lower weight classes by launching the new compact U 20 series.

In order to strengthen our position as the manufacturer of the most reliable and economical trucks, we began building a Development and Testing Center for trucks in early 2006. The new center is located in the vicinity of our Wörth facility, the world's largest truck assembly plant. The first construction phase was completed at the end of 2006, when the center's rough road stretches went into operation. The second phase will involve building a test track and various special-surface sections to be completed by the middle of 2008.

Due to the extremely high demand for Mercedes-Benz trucks, the Mercedes-Benz plants operated at full production capacity during the year under review, and we expect to see very high capacity utilization at our facilities also in 2008. We have therefore further increased our manufacturing flexibility. In addition, we have invested in our plants that manufacture engines and other main components, thus expanding their production capacities.

Sharp decrease in unit sales in the NAFTA region. Daimler Trucks is the leading manufacturer of trucks in North America. Under the Freightliner brand, we primarily supply trucks for long-distance haulage. The division's Sterling brand focuses on local delivery trucks and vehicles for the construction industry, while Western Star covers the segment of premium heavy-duty trucks for long-distance haulage and construction applications. Daimler Trucks also produces school buses under the Thomas Built Buses brand name.

In anticipation of the EPA07 emission limits, which took effect in the United States and Canada at the beginning of 2007, many customers brought forward their purchases to 2006, resulting in exceptionally good sales figures for that year. Due to this development and a cyclical decline in the US market, our Trucks NAFTA unit sold 119,000 vehicles in 2007, as expected, this was a significant decrease compared to the prior year (2006: 187,400). The decline was especially sharp in the segment for Class 8 heavy-duty trucks. It should be noted that the sales figure reported last year also included 20,900 Sprinter vans manufactured by Trucks NAFTA. Production of the Sprinter in Gaffney, North Carolina, was discontinued in December 2006, and since that time the Sprinter for NAFTA has been built by Mercedes-Benz Vans in Charleston, South Carolina.

ks NAFTA achieved a market share of 32.7% for Class 8 s in the NAFTA region in 2007 (2006: 33.2%). As a result, ere able to maintain our market leadership in this segment nly in the US but throughout the entire NAFTA region. ncreased our market share in the medium-duty segment ses 5-7) from 21.4% to 22.7% in the NAFTA region.

ay 2007, Freightliner presented its new Cascadia Class 8 y-duty truck, which is designed primarily for long-distance ge applications and sets the benchmark in the NAFTA n. The response from customers and the press was very ive. Built on an entirely new platform, the Cascadia is the erforming, most efficient, and driver-friendliest semi truck e US market. The Cascadia has benefited in many ways Daimler Truck's worldwide development network. For ple, it is the first truck that will be equipped with an engine our new Heavy Duty Engine Platform (which we plan to y worldwide in the future) and with systems from our new ed electrical/electronic platform.

ks Asia with record unit sales in international markets. ks Asia - with its Mitsubishi Fuso brand - is the second- st manufacturer of light, medium, and heavy-duty trucks in n. Mitsubishi Fuso also covers the entire spectrum of buses, ing from urban transport buses to luxury travel coaches.

ks Asia's unit sales of 188,700 vehicles were slightly higher in the prior year. Following extraordinarily high demand in 6, sales in Japan and Taiwan decreased in line with market lopments in the year under review. This decline was more offset by growth in other markets, however. The unit posted ficant sales increases in Indonesia, its most important rt market, the Middle East, and Australia. Mitsubishi Fuso is lear market leader in Indonesia and Taiwan, for example.


FUSO
FU

ubishi Fuso Super Great:
ehicle with the lowest emissions in its class in Japan.

In April we presented the improved Mitsubishi Fuso Super Great heavy-duty truck in Japan. Its pollution levels are the lowest in its class in Japan, allowing it to meet the new and even more stringent Japanese emission limits. This vehicle boasts a new interior design and a driver assistance system as standard equipment for improved traffic safety.

Mitsubishi Fuso presented its Canter Eco-D concept truck at the Tokyo Motor Show in October 2007. Besides its low levels of emissions, the Canter Eco-D combines many innovative approaches to design, safety, and functionality, and once again demonstrates Mitsubishi Fuso's hybrid expertise.

In the year under review, we reorganized the Mitsubishi Fuso dealership network in an effort to provide our customers with even more extensive services around the clock. To improve service quality, rapidity, and efficiency, we launched a new sales and service organization in Japan in August. In addition, business hours were extended to include nights and weekends, and additional vehicles were provided for roadside services.

Continuation of our successful Global Excellence program. The positive impact of the Global Excellence program launched in 2005 became apparent during the year under review. This program, which comprises four strategic initiatives, has been designed to help us achieve excellent processes, growth and higher profitability that measures up to that of our best competitors in each region.

Thanks to the implementation of a wide range of measures, in the year under review we became less susceptible to the fluctuations of demand that characterize the commercial vehicle market. As a consequence, we were able to improve on the very good earnings achieved in the prior year, despite market downturns in the United States, Canada, and Japan.

Our modular strategy reached an important milestone in 2007 with the presentation of the Heavy Duty Engine Platform for the North American market. This new engine family, which is the result of cross-brand development activities in Germany, Japan, and the United States, will be installed in our brands' future models.



Robust and strong, but economical nonetheless – that's the Mercedes-Benz Axor with environmentally friendly BLUETEC diesel technology.

The platform's high proportion of shared components and its utilization of standardized modules will enable us to achieve significant economies of scale. We aim to replace the eight engine families we currently manufacture with just three engine families for all brands. Because of the long development times for commercial vehicles, new engine launches generally coincide with model changeovers, which is why this new heavy-duty engine - in the form of the DD15 - will initially be installed in the new Freightliner Cascadia truck in the second quarter of 2008.

"Shaping Future Transportation" initiative for further reductions in fuel consumption and exhaust gas emissions. In the year under review, Daimler Trucks made further progress in its efforts to achieve reductions in fuel consumption and exhaust gas emissions. In November 2007, as part of the "Shaping Future Transportation" initiative, the division presented vehicles that are equipped with alternative drive systems and operate with alternative fuels. The brands involved are Mercedes-Benz, Freightliner, Mitsubishi Fuso, and Thomas Built Buses. Daimler is the global market leader for commercial vehicles with hybrid drive (see "What will be moving us tomorrow?" on page 96).

Daimler Trucks unit sales in 2007 [1]

	1,000 units	07/06 %
Total	468	-9
Western Europe	88	+2
thereof Germany	41	+6
United Kingdom	7	-8
France	11	+3
Italy	5	+1
NAFTA	114	-39
thereof United States	95	-42
Latin America (excluding Mexico)	53	+33
thereof Brazil	28	+28
Asia	143	-1
thereof Japan	54	-24

1 Group sales (including leased vehicles)

imler Financial Services. Growth in contract volume. Realignment business in North America following separation from Chrysler ıancial. Success in terms of dealer and customer satisfaction. rnings below prior-year level at €630 million.

	2007	2006	07/06
nts in millions of €			% change
	630	807	-22
ue	**8,711**	8,106	+7
usiness	**27,611**	27,754	-1
act volume	**59,143**	57,030	+4
ment in property, and equipment	**29**	17	+71
yees (Dec. 31)	**6,743**	6,813	-1

structure for Daimler Financial Services. The development of Daimler Financial Services was generally stable in 2007. inancial year was affected by the separation of the operations of Chrysler's financial services business in North America, h had become necessary due to the transfer of a majority est in Chrysler. Worldwide contract volume increased by 4% 59.1 billion; adjusted for exchange-rate effects, the increase 9%. At the end of the year 2007, the division's portfolio comd 2.3 million leased and financed vehicles. New business 27.6 billion was at the high level of the prior year; adjusted xchange-rate effects, new business grew by 3%. EBIT of) million was below the level of the prior year (see page 46).

nded product range. Daimler Financial Services fulfilled its omers' requirements for package solutions with a number w products in various markets in 2007. In addition to leasing financing, these mobility packages' monthly installments include insurance, maintenance and other vehicle services. ril 2007, we launched "Fuso Maintenance Lease" in Japan, oduct package consisting of leasing and maintenance services Aitsubishi Fuso truck customers. In Germany, Daimlersler Bank, which changed its name to Mercedes-Benz Bank nuary 2008, combined leasing, maintenance and tire ices into one monthly installment in its "Fleet Plus" product, h is particularly attractive to operators of small and ium-sized fleets. In France and Australia, we offer the "Easy " and "if" product packages with the components of car icing and insurance for private customers. In France, maintee is also included in the package. In the United States, xpanded our full-service leasing product "CompleteLease" to r additional Sterling dealerships.

In the year 2007, Daimler Financial Services took a large step towards its goal of becoming the captive financial services provider with the highest levels of dealer and customer satisfaction in the world. We have already achieved a leading position in many markets. In August 2007, Mercedes-Benz Financial attained first place in the categories of dealer floor planning and prime retail credit in the annual survey of US auto dealers carried out by market-research institute J.D. Power and Associates. We were also in the top position in terms of overall satisfaction. In the satisfaction survey of US truck dealers, Daimler Truck Financial achieved the best rating of all captive financial services providers. And in the United Kingdom, Daimler Financial Services took first place in the Sewells survey of dealers' satisfaction with their financial services providers. Daimler Financial Services was also awarded in independent studies of customer and dealer satisfaction in Austria, Brazil and Germany.

Positive development of business in the region Europe, Africa & Asia/Pacific. Business development was very positive in the region Europe, Africa & Asia/Pacific in the year 2007. Contract volume increased by 6% to €34.5 billion, while new business of €17.9 billion was 3% above the prior-year level.

In Europe, we consistently expanded our product range in 2007. Since November, we have been active in the rapidly growing car and credit market in Russia with our own autobank: "Mercedes-Benz Bank Rus" offers auto credit in Russia for retail and commercial customers. Already in January 2007, we established an autobank in Greece and in this context added financing contracts to the range of financial services we offer in that country. The company operates as a subsidiary of the Polish Mercedes-Benz Bank and is mainly focused on the business with retail customers.

With its "Roadmap Europe" strategy, Daimler Financial Services is pursuing its three core goals of profitable growth, professional risk management and improved efficiency. This pan-European program aims to achieve enhanced customer and dealer satisfaction, extended cooperation with the automotive divisions, and the optimization and harmonization of internal processes and systems. For example, in the markets of Western Europe, the process of credit decision making is being harmonized and more thoroughly automated. A new centralized scoring system is already in successful use in Germany, Austria, Spain and the United Kingdom. In the year 2008, additional European subsidiaries will introduce this system.



Financial mobility: when financing, insurance and maintenance are combined into one payment, the customer knows exactly what the car of his choice will cost each month.

In Germany, the Mercedes-Benz Bank developed very positively in 2007. At €16.5 billion, contract volume was 3% higher than at the end of the previous year. The volume of customer deposits increased significantly by 32% to €4.1 billion.

The dynamic growth of the markets of the Africa & Asia/Pacific region continued during the year under review. Contract volume rose by 11% to €5.9 billion, with particularly strong increases in Australia and Japan. Japan, Australia and South Africa were the biggest markets in the region once again in 2007. In China, we expanded our presence and increased our contract volume.

Increased volume of business in North and South America. In the Americas region (North and South America), contract volume increased by 1% to €24.6 billion. Adjusted for exchange-rate effects, the portfolio grew by 10%. Adjusted for exchange-rate effects new business of €9.7 billion was at the prior year level. Portfolio growth was particularly dynamic in Latin America, especially in Brazil and Mexico.

Following the separation from the operations of Chrysler's financial services business in North America, Daimler Financial Services was realigned in the NAFTA region. Prior to the de-merger, DaimlerChrysler Financial Services Americas LLC was a highly integrated multi-brand operation with shared services, joint processes and systems under one roof. As part of the transfer of interest in Chrysler, the existing DaimlerChrysler Financial Services Americas LLC entity was included in the transaction with Cerberus. Mercedes-Benz Financial and Daimler Truck Financial assets were separated and transferred to a newly established entity. The new entity acquired all necessary licenses, hired employees and established standalone payroll and benefit systems. The staff is moving to new office facilities in the United States, Canada and Mexico. Following the successful legal and operational separation, IT systems are now being separated. Despite these changes, we were able to maintain our high level of services for customers and dealers. Outside the NAFTA region, Daimler Financial Services continues to be the exclusive provider of financial services for vehicles of the Chrysler, Jeep® and Dodge brand also after the transfer of a majority interest in Chrysler.

Expansion of product range at Insurance Services. The Insurance Services unit expanded its international insurance business during 2007. Insurance was added to our companies' product portfolios in Croatia and Greece, and we expanded the range of insurance policies offered in Russia and South Korea. A new product for payment protection insurance was introduced in Hungary. At the end of the year, Daimler Financial Services sold more than half million auto-insurance policies worldwide.

Fleet management: focus on medium-sized and small fleets. Daimler Financial Services focused its fleet-management business more closely on small and medium-sized commercial customers during the reporting period. Fleet management was aligned more effectively with vehicle sales at all stages of the sales function. Fleet management was launched in Austria and Portugal in 2007. With a portfolio of 462,700 contracts, Daimler Fleet Management is one of Europe's biggest providers of fleet-management services.

Toll Collect road-charging system continues running smoothly. The toll system for trucks using German highways operated smoothly and free of interruptions in 2007. At the end of the year, a total of 609,000 on-board units were in use for automatic toll collection. Altogether, 27.4 billion truck-kilometers were recorded in 2007. Daimler Financial Services owns a 45% share of the Toll Collect consortium.

ns, Buses, Other. Substantial increase in van unit sales e to market success of all series. Positive business development Bus unit. EBIT significantly higher than prior-year level.

	2007	2006	07/06
nts in millions of €			% change
	1,956	1,327	+47
ue	14,123	13,151	+7
ereof Vans	9,341	8,277	+13
ereof Buses	4,350	4,042	+8
ment in property, and equipment	241	378	-36
rch and development diture	368	421	-13
which capitalized	2	8	-75
ction Vans	289,649	252,767	+15
ction Buses	38,188	37,111	+3
ales Vans	289,073	256,895	+13
ales Buses	39,049	36,192	+8
oyees (Dec. 31)	39,968	37,679	+6

impacted by special income. The Vans, Buses, Other seg- t primarily comprises the Mercedes-Benz Vans and Daimler s units, our 19.9% equity interest in Chrysler Holding LLC, holding in the European Aeronautic Defence and Space Com- (EADS), which was 24.9% at year-end, and our real-estate ities. Our interest in Chrysler Holding LLC is included in the , Buses, Other segment effective August 4, 2007 (but with ee-month delay) using the equity method of accounting, which lso use for our holding in EADS.

nue for the Vans, Buses, Other segment rose by 7% to €14.1 n in 2007, largely as a result of stronger demand for vans buses. EBIT increased significantly, from €1,327 million in 6 to €1,956 million in the year under review (see page 46).

cedes-Benz Vans

oing high demand. Mercedes-Benz Vans set a new record elling 289,100 vehicles worldwide in 2007 (2006: 256,900). tinued high demand for the Sprinter led the Ludwigsfelde and seldorf plants to operate at the limits of their capacity by g extra shifts during the year under review. Worldwide unit s of the Sprinter van totaled 184,300 vehicles (2006: 200). In Western Europe, the Vans unit benefited from very ng market growth, strong demand and full utilization of luction capacity following the Sprinter model changeover in 2006. In the segment of midsized and large vans, we increased our market share from 16.0% to 16.4%, thereby further extending our leading position in the region.

Unit sales of Vito and Viano vans also developed positively in 2007, totaling 99,300 vehicles; this represents another record and is an increase of 6% compared with the prior year (94,100). With a substantial increase in unit sales of 18%, the Viano in particular succeeded in further consolidating its market position. Vario unit sales totaled 5,300 vehicles in the year under review, which was well above the 4,700 units sold in the prior year.

Awards for reliability and quality. The numerous awards we received for our vans in 2007 confirm the broad-based acceptance of our product portfolio. For example, the Sprinter was named best commercial vehicle in the "Vans up to 3.5 tons GVW" segment, and both the Vito and the Sprinter were selected as "KEP Vans of the Year 2007" in Germany. The latter award is presented in recognition of exemplary reliability, quality, and customer utility.

Progress in China. During the year under review, Mercedes-Benz Vans prepared its entry into the Chinese market by laying the foundation stone for a van production plant in Fuzhou. The facility will begin producing the Vito/Viano series in 2009, and later also the Sprinter.

Daimler Buses

Successful bus operations worldwide. Daimler Buses comprises the bus operations of the Mercedes-Benz, Setra, and Orion brands.

The unit sold 39,000 complete vehicles and chassis worldwide in 2007, thus surpassing the prior year's high figure by 8% and successfully defending its leading position in the category above 8 tons in all core markets. A total of 9,100 units were sold in a stable European market during the year under review (2006: 8,700); our market share grew to 21.5% in Europe (2006: 21.0%) and 26.0% in Western Europe (2006: 25.4%). Unit sales in Latin America rose from 17,100 to 20,100 vehicles. Within a very competitive market environment, we remained the market leader in that region with a share of 47.3% (2006: 48.9%). In the NAFTA region, we sold 6,100 buses and chassis, which was below the number of 6,300 units sold in the prior year due to market developments.


BlueTec Hybrid

Pioneering: the prototype of the Mercedes-Benz Citaro articulated bus with diesel-electric hybrid drive.



The Mercedes-Benz Sprinter: a professional partner in all variants.

Leader in alternative drive systems. In November 2007, Daimler Buses unveiled the first prototype of a Mercedes-Benz Citaro city bus equipped with a diesel-electric hybrid drive system. The unit also delivered some 1,100 and received orders for another 1,500 Orion hybrid buses in North America by the end of 2007, making it the market leader for such buses worldwide. In addition, our fuel-cell powered Mercedes-Benz Citaro city buses demonstrate the pioneering role Daimler Buses plays in the development of forward-looking drive concepts. These vehicles have already impressively proven their suitability for everyday operations in practical tests conducted in ten European cities as well as in Beijing and Perth.

Expansion of bus activities in Asia. In September 2007, Daimler Buses signed a cooperation agreement with Sutlej Motors Ltd. that will pave the way for our entry into the Indian market. In 2008, the two companies will begin manufacturing luxury coaches for the Indian market. These vehicles will be based on Mercedes-Benz bus chassis.

Chrysler

Worldwide, Chrysler LLC retail and fleet sales totalled 2,679,200 vehicles during 2007 (2006: 2,702,100), down 1% primarily due to difficult market conditions in the United States, where 3% fewer vehicles were sold in 2007. However, Chrysler increased retail and fleet sales by 15% in non-NAFTA markets.

In the last quarter of 2007, the Chrysler management team announced further cost cutting, capacity adjustments and workforce reductions in response to a softer economic climate and continually increasing competitive pressures.

EADS

Key program charges negatively impact the performance. Although Airbus' single aisle programs, Eurocopter, EADS Defence & Security and EADS Astrium all made positive contributions to business development, the year under review was heavily burdened by the A380, the A350 XWB, the A400M and the NH90 programs and the Power8 program. Compared to the previous year, performance was also weighted down by the US Dollar weakness. EADS will publish its full-year 2007 results on March 11, 2008.

First Airbus A380 delivered. The new Airbus flagship entered into service with Singapore Airlines on October 25, 2007. Airbus ramped up aircraft deliveries to 453 units (2006: 434). Eurocopter raised its helicopter output to 488 units (2006: 381).

Record level of new orders. The continued high demand in the civil aviation led to a record of 1,341 orders being placed with Airbus (2006: 790). As a result, Airbus had an order backlog of 3,421 civil aircraft at year-end (2006: 2,533). Eurocopter orders surged to 802 helicopters (2006: 615).

e take a holistic approach to the issue of sustainability. ir business operations are therefore inseparable from r social and ecological responsibility: We can only nvince our customers with the lasting excellence of our oducts when we combine economic success with cial concerns and effective environmental protection. our actions are always based on the principle of stainability – no matter where in the world Daimler searches, develops, purchases, produces or sells.

Sustainability

96 - 99
What Will Be Moving Us Tomorrow?

- The success story of the automobile continues
- What will be moving us tomorrow?
- 19 new models on the "Road to the Future"
- Focusing on the future of commercial vehicles: "Shaping Future Transportation"

100 - 101
Research and Development

- €4.1 billion spent on research and development
- Innovations set standards in the automotive industry
- Research focuses on sustainable mobility, the vision of accident-free driving, and personalization
- Small series of fuel-cell vehicles in 2010

102 - 103
Environment

- €1.8 billion spent on environmental protection
- Environmental protection at Daimler involves entire value-creation process
- Nearly complete certification to international environmental standards
- New environmentally friendly products to set fuel-efficiency standards in each vehicle segment
- Great success also with recycling

104 - 105
Human Resources

- Stable overall workforce numbers
- International CAReer program secures retention of high-potentials
- Childcare centers established near business locations
- Implementation of new management model as planned
- Approximately 9,300 apprenticeships worldwide

106 - 107
Social Responsibility

- Our commitment to social causes worldwide helps boost public acceptance of the Group's business operations
- Core areas of expertise are used to benefit society
- Intensified dialogue with government, business and society

Further information on the issue of sustainability can be found in "360 DEGREES SUSTAINABILITY 2007 MAGAZINE" and "360 DEGREES SUSTAINABILITY 2007 FACTS", which can be ordered or downloaded at: **www.daimler.com/sustainability**.

hat Will Be Moving Us Tomorrow? This basic question has guided through the development of every vehicle, pointing the way towards e mobility of the future.



he "Road to the Future" Mercedes-Benz shows a unique variety of new, particularly economical and clean models with intelligently combined drive technologies.

oad to the Future

7			2008		2009
s in London: **mart fortwo ed** tric drive)	Cleanest and most efficient diesel technology: the **E 300 BLUETEC**	More power, lower fuel consumption: the **C 220 CDI T**	All-round optimization: the **Fuel Efficiency Models**	Clean diesel SUVs: **R-, ML-, GL-Class** with **BLUETEC**	New generation of four-cylinder diesel engines: the **C 250 BLUETEC**
car with start-stop tion: **mart fortwo mhd** ro hybrid drive)	Second-generation gasoline direct injection: the **E 350 CGI**		Clean natural-gas drive: the **B 170 NGT**		The world's most economical gasoline hybrid SUV in its class: the **ML 450 HYBRID**

The success story of the automobile continues. Individual mobility is a key element of today's society. It is after all, both a basic human need and a key precondition for economic development, especially in an age of globalization and flexible styles of working. The number of automobiles on the roads continues to grow. In fact, experts believe there will be three times as many as today by 2050. This development is a reflection of social transformation and increasing prosperity, as evidenced by the fact that the greatest growth in passenger cars is now being registered in emerging markets and developing countries like China and India.

However, the trend toward individual mobility also presents numerous challenges in terms of energy supply, natural resource conservation, and quality of life. So how should we, as an automobile manufacturer, address these challenges? How can we help societies achieve a responsible balance between people's increasing mobility requirements and the goal of sustainable development for humanity and the environment?



2009	2010		After 2010	
A new emphasis in the luxury segment: the **S 400 HYBRID**	Small series of fuel-cell vehicles: the **B-Class F-Cell**	Superior performance and fuel economy: the **S 300 BLUETEC HYBRID**	Maximum output, minimal consumption: the **C 300 BLUETEC HYBRID**	Outstanding power and fuel economy: the **S 400 BLUETEC HYBRID**
	The new fuel-efficient and environmentally friendly business class: the **E 300 BLUETEC HYBRID**			

at will be moving us tomorrow?" For many years now, ave been looking for ways to utilize our technological expertise nsure that individual mobility remains sustainable. At the e time, have also remained committed to fulfilling the person- pectations and needs of our customers with regard to vehicles. In view of the challenges we will face in the 21st ury, the question for us today is: What will be moving us orrow? Our answer is: A system of sustainable mobility based nnovative technological concepts. Our goal as a vehicle ufacturer is to consistently proceed along the path towards ainable mobility, while also offering our customers attrac- overall mobility packages tailored to their individual needs. strategy is laid out in our "Roadmap to Sustainable Mobility" page 100), which consists of the following three-stage oach for conserving resources and minimizing pollutant ssions along the entire value chain:
onsistent further development and optimization of our nal combustion engines, including the consideration of all id options.
esearch, development, and provision of high-quality ventional and alternative fuels.
ropulsion with emission-free fuel cells and electric drive ems.
nal combustion engines will thus continue to play a major in our mobility for many years to come, but we will also offer ncreasing number of alternative drive systems. We believe cells offer the greatest potential – and in order to better pre- for their mass production and to consolidate our expertise, established the Automotive Fuel Cell Cooperation in 2007 page 39).

"Road to the Future" program for passenger cars and our aping Future Transportation" initiative for commercial cles illustrate how our sustainability strategy is channeled actual products.

new models on the "Road to the Future." We presented our ad to the Future" program at the 2007 IAA International or Show in Frankfurt in the form of 19 extremely economical clean new passenger car models.

These vehicles cover the entire range of our modular drive technologies, which in turn represent key milestones on the path to sustainable mobility. Such innovative drive systems include BLUETEC diesel exhaust gas treatment, which we introduced in Europe in the Mercedes-Benz E 300 BLUETEC at the end of 2007. This system has already been on the market in the United States since 2006. In fact, the E 320 BLUETEC was named "World Green Car of the Year 2007" in the US. BLUETEC effectively reduces emissions (especially nitrogen oxides) in diesel vehicles, thereby making the diesel engine one of the cleanest and most economical drive systems in the world.

Other technological innovations from Daimler include our state-of-the-art CGI gasoline direct-injection engine, which is used in the CLS 350 CGI and recently became available in the E 350 CGI. The future of the gasoline engine is also on display in our DIESOTTO engine, which combines the best features of diesel and gasoline engines. Our new F 700 research vehicle, which we presented at the IAA, is equipped with this extremely clean and fuel-efficient drive system as well as an additional hybrid module. With fuel consumption of only 5.3 liters per 100 kilometers and CO_2 emissions of just 127 grams per kilometer, the F 700 shows the direction luxury sedans might be taking in the future.

The models in our "Road to the Future" program include seven hybrids from five different model series; some of these vehicles combine their hybrid drive with BLUETEC diesel exhaust treatment. The specific advantages diesel engines offer in terms of torque and fuel economy make BLUETEC hybrids much more efficient than any gasoline hybrid built to date. This is clearly demonstrated by the S 300 BLUETEC HYBRID, which, when launched in 2010, will use only 5.4 liters of diesel per 100 kilometers, despite offering superior performance.

Another upcoming roadmap highlight will be the B-Class F-Cell, which will be launched in 2010 as the world's first production-series fuel-cell car. This car will be equipped with a new generation of zero-emission fuel-cell drive, which will be significantly more compact and powerful and perfectly suited for everyday use.

naping Future Transportation

3	2004	2006		2007	
ble in customer tri- small series of the **cedes-Benz Citaro** fuel-cell drive	Exceptionally clean with BLUETEC: the **Mercedes-Benz Actros 1846**	Parallel hybrid for urban applications: the **Freightliner Custom Chassis HYBRID**	First hybrid production truck: the **Mitsubishi Fuso Canter Eco HYBRID**	Clean diesel technology in the fast lane: 100,000 **BLUETEC trucks** on the road	Equipped with a diesel engine and compact hybrid drive: the **Mitsubishi Fuso Aero Star Eco HYBRID**


Mercedes-Benz

"Shaping Future Transportation" – Daimler presents its offensive for lower fuel consumption and emissions by commercial vehicles.

Focusing on the future of commercial vehicles: "Shaping Future Transportation." We are also continuing our efforts to reduce the fuel consumption and exhaust gas emissions of our commercial vehicles. As the world's leading manufacturer of commercial vehicles, Daimler's broad-based commitment to these goals is underscored by the "Shaping Future Transportation" initiative, which was launched in November 2007 with the presentation of 16 trucks and buses from the Mercedes-Benz, Freightliner, Mitsubishi Fuso, Orion, and Thomas Built Buses brands. Hybrid technology plays a key role in this environmentally friendly fleet, as our experience shows that such technology can reduce diesel fuel consumption by as much as one third. Daimler is the global leader for hybrid commercial vehicles, having delivered some 1,100 Orion hybrid buses and received orders for another 1,500 vehicles of that type by the end of 2007. In addition more than 100 Freightliner trucks and 200 buses and light trucks from Fuso with hybrid drive have been delivered to customers. Within the next three years, Freightliner will put more than 1,500 medium-duty trucks with hybrid technology on the road.

When natural gas-powered Mercedes-Benz trucks and buses in Europe are added to the total, Daimler has delivered well over 3,000 commercial vehicles equipped with alternative drive systems to customers who use them in everyday operations.

In addition, we have been using BLUETEC in our commercial vehicles since 2005. In fact, more than 100,000 of these clean trucks are on the road today. In 2008, the first Mercedes-Benz Atego BLUETEC HYBRID delivery trucks will be delivered to customers in Germany, France, and the Czech Republic. At the same time, customers in the United Kingdom will conduct a pilot project with ten Mitsubishi Fuso Canter Eco HYBRID vehicles. And Daimler will present the Mercedes-Benz BLUETEC HYBRID Bus this year. This three-axle articulated bus from the Citaro family is based on a new concept that marks the technological transition to zero-emission vehicles.

2007	2008	2009			
The world's leading supplier of hybrid buses: 1,500 Orion hybrid buses already sold in North America	Being tested by customers: the **Mercedes-Benz Atego BLUETEC HYBRID 7.5-ton truck** boasting fuel savings of up to 20%	The **Freightliner M2 HYBRID**: a quiet hybrid truck nearly free of pollutant emissions	30% lower fuel consumption: the small series of the **Mercedes-Benz Citaro G BLUETEC HYBRID**	Powerful and economical: the **Mercedes-Benz Atego BLUETEC HYBRID 12-ton truck**	Economical and eco-friendly: the **Thomas Built Buses HYBRID C2 school bus**

search and Development. €4.1 billion spent on research and velopment. Innovations set standards in the automotive industry. search focuses on sustainable mobility, the vision of accident-free iving, and personalization. Small series of fuel-cell vehicles in 2010.

en by tradition. The founders of our company, Gottlieb nler and Carl Benz, ushered in the age of the automobile with pioneering inventions. Since that time, our innovations have atedly set new standards in the global automotive industry, they will continue to do so in the future. The engine of that ress is the research we conduct - research that anticipates rends and customer desires and demands that will shape uture of mobility.

research and development units play a key role at the Group ey strive to find answers to the question "What Will Be Mov- Js Tomorrow?" Daimler spent €4.1 billion on research and lopment in 2007 (2006: €3.7 billion); more than 18,000 men women were employed at Group Research and in the devel- ent departments of Mercedes-Benz Cars, Daimler Trucks, cedes-Benz Vans, and Daimler Buses at the end of last year)6: 18,300).

ave defined three main areas for our research and develop- t activities: personalization, the vision of accident-free ng, and sustainable mobility. The interaction between these s will enable us to provide effective solutions for future ility that are at once customized, safe, and sustainable.

sonalization. Every customer should be able to obtain an mal product from Daimler that is specially tailored to his or mobility needs, range of applications, and equipment and fort requirements. For example, our customers are able to ose from a variety of drive systems, body variants, and ipment features.

vision of accident-free driving. Safety has been a top pri- y at Daimler from the very beginning, which is why our efforts nhance both active and passive safety go beyond the legal uirements and also take account of findings from investigations eal accidents. Two Mercedes-Benz standard features are d examples: the Brake Assist System (BAS) and the Electronic bility Program (ESP). And the PRE-SAFE® braking system lable in the CL- and S-Class takes us another step closer to vision of accident-free driving by independently initiating a ial braking maneuver if an accident is imminent. Depending he situation, this action will either prevent an accident n occurring or will reduce the severity of impact by up to 40%.

A similar system, known as Active Brake Assist, is also offered for commercial vehicles. Experts believe that widespread utilization of all the safety systems available today would halve the number of accidents involving commercial vehicles.

To improve safety during lane changes, we have developed a Blind Spot Assistant that has been available as an option in the S- and CL-Class since 2007. This innovative system works with six close-proximity radar sensors that monitor both sides of the rear of the vehicle. They can thus register any vehicle moving through the blind spot in an adjacent lane. In such a case, the system displays a red warning light in the side mirror. It also sounds an alarm if the driver nevertheless subsequently switches on the turn signal.

Sustainable mobility. Our approach to ensuring socially and environmentally compatible mobility in the future is not limited to individual technologies and vehicles, but instead takes a holistic view of all possible measures related to drive systems, lightweight design, energy management, and alternative fuels (see page 98). Our goal is to offer our customers optimal overall packages at competitive prices. To this end, we are continuing to pursue our three-stage roadmap for sustainable mobility, which consists of the following components:

Continual enhancement of the efficiency of our vehicles and drive systems: In order to achieve substantial energy savings and significant reductions of CO_2 emissions over the short and the long term, we will need to make both vehicles and drive systems as efficient as possible. We aim to make diesel engines as clean as gasoline engines and gasoline engines as efficient as diesels. We have already achieved a lot with our innovative technologies: For example, we reduced the fuel consumption of our passenger car fleet in Germany by 32% between 1990 and 2007. We have also decreased the average pollutant emissions of our gasoline and diesel engines by more than 70% since 1992. Particulate emissions from diesel engines have actually been cut back by 97%. We view hybrid drive systems as a further means of boosting efficiency. Our extremely efficient and clean BLUETEC HYBRID drive points the way in this area. It combines an efficient diesel engine with an effective exhaust-gas treatment system and an electric motor. The result is a significant reduction in fuel consumption and thus emissions. The C 300 BLUETEC HYBRID, for example, will use only 4.6 liters of fuel per 100 kilometers, which in turn will give it the world's lowest CO_2 emissions in its class (only 122 grams per kilometer - see page 96).



Test of the fuel cells' cold-start capabilities in the climate chamber.

More widespread use of improved conventional and alternative fuels: Achieving an optimal environmental balance for the complete drive system will require the utilization of high-quality and alternative fuels, with the latter to be obtained from renewable sources as far as possible. Our efforts in this area therefore focus on natural gas, bioethanol and, above all, the promotion of second-generation biomass-to-liquid (BTL) fuels. As part of this strategy, we acquired a stake in the biofuel manufacturer CHOREN in October 2007. This involvement is designed to accelerate the broad-based market launch of "SunDiesel," a climate friendly, synthetic BTL fuel. We are also working with our partners at ADM and Bayer on manufacturing biodiesel from jatropha plants in India. We have now moved a step closer to the industrial production of this alternative fuel, which can help reduce dependency on expensive petroleum products and can also lower CO_2 emissions in emerging markets such as India.

Zero-emission driving with fuel cells and battery power: Electric vehicles are the best option for achieving zero-emission mobility at least at the local level. Moreover, if electricity is produced from renewable sources, the emission balance can be improved even further. In addition to fuel-cell vehicles, we believe that battery-powered electric vehicles offer zero-emission potential too, especially in urban areas. To this end, we currently have a pilot project running in London in which some 100 smart ed cars with an electric drive system are being tested under everyday conditions by selected customers.

Fuel-cell vehicles carry their own highly efficient electrical power source on board. We now have the world's largest fuel-cell fleet on the road (with vehicles ranging from the A-Class passenger car to the Citaro bus), and the vehicles it encompasses have already clocked up around 4 million kilometers and approximately 190,000 operating hours. The next generation of our fuel-cell drive system, which we will launch on the market in 2010, will be substantially enhanced and will be used to power a small production series of B-Class F-Cell cars. Because they will produce absolutely no emissions in local applications, these B-Class models will be exempt from punitive taxes and congestion charge schemes such as the one in effect in London.

Together with our partners Ford Motor Company and Ballard Power Systems, we also established the Automotive Fuel Cell Cooperation in November 2007. The aim of this joint venture is to more strongly promote the use of fuel cells in automotive applications. With a 50.1% equity interest, Daimler AG is the majority shareholder in the new company, which will focus more strongly on our specific needs with regard to the fuel-cell stacks used in automobiles. Through the Automotive Fuel Cell Cooperation, we aim to further strengthen our leading position in the development of fuel cells and to accelerate our preparations for the large-scale production of fuel-cell cars.

vironment. €1.8 billion spent on environmental protection. Environ-
ental protection at Daimler involves entire value-creation process.
arly complete certification to international environmental standards.
w environmentally friendly products to set fuel-efficiency standards
each vehicle segment. Great success also with recycling.

**fied environmental management at production loca-
.** Daimler is committed to integrated environmental protec-
hat encompasses the entire value-creation process. We
o address the causes of environmental pollution, to take into
ideration the environmental impact of our manufacturing
esses and products at the earliest possible stage, and to
nel the knowledge thus gained into corporate decision
ng. The €1.8 billion we spent on environmental protection in
demonstrates our firm commitment to this issue (2006:
billion).

der to achieve systematic improvements in environmental
ection, Daimler has implemented controlling processes that
acked by certified environmental management systems.
y, more than 95% of all of our employees worldwide work in
already certified in line with the ISO 14001 international
onmental standard. In addition, our German locations have
ved certification in accordance with the European Eco-
agement and Audit Scheme (EMAS). We also regularly review
ffectiveness of our systems by means of external audits,
EMAS-certified locations undergo annual examinations by
pendent environmental auditors as well. Finally, all of our
ions are subject to internal "ecological site assessments"
help us to maintain our internal environmental standards,
ify risks according to globally uniform criteria, and take mea-
s to eliminate such risks well in advance.

us on resource conservation and emission reduction.
ler regards itself as a pacemaker for eco-compatible innova-
in production and process engineering. Our main fields of
ronmental activity in this area are climate protection, the
ction of air pollution and the conservation of resources.

the help of environmentally friendly production processes,
ave succeeded in recent years in continually reducing CO_2
sions, production-related solvent emissions and noise pollu-
at our plants. Despite the additional inclusion of eight
ubishi FUSO plants, energy consumption increased between
1 and 2006 by only 0.6% to 19.2 million megawatt hours.
ng the same period, CO_2 emissions decreased by 0.7% to
oximately 7.25 million tons as a result of using less carbon-
nsive energy sources. Utilization of techniques that conserve
urces, including closed-cycle systems, enabled us to reduce
r consumption by 8.7% between 2001 and 2006.

In the field of waste management, Daimler believes that prevention and recycling are better than disposal. We therefore utilize innovative technical procedures and employ an ecologically compatible production planning system, both of which have led to a continual reduction in the amount of waste we produce. Between 2001 and 2006, for example, the total amount of production-related waste at our plants was reduced by 37% to 2.2 million tons. We assume that such developments continued in the year under review, and will provide the exact figures in our next Sustainability Report, which will be published in mid-2008.

Every employee is an environmental officer. To help the Group's workforce to internalize the principle of environmental protection and to motivate as many of our employees as possible to actively participate in related efforts, the Daimler Board of Management annually presents its Group-wide Environmental Leadership Award (ELA). This award not only honors pioneering environmental projects, it also helps spread knowledge about exemplary technologies and concepts and encourages other staff members around the world to launch their own projects.

One of the projects selected for the 2007 ELA offers a good example of how the strategy behind the program is succeeding. A project team from our Untertürkheim plant provided information to colleagues and supervisors on environmental issues with the aim of improving energy efficiency at the plant. As a result of the team's efforts, a total of 36 million kilowatt hours of electricity and 67 million kilowatt hours of heat energy have been saved since the project was launched in 2006, while CO_2 emissions have been reduced by 40,000 tons. Other plants have implemented similar programs for increasing energy efficiency and reducing CO_2 emissions.

Product-related environmental protection. We face special challenges as a premium manufacturer. For example, it is very difficult for us to compete or compare ourselves in terms of fuel consumption with other automakers that primarily sell small and medium-sized vehicles. Our customers require comfortable premium vehicles that ensure the highest levels of safety while meeting the most demanding environmental standards. In this situation, our goal must be to achieve best-in-class status. At the 2007 Frankfurt Motor Show (IAA), for example, we presented new environmentally friendly vehicles that serve as fuel-economy benchmarks in their respective vehicle segments. This presentation was conducted under the motto "Road to the Future" (see page 96). The fact that the market honors such efforts is demonstrated by the success achieved by the E 320 BLUETEC in the United States. The model was launched in October 2006; in 2007, it already accounted for 11% of total E-Class sales in the 45 US states where we sell diesel passenger cars.

In November 2007, we started our "Shaping Future Transportation" initiative by presenting products and initiatives from all of our truck brands involving the issue of alternative drive systems and fuels. Since we introduced our BLUETEC technology as standard equipment in commercial vehicles three years ago, over 100,000 Mercedes-Benz BLUETEC trucks have been sold worldwide. And with more than 1,100 Orion hybrid buses delivered and another 1,500 vehicles of that type ordered by the end of 2007, Daimler is the world's market leader for hybrid buses.

Our environmental pledge applies to the entire vehicle lifecycle. Daimler always takes a holistic view of its products' lifecycles. After all, it is not just fuel consumption and emissions that have a decisive ecological impact, but also the environmental effects and consumption of resources during the entire vehicle cycle from production and utilization to disposal and recycling. As a result, environmental targets are defined early in our development specifications, and our model-series managers and design-for-environment experts are responsible for ensuring that these standards are maintained throughout the entire development process. All of the relevant factors - from the use of suitable (and preferably renewable) materials to maintenance, service, and vehicle reclaiming and recycling activities - are coordinated to ensure optimal environmental balance.

Our success in this field is confirmed by the Environmental Protection Certificates Daimler received from the TÜV Management Service GmbH auditing agency in Munich for the S-Class in 2005 and for the new C-Class in 2007. That makes us the world's only automaker whose environmentally focused product development process has been certified according to the internationally recognized ISO 14062 standard.

Daimler is also active in reclaiming old vehicles. In March 2007, we became the first automobile manufacturer in the world to receive the "Reusability and Recyclability" certificate from Germany's Federal Motor Transport Authority, which is a prerequisite for 2005/64/EC type approval from the European Union. As a result, the C-Class now meets the recycling targets for 2015 laid down by the EU's End-of-Life Vehicle Directive, and the model has already achieved a total reusability rate of 95% as defined by ISO 22628.

As part of its MeRSy recycling management system, Daimler voluntarily took back 35,000 tons of old parts and materials from participating service outlets free of charge in 2007. A total of 1,600 European service outlets currently participate in MeRSy. Daimler has also developed a procedure for separating joined plastic components and reutilizing the constituent parts to the greatest extent possible in a manner that ensures continued high quality.



Mercedes-Benz C-Class station wagon with environmental certification: 39 components have been approved for recycled plastics, 32 components are made of renewable raw materials.

ıman Resources. Stable overall workforce numbers. International \Reer program secures retention of high-potentials. Childcare nters established near business locations. Implementation of new anagement model as planned. Approximately 9,300 apprentice-ips worldwide.

	2007	2006	07/06
oyees (Dec. 31)			% change
er Group	**272,382**	274,024	-1
edes-Benz Cars	**97,526**	99,343	-2
er Trucks	**80,067**	83,237	-4
er Financial Services	**6,743**	6,813	-1
Buses, Other	**39,968**	37,679	+6
Organization	**48,078**	46,952	+2

le overall workforce numbers. As of December 31, 2007, ıler had 272,382 employees worldwide (2006: 274,024), hom 166,679 worked in Germany (2006: 166,592) and 24,053 e United States (2006: 27,629). The number of apprentices 9,300 (2006: 9,352).

26 people were employed at Mercedes-Benz Cars at the end st year (2006: 99,343). The development of staffing levels ed within the Daimler Trucks division. Whereas headcounts ırope and Brazil increased sharply as a result of strong de-d, we had to reduce employment levels in North America to the market downturn. At the end of 2007, Daimler Trucks loyed 80,067 persons (2006: 83,237). At the Daimler ncial Services division, the number of 6,743 employees was ower than a year earlier (2006: 6,813). We significantly eased the headcount at Mercedes-Benz Vans, especially at Dusseldorf plant, due to strong demand for the new nter model. The number of persons employed at Daimler es also increased.

oal human resources strategy safeguards competitive-s. Our global human resources strategy is a functional tegy whose goals are defined within the Daimler target system page 36). These goals are geared toward realigning the ıp's organizational structure and improving competitiveness. human resources strategy is based on five pillars: profit-ty, competitive workforce, future-oriented leadership, high activeness as an employer, and professional organization.

A highly motivated and high-performing workforce is essential for profitable growth at Daimler. In order to promote the performance and competitiveness of our employees at an early stage of their development, strategic human resources controlling activities in 2007 focused on a systematic, Group-wide analysis of future requirements with regard to personnel capacity and expertise. Appropriate actions for the future were then prepared.

Focus on corporate values in executive development. Daimler is committed to excellence. In order to achieve this goal, we have based our corporate culture on the values of Passion, Respect, Integrity and Discipline. These provide orientation and form the foundation for every employee's actions. During the year under review, these values were incorporated into our instruments for employee and executive development as well.

At Daimler, executive development uses comparable standards worldwide and is based on our multi-stage Leadership Evaluation And Development (LEAD) process. During this annual process, we assess and further develop our managers in accordance with a globally valid requirements profile. The transparency created in this way enables us to recruit most of our top executives from within the Group, supplemented by a small number of targeted external recruitments.

Performance-based remuneration. On January 1, 2007, Daimler introduced the uniform collective framework agreement for hourly and salaried employees in Germany (ERA). As a result, some 125,000 employees at headquarters and plants in Germany are now subject to a standardized remuneration system. The new system, which consists of components from the collective bargaining agreement as well as supplemental payments, is meant to ensure that Daimler remains an attractive employer. The bargaining agreement's performance-based component of remuneration rewards outstanding performance to a greater extent than before, while facilitating greater variability and differentiation in performance. In this context, we will be further developing our leadership processes in 2008, and will also introduce a new performance assessment procedure for non-exempt employees. Known as NAVI, this technique will focus more strongly on dialogue between managers and staff, and will also incorporate new criteria for assessing performance. Our managers received extensive training in the system in 2007 in order to ensure uniform implementation throughout the Group.



The first steps in working life: apprentices at Daimler.

Implementation of new management model proceeding as planned. During the year under review, we implemented as planned the new management model that was presented in January 2006. The associated workforce adjustments in administrative departments at Daimler are also proceeding on schedule.

Integrated approach to health management. Occupational safety and a healthy workforce are an important focus of corporate responsibility at Daimler. As part of the new management model, we have consolidated all health management activities in a new Health and Safety unit. The restructured processes for occupational safety and healthcare promote better health among the workforce, thus improving employee performance. The Group's strong commitment to this issue, which is widely recognized also outside the industry, is thus a key pillar of strategic human resources managements in a situation of an ageing workforce.

Childcare centers underscore diversity strategy. At Daimler, we seek to make it easier for parents to return to work before their parental leave expires. We also strive to boost the proportion of women in the workforce as a whole, as well as in managerial positions. To this end, we will make daycare available for an additional 350 children under the age of three years at centers throughout Germany by the end of 2009. The centers will be situated near Daimler locations and will employ a newly developed educational concept. The program began in the fall of 2007 with the opening of "sternchen" daycare centers in Stuttgart-Untertürkheim, Bremen, Sindelfingen and Wörth. Other sites will follow by the end of 2009 as we proceed with the implementation of this important component of our diversity strategy.

Training programs ensure long-term competitiveness. In an effort to improve job prospects for young people and to safeguard our long-term competitiveness, we employed 7,945 apprentices in Germany at year-end 2007 (2006: 7,896), and 9,300 worldwide (2006: 9,352). Following consultation with the Works Council, in 2007 we once again offered more apprenticeships at our production plants and at Daimler headquarters in Germany than were actually required to meet our needs. As a result, we concluded approximately 2,600 new apprentice contracts in the year under review.

Securing and promoting young talent. In 2007, Daimler further improved its talent management system and effectively intensified activities at universities in order to facilitate the identification, recruitment, development and deployment of skilled young professionals and entry-level employees. Our cross-functional, Group-wide "CAReer" training program, which was launched in 2007, is a an important element of this strategy. More than 300 trainees are being prepared for a career at the Group by sending them on several project assignments at various departments and divisions both in Germany and abroad for a period of 12 to 15 months. In 2008, we plan to recruit 500 trainees from around the world – around 35% of whom will be women. Entry-level opportunities for school-leavers, students, graduates and "early professionals" were expanded. We also intensified direct communication activities in the form of job fairs and other events in order to attract a greater number of talented young individuals, in particular graduates in engineering and business administration.

A "thank you" to our workforce. The Board of Management thanks all of the employees at Daimler for their initiative, commitment and achievements that led to the increase in earnings in 2007. This will be reflected in the form of a significantly increased profit-sharing bonus. All eligible employees will receive a voluntary one-time payment of €3,750 (2006: €2,000). We are convinced that our employees' ability, enthusiasm and energy will secure a successful future for our company. We also extend our thanks to the employee representatives for their constructive cooperation in 2007.

cial Responsibility. Our commitment to social causes worldwide lps boost public acceptance of the Group's business operations. re areas of expertise are used to benefit society. Intensified logue with government, business and society.

ler is a good corporate citizen. Daimler is more than just owned vehicle manufacturer that creates fascinating prod- Daimler is also a company that is appreciated on account of ocial commitment. Because we are aware of our responsi- to the larger community, we are socially involved in our busi- locations - and beyond. Our social commitment, which des donations, sponsoring, and the voluntary activities of employees, is based on the principles underlying interna- l initiatives such as the United Nations' "Global Compact." our activities reflecting our social commitment also serve usiness interests and support our efforts to be perceived as d corporate citizen.

ing the future is our goal. In financial year 2007, we sed our social involvement on activities directly related r business operations. The strategic goal of our global net- of Daimler Automotive Academy training centers, which des our training facilities in Afghanistan, Mongolia, Kuwait, Russia, is to offer young people training and qualification rams that give them positive options for the future and thus to stabilize their respective societies. In 2007, we expand- is network by opening new training centers in Hoedspruit th Africa), Blantyre (Malawi), and Beit Sahour (Palestine). intensified efforts in the Middle East are also aimed at promot- ocial stability. For example, the Alexander/Zaimar River e Parks project aims to reduce the pollution of the Alexander Zaimar Rivers caused by industrial wastewater from local ries and oil mills. As Palestinians and Israelis take joint respon- ty for cleaning the rivers, the project is also important for ting trust between the communities in this crisis region. And ly 2007, we joined together with the Wittenberg Center for al Ethics to organize a Middle East Forum in Wittenberg, a known for its connection with Martin Luther. Business gations from Jordan and Israel participated in this forum.

As an automaker, Daimler also assumes responsibility for enhancing traffic safety. MobileKids, a Daimler initiative for children between eight and twelve years of age, is based on the principle of learning through play. In 2007, we reached several million children through our international platforms on the Internet at www.mobilekids.net and on television with the children's series "The Nimbols." Our local activities in Germany, France, Italy, Russia, Singapore, Malaysia, and India have also helped to heighten children's awareness of the potential dangers facing them in road traffic.

In 2007, Daimler continued to employ more people with disabilities than is required by law. In this way, we pursue both our business and our social interests. In addition, we signed contracts worth more than €40 million with workshops for the disabled.

Social involvement through sponsorships and donations. Through our corporate sponsorships and donations, we are active in areas that have a significant impact on society and on our company. In the fields of mobility, technology, and innovation, as well as science, education, training, culture, and intercultural exchange, we support institutions all over the world and initiate projects of our own. One of these is the Mondialogo initiative, which we are running in partnership with UNESCO. Through this initiative, we have been promoting intercultural learning and the exchange of knowledge between high school students and engineering students all over the world since 2003.

We also support the Donors' Association of German Science, the German Academy of Engineering Sciences, the German World Population Foundation, and the "MusikTheater" project at schools in socially disadvantaged neighborhoods in Stuttgart. In the area of cultural sponsoring, we support the German Music Council, the Berlin Philharmonic Orchestra's Academy for Young Musicians and the International Bach Academy.

Commitment to the larger community. In 2007, the Daimler Group and its employees supported various institutions through numerous initiatives at our business locations. We are primarily concerned with assisting children and young people who are disadvantaged, due for example to a disability, and with promoting and educating the younger generation.

For example, in 2007, Daimler Financial Services organized the second "Day of Caring" in Berlin, during which employees and managers renovated a youth center. In addition, Daimler Financial Services supports projects that help teach financial literacy to young people in the United States and Germany. And since 2006, we have been working together with the international aid organization CARE in its Micro-Financing program to offer small loans to women in Peru, Ecuador, Ruanda, Mozambique, Vietnam, and Indonesia. The loans enable these women to build up small businesses to support themselves and their families. We intend to expand this program in the future.

Within the context of the "Moved by Ideas" project, with which the Mercedes-Benz Bank supports voluntary social activities by its employees in Germany, 16 charitable projects were carried out at various locations in 2007. And since January 2008, the employees of Daimler Financial Services in Berlin have been able to apply for support from their company for their ideas for charitable projects.

Daimler also supports international aid projects. In January 2007, we used donations from Daimler employees to rebuild and reopen a school in Sri Lanka that had been destroyed by the tsunami.

In addition, Daimler is creating training programs for deaf children and supporting various institutions for the disabled, such as the village community of Tennental near Deckenpfronn in Germany. In addition to Daimler's financial support for the construction of a woodwork shop, Daimler trainees and retirees provided practical assistance on the spot.

Social responsibility is an element of our principle of sustainability. We aim to preserve an environment in which we can create value for all of our stakeholders. Our social commitment, which is guided by this aim, is recognized in evaluations by independent bodies, such as our renewed inclusion in the Dow Jones Sustainability Index. But we are still not satisfied with what we have achieved so far. We intend to intensify our social involvement even further. We will therefore continue our dialogue with all social groups that are interested in finding constructive solutions. Our partners in this dialogue include schools and universities, experts in regional forums, aid organizations and charities, as well as organizations such as the International Olympic Committee and transatlantic institutions. After all, we want to continue to be perceived as a good neighbor in the communities where we are active, as a committed corporate citizen in society at large, and as a credible partner of governments around the world.



On the Mercedes-Benz Mobile Kids Tour, schoolchildren learn correct behavior in road traffic – in the growth markets of Asia (like here in Singapore) and worldwide.

aimler's Board of Management and Supervisory Board e committed to the principles of good corporate overnance. All of our activities are based on the principles responsible, transparent and sustainable management d supervision. In this way, we aim to fulfill the legitimate emands of our shareholders. On the following pages, the oard of Management and the Supervisory Board explain aimler's internationally oriented system of corporate overnance. Further information can be found on our ebsite at www.daimler.com/corpgov_e.

Corporate Governance

110 – 113
Corporate Governance Report

- General conditions
- Daimler's corporate bodies
- Principles guiding our actions

114 – 115
Compliance

- Compliance principles
- Compliance organization
- Sustained compliance with a systematic approach
- Expansion of compliance services

116 – 121
Remuneration Report

- Principles of Board of Management remuneration
- Board of Management remuneration 2007
- Commitments upon termination of service
- Remuneration of the Supervisory Board

122 – 123
Declaration of Compliance with the German Corporate Governance Code

- Deviations from the Recommendations of the German Corporate Governance Code
- Deviations from the Suggestions of the German Corporate Governance Code

124 – 125
Members of the Supervisory Board

126 – 129
Report of the Supervisory Board

130 – 131
Report of the Audit Committee

›rporate Governance Report

›ral conditions

ıler AG is a stock corporation with its domicile in Germany. egal framework for corporate governance therefore derives German law, in particular the Stock Corporation Act, the etermination Act and legislation concerning capital markets, ell as from the Articles of Incorporation of Daimler AG.

ur shares are also listed on the New York Stock Exchange, re obliged to adhere to the capital-market legislation and listing irements applicable in the United States. A description of lifferences between Daimler's corporate governance principles those applicable to US companies under NYSE corporate rnance listing standards can be seen on our website at /.daimler.com/corpgov_e.

nler's corporate bodies

eholders and the Annual Meeting. The company's shareers exercise their rights and cast their votes in the Annual ting. Each share in Daimler AG entitles its owner to one vote. e are no Daimler shares with multiple voting rights, no pre-ed stock, and no maximum voting rights.

ous important decisions can only be made by the Annual ting. These include the decision on the appropriation of dis-table profits, the ratification of the actions of the members e Board of Management and the Supervisory Board, the elec-of the external auditors and the election of members of the ervisory Board. The Annual Meeting also makes other decisions, ecially on amendments to the Articles of Incorporation, tal measures, and the approval of certain intercompany eements.

The influence of the Annual Meeting on the management of the company is limited by law, however. The Annual Meeting can only make management decisions if it is requested to do so by the Board of Management.

Separation of corporate management and supervision. Daimler AG is obliged by the German Stock Corporation Act to apply a dual management system featuring the strict separation of the two boards responsible for managing and supervising the company (two-tier board). With this system, the company's Board of Management is responsible for the executive functions, while the Supervisory Board monitors the Board of Management. No person may be a member of the two boards at the same time.

Supervisory Board. In accordance with the German Codetermination Act, the Supervisory Board of Daimler AG comprises 20 members. Half of them are elected by the shareholders at the Annual Meeting. The other half comprises members who are elected by the company's employees who work in Germany.

The members representing the shareholders and the members representing the employees are equally obliged by law to act in the company's best interests. According to a decision by the Supervisory Board, more than half of the members of the Supervisory Board representing the shareholders are to be independent in order to ensure that the Board of Management is advised and monitored independently. The Supervisory Board of Daimler AG fulfills this criterion in its present composition.

The Supervisory Board monitors and advises the Board of Management in its management of the company. Its duties also include appointing and recalling members of the Board of Management, as well as deciding on their remuneration, whereby setting the details of the remuneration of the Board of Management's members is delegated to the Presidential Committee. However, the Supervisory Board advises on the structure of the remuneration system as required and reviews the system on a regular basis. It also reviews the individual and consolidated annual financial statements and reports to the Annual Meeting on the results of its review.

The work of the Supervisory Board is coordinated by its chairman. The Supervisory Board has formed four committees: the Presidential Committee, the Nomination Committee, the Audit Committee and the Mediation Committee.

The **Presidential Committee** has particular responsibility for the contractual affairs of the members of the Board of Management and for determining the details of their remuneration. It advises and decides on questions of corporate governance, on which it also makes recommendations to the Supervisory Board. In addition, the Presidential Committee supports and advises the Chairman of the Supervisory Board and his deputy, and prepares the meetings of the Supervisory Board.

The **Nomination Committee**, which was constituted in the reporting period and which is the only Supervisory Board committee comprised solely of members representing the shareholders, makes recommendations to the Supervisory Board concerning persons to be proposed for election as members of the Supervisory Board at the Annual Meeting.

The **Audit Committee** deals with questions of accounting, risk management, compliance and the annual external audit. It discusses the effectiveness of the internal control systems and the risk management system, and regularly receives reports on the work of the Corporate Audit department. In addition, the Audit Committee has established procedures for dealing with complaints about accounting and the internal control systems and receives regular reports about such complaints and how they are dealt with. It also discusses the interim reports and reviews the annual financial statements, individual and consolidated, of Daimler AG. The Audit Committee is informed by the Board of Management about the Group's financial disclosure and discusses this matter. It makes recommendations concerning the selection of external auditors, assesses such auditors' suitability and independence, and, after the external auditors are elected by the Annual Meeting, it commissions them to conduct the annual audit of the individual and consolidated financial statements and to review the interim reports, negotiates an audit fee, and determines the focus of the annual audit. The Audit Committee receives reports from the external auditors on any accounting matters that might be regarded as critical and on any differences of opinion with the Board of Management. In addition, it makes recommendations to the Supervisory Board, concerning for example the appropriation of distributable profits and capital measures. Finally, the Audit Committee approves services provided to Daimler AG or to companies of the Daimler Group by the firm of external auditors or its affiliates that are not directly related to the annual audit.

The Supervisory Board is convinced of the independence of the members of the Audit Committee representing the shareholders. The Chairman of the Audit Committee, Mr. Bernhard Walter, has special expertise and experience in the application of accounting principles and internal control systems. Therefore, the Supervisory Board has appointed Mr. Walter as its Financial Expert.

The **Mediation Committee** is formed solely to perform the functions laid down in Section 31, Subsection 3 of the German Codetermination Act. Accordingly, it has the task of making proposals for the appointment of members of the Board of Management if a previous proposal did not obtain the legally prescribed majority of votes.

Board of Management. As of December 31, 2007, the Board of Management of Daimler AG comprised six members. The duties of the Board of Management include setting the Group's strategic focus and managing its business. It is also responsible for preparing the individual and consolidated financial statements and the interim financial statements, and for installing and monitoring a risk management system. The Rules of Procedure define the areas of responsibility of the Board of Management and its members; these are described on pages 8 and 9 of this Annual Report.

iples guiding our actions

rity Code. The Integrity Code is a set of guidelines for vior, which has been in effect since 1999 and was revised 03, defining a binding framework for the actions of all our oyees worldwide. Among other things, the guidelines define ct behavior in international business and in any cases of icts of interest, questions of equal treatment, proscription of ption, the role of internal control systems and the duty to ly with applicable law as well as other internal and external ations. Daimler expects all of its employees to adhere strictly e provisions of the Integrity Code.

of Ethics. We introduced our Code of Ethics in July 2003. ode addresses the members of the Board of Management ersons with special responsibility for the contents of financial osure. The provisions of the code aim to prevent mistakes e persons addressed and to promote ethical behavior as s the complete, appropriate, accurate, timely and clear osure of information on the Group. The wording of the Code of s can be seen on our website at www.daimler.com/corpgov_e.

management. Daimler has a risk management system mensurate with its position as a company with global opera- (see pages 67 ff). The risk management system is one com- nt of the overall planning, controlling and reporting process. al is to enable the company's management to recognize ficant risks at an early stage and to initiate appropriate coun- easures in a timely manner. The Chairman of the Supervisory d has regular contacts with the Board of Management to ss not only the Group's strategy and business development, lso the issue of risk management. The Corporate Audit rtment monitors adherence to the legal framework and Group dards by means of targeted audits and initiates appropriate ns as required.

Accounting principles. The consolidated financial statements of the Daimler Group are prepared in accordance with the International Financial Reporting Standards (IFRS). Details of the IFRS can be found in this Annual Report in the Notes to the Consolidated Financial Statements (see Note 1).

The annual financial statements of Daimler AG, which is the parent company, are prepared in accordance with the accounting guidelines of the German Commercial Code (HGB). Both sets of financial statements are audited by external auditors.

Transparency. Daimler regularly informs its shareholders, financial analysts, shareholder associations, the media and the interested public about the situation of the Group and any significant changes in its business. We have posted an overview of all the significant information disclosed in the year 2007 on our website at www.daimler.com/ir/annualdoc07.

Fair disclosure. All new facts that are communicated to financial analysts and institutional investors are simultaneously also made available to all shareholders and the interested public. If any information is made public outside Germany as a result of the regulations governing capital markets in the respective countries, we also make this information available without delay in Germany in the original version or at least in English. In order to ensure that information is provided quickly, Daimler makes use of the Internet and other methods of communication.

Financial calendar. All the dates of important disclosures (e.g. the Annual Report and interim reports) and the date of the Annual Meeting are announced in advance in a financial calendar. The financial calendar can be seen inside the rear cover of this Annual Report and on our website at www.daimler.com/ir/calendar.

Ad-hoc disclosure. In addition to its regular scheduled reporting, Daimler discloses, in accordance with applicable law and without delay, any so-called insider information that relates to the company or to financial instruments issued by the company.

Major shareholdings. Daimler also reports without delay after receiving notification that by means of acquisition, disposal or any other method, the shareholding in Daimler AG of any person or entity has reached, exceeded or fallen below 3, 5, 10, 15, 20, 25, 30, 50 or 75 percent of the company's voting rights.

Shares held by the Board of Management and the Supervisory Board. As of December 31, 2007, the members of the Board of Management held a total of 2.9 million shares, options or stock appreciation rights of Daimler AG (0.28% of the shares issued). As of the same date, members of the Supervisory Board held a total of 0.1 million shares, options or stock appreciation rights of Daimler AG (0.008% of the shares issued).

Directors' dealings. In 2007, the securities transactions listed in the table below took place involving members of the Board of Management and the Supervisory Board (and, pursuant to the provisions of the German Securities Trading Act, involving persons in a close relationship with the aforementioned persons). Daimler AG discloses these transactions without delay after receiving notification of them. This information is also available on our website at www.daimler.com/corpgov_e.

Directors' dealings in the year 2007

Date	Name	Function	Type and place of transaction	Number	Price	Total volume
Apr. 18, 2007	Dr. Clemens Börsig	Member of the Supervisory Board	Sale of discount certificates, Frankfurt	1,400	€38.71	€54,194.00
June 6, 2007	Peter A. Magowan	Member of the Supervisory Board	Sale of shares, New York	15,341	$88.50	$1,357,678.50
July 20, 2007	Earl G. Graves	Member of the Supervisory Board	Sale of shares, New York	550	$89.96	$49,476.02
July 24, 2007	Earl G. Graves	Member of the Supervisory Board	Sale of shares, New York	500	$90.65	$45,327.00
Aug. 30, 2007	Bodo Uebber	Member of Board of Management	Acquisition of shares, Frankfurt	3,120	€64.10	€199,992.00
Oct. 18, 2007	Earl G. Graves	Member of the Supervisory Board	Sale of shares, New York	800	$105.85	$84,680.00

mpliance

pliance principles. By the term compliance, we understand conformity of our activities with applicable laws and regula-, as well as with the ethical and moral principles by which ller AG is guided or which we have voluntarily committed to rve.

lready formulated the Daimler Integrity Code in 1999. On the of our corporate values - Passion, Respect, Integrity and ipline - this comprehensive code of conduct applies to all our loyees without exception. In the year 2003, we updated ntegrity Code with the Principles of Social Responsibility and lemented it with the Code of Ethics.

006, the Integrity Code was extended with the specific orate Policies & Guidelines, which transfer the principles of ntegrity Code with ethical or compliance relevance into cit guidelines for behavior, and serve as a key a d to orien-n in the complex field of business operations.

e year 2007, our compliance organization supplemented the pliance program with some additional important Corporate ies and Guidelines. For example, in close cooperation with Human Resources department, the Group's "Zero Tolerance" y and a guideline on disciplinary measures were prepared.

pliance affects everyone. Each employee makes an essential ribution towards avoiding any harm to Daimler AG and its ds. Our multi-stage compliance regulations are ntended to re consistency between all of our behavioral standards and ve our employees confidence in their daily work. An overview e system of regulations is shown in the chart on page 115.

npliance organization. In order to ensure compliance with licable law and with the principles that we have voluntarily ied, we started to set up a worldwide compliance organiza- at the beginning of 2006. One aspect of this organization is Compliance Committee established by the Daimler Board lanagement. It is composed of high-ranking and experienced cutives from the departments Legal, Corporate Audit, Finance & trolling, Human Resources, Sales and from Daimler Financial vices, and generally meets once a quarter.

The Compliance Committee decides upon and controls the implementation and execution of our compliance program. It monitors and secures the systematic integration of compliance aspects in the Group's business processes. In addition, the Compliance Committee is responsible for approving all of the Group's compliance-related guidelines.

Also at the beginning of 2006, we created the new department of Corporate Compliance (CCO). It coordinates and implements the measures decided upon by the Compliance Committee and supports the departments so that the relevant policies and guidelines are adhered to. The head of CCO regularly informs the Board of Management as well as the Compliance Committee and the Audit Committee of the Supervisory Board about the current status of the Group's compliance activities. The Corporate Compliance department reports directly to the Chairman of the Board of Management.

An independent external adviser is another element of our compliance organization. He supports and advises the Supervisory Board, the Audit Committee and the Board of Management on all aspects of the issue of compliance.

Ensuring sustainable compliance through a systematic approach. In the context of developing our compliance organization, we first identified the risk of corruption within the Daimler Group. The resulting challenges were then classified and prioritized in relation to the inherent risks. This was done for each country and for each business entity. In the following months, we systematically implemented the resulting plan of compliance measures, which was discussed and agreed upon with the Supervisory Board and the relevant committees.

Since the beginning of 2006, we have carried out compliance reviews in over 30 sales companies and business entities in more than 25 countries. In 47 sales companies and business entities (20 of them in the year 2007), we have established standardized control systems, which help to ensure legally and ethically impeccable behavior.

Following the successful introduction of new processes and monitoring systems, the affected business entities will be examined once again by Corporate Audit. We also regularly monitor the relevant risk parameters with the use of central databases to ensure the sustainability of the achieved compliance status.


Corporate Values
Integrity Code
Code of Ethics
Corporate Policies
Corporate Guidelines
Local Guidance
Anti-Bribery Handbook

In this context, it was necessary to expand the compliance organization with representatives in the companies. We therefore appointed 44 local compliance managers throughout the world. They support the local management with the fulfillment of all the Group's compliance standards. In addition, they regularly report to the compliance organization on the status and progress of their business entities. Their independence of the local management is enhanced through their integration into the central compliance function. The local compliance managers meet at regular workshops for further training and to exchange experience.

Within the context of compliance due diligence, Corporate Compliance audits the integrity of new sales partners. The relevant information is collated, processed and analyzed with the help of questionnaires and detailed background research. At the end of this preliminary audit, a clear recommendation is made by the Corporate Compliance and Legal departments.

In order to enhance transparency and minimize risk in connection with government transactions, CCO has implemented the Mandatory Consultation Process, which standardizes the required controls. This increases the speed and quality of the audits to be carried out before a government order is accepted. The documentation is supported with a specially developed IT tool.

Expansion of compliance services. At the Daimler Group, there are at present two main contact points for compliance issues: the Compliance Consultation Desk and the Business Practices Office. We have also established the Business Practice Committee.

All employees who have any questions regarding the application of external or internal regulations can contact the Compliance Consultation Desk (CCD) to obtain advice and instructions on specific issues. The Compliance Consultation Desk has processed more than 11,000 inquiries since it was set up.

The QUISS system, which was introduced in 2007, is an online database of the CCD in which the most frequently asked questions on the issue of compliance and the respective answers are collated, so that all employees are able to access the experience we have gathered from providing advice over the past two years - quickly and in a structured form.

Two IT applications, that are available to the workforce in the employee portal, have been implemented to provide support on dealing with compliance issues. With the help of the "Self assessment of conflicts of interest" IT application, employees can find out whether they are in a situation of conflicting interests. The "Meal & Entertainment Log" application serves to document all invitations from third parties as of a defined value limit.

The right points of contact for accepting, documenting and processing complaints are the Business Practices Offices (BPO) in Stuttgart und Farmington Hills. This facility allows both Daimler employees and external persons to report actual indications of any possible misconduct confidentially and, if desired, anonymously. BPO passes these notifications to the responsible departments so that internal research can be carried out.

The results are then submitted to the Business Practices Committee (BPC) for decisions on defined cases. The Business Practice Committee is composed of top management members from various areas of the Group. It is managed by CCO and has the task of initiating the required measures on the basis of the research results. The measures to be taken are based on the appropriate Corporate Policies and Guidelines. In particular the "Zero Tolerance" policy initiated in 2007 guarantees uniform standards for assessment and sanctions. The BPC also deals with possible cases of conflicts of interests and provides decision recommendations.

Extensive training and communication program. In the year 2007, more than 3,700 employees worldwide attended training courses on compliance-relevant topics. The subject of compliance is also a component of the Group's executive training courses, information events and specialist training. In 2007, the scope of the courses was broadened with the introduction of new e-learning modules and animated compliance communication on Daimler's intranet.

Information on the latest developments in the field of compliance is regularly provided via the Group's internal media. Furthermore, an animated compliance communication accessible on the Daimler intranet uses clear examples to explain the sense and purpose of a functioning compliance program. More than 25,000 employees have already made use of this tool. In the year 2008, it is planned to make the communication available in six more languages.

muneration Report

emuneration Report summarizes the principles that are ed to determine the remuneration of the Board of Management imler AG and explains both the level and the structure of its bers' remuneration. It also describes the principles and the of remuneration of the Supervisory Board. The Remuneration rt is part of the Group's Management Report.

iples of Board of Management remuneration

onsibility. The Supervisory Board has transferred responsi- for determining the structure and level of remuneration ie Board of Management of Daimler AG to the Presidential mittee, and has laid down the principles to be applied in the of Procedure for the Presidential Committee. The Supervisory d holds discussions as required on the structure of the neration system for the Board of Management and regularly ws this structure in connection with the annual financial ments. The Presidential Committee regularly informs the rvisory Board about its decisions (see page 111).

s. The remuneration system for the Board of Management to remunerate its members commensurately with their areas tivity and responsibility when compared internationally. system should also clearly and directly reflect in the varia- of remuneration the joint and individual performance of the d of Management members and the success of the Group.

his purpose, the remuneration system comprises an element ed base salary, an annual bonus and an element of variable neration with medium-term and long-term incentive effects. atter element has a risk component as recommended by the nan Corporate Governance Code due to the link to the share and the dependence on actual value added and return on compared with competitors.

der to ensure the competitiveness and appropriateness oard of Management remuneration, its structure and individual ponents and the total remuneration are reviewed each year lation to a benchmark group of companies in the United States, nany and other European countries. For this purpose, the idential Committee is regularly assisted by external consultants.

cture of Board of Management remuneration. Board anagement remuneration for the year 2007 comprised three ponents, as described below:

The element of fixed base salary, paid out in twelve monthly installments, is related to the area of responsibility of each Board of Management member.

The annual bonus is variable cash remuneration, the level of which is related to the fixed base salary, and depends to an equal extent on the degree to which the Daimler Group's planned EBIT is actually achieved and a comparison of the EBIT achieved in the current year and the prior year. There is an upper limit to the level of the annual bonus. The target for EBIT is determined annually in advance on the basis of the planning approved by the Supervisory Board. In addition, the development of total share-holder return in relation to comparable automotive companies is also taken into consideration. When setting the annual bonus, the Presidential Committee of the Supervisory Board also has the possibility to reward the Board of Management members' individual performance that is not directly reflected in the performance of the Group with a supplementary payment or deduction of up to 25%. In this context, individual goals were also set with the Board of Management members in the year 2007 relating to the development and long-term functionality of a compliance system. However, meeting these targets cannot have a positive effect on individual goal accomplishment; even in the case of complete fulfillment, the effect is only neutral.

Variable remuneration, in the form of the Performance Phantom Share Plan, is linked to the long-term development of enterprise value and is based on the principles of performance orientation, value added, benchmark comparison and share ownership. This component of remuneration takes into consideration all of the key criteria recommended in connection with good corporate governance. With a term of four years, the plan is oriented towards medium-term performance targets, while also having a long-term effect through the obligation to acquire shares and hold them for a sustained period of time. With this model, target achievement is measured in terms of the return on net assets that is actually achieved by the Group, i.e. the level of value added, and return on sales, the latter compared with the relevant competitors, which are BMW, Ford, General Motors, Honda, Toyota, AB Volvo and Volkswagen. Due to the allocation of phantom shares at the beginning of the four-year period, the development of Daimler's share price is taken into consideration; these phantom shares are also entitled to a dividend equivalent, the level of which depends on the dividend paid on real Daimler shares in the respective year. After three years, the final number of phantom shares is calculated in accordance with the conditions laid down in the Plan and depending on the degree of target achievement. These phantom shares must then be held for one more year.

After the fourth year, the amount to be paid out is calculated by multiplying the number of phantom shares by the share price relevant at that time. The members of the Board of Management have to use a quarter of this gross amount paid out to purchase "real" Daimler shares so that the stipulations of the guidelines for share ownership are fulfilled (see below). No retroactive change in the defined performance targets or competitive parameters is possible in connection with allocating the share-based payments.

Guidelines for share ownership. As a supplement to these three components of Board of Management remuneration, the Presidential Committee of the Supervisory Board of Daimler AG has approved Stock Ownership Guidelines for the Board of Management. The Guidelines require the members of the Board of Management to invest a portion of their private assets in Daimler shares over several years and to hold those shares until the end of their Board of Management membership (the chairman of the Board of Management triple and the members of the Board of Management twice of their annual base salary). The real shares acquired in the context of the Performance Phantom Share Plans are generally to be used to fulfill the provisions of the Guidelines, but the required shares can also be acquired in different ways.

Board of Management remuneration 2007

Total Board of Management remuneration 2007. The total remuneration paid by Group companies to the members of the Board of Management of Daimler AG is calculated from the amounts of remuneration paid in cash and from the non-cash benefits in kind. The latter primarily comprise the provision of company cars and the reimbursement of expenses for security precautions.

€7.2 million was paid as fixed, i.e. non-performance-related remuneration (2006: €7.5 million); €17.0 million as short-term variable, i.e. short-term performance-related remuneration (2006: €9.2 million); and €5.6 million as variable performance-related remuneration with medium-term and long-term incentive effects that was granted in previous years and became due for payment in 2007 (2006: €3.8 million). This totaled an amount of €29.8 million for the year 2007 (2006: €20.5 million). The increase compared with the prior year is primarily due to the growth in operating profit (EBIT) from €5.0 billion to €8.7 billion.

The Board of Management members who stepped down from their positions during 2007 in the context of the transfer of a majority interest in Chrysler were also entitled to payments related to the phantom shares granted in the years 2006 and 2007, prorated until the time of leaving the Group. Furthermore, in connection with the transaction, two departing Board of Management members were granted performance-related bonuses and another departing Board of Management member was paid severance remuneration. The total amount of these items was €19.3 million.

For the sake of transparency, the payments to the Board of Management members who were still active as of December 31, 2007 and the payments and bonuses to Board of Management members who stepped down in the context of the Chrysler transaction are listed separately below. These details are given solely pursuant to the requirements of the German Commercial Code (HGB).

Payments to Board of Management members active on the balance sheet date of December 31, 2007. The table below shows the individual remuneration of the members of the Board of Management active on December 31, 2007.

Board of Management remuneration 2007	Fixed remuneration		Variable remuneration		
	Base salary	Benfits in kind	Annual bonus	Mid- and long-term compensation[1]	Total
Amounts in thousands of €					
Dr. Dieter Zetsche	1,500	369	5,395	1,286	**8,550**
Günther Fleig	525	203	1,787	708	**3,223**
Dr. Rüdiger Grube	550	185	1,753	710	**3,198**
Andreas Renschler	550	162	1,910	184	**2,806**
Bodo Uebber	600	180	2,135	606	**3,521**
Dr. Thomas Weber	525	764	1,787	593	**3,669**
Subtotal	**4,250**	**1,863**	**14,767**	**4,087**	
Total	**6,113**		**18,854**		**24,967**

1 The amounts shown here comprise the payment of the Medium Term Incentive 2004 and the dividend equivalent relating to the phantom shares of the current Performance Phantom Share Plan. The so-called Medium Term Incentive is a share-based payment, which was replaced with the Performance Phantom Share Plan as of the year 2005.

active members of the Board of Management were granted tal of 178,390 phantom shares in 2007 within the framework ie share-based component of remuneration, the so-called ormance Phantom Share Plan (2006: 276,160 phantom shares). reference share price for the allocation of phantom shares e average price of DaimlerChrysler shares between January 1, 7 and the day before the first meeting of the Presidential nmittee in which the allocation is decided upon. This value was .26 per phantom share in 2007.

remuneration was not paid out in 2007; payment does not take e until after four years. Until then, the number of phantom res may change, depending on internal and external perforce targets and continuous activity in the Board of Management. ment continues to depend on the share price at the time of ment.

Phantom shares granted in 2007

Number	
Dr. Dieter Zetsche	**55,826**
Günther Fleig	**24,107**
Dr. Rüdiger Grube	**22,838**
Andreas Renschler	**24,868**
Bodo Uebber	**26,644**
Dr. Thomas Weber	**24,107**
Total	**178,390**

Payments made to departing Board of Management members in the context of the Chrysler transaction. The table below shows solely the prorated individual remuneration of the Board of Management members who stepped down as of August 3, 2007 for their normal Board of Management activities; the bonuses and payments connected with the Chrysler transaction and departure from the Board of Management are described separately below.

rd of Management remuneration 2007	Fixed remuneration		Variable remuneration		
	Base salary	Benfits in kind	Annual bonus	Mid- and long-term compensation[1]	Total
unts in thousands of €					
nas W. LaSorda	390	43	1,104	597	**2,134**
R. Ridenour	273	29	773	266	**1,341**
nas W. Sidlik	273	42	394	681	**1,390**
total	**936**	**114**	**2,271**	**1,544**	
l	**1,050**		**3,815**		**4,865**

ıe amounts shown here comprise the payment of the Medium Term Incentive 2004 and the dividend equivalent relating to the phantom shares of the current erformance Phantom Share Plan. The so-called Medium Term Incentive is a share-based payment, which was replaced with the Performance Phantom Share Plan ; of the year 2005.

Furthermore, in connection with the process for transferring a majority interest in Chrysler, performance-related agreements were entered into with Mr. LaSorda and Mr. Ridenour that were contingent on the transfer of a majority interest in Chrysler actually taking place. The agreements served the goals of concluding the transaction for the transfer of a majority interest in Chrysler quickly and advantageously for the Group and of setting the conditions for the simultaneous departure of those members from the Board of Management of the former DaimlerChrysler AG.

Before the performance-related agreements were signed, the service contracts of Mr. LaSorda and Mr. Ridenour were valid until April 2012 and August 2008 respectively. By accepting the performance-related agreements, Mr. LaSorda and Mr. Ridenour also accepted a term set by the Presidential Committee by which they waived all claims against Daimler AG for remuneration and pension benefits arising from their existing service contracts. The success factors stipulated by the Presidential Committee were primarily dependent on the valuation of DaimlerChrysler Company LLC and its obligations as well as the speed of the transaction. Both the definition of the success factors and the measurement of goal accomplishment were reviewed and evaluated by external consultants. The resulting allocations to the performance-related components of remuneration were approximately €10.4 million for Mr. LaSorda and approximately €3.2 million for Mr. Ridenour.

In May 2007, the Presidential Committee reached an agreement with Mr. Sidlik, whose service contract at that time was valid until December 2008, concerning his early departure from the Group's Board of Management in the case of the successful conclusion of the Chrysler transaction. The severance agreement corresponded with the contractual arrangement with Mr. Sidlik as described in Annual Report 2006. That arrangement stipulated that Mr. Sidlik would receive compensation in an amount equal to double his base salary and annual bonus on the basis of a three-year average in the case of the early and amicable termination of his service contract. In this context, Mr. Sidlik received a commitment to the payment of approximately €2.7 million.

Claims to payment of share-based remuneration granted for the years 2006 and 2007, prorated until the time of leaving the Group, result in payments of €1.2 million to Mr. LaSorda, €0.9 million to Mr. Ridenour and €0.9 million to Mr. Sidlik.

All claims to remuneration and pensions of Mr. LaSorda, Mr. Ridenour and Mr. Sidlik against Daimler AG are fully satisfied as a result of the payments described above or their fulfillment has been transferred to the new majority owner of Chrysler. This applies in particular to any claims resulting from severance. Solely the claims against Daimler AG from non-lapsing rights from share options, value increases and phantom shares are partially retained for a defined period.

Commitments upon termination of service

Retirement provision. Until the year 2005, the pension agreements of the German Board of Management members included a commitment to an annual retirement pension, calculated as a proportion of the base salary and depending on the years of service. Those pension rights remain and have been frozen at that level.[1] The pension payments begin in the form of a retirement pension when a member's contract of service ends or after his 60th birthday, or in the form of an invalidity pension when a member's service contract ends before his 60th birthday due to disability. An annual increase of 3.5% is effected. Similar to the retirement pension of the German workforce, arrangements for widows and orphans are also included.

Effective January 1, 2006, those pension agreements were converted into a defined-contribution pension system, in line with the existing pension systems for senior management at the Group. Each Board of Management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the Board of Management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6%. This pension is payable at the age of 60 at the earliest.

1 70% for Dr. Dieter Zetsche, 69% for Günther Fleig, 60% for Dr. Rüdiger Grube and Dr. Thomas Weber and 50% for Andreas Renschler and Bodo Uebber.

year 2007, the pension provision was increased by a
e costs of €2.191 million (2006: €2.511 million):

ice costs in connection with
d of Management pension plans in 2007

its in thousands of €	
eter Zetsche	**660**
er Fleig	**370**
diger Grube	**386**
as Renschler	**210**
Uebber	**318**
omas Weber	**247**
	2,191

nitments upon early termination of service. No severance ients are foreseen for Board of Management members in the of early termination of their service contracts. Solely in the of early termination of a service contract by mutual consent, oard of Management service contracts include a commitment yment of the base salary and to provision of a company car the end of the original service period. Such persons are only ed to payment of the performance-related component of ineration pro rata for the period until they leave the Group. lement to payment of the performance-related component muneration with a long-term incentive is defined by the exer- conditions specified in the respective plans. For the period nning after the end of original service period, Board of Mana- ent members can receive pension payments in the amounts of ommitments granted until 2005 as described in the previous on, as well as the use of a company car.

result of these provisions and the fact that in accordance a Supervisory Board resolution of 2006, Daimler AG Board anagement service contracts - both initial contracts and nsions - generally have a term of only three years, Daimler significantly below the limit for severance compensation o years' remuneration suggested by the German Corporate rnance Code.

Sideline activities of Board of Management members.
The members of the Board of Management should accept management board or supervisory board positions and/or any other administrative or honorary functions outside the Group only to a limited extent. Furthermore, the members of the Board of Management require the consent of the Supervisory Board before commencing any sideline activities. This ensures that neither the time required nor the remuneration paid for such activities leads to any conflict with the members' duties to the Group.

Insofar as such sideline activities are memberships of other supervisory boards or comparable boards, they are disclosed in the Notes to the Consolidated Financial Statements of Daimler AG and on our website.

No remuneration is paid to Board of Management members for other positions held at companies of the Group.

Loans to members of the Board of Management. In 2007, no advances or loans were made to members of the Board of Management of Daimler AG.

Payments made to former members of the Board of Management of Daimler AG and their survivors. The payments made in 2007 to former members of the Board of Management of Daimler AG and their survivors amounted to €67.9 million (2006: €25.1 million). The pension provisions for former members of the Board of Management and their survivors amounted to € 175.3 million as of December 31, 2007 (2006: €255.4 million).

Pension claims of former members of the Board of Management against companies of the Chrysler Group, which were covered by the pension provisions of the former DaimlerChrysler Group after the business combination, were no longer covered by the pension provisions of the Daimler Group at December 31, 2007 following the transfer of the majority interest in the Chrysler Group.

Remuneration of the Supervisory Board

Supervisory Board remuneration in 2007. The remuneration of the Supervisory Board is determined by the Annual Meeting of Daimler AG and is governed by the company's Articles of Incorporation. The current regulations specify that the members of the Supervisory Board receive, in addition to the refund of their expenses and the costs of any value-added tax incurred by them in performance of their office, fixed remuneration of €75,000, with three times this amount for the Chairman of the Supervisory Board, twice this amount for the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee, 1.5 times this amount for the chairmen of other Supervisory Board committees, and 1.3 times this amount for the members of Supervisory Board committees. If a member of the Supervisory Board exercises several of the aforementioned functions, he is to be remunerated solely for the function with the highest remuneration. The individual remuneration of the members of the Supervisory Board is shown in the table on the right.

The members of the Supervisory Board and its committees receive a meeting fee of €1,100 for each Supervisory Board meeting and committee meeting that they attend.

Except for the remuneration paid to the members of the Supervisory Board representing the employees in accordance with their contracts of employment, no remuneration was paid for services provided personally beyond the aforementioned board and committee activities, in particular for advisory or agency services.

The remuneration paid in 2007 to the members of the Supervisory Board of Daimler AG for their services to the Group therefore totaled €2.1 million (2006: €2.1 million).

Loans to members of the Supervisory Board. In 2007, no advances or loans were made to members of the Supervisory Board of Daimler AG.

Supervisory Board remuneration

Name	Function(s) remunerated	Total in 2007
		€
Dr. Manfred Bischoff [1]	Member of the Supervisory Board and of the Presidential Committee, Chairman of both since April 4, 2007	**207,081**
Hilmar Kopper	Chairman of the Supervisory Board, of the Presidential Committee and Member of the Audit Committee (until April 4, 2007)	**63,445**
Erich Klemm [2]	Deputy Chairman of the Supervisory Board, of the Presidential Committee and of the Audit Committee	**173,100**
Dr. Clemens Börsig	Member of the Supervisory Board and of the Audit Committee (since April 4, 2007)	**86,958**
Prof. Dr. Heinrich Flegel	Member of the Supervisory Board	**84,900**
Ron Gettelfinger [3]	Member of the Supervisory Board (until Sept. 1, 2007)	**56,532**
Earl G. Graves	Member of the Supervisory Board	**83,800**
Dr. Thomas Klebe [2,4]	Member of the Supervisory Board and of the Presidential Committee	**111,800**
Arnaud Lagardère [1]	Member of the Supervisory Board	**76,100**
Jürgen Langer [2]	Member of the Supervisory Board	**84,900**
Helmut Lense [2]	Member of the Supervisory Board	**83,800**
Peter A. Magowan	Member of the Supervisory Board	**81,600**
William A. Owens	Member of the Supervisory Board	**84,900**
Gerd Rheude [2]	Member of the Supervisory Board	**84,900**
Udo Richter [2]	Member of the Supervisory Board (until Sept. 30, 2007)	**64,896**
Wolf Jürgen Röder [2]	Member of the Supervisory Board	**84,900**
Valter Sanchez [3]	Member of the Supervisory Board (since Nov. 21, 2007)	**9,525**
Dr. Manfred Schneider	Member of the Supervisory Board and since April 4, 2007 also Member of the Presidential Committee	**104,073**
Stefan Schwaab [2]	Member of the Supervisory Board and of the Audit Committee	**116,200**
Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee	**167,600**
Uwe Werner [2]	Member of the Supervisory Board (since Oct. 1, 2007)	**20,004**
Lynton R. Wilson [5]	Member of the Supervisory Board	**84,900**
Dr. Mark Wössner	Member of the Supervisory Board	**83,800**

1 Dr. Bischoff (until April 5, 2007) and Mr. Lagardère also received meeting fees (for 2007) and remuneration (for 2006) in their capacity on the Board of Directors of EADS N.V. amounting to €153,750 and €163,750 respectively. Since EADS is consolidated at equity, these payments are not considered in the calculation of the remuneration of the Supervisory Board.

2 The members representing the employees have stated that their board remuneration will be paid to the Hans-Böckler Foundation, in accordance with the guidelines of the German Trade Union Federation.

3 Mr. Gettelfinger and Mr. Sanches abstained from receiving their remuneration. At their request, these amounts were paid to the Hans-Böckler Foundation.

4 Dr. Klebe also received remuneration and meeting fees for his board services at Daimler Luft- und Raumfahrt Holding AG and the former DaimlerChrysler Aerospace AG amounting to €21,400. Footnote 2 applies respectively.

5 Mr. Wilson also received €6,812 for board services at Mercedes-Benz Canada Inc., Chrysler Canada Inc. and DaimlerChrysler Financial Services Canada Inc.

claration of Compliance with the
rman Corporate Governance Code

on 161 of the German Stock Corporation Act (AktG) requires oard of Management and the Supervisory Board of a listed corporation to declare each year that the recommenda- of the "German Corporate Governance Code Government nission" published by the Federal Ministry of Justice in the al section of the electronic Federal Gazette have been and eing met or, if not, which recommendations have not been e not being applied. Shareholders must be given permanent ss to such declaration.

erman Corporate Governance Code ("Code") contains rules varying binding effects. Apart from outlining aspects of the nt German Stock Corporation Act, it contains recommen- ns from which companies are permitted to deviate. However, if do so, they must disclose this each year. The Code also ains suggestions which can be ignored without giving rise to disclosure requirement. The Board of Management and the rvisory Board of Daimler AG have decided to disclose not only tions from the Code's recommendations (see I.) but also – out being legally obliged to do so – deviations from its sug- ons (see II.).

he period from December 2006 until July 19, 2007, the follow- eclaration refers to the Code in effect as of June 12, 2006. he corporate governance practice of Daimler AG since July 20, 7, this declaration refers to the requirements of the Code fect as of June 14, 2007, published in the electronic Federal tte on July 20, 2007.

Board of Management and the Supervisory Board of Daimler AG re that as a rule both the recommendations and the sugges- s of the "German Corporate Governance Code Government mission" have been and are being met. The Board of agement and the Supervisory Board also intend to follow the mmendations and suggestions of the German Corporate rnance Code in the future. The following recommendations suggestions are the only ones that have not been or are being applied:

I. Deviations from the Recommendations of the German Corporate Governance Code

1. Deductible with the D&O insurance (Code Clause 3.8, Paragraph 2) The Directors' and Officers' Liability insurance (D&O insurance) obtained by Daimler AG excludes coverage for intentional acts and omissions or for breaches of duty knowingly committed by members of the Board of Management and the Supervisory Board. As a result, the question of whether or not a deductible is advisable arises only in the context of negligent breaches of duty.

We do not believe that it is advisable to have a deductible for cases of negligence by members of the Supervisory Board because it would impede the company's ability to staff its Supervisory Board with prominent members of the community from Germany and abroad who have extensive business experience. Qualified candidates would be deterred by having to accept far-reaching liability risks for potential negligence. The fact that a deductible is fairly unusual in other countries makes this even more of a problem.

The D&O insurance of Daimler AG does provide for a deductible for cases of ordinary or gross negligence by members of the Board of Management. Moreover, in cases of gross negligence, the Presidential Committee of the Supervisory Board which is responsible for the Board of Management members' service contracts may agree to make a percentage deduction from the variable portion of the compensation of the member of the Board of Management concerned. In terms of its overall financial result, this would be the same as an additional deductible. In the view of Daimler AG this rule enables individual cases to be judged more fairly on their merits than the blanket approach of the Code.

2. Formation of a Nomination Committee (Code Clause 5.3.3) By resolution dated December 13, 2007 the Supervisory Board has formed a nomination committee which proposes recommendations for the election of Board members (shareholder representatives) to the Supervisory Board.

3. Compensation of the Supervisory Board (Code Clause 5.4.7, Paragraph 2, Sentence 1) The Supervisory Board receives adequate compensation that contains fixed and function-related elements, where applicable, as well as attendance fees. The Articles of Incorporation provide for a base annual fee for each

Member of the Supervisory Board. This base annual fee increases with the exercise of further tasks within the Supervisory Board, as taking the Chair or the Deputy Chair of the Supervisory Board or the Chair of Supervisory Board Committees according to the respective field of duty. We believe that a function-related compensation system is also more appropriate for the oversight role of Supervisory Board members than a performance-related pay system because it eliminates any potential conflicting interests that might arise from decisions of the Supervisory Board with possible influence on performance criteria. Thus the Supervisory Board does not receive performance-related compensation.

II. Deviations from the Suggestions of the German Corporate Governance Code

1. Broadcast of the Annual Meeting (Code Clause 2.3.4)
The Annual Meeting of Daimler AG is broadcast on the internet through the end of the Board of Management's report. Continuing the broadcast after this point, particularly broadcasting comments made by individual shareholders could be construed as interfering with privacy rights. For this reason the company will not broadcast the entire Annual Meeting.

2. Variable compensation of the Supervisory Board relating to the company's long-term success (Code Clause 5.4.7 Paragraph 2, Sentence 2) We refer to the comments on I. 3. with regard to the introduction of performance-related compensation.

Stuttgart, December 2007

The Supervisory Board The Board of Management

ɛmbers of the Supervisory Board

lanfred Bischoff
ch
man of the Supervisory Board of Daimler AG

Klemm[1]
lfingen
man of the General Works Council, Daimler Group and
ler AG
ty Chairman

lemens Börsig
furt/Main
man of the Supervisory Board of Deutsche Bank AG
e April 4, 2007)

Dr. Heinrich Flegel[1]
gart
tor Research Materials and Manufacturing, Daim er AG;
man of the Management Representative Committee,
ler Group

G. Graves
York
sher, Black Enterprise Magazine
December 31, 2007)

homas Klebe[1]
furt/Main
ral Counsel of the German Metalworkers' Union
letall)

ud Lagardère

ral Partner and CEO of Lagardère SCA

en Langer[1]
kfurt/Main
rman of the Works Council of the
kfurt/Offenbach Dealership, Daimler AG

Helmut Lense[1]
Stuttgart
Chairman of the Works Council,
Untertürkheim Plant, Daimler AG

Peter A. Magowan
San Francisco
President of San Francisco Giants
(until December 31, 2007)

William A. Owens
Kirkland
Retired President and Chief Executive Officer of Nortel Networks
Corporation, CEO and Chairman of AEA Holdings Asia

Gerd Rheude[1]
Wörth
Chairman of the Works Council, Wörth Plant, Daimler AG

Wolf Jürgen Röder[1]
Frankfurt/Main
Member of the President's Staff of the German Metalworkers'
Union (IG Metall)

Valter Sanches[1]
São Paulo
General Secretary of Confederação Nacional dos
Metalúrgicos/CUT
(since November 21, 2007)

Dr. rer. pol. Manfred Schneider
Leverkusen
Chairman of the Supervisory Board of Bayer AG

Stefan Schwaab[1]
Gaggenau
Vice Chairman of the General Works Council, Daimler Group and
Daimler AG, Vice Chairman of the Works Council Gaggenau Plant,
Daimler AG

Bernhard Walter
Frankfurt/Main
Former Speaker of the Board of Management of
Dresdner Bank AG

Uwe Werner[1]
Bremen
Chairman of the Works Council, Bremen Plant, Daimler AG
(since October 1, 2007)

Lynton R. Wilson
Toronto
Chairman of the Board of CAE Inc.; Chairman Emeritus, Nortel
Networks Corporation; Chancellor McMaster University

Dr. Ing. Mark Wössner
Munich
Former CEO and Chairman of the Supervisory Board of
Bertelsmann AG

Appointed by resolution of the local district court on
February 7, 2008:

Sari Maritta Baldauf
Helsinki
Former Executive Vice President and General Manager of
Networks Business Group of Nokia Corporation

Dr. Jürgen Hambrecht
Neustadt/Weinstraße
Chairman of the Board of Management of BASF SE

Committees of the Supervisory Board

Committee pursuant to Section 27, Subsection 3 of the German Codetermination Act (MitbestG)
Dr. Manfred Bischoff (Chairman)
Erich Klemm[1]
Dr. rer. pol. Manfred Schneider
Dr. Thomas Klebe[1]

Presidential Committee
Dr. Manfred Bischoff (Chairman)
Erich Klemm[1]
Dr. rer. pol Manfred Schneider
Dr. Thomas Klebe[1]

Audit Committee
Bernhard Walter (Chairman)
Dr. Clemens Börsig
Erich Klemm[1]
Stefan Schwaab[1]

Nomination Committee
Dr. Manfred Bischoff (Chairman)
Dr. rer. pol. Manfred Schneider
Lynton R. Wilson

Retired from the Supervisory Board

Hilmar Kopper
Frankfurt/Main
Chairman of the Supervisory Board
(retired April 4, 2007)

Ron Gettelfinger[1]
Detroit
President of the International Union, United Automobile,
Aerospace and Agricultural Implement Workers of
America (UAW)
(retired September 1, 2007)

Udo Richter[1]
Bremen
Chairman of the Works Council, Bremen Plant, Daimler AG
(retired September 30, 2007)

1 Representative of the employees

port of the Supervisory Board

e meetings during the 2007 financial year, the Supervisory
d dealt in detail with Daimler's business situation, as well as
perational and strategic development of the Group and its
ons. For the first time, the Supervisory Board held a two-day
egy meeting. In addition to several personnel decisions,
erous special topics and issues requiring the consent of
upervisory Board had to be examined and decided upon.
nformation and assessments provided to the Supervisory
d as a basis for its decisions were dealt with and discussed
tail together with the Board of Management. The most pro-
ed issue by far was the action to be taken for the transfer
majority interest in the Chrysler business operations.

eration between the Supervisory Board and the Board of agement. In its meetings, the Supervisory Boarc regularly extensive discussions with the Board of Management con-
ng the situation of the Group, particularly its business and
cial development, personnel situation, investment plans and
tions of fundamental business policy and strategy. Outside
neetings, the Board of Management presented the Group's key
rmance figures to the Supervisory Board in the form of
hly reports, and submitted in good time those issues requiring
pecific approval of the Supervisory Board.

Supervisory Board approved these issues after reviewing
us documents, making inquiries, and holding intensive
ussions with the members of the Board of Management.
Supervisory Board was also kept fully informed of specific
ers between its meetings, and in urgent cases – following
ultation with the Chairman of the Supervisory Board – it was
ested to pass its resolutions in writing. In addition, the Chair-
of the Board of Management informed the Chairman of
Supervisory Board in regular individual discussior s about all
rtant developments and upcoming decisions.

Issues discussed at the meetings in 2007. At the beginning of February 2007, the Supervisory Board approved the proposal made by the Board of Management that the equity interest in EADS should be reduced by 7.5% of that company's shares.

In a further meeting held in February 2007, the Supervisory Board dealt with the restructuring plan for the Chrysler Group. In this context, the financial framework, the costs and the consequences of the plan were discussed intensively. All strategic options were kept open in order to find the best solution for both Chrysler and the entire Group. The Supervisory Board also approved interim financing for a supplier company.

At the end of February 2007, the Supervisory Board dealt with the audited 2006 financial statements of the Company, the 2006 consolidated financial statements, the 2006 management report of the Company and the 2006 management report of the Group, which all together recieved an unqualified opinion from the independent auditor. The Supervisory Board also dealt with the proposal made by the Board of Management on the appropriation of earnings. It approved the joint-venture agreement between the Chrysler Group and the Chinese partner, Chery Motors, and dealt in detail with the agenda for the Annual Meeting and related Supervisory Board matters. Finally, the Supervisory Board dealt with the results and possibilities for improvement from the efficiency audit carried out at the end of 2006, and approved the board positions at other companies and the other business activities of the members of the Board of Management as presented at that meeting.

In April 2007, the Supervisory Board dealt with the operative planning for the years 2007 through 2009, which had been updated with the projected earnings for the Chrysler Group. In addition, the challenges relating to reducing fuel consumption and CO_2 emissions and the plan of measures to be taken by the Group in this context were discussed in detail.



Dr. Manfred Bischoff, Chairman of the Supervisory Board

In this and other meetings, the Supervisory Board dealt with current legal proceedings. In addition to the regular reporting of the Audit Committee, it also received a detailed report on the status of the investigations being made by the SEC and the US Department of Justice (DOJ). In this context, the Supervisory Board dealt among other things with the measures implemented for the development of the compliance organization, the anchoring of compliance goals in the remuneration system of the Board of Management and certain other executives, as well as related communication and training activities.

In a meeting in May, the Supervisory Board dealt in detail with the options for the disposal of the Chrysler business and the status of the related negotiations with possible transaction partners. As a result, the Supervisory Board authorized the Board of Management to enter into agreements with Cerberus Capital Management and to take the required steps for the implementation of those agreements and for the restructuring of the entire Group, including the change of name. In this context, the Supervisory Board also dealt with Board of Management matters.

In June, the Supervisory Board approved the sale of real-estate properties belonging to Mitsubishi Fuso Truck & Bus Corporation that were no longer required for operating activities.

One of the main issues of the meeting in July was the status report on the closing of the transaction with Cerberus Capital Management. The Supervisory Board also approved general conditions for the Group's possible involvement in the financing of the transaction, which later actually took place. Furthermore, the Supervisory Board dealt with the agenda of the Extraordinary Shareholders' Meeting to be held in October 2007.

In August, the Supervisory Board convened for an additional meeting to deal with the measures to be taken to optimize the Group's capital structure. Conditional upon the availability of profit reserves pursuant to Section 272, Subsection 4 of the German Commercial Code (HGB), it approved a budget to buy back nearly 10% of the outstanding shares over the next twelve months.

In September, the Supervisory Board held an extensive two-day retreat meeting, during which it dealt with the strategic possibilities for the future Daimler AG as presented by the Board of Management and received detailed information on the strategic plans of the individual divisions. Some of the subjects for discussion were the strategic positioning and orientation of the Group and its divisions in their respective competitive situations, product and personnel strategy, business models for profitable growth, and measures to be taken to reduce CO_2 emissions.

In December, the operative planning for the years 2008 through 2010 and the financing limits for the 2008 financial year were dealt with and decided upon. The planning data was backed up with extensive documentation. In this meeting, the Board of Management reported to the Supervisory Board on the Company's financial target system and risk monitoring system and on the risks identified. Furthermore, the Supervisory Board agreed to the establishment of an automotive fuel cell cooperation, and approved a joint venture of the Daimler Trucks division in India and the sale of the equity interest in Wohnstätten Sindelfingen GmbH, a real-estate company. Another subject was the disposal of real-estate properties at Potsdamer Platz in Berlin. Finally, the Supervisory Board dealt with corporate governance issues and requirements relating to the efficiency analysis of the Supervisory Board, to be executed for the first time with external support.

orate governance. The Supervisory Board dealt with corpo-
governance issues in several meetings. The meeting in
uary 2007 dealt with a letter of intent regarding the proposal
andidate for election as the future Chairman of the Super-
y Board. This procedure was oriented towards a recommen-
n of the German Corporate Governance Code, which states
the shareholders are to be informed about candidates pro-
d for election as Chairman of the Supervisory Board. In the
mber meeting, pursuant to Section 161 of the German Stock
oration Act (AktG), the 2007 declaration of compliance with
erman Corporate Governance Code as amended on June 14,
was approved, as were the latest amendments to the rules
ocedure for the Supervisory Board, and a Supervisory Board
ination Committee was established.

rvisory Board members are obliged to disclose potential
icts of interest to the entire Board and not to participate
scussions or voting on topics for which a potential conflict of
est exists.

member of the Supervisory Board, Mr. Arnaud Lagardère,
nded fewer than half of the meetings held in 2007 due to
r urgent commitments.

ort on the work of the committees. The Presidential Com-
e convened four times during 2007, and dealt with various
d of Management issues as well as remuneration issues.
bruary 2007, the Presidential Committee decided to include
pliance targets in the target agreements for Board of Man-
nent members. The committee also dealt with Board of
agement issues connected with the separation from Chrysler,
ared the plenary meetings of the Supervisory Board, and
t with questions of corporate governance and compliance,
ding individual discussions between the Chairman of the
idential Committee and the Group's independent Compliance
ser.

The Audit Committee met eight times in 2007. Details of these meetings are given in a separate report of this committee (see page 130). The Mediation Committee, a body required by the provisions of the German Codetermination Act, had no occasion to take any action in 2007. The Supervisory Board was continually informed about the committees' work, and especially about their decisions.

Personnel changes in the Supervisory Board. Following the expiry of Mr. Hilmar Kopper's period of membership of the Supervisory Board at the end of the Annual Meeting on April 4, 2007, the Annual Meeting voted in favor of the proposal to elect Dr. Clemens Börsig as a member of the Supervisory Board representing the shareholders for a period of five years. In the Supervisory Board meeting following that Annual Meeting, Dr. Manfred Bischoff was elected as Chairman of the Supervisory Board. In the same meeting, Dr. Manfred Schneider was elected as a member of the Presidential Committee and Dr. Clemens Börsig was elected as a member of the Audit Committee, both representing the shareholders.

In August 2007, Mr. Ron Gettelfinger, President of the International Union, United Automobile, Aerospace and Agricultural Implement Workers trade union (UAW) in the United States, stepped down from his position by mutual consent with the Supervisory Board and the Board of Management effective September 1, 2007. On November 21, 2007, he was succeeded by way of a court successor appointment by Mr. Valter Sanches, Secretary General of the Brazilian trade union Confederação Nacional dos Metalúrgicos/CUT. As of October 1, 2007, Mr. Uwe Werner, Chairman of the Employee Council of the Bremen plant, succeeded by way of a court successor appointment Mr. Udo Richter, who took early retirement and therefore stood down from the Supervisory Board. Effective December 31, 2007, Mr. Earl G. Graves and Mr. Peter A. Magowan stood down from their positions in amicable agreement with the Chairman of the Supervisory Board and the Board of Management. In December, the Supervisory Board expressed its consent to the planned court appointment of Ms. Sari Maritta Baldauf and Dr. Jürgen Hambrecht and to the proposal of those two persons for subsequent election by the Annual Meeting in 2008, both representing the shareholders.

Personnel changes in the Board of Management. In May 2007, the Supervisory Board consented to the premature departure from the Daimler Board of Management of Mr. Thomas W. LaSorda, Mr. Eric R. Ridenour and Mr. Thomas W. Sidlik, and approved the new distribution of responsibilities within the Board of Management, each change taking effect at the same time as the closure of the Chrysler transaction.

Audit of the 2007 financial statements. The Daimler AG financial statements and management report for 2007 were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Berlin, and were given an unqualified audit opinion. The same applies to the consolidated financial statements prepared according to IFRS, which were supplemented with a group management report and additional notes. The financial statements and the appropriation of earnings proposed by the Board of Management, as well as the auditors' reports, were submitted to the Supervisory Board and discussed in the presence of the auditors, who reported on the results of their audit. The Supervisory Board has declared itself to be in agreement with the results of the audit and has established that there are no objections to be made. The Supervisory Board has approved the financial statements presented by the Board of Management. The financial statements are thereby adopted. Finally, the Supervisory Board has examined the appropriation of earnings proposed by the Board of Management and is in agreement with this proposal.

Appreciation. The Supervisory Board thanks all of the employees of the Daimler Group and the Chrysler Group, the management and the departing members of the Supervisory Board and the Board of Management for their commitment and achievements during the year 2007. Particular gratitude is expressed to Mr. Hilmar Kopper for his outstanding personal commitment to the Group in more than 17 years as Chairman of the Supervisory Board.

Stuttgart, February 2008

The Supervisory Board

Dr. Manfred Bischoff
Chairman

oort of the Audit Committee

udit Committee convened eight times in 2007. These mee- were generally attended by the Chairman of the Supervisory d, the Chairman of the Board of Management, the Member e Board of Management for Finance & Controlling (CFO), if red also other members of the Board of Management, the nal auditors and, for the appropriate items of the agenda, the s of the relevant specialist departments. The Chairman e Audit Committee also held regular bilateral discussions, xample with the external auditors, the CFO, the Chief unting Officer, the heads of the Corporate Audit, Corporate pliance and Legal departments, and the Group's indepen- Compliance Advisor. The Audit Committee was regularly med about the results of these discussions. The Chairman e Audit Committee reported to the Supervisory Board about esults of each meeting in the following Supervisory Board ing.

o meetings attended by the external auditors in February , the Audit Committee reviewed the annual company financial ments, the annual consolidated financial statements as as the management report of the company and the Group e year 2006, the annual report according to Form 20-F, roposal made by the Board of Management on the appropria- of profits, and the report of the Board of Management h was intended for subsequent publication). The Audit Com- e recommended that at its next meeting the Supervisory d should approve the annual financial statements and adopt oard of Management's proposal on the appropriation of s.

ther meetings during the course of the year, the Audit Com- e held detailed discussions with the Board of Management, attended by the external auditors, concerning the annual cial statements for 2006 and 2005 in accordance with the national Financial Reporting Standards (IFRS) following hangeover from US GAAP, the half-year results on the basis e Group's interim report on the second quarter of 2007, as as the interim reports on the first and third quarters of 2007.

The Audit Committee also regularly examined the qualifications and independence of the external auditors, and, in a separate procedure, its efficiency. The Audit Committee continually monitored the implementation of the principles decided upon for the approval of services provided by the external auditors. After receiving the approval of the Annual Meeting, the Audit Committee engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Berlin, to conduct the annual audit, negotiated the audit fee of the external auditors, and determined the important audit issues for the year 2007.

The Audit Committee was also occupied with new accounting standards and their interpretation in 2007. Another key point of discussion was the implementation of internal control mechanisms in accordance with Section 404 of the Sarbanes-Oxley Act. The Audit Committee was also occupied with the risk monitoring system, the risks from legal proceedings, the reports and programs of the Corporate Audit department and the compliance organization, as well as new legislative developments of relevance for the Audit Committee.

As in the prior year, the investigations taking place in the company that were initiated by the United States Securities and Exchange Commission (SEC) formed another focus of the Audit Committee's work in 2007. In each regular meeting, the Audit Committee was informed about the stage of affairs by the Group's management and the lawyers and external auditors involved. In this context, progress with the further development and implementation of internal guidelines and codes of conduct was discussed. The Audit Committee also received information on the status of the Group's internal control over financial reporting. The Chairman of the Audit Committee was also continually informed about important targets and activities of the compliance organization between the regular meetings. All of the Audit Committee's suggestions were acted upon by the Board of Management.



Bernhard Walter, Chairman of the Audit Committee

Furthermore, the Audit Committee dealt regularly with complaints and criticism concerning financial reporting, the Group's reputation and the internal monitoring system, which were received confidentially and, if desired, anonymously from Daimler employees. It received information separately on violations of Section 302, Subsection 5 of the Sarbanes-Oxley Act.

In two meetings attended by the external auditors in February 2008, the Audit Committee reviewed the annual company financial statements and the annual consolidated financial statements for 2007 with the respective management reports, including the annual report on Form 20-F, and the proposal made by the Board of Management on the appropriation of profits. The audit reports and important accounting matters were discussed in detail with the external auditors. Following intensive review and discussion of the documents, the Audit Committee then recommended that the Supervisory Board agree to the Board of Management's proposal on the appropriation of distributable profits and approve the financial statements.

Once again in the year 2007, the Audit Committee conducted a specific self-evaluation of its activities.

Stuttgart, February 2008

The Audit Committee



Bernhard Walter
Chairman

e Consolidated Financial Statements of Daimler AG
d its subsidiaries, which is presented in the following,
ve been prepared in accordance with International
nancial Reporting Standards (IFRS). The Consolidated
nancial Statements also include all additional
quirements set forth in Section 315a(1) of the German
mmercial Code (HGB).

Contents

134 **Responsibility Statement**

135 **Independent Auditors' Report**

136 **Consolidated Statements of Income**

137 **Consolidated Balance Sheets**

138 **Consolidated Statements of Changes in Equity**

139 **Consolidated Statements of Cash Flows**

140 **Notes to Consolidated Financial Statements**

140 1. Summary of significant accounting policies
148 2. Significant acquisitions and dispositions of interests in companies and other disposals of assets and liabilities
150 3. Revenue
150 4. Functional costs
152 5. Other operating income (expense), net
152 6. Other financial income (expense), net
152 7. Interest income (expense), net
153 8. Income taxes
156 9. Intangible assets
158 10. Property, plant and equipment
159 11. Equipment on operating leases
160 12. Investments accounted for using the equity method
162 13. Receivables from financial services
164 14. Other financial assets
165 15. Other assets
165 16. Inventories
166 17. Trade receivables
166 18. Assets and liabilities held for sale (Potsdamer Platz)
167 19. Equity
168 20. Share-based payment
170 21. Pensions and similar obligations
176 22. Provisions for other risks
177 23. Financing liabilities
178 24. Other financial liabilities
178 25. Other liabilities
178 26. Consolidated statements of cash flows
179 27. Legal proceedings
180 28. Guarantees and other financial commitments
182 29. Financial instruments
185 30. Risk management
193 31. Segment reporting
197 32. Capital management
198 33. Earnings per share
198 34. Related party relationships
199 35. Remuneration of the members of the Board of Management and the Supervisory Board and additional information concerning the German Corporate Governance Code
201 36. Principal accountant fees
201 37. Additional information

sponsibility Statement

:ccordance with Section 297 (2), 4 and Section 315 (1), 6 of the HGB (German Commercial Law)

e best of our knowledge, and in accordance with the applicable
rting principles, the consolidated financial statements give
e and fair view of the assets, liabilities, financial position and
t or loss of the Group, and the Group management report
des a fair review of the development and performance of the
ness and the position of the Group, together with a descrip-
of the principal opportunities and risks associated with the
cted development of the Group.

gart, February 25, 2008

r Zetsche

Andreas Renschler

ther Fleig

Bodo Uebber

ger Grube

Thomas Weber

Independent Auditors' Report

We have audited the consolidated financial statements prepared by the Daimler AG (formerly DaimlerChrysler AG), Stuttgart, comprising balance sheet, income statement, statement of changes in equity, cash flow statement and notes to the consolidated financial statements, together with the management report for Daimler AG and subsidiaries (the Group) for the business year from January 1 to December 31, 2007. The preparation of the consolidated financial statements and the Group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit. In addition, we have been engaged to express an opinion as to whether the consolidated financial statements comply with IFRS as promulgated by the International Accounting Standards Board (IASB-IFRS).

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB (Handelsgesetzbuch; German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any qualifications.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and IASB-IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Stuttgart, February 25, 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Nonnenmacher
Wirtschaftsprüfer

Krauß
Wirtschaftsprüfer

nsolidated Statements of Income

	Note	Consolidated Year ended December 31, 2007	2006	2005	Industrial Business[1] Year ended December 31, 2007	2006	2005	Daimler Financial Services[1] Year ended December 31, 2007	2006	2005
ons of €)										
ue	3	99,399	99,222	95,209	90,688	91,116	87,415	8,711	8,106	7,794
f sales	4	(75,404)	(78,782)	(76,663)	(68,168)	(72,215)	(70,288)	(7,236)	(6,567)	(6,375)
profit		23,995	20,440	18,546	22,520	18,901	17,127	1,475	1,539	1,419
expenses	4	(8,956)	(8,936)	(9,006)	(8,643)	(8,629)	(8,673)	(313)	(307)	(333)
al administrative expenses	4	(4,023)	(4,088)	(3,862)	(3,492)	(3,618)	(3,310)	(531)	(470)	(552)
rch and non-capitalized pment costs		(3,158)	(3,018)	(3,337)	(3,158)	(3,018)	(3,337)	-	-	-
operating income (expense), net	5	27	642	(171)	35	617	(209)	(8)	25	38
of profit (loss) from anies accounted for using uity method, net	12	1,053	(148)	372	1,051	(174)	429	2	26	(57)
financial income (expense), net	6	(228)	100	331	(233)	106	333	5	(6)	(2)
gs before interest xes (EBIT) [2]		8,710	4,992	2,873	8,080	4,185	2,360	630	807	513
st income (expense), net	7	471	(90)	(447)	482	(80)	(441)	(11)	(10)	(6)
before income taxes		9,181	4,902	2,426	8,562	4,105	1,919	619	797	507
e tax (expense) benefit	8	(4,326)	(1,736)	(173)	(4,101)	(1,398)	55	(225)	(338)	(228)
rofit from continuing operations		4,855	3,166	2,253	4,461	2,707	1,974	394	459	279
ofit (loss) from discontinued tions	2	(870)	617	1,962	(1,850)	46	1,383	980	571	579
rofit		3,985	3,783	4,215	2,611	2,753	3,357	1,374	1,030	858
ity interest		(6)	(39)	(66)						
attributable to shareholders mler AG		3,979	3,744	4,149						

	Note	2007	2006	2005
ngs (loss) per share (in €) ofit attributable to shareholders mler AG	33			
profit from continuing operations		4.67	3.06	2.16
profit (loss) from discontinued operations		(0.84)	0.60	1.93
profit		3.83	3.66	4.09
d				
profit from continuing operations		4.63	3.04	2.15
profit (loss) from discontinued operations		(0.83)	0.60	1.93
profit		3.80	3.64	4.08

tional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.
 includes expenses from compounding of provisions (2007: €444 million; 2006: €418 million; 2005: €350 million).

ccompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

	Note	Consolidated At December 31, 2007	2006	Industrial Business[1] At December 31, 2007	2006	Daimler Financial Services[1] At December 31, 2007	2006
(in millions of €)							
Assets							
Intangible assets	9	5,202	7,614	5,128	7,486	74	128
Property, plant and equipment	10	14,650	32,747	14,600	32,603	50	144
Equipment on operating leases	11	19,638	36,949	8,186	10,383	11,452	26,566
Investments accounted for using the equity method	12	5,034	5,104	4,845	4,824	189	280
Receivables from financial services	13	22,933	41,180	-	-	22,933	41,180
Other financial assets	14	3,044	5,889	2,817	5,044	227	845
Deferred tax assets	8	1,882	5,000	1,613	4,772	269	228
Other assets	15	480	2,720	339	2,611	141	109
Total non-current assets		72,863	137,203	37,528	67,723	35,335	69,480
Inventories	16	14,086	18,396	13,604	17,736	482	660
Trade receivables	17	6,361	7,671	6,135	7,423	226	248
Receivables from financial services	13	16,280	35,989	-	-	16,280	35,989
Cash and cash equivalents		15,631	8,409	14,894	6,060	737	2,349
Other financial assets	14	6,583	7,043	77	6	6,506	7,037
Other assets	15	2,368	2,923	(68)	479	2,436	2,444
Sub-total current assets		61,309	80,431	34,642	31,704	26,667	48,727
Assets held for sale (Potsdamer Platz)	18	922	-	922	-	-	-
Total current assets		62,231	80,431	35,564	31,704	26,667	48,727
Total assets		135,094	217,634	73,092	99,427	62,002	118,207
Equity and liabilities							
Share capital		2,766	2,673				
Capital reserves		10,221	8,613				
Retained earnings		22,656	23,702				
Other reserves		1,075	1,937				
Treasury shares		-	-				
Equity attributable to shareholders of Daimler AG		36,718	36,925				
Minority interest		1,512	421				
Total equity	19	38,230	37,346	33,840	28,525	4,390	8,821
Provisions for pensions and similar obligations	21	3,852	19,014	3,686	18,857	166	157
Provisions for income taxes		1,761	2,492	1,761	773	-	1,719
Provisions for other risks	22	6,129	9,801	5,984	9,601	145	200
Financing liabilities	23	31,867	53,506	11,905	4,447	19,962	49,059
Other financial liabilities	24	1,673	1,732	1,515	1,597	158	135
Deferred tax liabilities	8	673	499	(2,091)	(4,175)	2,764	4,674
Deferred income		1,855	3,296	1,351	1,849	504	1,447
Other liabilities	25	114	112	114	111	-	1
Total non-current liabilities		47,924	90,452	24,225	33,060	23,699	57,392
Trade payables		6,939	13,716	6,730	13,478	209	238
Provisions for income taxes		548	1,130	(1,180)	1,104	1,728	26
Provisions for other risks	22	7,272	14,114	7,026	13,729	246	385
Financing liabilities	23	23,100	46,030	(6,886)	(1,793)	29,986	47,823
Other financial liabilities	24	8,442	8,369	7,329	6,750	1,113	1,619
Deferred income		1,341	4,959	777	3,207	564	1,752
Other liabilities	25	1,272	1,518	1,205	1,367	67	151
Sub-total current liabilities		48,914	89,836	15,001	37,842	33,913	51,994
Liabilities held for sale (Potsdamer Platz)	18	26	-	26	-	-	-
Total current liabilities		48,940	89,836	15,027	37,842	33,913	51,994
Total equity and liabilities		135,094	217,634	73,092	99,427	62,002	118,207

1 Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.

The accompanying notes are an integral part of these consolidated financial statements.

nsolidated Statements of Changes in Equity[1]

				Other reserves						
	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available-for-sale	Derivative financial instruments	Treasury shares	Equity attributable to share-holders of Daimler-AG	Minority interests	Total equity
ns of €)										
e at January 1, 2005	2,633	8,043	18,855	-	422	2,045	-	31,998	670	32,668
rofit	-	-	4,149	-	-	-	-	4,149	66	4,215
ne and (expenses) recognized tly in equity	-	-	-	1,967	(39)	(2,094)	-	(166)	15	(151)
rred taxes on income expenses) recognized tly in equity	-	-	-	-	68	801	-	869	(4)	865
come for period	-	-	4,149	1,967	29	(1,293)	-	4,852	77	4,929
nds	-	-	(1,519)	-	-	-	-	(1,519)	(56)	(1,575)
based payment	-	107	-	-	-	-	-	107	-	107
f new shares	14	141	-	-	-	-	-	155	45	200
ition of treasury shares	-	-	-	-	-	-	(21)	(21)	-	(21)
f treasury shares	-	-	-	-	-	-	21	21	-	21
	-	(48)	-	-	-	-	-	(48)	(324)	(372)
e at December 31, 2005	2,647	8,243	21,485	1,967	451	752	-	35,545	412	35,957
rofit	-	-	3,744	-	-	-	-	3,744	39	3,783
ne and (expenses) recognized tly in equity	-	-	-	(1,585)	120	414	-	(1,051)	(36)	(1,087)
rred taxes on income expenses) recognized tly in equity	-	-	-	-	(27)	(155)	-	(182)	-	(182)
come for period	-	-	3,744	(1,585)	93	259	-	2,511	3	2,514
nds	-	-	(1,527)	-	-	-	-	(1,527)	(20)	(1,547)
based payment	-	39	-	-	-	-	-	39	-	39
f new shares	26	284	-	-	-	-	-	310	9	319
ition of treasury shares	-	-	-	-	-	-	(29)	(29)	-	(29)
f treasury shares	-	-	-	-	-	-	29	29	-	29
	-	47	-	-	-	-	-	47	17	64
e at December 31, 2006	2,673	8,613	23,702	382	544	1,011	-	36,925	421	37,346
rofit	-	-	3,979	-	-	-	-	3,979	6	3,985
ne and (expenses) gnized directly in equity	-	-	-	(800)	(244)	32	-	(1,012)	68	(944)
rred taxes on income expenses) recognized tly in equity	-	-	-	-	19	131	-	150	1	151
come for period	-	-	3,979	(800)	(225)	163	-	3,117	75	3,192
nds	-	-	(1,542)	-	-	-	-	(1,542)	(37)	(1,579)
based payment	-	36	-	-	-	-	-	36	-	36
f new shares	93	1,549	-	-	-	-	-	1,642	14	1,656
ition of treasury shares	-	-	-	-	-	-	(3,510)	(3,510)	-	(3,510)
f treasury shares	-	-	-	-	-	-	27	27	-	27
nent of own shares	-	-	(3,483)	-	-	-	3,483	-	-	-
	-	23	-	-	-	-	-	23	1,039	1,062
e at December 31, 2007	2,766	10,221	22,656	(418)	319	1,174	-	36,718	1,512	38,230

ther information regarding changes in equity, see Note 19.

companying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows [1]

	Consolidated			Industrial Business[2]			Daimler Financial Services[2]		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
(in millions of €)									
Net profit adjusted for	3,985	3,783	4,215	2,611	2,753	3,357	1,374	1,030	858
Depreciation and amortization	8,010	12,944	12,004	4,220	7,173	7,335	3,790	5,771	4,669
Other non-cash expense and income	3,514	177	43	3,121	(464)	465	393	641	(422)
(Gains) losses on disposals of assets	(1,307)	(529)	(1,228)	(1,306)	(545)	(1,145)	(1)	16	(83)
Change in operating assets and liabilities									
- Inventories	(1,751)	68	(1,364)	(1,621)	224	(1,353)	(130)	(156)	(11)
- Trade receivables	215	(121)	(194)	198	(118)	(150)	17	(3)	(44)
- Trade payables	208	155	722	246	122	725	(38)	33	(3)
- Inventory-related receivables from financial services	(175)	(344)	(2,438)	(175)	(344)	(2,438)	-	-	-
- Other operating assets and liabilities	389	(1,796)	(728)	(1,706)	(2,344)	(1,027)	2,095	548	299
Cash provided by operating activities	13,088	14,337	11,032	5,588	6,457	5,769	7,500	7,880	5,263
Purchase of equipment on operating leases	(11,231)	(15,811)	(12,432)	-	-	-	(11,231)	(15,811)	(12,432)
Proceeds from disposals of equipment on operating leases	4,318	4,991	4,488	-	-	-	4,318	4,991	4,488
Additions to property, plant and equipment	(4,247)	(5,874)	(6,480)	(4,206)	(5,845)	(6,435)	(41)	(29)	(45)
Additions to intangible assets	(1,354)	(1,322)	(1,550)	(1,327)	(1,301)	(1,529)	(27)	(21)	(21)
Proceeds from disposals of property, plant and equipment and intangible assets	1,297	710	751	1,263	683	719	34	27	32
Investments in businesses	(159)	(473)	(552)	(153)	(54)	(425)	(6)	(419)	(127)
Proceeds from disposals of businesses	3,799	1,158	516	3,796	1,169	187	3	(11)	329
Cash inflow related to the transfer of the Chrysler activities	22,594	-	-	24,029	-	-	(1,435)	-	-
Change in wholesale receivables	(422)	57	11	(1,155)	348	1,479	733	(291)	(1,468)
Investments in retail receivables	(19,813)	(27,550)	(27,073)	9,920	8,666	7,568	(29,733)	(36,216)	(34,641)
Collections on retail receivables	18,959	27,225	29,736	(7,207)	(7,548)	(6,334)	26,166	34,773	36,070
Proceeds from sale of retail receivables	2,247	2,339	1,599	-	-	-	2,247	2,339	1,599
Acquisition of securities (other than trading)	(15,030)	(14,827)	(10,773)	(15,030)	(14,862)	(10,780)	-	35	7
Proceeds from sales of securities (other than trading)	19,617	13,467	11,025	19,558	13,467	11,024	59	-	1
Change in other cash	(38)	53	497	(216)	43	516	178	10	(19)
Cash provided by (used for) investing activities	20,537	(15,857)	(10,237)	29,272	(5,234)	(4,010)	(8,735)	(10,623)	(6,227)
Change in short-term financing liabilities	(9,763)	1,472	(1,318)	(7,347)	3,104	10,635	(2,416)	(1,632)	(11,953)
Additions to long-term financing liabilities	16,195	29,107	50,097	(19,508)	(5,744)	(27,068)	35,703	34,851	77,165
Repayment of long-term financing liabilities	(28,230)	(26,940)	(48,688)	5,240	1,425	14,828	(33,470)	(28,365)	(63,516)
Dividends paid (including profit transferred from subsidiaries)	(1,579)	(1,553)	(1,575)	(1,179)	(722)	(413)	(400)	(831)	(1,162)
Proceeds from issuance of share capital (including minority interest)	1,683	339	227	1,440	306	207	243	33	20
Purchase of treasury shares	(3,510)	(29)	(27)	(3,510)	(29)	(27)	-	-	-
Cash provided by (used for) financing activities	(25,204)	2,396	(1,284)	(24,864)	(1,660)	(1,838)	(340)	4,056	554
Effect of foreign exchange rate changes on cash and cash equivalents	(1,199)	(530)	706	(1,162)	(432)	625	(37)	(98)	81
Net increase (decrease) in cash and cash equivalents	7,222	346	217	8,834	(869)	546	(1,612)	1,215	(329)
Cash and cash equivalents at the beginning of the period	8,409	8,063	7,846	6,060	6,929	6,383	2,349	1,134	1,463
Cash and cash equivalents at the end of the period	15,631	8,409	8,063	14,894	6,060	6,929	737	2,349	1,134

1 For other information regarding consolidated statements of cash flows, see Note 26.
2 Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.

The accompanying notes are an integral part of these consolidated financial statements.

ıtes to Consolidated Financial Statements

ımmary of significant accounting policies

ɛral information

ɔonsolidated financial statements of Daimler AG and its idiaries ("Daimler" or "the Group") have been prepared in rdance with International Financial Reporting Standards) and related interpretations as issued by the International unting Standards Board (IASB).

ɔonsolidated financial statements also include all information ired by the IFRS as endorsed by the European Union, as as additional requirements as set forth in Section 315a(1) of German Commercial Code.

egal consolidated financial statements of previous periods based on United States Generally Accepted Accounting ciples (US GAAP). On April 25, 2007, Daimler additionally pub-d consolidated financial statements in accordance with for the years 2006 and 2005 as a basis for its IFRS interim ncial reporting starting in 2007. The effects of the first-time ption of IFRS and transition from US GAAP to IFRS on equity January 1, 2005, and a reconciliation of net profit for 2006 2005 are included in those previously issued consolidated ncial statements.

ıler AG is a stock corporation organized under the laws of the ɛral Republic of Germany. The company is entered in the mercial Register of the Stuttgart District Court under No. HRB 50 and its registered office is located at Mercedesstrasse 137, 27 Stuttgart, Germany. The Extraordinary Shareholder's ting of DaimlerChrysler AG held on October 4, 2007, approved renaming of the company as Daimler AG.

consolidated financial statements of Daimler AG are ented in euros (€).

February 25, 2008, the Board of Management authorized consolidated financial statements for issue.

Basis of presentation

Applied IFRS. The accounting policies applied in the consolidated financial statements comply with the IFRS required to be applied as of December 31, 2007.

As of December 31, 2007, the amendment of IAS 1 "Presentation of Financial Statements – Capital Disclosures" is applied for the first time (for information about capital management see Note 32).

In accordance with the transition provisions of IFRS 8 "Operating Segments" the Group has early adopted that standard. IFRS 8 sets out requirements for the disclosure of financial information about an entity's operating segments in the annual financial statements. IFRS 8 replaces IAS 14 "Segment Reporting" and follows the so called management approach in segment reporting. Therefore information concerning the operating segments is published based on the internal reporting.

IFRS issued but not yet adopted. In March 2007, the IASB issued an amendment of IAS 23 "Borrowing Costs." The amendment removes the option of immediately recognizing borrowing costs as an expense which is currently elected by the Group. The amended standard requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets. Assets are considered qualifying when a substantial period of time is necessary to get them ready for use or sale. Adoption of the amendment is required prospectively starting from January 1, 2009, with earlier adoption permitted. Daimler will not apply this standard earlier and will determine the expected effect on initial application.

In September 2007, the IASB issued the revised IAS 1 "Presentation of Financial Statements." The intention of the revision is to facilitate the analysis and comparison of financial statements for users. IAS 1 demands a Statement of Comprehensive Income and under certain circumstances the inclusion of the opening balance sheet of the comparative period. The revised standard has to be applied prospectively from January 1, 2009. Earlier adoption is permitted. Daimler will not apply this standard earlier.

In January 2008, the IASB published the revisions of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements." Major changes are: (a) Requiring that the assets acquired, the liabilities assumed, and equity interests be consistently measured at fair value on the acquisition date (b) Costs incurred in an acquisition are recognized in the income statement of the period (c) Option of measuring any non-controlling interest in the entity acquired at fair value (d) Once control is obtained all other increases and decreases in ownership interest are reported in equity. Adoption of the standard is required prospectively for annual periods beginning on or after July 1, 2009, with earlier adoption permitted. Daimler will determine the expected effect on the Group's consolidated financial statements and elect an adoption date.

Presentation. Presentation in the balance sheet differentiates between current and non-current assets and liabilities. Assets and liabilities are classified as current if they mature within one year or within a longer operating cycle. Deferred tax assets and liabilities as well as assets and provisions from defined pension plans and similar obligations are presented as non-current items. The consolidated statement of income is presented using the cost-of-sales method.

Commercial practices with respect to certain products manufactured by the Group necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by the activities of its financial services business.

To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the results of operations and financial position of the Group's industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations and financial position of the Group's industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have been allocated to the industrial business columns.

Measurement. The consolidated financial statements have been prepared on the historical cost basis with the exception of certain items such as available-for-sale financial assets, derivative financial instruments or hedged items as well as defined pension plans and similar obligations. Measurement models applied to those exceptions are described below.

Use of estimates and judgements. Preparation of the consolidated financial statements requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense for the period. Significant items related to such estimates and judgments include recoverability of investments in equipment on operating leases, collectibility of receivables from financial services, assumptions of future cash flows from cash-generating units or development projects, recoverability of tax assets, useful lives of plant and equipment, warranty obligations, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

For several years, the industrial business activities of Daimler have been confronted with increasing worldwide competitive, technological and regulatory pressure. In this environment, management of Daimler identified and initiated changes including modification to its investment policies, procurement, development and production processes, e.g. platform strategies and the increasing use of identical parts and modules. In consideration of those strategic decisions, Daimler considered the effects on the use of its property, plant and equipment. Useful lives of depreciable property, plant and equipment have been reassessed and changed to reflect the changing business environment. Due to this change in estimates, profit before income taxes of the fiscal year 2007 increased by €888 million (€556 million, net of taxes and €0.54 per share). The effect on the years 2008 and 2009 is expected to be €708 million and €485 million before income taxes. The effects of the change in estimates on net profit (loss) from discontinued operations were not material.

Risks and uncertainties. Daimler's financial position, results of operations and cash flows are subject to numerous risks and uncertainties. Factors that could affect Daimler's future financial statements and cause actual results to vary materially from expectations include, but are not limited to, adverse changes in global economic conditions; a further increase in overcapacity and intense competition in the automotive industry; dependence on suppliers, primarily single-source suppliers; the concentrations of Daimler's revenue derived from the United States and Western Europe; the significant portion of Daimler's workforce subject to collective bargaining agreements; fluctuations in currency exchange rates, interest rates and commodity prices; significant legal proceedings and environmental and other government regulations.

Principles of consolidation. The consolidated financial statements include the financial statements of Daimler and generally the financial statements of all subsidiaries including special purpose entities which are directly or indirectly controlled by Daimler. Control means the power, directly or indirectly, to govern the financial and operating policies of an entity so that the Group obtains benefits from its activities.

inancial statements of consolidated subsidiaries are gen- / prepared as of the balance sheet date of the consolidated cial statements, except for Mitsubishi Fuso Truck and Bus oration ("MFTBC"), representing a significant subgroup which nsolidated with a one-month time lag. Adjustments are : for significant events or transactions that occur during the lag.

inancial statements of Daimler and its subsidiaries included : consolidated financial statements were prepared using rm recognition and valuation principles. All significant inter- any accounts and transactions relating to consolidated diaries and consolidated special purpose entities have been nated.

ess combinations arising after the transition to IFRS on ry 1, 2005, are accounted for using the purchase method.

ler transfers significant amounts of automotive finance vables in the ordinary course of business to special purpose es primarily in "asset-backed securitizations." According S 27 "Consolidated and Separate Financial Statements" and tanding Interpretations Committee Interpretation (SIC) 12 solidation - Special Purpose Entities" those special purpose es have to be consolidated by the transferor. The transfer- inancial assets remain on Group accounts. The major portion se receivables was generated by the Chrysler activities sed of in 2007.

stments in associated companies and joint ventures. ciated companies are significant equity investments in which ler has the ability to exercise significant influence over the cial and operating policies of the investee. Joint ventures are : entities over whose activities Daimler has joint control partners, established by contractual agreement and requiring imous consent for strategic financial and operating deci- . Significant associated companies and joint ventures are unted for using the equity method.

xcess of the cost of Daimler's initial investment in equity od companies over the Group's proportionate ownership est is recognized as investor level goodwill and included e carrying amount of the investment accounted for using quity method.

: carrying amount exceeds the recoverable amount of an stment in any associated company or joint venture that emed to be other than temporary, the carrying amount of nvestment has to be reduced to the recoverable amount. ecoverable amount is the higher of value in use or fair value costs to sell. An impairment loss is recognized in the income ment in the line item share of profit (loss) from companies unted for using the equity method, net.

Profits from transactions with associated companies and joint ventures are eliminated by reducing the carrying amount of the investment.

For the investments in the European Aeronautic Defence and Space Company EADS N.V. ("EADS") and in the Chrysler Holding LLC ("Chrysler") the Group's proportionate share of the results of operations are included in Daimler's consolidated financial statements on a three-month time lag because the financial statements of EADS and Chrysler are not made available timely to Daimler. Adjustments are made for all significant events or transactions that occur during the time lag (see also Note 12).

Foreign currency translation. Transactions in foreign currency are translated at the relevant foreign exchange rates prevailing at the transaction date. Subsequent gains and losses from the remeasurement of financial assets and liabilities denominated in foreign currency are recognized in profit and loss (except for available-for-sale equity instruments and financial liabilities designated as a hedge of a net investment in a foreign operation).

The assets and liabilities of foreign companies, where the functional currency is not the euro, are translated into euro using period end exchange rates. The translation adjustments generated after the transition to IFRS on January 1, 2005, are recorded directly in equity. The consolidated statements of income and cash flows are translated into euro using average exchange rates during the respective periods.

The exchange rates of the US dollar, as the most significant foreign currency for Daimler, were as follows:

	2007	2006	2005
	€1 =	€1 =	€1 =
Exchange rate at December 31	**1.4721**	1.3170	1.1797
Average exchange rates			
First quarter	**1.3106**	1.2023	1.3113
Second quarter	**1.3481**	1.2582	1.2594
Third quarter	**1.3738**	1.2743	1.2199
Fourth quarter	**1.4487**	1.2887	1.1897

Accounting policies

Revenue recognition. Revenue from sales of vehicles, service parts and other related products is recognized when the risks and rewards of ownership of the goods are transferred to the customer, the amount of revenue can be estimated reliably and collectibility is reasonably assured. Revenue is recognized net of discounts, cash sales incentives, customer bonuses and rebates granted.

Daimler uses price discounts in response to a number of market and product factors, including pricing actions and incentives offered by competitors, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumers' monthly lease payment, or reduced financing rate programs offered to consumers.

Revenue from receivables from financial services is recognized using the effective interest method. When loans are issued below market rates, related receivables are recognized at present value and revenue is reduced for the interest incentive granted.

The Group offers an extended, separately priced warranty for certain products. Revenue from these contracts is deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the current period, if the sum of the expected costs for services under the contract exceeds unearned revenue.

For transactions with multiple deliverables, such as when vehicles are sold with free service programs, the Group allocates revenue to the various elements based on their objectively and reliably determined fair values.

Sales under which the Group guarantees the minimum resale value of the product, such as in sales to certain rental car company customers, are accounted for similar to an operating lease. The guarantee of the resale value may take the form of an obligation by Daimler to pay any deficiency between the proceeds the customer receives upon resale in an auction and the guaranteed amount, or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from the resale of these vehicles are included in gross profit.

Revenue from operating leases is recognized on a straight-line basis over the lease term.

Research and non-capitalized development costs. Expenditure for research and development that does not meet the conditions for capitalization according to IAS 38 "Intangible Assets" is expensed as incurred.

Borrowing costs. Borrowing costs are expensed as incurred.

Interest income (expense), net. Interest income (expense), net includes interest expense from liabilities, interest income from investments in securities, cash and cash equivalents as well as interests and changes in fair values related to interest rate hedging activities. Income and expense resulting from the allocation of premiums and discounts is also included. Furthermore, the interest component from defined pension plans and similar obligations is disclosed under this line item.

An exception to the above mentioned principles is made for Financial Services. In this case the interest income and expense as well as the result from derivative financial instruments are disclosed under revenue and cost of sales, respectively.

Other financial income (expense), net. Other financial income (expense), net includes income and expense from financial transactions which are not included under interest expense, net, e.g. expense from the compounding of interest on provisions for other risks.

Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduces Daimler's percentage ownership ("dilution gains and losses") and Daimler's share of any dilution gains and losses reported by its investees accounted for under the equity method are also recognized in other financial income (expense), net.

Income taxes. Current income taxes are determined based on respective local taxable income of the period and tax rules. In addition, current income taxes include adjustments for uncertain tax payments or tax refunds for periods not yet assessed as well as interest expense and penalties on the underpayment of taxes. Deferred tax is included in income tax expense and reflects the changes in deferred tax assets and liabilities except for changes recognized directly in equity.

Deferred tax assets or liabilities are determined based on temporary differences between financial reporting and the tax basis of assets and liabilities including differences from consolidation, loss carry forwards and tax credits. Measurement takes place on the basis of the tax rates whose effectiveness is expected for the period in which an asset is realized or a liability is settled. For this purpose the tax rates and tax rules, which are effective at the balance sheet date or are highly probable to become effective, are used. Deferred tax assets are recognized to the extent that taxable profit at the level of the relevant tax authority will be available for the utilization of the deductible temporary differences. Daimler recognizes a valuation allowance for deferred tax assets when it is not probable that a respective amount of future taxable profit will be available or when Daimler has no control over the tax advantage.

benefits resulting from uncertain income tax positions recognized at the best estimate of the tax amount expected e paid.

ontinued operations. Until August 3, 2007, the consolidated ating activities of the Chrysler Group and the related financial ices business in North America are presented as discontinued ations in the Group's statements of income (see Note 2).

ings (loss) per share. Basic earnings (loss) per share are ulated by dividing profit or loss attributable to shareholders aimler by the weighted average number of shares outding. Diluted earnings per share reflect in addition the potenilution that would occur if all securities and other contracts sue ordinary shares were exercised or converted.

dwill. For acquisitions consummated after the transition to on January 1, 2005, goodwill represents the excess of the cost acquired business over the fair values assigned to the rately identifiable assets acquired and the liabilities assumed; purchase of minority rights is treated in the same manner. e case of an adjustment for contingent consideration such unt is included in goodwill.

er intangible assets. Intangible assets acquired are sured at cost less accumulated amortization and any accuated impairment losses. Intangible assets with indefinite are reviewed annually to determine whether indefinite life essment continues to be supportable. If not, the change e useful life assessment from indefinite to finite is made prospective basis.

ngible assets other than development costs with finite ul lives are generally amortized on a straight-line basis over useful lives (3 to 10 years) and are reviewed for impairment never there is an indication that the intangible asset may be aired. The amortization period for intangible assets with e useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting mates. The amortization expense on intangible assets with e useful lives is recorded in functional costs.

elopment costs are recognized if the conditions for capitalization ording to IAS 38 are met. Subsequent to initial recognition, asset is carried at cost less accumulated amortization and umulated impairment losses. Capitalized development costs ude all direct costs and allocable overhead and are amortized the expected product life cycle (2 to 10 years). Amortization apitalized development costs is an element of the manufacng costs allocated to those vehicles and components by ch they have been generated and is included in cost of sales n the inventory is sold.

Property, plant and equipment. Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation and any accumulated impairment losses. The costs of internally produced equipment and facilities include all direct costs and allocable overheads. Acquisition or manufacturing costs include the estimate of the costs of dismantling and removing the item and restoring the site, if any. Plant and equipment under finance leases are stated at the lower of present value of minimum lease payments or fair value less the respective accumulated depreciation and any accumulated impairment losses. Depreciation expense is recognized using the straight-line method. A residual value of the asset is considered. Property, plant and equipment are depreciated over the following useful lives:

Buildings and site improvements	10 to 50 years
Technical equipment and machinery	6 to 25 years
Other equipment, factory and office equipment	2 to 30 years

Leasing. Leasing includes all arrangements that transfer the right to use a specified asset for a stated period of time in return for a payment, even if the right to use such asset is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and a lessor of its products, principally passenger cars, trucks, vans and buses. It is evaluated on the basis of the risks and rewards of a leased asset whether the ownership of the leased asset is attributed to the lessee (finance lease) or to the lessor (operating lease). Rent expense on operating leases where the Group is lessee is recognized over the respective lease terms on a straight-line basis. Equipment on operating leases where the Group is lessor is carried initially at its acquisition or manufacturing cost and is depreciated to its residual value over the contractual term of the lease, on a straight-line basis. The same accounting principles apply to assets if Daimler sells such assets and leases them back from the buyer.

Impairment of non-financial assets. Daimler assesses at each reporting date whether there is an indication that an asset may be impaired. If such indication exists, or when annual impairment testing for an asset is required (e.g. goodwill, intangible assets with indefinite useful lives as well as intangible assets not yet in use), Daimler estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (cash-generating unit). The recoverable amount is the higher of fair value less costs to sell and value in use. Daimler determines the recoverable amount as fair value less costs to sell and compares it with the carrying amount (including goodwill). Fair value is measured by discounting future cash flows using a risk-adjusted interest rate. Future cash flows are estimated on the basis of the operative planning supplemented by additional information from the strategic planning. Periods not covered by the forecast are taken into account by recognizing a residual value. A weighted average cost of capital of 8% was used in 2007 and 7% in 2006 as the discount factor for the industrial divisions. If fair value less costs to sell cannot be determined or is lower than the carrying amount, value in use is calculated. If the carrying amount exceeds the recoverable amount, an impairment charge is recognized amounting to the difference.

An assessment for assets other than goodwill is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case Daimler would record a partial or an entire reversal of the impairment.

Non-current assets held for sale and disposal groups. Non-current assets held for sale or disposal groups are classified as held for sale and disclosed separately in the balance sheet. The assets or disposal groups are then measured at the lower of carrying amount and fair value less costs to sell and are no longer depreciated. If fair value less costs to sell subsequently increases, any impairment loss previously recognized is reversed. The reversal is restricted to the impairment losses previously recognized for the assets concerned.

Inventories. Inventories are measured at the lower of cost and net realizable value. The net realizable value is the estimated selling price less any remaining costs to sell. The cost of inventories is based on the average cost principle and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost also includes production overhead based on normal capacity.

Financial instruments. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments in the form of financial assets and financial liabilities are generally presented separately. Financial instruments are recognized as soon as Daimler becomes a party to the contractual provisions of the financial instrument.

Upon initial recognition financial instruments are measured at fair value. For the purpose of subsequent measurement financial instruments are allocated to one of the categories mentioned in IAS 39 "Financial Instruments: Recognition and Measurement." Transaction costs directly attributable to acquisition or issuance are considered by determining the carrying amount if the financial instruments are not measured at fair value through profit or loss. If trade date and settlement date (i.e. date of delivery) differ, Daimler elects the trade date to be relevant for initial recognition or derecognition.

Financial assets. Financial assets primarily include receivables from financial services, trade receivables, receivables from banks, cash on hand, derivative financial assets and marketable securities and investments.

Financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss include financial assets held for trading.

Financial assets such as shares and interest-bearing securities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including embedded derivatives separated from the host contract, are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognized in profit or loss.

Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, such as receivables from financial services or trade receivables. After initial recognition, loans and receivables are subsequently carried at amortized cost using the effective interest method less any impairment losses, if necessary. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired. Interest effects on the application of the effective interest method are also recognized in profit or loss.

able-for-sale financial assets. Available-for-sale financial assets ion-derivative financial assets that are designated as able-for-sale or that are not classified in any of the preceding gories. This category includes among others equity uments and debt instruments such as government bonds, orate bonds and commercial papers.

initial measurement, available-for-sale financial assets are sured at fair value with unrealized gains or losses being gnized in equity in reserves from financial assets available-ale. If objective evidence of impairment exists or if changes e fair value of a debt instrument resulting from currency uations occur, these changes are recognized in profit or loss. n disposal of financial assets the accumulated gains and es recognized in equity resulting from measurement at fair e are recognized in profit or loss. If a reliable estimate of air value of an unquoted equity instrument cannot be made, nstrument is measured at cost (less any impairment losses). est earned on these financial assets is generally reported as est income using the effective interest rate method. Divi-ls are recognized in profit or loss when the right of payment been established.

and cash equivalents. Cash and cash equivalents consist arily of cash on hand, checks, demand deposits at banks as as debt instruments and certificates of deposits with an nal term of up to three months. Cash and cash equivalents espond with the classification in the consolidated statements sh flows.

airment of financial assets. At each reporting date the ying amounts of the financial assets other than those to be sured at fair value through profit or loss are assessed to rmine whether there is objective, significant evidence of im-ment (e.g. a debtor is facing serious financial difficulties, e is a substantial change in the technological, economic, legal arket environment of the debtor).

equity instruments, a significant or prolonged decline in value is objective evidence for a possible impairment. nler has defined criteria for the significance and duration decline in fair value.

ns and receivables. The amount of the impairment loss on s and receivables is measured as the difference between the ying amount of the asset and the present value of estimated re cash flows (excluding expected future credit losses that not been incurred), discounted at the original effective interest of the financial asset. The amount of the impairment loss is gnized in profit or loss.

If, in a subsequent reporting period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized in profit or loss.

The impairment loss on loans and receivables (e.g. receivables from financial services including finance lease receivables, trade receivables) in most cases is recorded using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable depends on the estimated probability of the loss of receivables. When receivables are assessed as uncollectible, the impaired asset is derecognized.

Available-for-sale financial assets. If an available-for-sale financial asset is impaired, the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is reclassified from direct recognition in equity to the income statement. Reversals with respect to equity instruments classified as available-for-sale are recognized in equity. Reversals of impairment losses on debt instruments are reversed through the statements of income if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in income.

Financial liabilities. Financial liabilities primarily include trade payables, liabilities to banks, bonds, derivative financial liabilities and other liabilities.

Financial liabilities measured at amortized cost. After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method.

Financial liabilities at fair value through profit or loss. Financial liabilities at fair value through profit or loss include financial liabilities held for trading. Derivatives, including embedded derivatives separated from the host contract, are classified as held for trading unless they are designated as effective hedging instruments in hedge accounting. Gains or losses on liabilities held for trading are recognized in profit or loss.

Derivative financial instruments and hedge accounting. Daimler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors mainly for the purposes of hedging interest rate and currency risks that arise from its operating, financing, and investing activities.

Embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

Derivative financial instruments are measured at fair value upon initial recognition and on each subsequent reporting date. The fair value of quoted derivatives is equal to their positive or negative market value. If a market value is not available, fair value is calculated using standard financial valuation models, such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

If the requirements for hedge accounting set out in IAS 39 are met, Daimler designates and documents the hedge relationship from the date a derivative contract is entered into either as a fair value hedge or a cash flow hedge. In a fair value hedge, the fair value of a recognized asset or liability or an unrecognized firm commitment is hedged. In a cash flow hedge, the variability of cash flows to be received or paid related to a recognized asset or liability or a highly probable forecast transaction is hedged. The documentation of the hedging relationship includes the objectives and strategy of risk management, the type of hedging relationship, the nature of risk being hedged, the identification of the hedging instrument and the hedged item as well as a description of the method to assess hedge effectiveness. The hedging relationships are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are regularly assessed to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Changes in the fair value of derivative instruments are recognized periodically either in earnings or equity, as a component of other reserves, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For fair value hedges, changes in the fair value of the hedged item and the derivative are recognized currently in earnings. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in other reserves, net of applicable taxes. The ineffective portion of the fair value changes is recognized in profit or loss. Amounts taken to equity are reclassified to the income statement when the hedged transaction affects the income statement.

If derivative financial instruments do not or no longer qualify for hedge accounting because the qualifying criteria for hedge accounting are not or no longer met, the derivative financial instruments are classified as held for trading.

Pensions and similar obligations. The measurement of defined benefit plans from pensions and other post-employment benefits (e.g. medical care) in accordance with IAS 19 "Employee Benefits" is based on the "projected unit credit method." For defined post-employment benefit plans, differences between actuarial assumptions used and actual results, changes in actuarial assumptions and unvested past service cost may result in gains and losses not yet recognized. Amortization of unrecognized actuarial gains and losses arising after the transition to IFRS on January 1, 2005, is recorded in accordance with the "corridor approach." This approach requires partial amortization of actuarial gains and losses in the following year if the unrecognized gains and losses exceed 10 percent of the greater of (1) the defined post-employment benefit obligation or (2) the fair value of the plan assets. In such case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

When the benefits of a plan are changed, the portion of the change in benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the impact is recognized directly in profit or loss.

A negative net obligation arising from prepaid contributions is only recognized as an asset to the extent that a cash refund from the plan or reductions of future contributions to the plan are available. Any exceeding amount is recognized in net periodic pension costs in the period when it is incurred ("asset ceiling").

Provisions for other risks and contingent liabilities. A provision is recognized when a liability to third parties has been incurred, an outflow of resources is probable and the amount of the obligation can be reasonably estimated. Those provisions are regularly reviewed and adjusted as further information develops or circumstances change.

The provision for expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience.

ler records the fair value of an asset retirement obligation the period in which the obligation is incurred.

nation benefits are recognized as an expense when the Group nonstrably committed, without realistic possibility of rawal, to a formal detailed plan to terminate employment e the regular retirement date.

e-based payment. Share-based payment comprises settled liability awards and equity-settled equity awards.

air value of equity awards is generally determined by using dified Black-Scholes option-pricing model at grant date and sents the total payment expense to be recognized during ervice period with a corresponding increase in equity (paid- pital).

ity awards are measured at fair value at each balance t date until settlement and are classified as provisions. xpense of the period comprises the addition to and the sal of the provision between two reporting dates and the end equivalent paid during the period.

entation in the consolidated statements of cash flows. est and taxes paid as well as interest and dividends received assified as cash provided by operating activities. Dividends are shown in cash provided by (used for) financing activities.

gnificant acquisitions and dispositions of interests in panies and other disposals of assets and liabilities

isitions

BC. In 2003 and 2004, Daimler acquired a 65% controlling est in Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") Mitsubishi Motors Corporation ("MMC") in two transactions 1,251 million in cash. Subsequent to Daimler's acquisition of ntrolling interest in MFTBC, a number of quality problems identified. Daimler was able to assess those quality issues prehensively and define necessary technical solutions and urse of action to implement them.

rding to the two share purchase agreements under which ler acquired interests in MFTBC, Daimler was entitled to a adjustment if the warranty reserve recorded on the books FTBC proved to be inadequate. Negotiations with MMC led settlement agreement on March 4, 2005, in which the es agreed on such a price adjustment. The settlement agree- t resulted, among other things, in a reduction of cost of in an amount of €0.3 billion in 2005. In addition, as a result e settlement agreement, Daimler's controlling interest in BC increased from 65% to 85%. The aggregate purchase price allowing for the price reduction was €1,014 million.

Dispositions

Chrysler activities. On May 14, 2007, the Board of Management of Daimler AG decided to transfer a majority interest in the Chrysler Group and the related financial services business in North America to a subsidiary of the private-equity firm Cerberus Capital Management L.P. (Cerberus). On May 16, 2007, the Supervisory Board of Daimler AG approved this transaction; the transaction was consummated on August 3, 2007.

On August 3, 2007, Cerberus made a capital contribution of €5.2 billion (US-$7.2 billion) in cash for an 80.1% equity interest in the newly established company Chrysler Holding LLC, which controls the Chrysler activities. Of that cash, Daimler withdrew €0.9 billion (US-$1.2 billion). As a result, Daimler retains a 19.9% equity interest in this entity, which will be accounted for using the equity method subsequent to August 4, 2007, with a three-month time lag. The results will be included in Vans, Buses, Other (see also Note 12).

In addition to the equity interest retained and cash received, Daimler holds a subordinated loan to Chrysler with a nominal amount of US-$0.4 billion. Furthermore, the Group retained additional rights with a fair value of €0.2 billion at August 3, 2007, contingent upon the occurrence of certain events in the future (e.g. residual values for leased vehicles).

The transaction contracted with Cerberus is subject to customary representations and warranties by the Group which could require payments after closing for contingent liabilities that arose prior to or in connection with the closing, e.g. for income taxes.

In connection with the closing of the transaction, subsidiaries of Chrysler Holding LLC repaid €24.7 billion of liabilities to the Group in cash.

Furthermore, Daimler supported the financing of the transaction by committing a credit line of US-$1.5 billion of subordinated debt due February 2014 for Chrysler's automotive business, to be drawn within 12 months of closing. As of December 31, 2007, Chrysler had not drawn upon the credit line.

In connection with this transaction, Daimler agreed with the Pension Benefit Guaranty Corporation to provide a guarantee of up to US-$1 billion to be paid to the Chrysler pension plans if the plans terminate within five years of closing. In addition, certain previously outstanding guarantees provided by the Group for the benefit of Chrysler continue to be outstanding. At December 31, 2007, the amount of those guarantees was €0.7 billion. A substantial portion of these guarantees mature by the end of 2008. As coverage of the liabilities underlying these guarantees, Chrysler provided collateral to an escrow account. At December 31, 2007, this collateral amounted to €0.3 billion.

In connection with the transaction, Daimler and Cerberus entered into a number of ancillary agreements setting forth the terms of future cooperation and service agreements in the areas of manufacturing, research and development, distribution, procurement and financial services.

The net profit or loss of the Chrysler activities is included in the Group's consolidated statements of income in the line item net profit (loss) from discontinued operations for all periods presented. The Group ceased to depreciate or amortize the non-current assets of the disposal group upon classification as assets and liabilities held for sale on May 16, 2007.

In 2007, the assets and liabilities of the Chrysler activities were derecognized following the consummation of the transaction on August 3, 2007. The loss from the deconsolidation of €753 million is also included in the line item net profit (loss) from discontinued operations. In determining the loss from deconsolidation, the Group used certain estimates.

The future tax benefits of temporary differences related to the assets and liabilities of the transferred Chrysler activities continue to be available to Daimler with certain limitations. At the closing date, the deferred tax assets with respect to these temporary differences amounted to €2.0 billion. As a result of the Chrysler transaction, the conditions to use these deferred taxes changed; the necessary assessment of the recoverability of these assets in the third quarter led to a valuation allowance of €2.0 billion. Furthermore, the Group had to write off €0.2 billion on foreign tax credits. These expenses are included in income tax expense from continuing operations.

Net profit (loss) from discontinued operations is comprised as follows:

	2007	2006	2005
(in millions of €)			
Revenue	**30,037**	54,856	56,753
Cost of sales	**(26,410)**	(48,624)	(47,596)
Selling expenses	**(1,579)**	(2,583)	(2,905)
General administrative expenses	**(1,172)**	(1,901)	(1,994)
Research and non-capitalized development costs	**(647)**	(1,210)	(1,055)
Other income and other expenses	**(714)**	(354)	(551)
Profit (loss) before income taxes	**(485)**	184	2,652
Income taxes	**368**	433	(690)
Profit (loss) of Chrysler activities, net of taxes[1]	**(117)**	617	1,962
Loss from deconsolidation, before income taxes	**(658)**	-	-
Income taxes	**(95)**	-	-
Loss from deconsolidation, net of taxes	**(753)**	-	-
Net profit (loss) from discontinued operations	**(870)**	617	1,962

1 In 2007, income and expenses of the Chrysler activities relate to the period from January 1 to August 3, 2007.

In connection with the Chrysler Group's three-year Recovery and Transformation Plan, announced on February 14, 2007, charges of €906 million are included in net profit (loss) from discontinued operations in 2007 (until August 3, 2007).

An extinguishment loss of €0.5 billion (net of tax €0.3 billion) resulting from the early redemption of long-term debt of Chrysler is included in net profit (loss) from discontinued operations in 2007.

In 2005, the Chrysler Group realized a pre-tax gain of €240 million from the sale of the car testing facility "Arizona Proving Grounds," which is included in net profit (loss) from discontinued operations.

The cash flows attributable to discontinued operations are as follows:

	2007	2006	2005
(in millions of €)			
Cash flow from operating activities	**3,064**	6,083	6,388
Cash flow from investing activities	**(2,875)**	(7,245)	(5,036)
Cash flow from financing activities	**(2,655)**	(1,488)	(1,382)

3C. In 2007, Mitsubishi Fuso Truck and Bus Corporation BC) sold a number of real estate properties to Nippon Industri- K for approximately €1 billion in cash. At the same time, 3C entered into a leaseback arrangement for each of the erties sold with non-cancelable lease periods of fifteen . At the end of the non-cancelable lease terms, there are val options for up to fifteen years. As a result of this action, MFTBC derecognized assets with a carrying amount 65 million, recorded debt of €110 million. The transaction ted in a gain of €78 million before income taxes, which posi- affected the Daimler Trucks segment in 2007. The gain is ded in other operating income (expense), net, in the 2007 olidated statement of income.

r sales of real estate property. In 2007, Daimler AG its 50% equity interest in Wohnstätten Sindelfingen GmbH sales price of €82 million. The sale resulted in a gain of nillion before income taxes which positively affected Vans, s, Other. The gain is included in other financial income ense), net, in the 2007 consolidated statement of income.

06, Daimler sold its former headquarters in Stuttgart- ingen to IXIS Capital Partners Ltd. for €240 million in cash. e same time, Daimler entered into a leaseback arrangement ie properties sold with non-cancelable lease periods ranging ten to fifteen years. At the end of the non-cancelable lease , Daimler has renewal options for up to nine years. Also in , the Group sold various other real-estate properties not for operating purposes any more. From these sales of real- e properties the Group realized gains of €271 million in , which are allocated to Vans, Buses, Other.

Highway business. On December 27, 2005, Daimler entered a share sale and purchase agreement with the Swedish stor group EQT regarding the sale of a major portion of its lighway business, including the MTU-Friedrichshafen GmbH p and the Off-Highway activities of Detroit Diesel Corporation. sale was consummated in the first quarter of 2006. The ideration received from the buyer consisted of €822 million sh and a note receivable with a fair value of €58 million n 2018, subject to customary adjustments. On October 31, , the parties determined the final consideration, which ted in an increase of the sales price by €5 million; the note vable was redeemed by the acquirer for cash of €78 million. 06, the disposal of the Off-Highway business positively impact- roup's net profit from continuing operations by €205 million the segment profit (loss) (EBIT) by €266 million (including a on the sale of €233 million), €253 million and €13 million of h have been allocated to Vans, Buses, Other and the Daimler ks segment, respectively.

American LaFrance. As a result of the sale of major parts of American LaFrance, a subsidiary of Daimler Trucks North America LLC (formerly Freightliner LLC), the Group recorded asset impairment charges of €87 million in 2005. The charges are reflected in cost of sales and in other operating income (expense), net, in the consolidated statement of income for the year 2005 and were allocated to the Daimler Trucks segment.

EADS. For information on the disposal of equity-interests in EADS, please see Note 12.

3. Revenue

Revenue at Group level consists of the following:

	2007	2006	2005
(in millions of €)			
Sales of goods	91,087	91,752	87,516
Rental and leasing business	5,217	4,588	4,633
Interests from financial services business	2,715	2,538	2,728
Sales of services	380	344	332
	99,399	99,222	95,209

Revenue by segments and regions is presented in Note 31.

4. Functional costs

New management model. In January 2006, Daimler announced the new management model, the primary objective of which is to install integrated processes and eliminate redundancies through the global integration of certain administrative functions. All charges to be incurred under the new management model, as far as these charges were not part of discontinued operations, are corporate-level costs, which are not allocated to the segments but are included in the Group's corporate items.

In connection with the new management model, charges for employee severance of €167 million were recorded in 2007 (2006: €361 million). These charges are included in the Group's consolidated statements of income primarily within general administrative expenses. In net profit (loss) from discontinued operations expenses of €16 million (2006: €44 million) are included.

Headcount reduction initiative at Mercedes-Benz Cars. In September 2005, Daimler initiated a program to enhance the competitiveness of Mercedes-Benz Cars. The program encompassed a headcount reduction in Germany which was completed as scheduled in 2006. The headcount reduction was primarily realized through voluntary termination and early retirement contracts.

For the contracts signed in 2006 and 2005, expenses of €286 million and €570 million, respectively, were incurred, primarily within cost of sales.

smart realignment. Following the unfavorable unit sales development of the smart roadster and the smart forfour, the Group initiated comprehensive restructuring measures in the years 2005 and 2006 to realign the smart business model. As a result of these measures, earnings before interest and taxes (EBIT) include expenses of €1,111 million in 2005 and €946 million in 2006, which are attributable to the Mercedes-Benz Cars segment.

The expenses Daimler incurred in 2005 resulted from the decision to cease production of the smart roadster, to reduce the production volume of the smart forfour, the decision not to proceed with the development of the smart SUV, as well as from headcount reduction measures initiated at smart in Böblingen and Hambach, France. Of these expenses, €66 million is recorded as a reduction of revenue, €752 million is included in cost of sales, €65 million is included in selling expenses, €33 million is included in general administrative expenses, and €195 million is included in other operating income (expense), net, in the consolidated statement of income.

The expenses incurred in 2006 were primarily the result of the decision to cease the production of the smart forfour in 2006. The smart forfour was assembled by Mitsubishi Motors Corporation (MMC) under the terms of a contract manufacturing agreement. Following the termination of this agreement and based on the conditions defined in an exit agreement, the Group recorded charges of €592 million for 2006, primarily relating to termination payments to MMC and suppliers. These charges are recognized in cost of sales.

Additional charges totalling €334 million were recorded in 2006 for inventory write-downs, higher incentives, recognition of lower estimated residual values of smart vehicles, and estimated payments for the reorganization of the distribution network. These charges were recognized in cost of sales (€97 million), selling expenses (€210 million) and as a reduction of revenue (€27 million) within the 2006 consolidated statement of income.

The reduction of workforce levels resulted in additional charges of €28 million, which were recognized in general administrative expenses in 2006. Also in 2006, Daimler recorded income of €8 million due to refinements of estimates made in 2005 in the course of the realignment of the smart business.

Personnel expenses and number of employees. The consolidated statement of income for 2007 includes personnel expenses of €20,256 million (2006: €23,574 million; 2005: €24,650 million). In 2007, the personnel expenses of the Chrysler activities are included until August 3, 2007.

Net pension and net post-employment benefit cost are included in the following line items within the consolidated statements of income (see Notes 7 and 21):

	2007	2006	2005
(in millions of €)			
Cost of sales	231	555	269
Selling expenses	57	42	72
General administrative expenses	40	54	21
Research and non-capitalized development costs	35	62	36
Interest income (expense), net	(169)	(154)	(49)
Net profit (loss) from discontinued operations	491	554	1,032
	685	1,113	1,381

In 2007, the Group employed in an annual average workforce of 271,704 (2006: 277,771; 2005: 296,109) people. Therein included are 12,672 (2006: 13,104; 2005: 14,409) trainees/apprentices. The numbers above do not include the workforce of the Chrysler activities which were deconsolidated on August 3, 2007. Through August 3, 2007, we had employed an average of 85,296 employees (2006: 87,982 employees; 2005: 90,356 employees) related to the Chrysler activities.

Information on the remuneration of the current and former members of the Board of Management and the current members of the Supervisory Board is included in Note 35.

her operating income (expense), net

r operating income (expense), net, consists of the following:

	2007	2006	2005
ons of €)			
s on sales of property, and equipment	167	299	100
al income, other than ne relating to cial services	39	54	44
s on sales of businesses	5	262	64
bursements under ance policies	24	189	12
r miscellaneous items	506	416	398
operating income	741	1,220	618
from sales of current assets	(78)	(45)	(44)
ucting smart business	–	–	(195)
r miscellaneous expenses	(636)	(533)	(550)
operating expense	(714)	(578)	(789)
	27	642	(171)

07, gains on sales of property, plant and equipment mainly ted from the sale of property in Japan to Nippon Industrial (€78 million) and several other properties.

s on sales of property, plant and equipment in 2006 mainly ted from the sale of the former corporate headquarters uttgart-Möhringen to IXIS Capital Partners (€158 million).

sale of the major portion of the Group's Off-Highway busi- resulted in a gain of €233 million in 2006, of which €226 is ded in gains on sales of companies. Due to the repurchase note by its issuer, a gain of €53 million was realized in 2005 s recorded correspondingly. The note was issued by MTU Engines Holding AG to Daimler in the context of the sale of Aero Engines GmbH in 2003 by Daimler.

respect to the expenses incurred in the context to the gnment of the smart business, see Note 4 under "smart gnment."

6. Other financial income (expense), net

	2007	2006	2005
(in millions of €)			
Expense from compounding of provisions[1]	(444)	(418)	(350)
Miscellaneous other financial income, net	216	518	681
	(228)	100	331

1 Without the expense from compounding the provisions for pensions and similar obligations.

The mark-to-market valuation of the derivative financial instruments in connection with the EADS shares resulted in gains of €121 million in 2007 (2006: unrealized gains of €519 million; 2005: unrealized losses of €197 million) and are included in miscellaneous other financial income, net.

In 2005, Daimler sold all of its MMC shares for €970 million in cash, resulting in a gain of €692 million included in Daimler's miscellaneous other financial income, net.

7. Interest income (expense), net

	2007	2006	2005
(in millions of €)			
Interest and similar income	782	285	73
Interest and similar expenses	(480)	(529)	(569)
Expected return on pension and other plan assets	992	897	714
Interest cost for pension and other post-employment benefit plans	(823)	(743)	(665)
	471	(90)	(447)

8. Income taxes

Profit before income taxes consists of the following:

(in millions of €)	2007	2006	2005
Germany	6,768	2,127	43
Non-German countries	2,413	2,775	2,383
	9,181	4,902	2,426

The profit before income taxes in Germany includes the income (loss) from companies included at equity if the shares of those companies are held by German companies.

Income tax (expense) benefit is comprised of the following components:

(in millions of €)	2007	2006	2005
Current taxes			
Germany	44	635	(188)
Non-German countries	934	1,115	1,340
Deferred taxes			
Germany	1,060	7	(418)
Non-German countries	2,288	(21)	(561)
	4,326	1,736	173

The current tax expenses contain benefits at German and foreign companies of €679 million (2006: €131 million; 2005: €272 million) recognized for prior periods.

The deferred tax expenses (benefits) are comprised of the following components:

(in millions of €)	2007	2006	2005
Deferred taxes	3,348	(14)	(979)
due to temporary differences	3,465	(373)	(532)
due to tax loss carryforwards and tax credits	(117)	359	(447)

In 2007, the German government enacted new tax legislation ("Unternehmensteuerreformgesetz 2008") which, among other changes, decreased the Group's statutory corporate tax rate for German companies from 25% to 15%, effective January 1, 2008. For trade taxes, the basic measurement rate has been reduced from 5% to 3.5% but the tax deductibility of trade tax has been abolished. The effect of the change in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in the year of enactment. Therefore, for German companies, the deferred taxes as of December 31, 2007, were calculated using a federal corporate tax rate of 15% (2006 and 2005: 25%), a solidarity tax surcharge of 5.5% for each year on federal corporate taxes plus a trade tax of 14% (2006 and 2005: after federal tax benefit rate of 12.125%). In total, the tax rate applied to German deferred taxes amounted to 29.825% (2006 and 2005: 38.5%). For non-German companies, the deferred taxes at period-end were calculated using the tax rates of the respective countries.

A reconciliation of expected income tax expense to actual income tax expense determined using the applicable German combined statutory rate of 38.5% is included in the following table:

(in millions of €)	2007	2006	2005
Expected income tax expense	3,535	1,887	934
Foreign tax rate differential	(193)	(83)	(65)
Trade tax rate differential	(101)	(28)	(50)
Tax law changes	(170)	(4)	6
Change of valuation allowance on deferred tax assets	2,354	213	83
Tax-free income and non-deductible expenses	(1,044)	(208)	(657)
Other	(55)	(41)	(78)
Actual income tax expense	4,326	1,736	173

ecember 28, 2007 the protocol amending the convention veen Germany and the US for the avoidance of double taxation red into force, which, among other changes, under certain umstances abolishes the withholding tax on dividend distribu- s from a US subsidiary to a German Holding company, ctive January 1, 2007. The deferred tax liabilities previously rded by the Group for US withholding taxes on the future out of dividends of US subsidiaries to Germany were reversed 007. Furthermore, US withholding taxes paid by the Group 007 will be added back again. In total, both caused an income benefit amounting to €168 million in 2007, included in the tax law changes. Additionally, the line tax law changes includes deferred tax benefit of €51 million due to the revaluation he net deferred tax liabilities of the German companies as sult of the above mentioned new German tax law 2008 other effects from tax law changes at foreign companies.

007, tax expenses were recorded as a result of a valuation vance on deferred tax assets related to the deconsolidated ysler activities. These deferred tax assets continue to be cated to the Daimler Group, but as a result of the Chrysler saction, the conditions for using these deferred taxes changed. Furthermore, as a result of the Chrysler transaction, ign tax credits required a valuation allowance. In 2006 2005, the Group recorded additional valuation allowances on rred tax assets of foreign subsidiaries. The resulting tax enses are included in the line change of valuation allowance eferred tax assets.

line tax-free income and non-deductible expenses includes ther effects at foreign and German companies due to tax-free me and non-deductible expenses, for instance tax-free gains uded in net periodic pension costs at the German companies tax-free results of our equity-method investments. Moreover, line also includes the following effects:

007, Daimler realized a largely tax-free gain due to the sfer of interest in EADS. Furthermore, in all years presented, ely tax-free gains and non-deductible expenses were included n financial transactions to hedge price risks of EADS shares. calculated expected income taxes on the tax-free gains and es were reversed in the line tax-free income and non-deductible enses (2007 and 2006: reduction of expected tax expense an amount of €582 and €171 million, respectively; 2005: ease in expected tax expense with an amount of €75 million).

In 2005, Daimler sold all of its MMC shares. The realized gain was not subject to income taxes. The expected tax expense on the tax-free gain was reversed in the line tax-free income and non-deductible expenses with an amount of €266 million. In 2005, tax-free income arose at foreign companies relating to the compensation for MFTBC and the sale of other securities. The reduction in the calculated expected income tax expense on those issues is included in the line tax-free income and non-deductible expenses.

In respect of each type of temporary difference and in respect of each type of unutilized tax losses and unutilized tax credits, the deferred tax assets and liabilities before offset are summarized as follows:

	December 31, 2007	2006
(in millions of €)		
Intangible assets	191	309
Property, plant and equipment	782	636
Equipment on operating leases	837	901
Inventories	617	714
Investments accounted for using the equity method	2,142	-
Receivables from financial services	578	724
Other financial assets	3,067	4,246
Net operating loss and tax credit carryforwards	3,150	1,969
Provisions for pensions and similar obligations	530	6,001
Other provisions	1,735	5,651
Liabilities	1,204	2,203
Deferred income	612	1,511
Other	174	115
	15,619	24,980
Valuation allowances	(2,915)	(890)
Deferred tax assets	12,704	24,090
Development cost	(1,190)	(1,851)
Other intangible assets	(72)	(116)
Property, plant and equipment	(873)	(3,597)
Equipment on operating leases	(3,686)	(5,772)
Inventories	(147)	(210)
Receivables from financial services	(1,182)	(1,220)
Other financial assets	(164)	(2,170)
Provisions for pensions and similar obligations	(2,434)	(2,646)
Other provisions	(406)	(278)
Taxes on undistributed earnings of non-German subsidiaries	(45)	(234)
Liabilities	(715)	(968)
Other	(581)	(527)
Deferred tax liabilities	(11,495)	(19,589)
Deferred tax assets, net	1,209	4,501

Deferred tax assets and deferred tax liabilities were offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off current tax assets against current tax liabilities. In the balance sheet, the deferred tax assets and liabilities are not split into current and non-current.

In 2007, the decrease in deferred tax assets, net, amounted to €3,292 million (2006: decrease of €403 million; 2005: increase of €750 million) and was composed of:

	2007	2006	2005
(in millions of €)			
Deferred tax expense (benefit) on financial assets available-for-sale charged or credited directly to related components of equity	(11)	25	(19)
Deferred tax expense (benefit) on derivative financial instruments charged or credited directly to related components of equity	177	175	(507)
Income tax deduction in excess of compensation expense for equity-settled employee stock option plans	(146)	-	(19)
Disposal of Chrysler activities	120	-	-
Other neutral decrease (increase) [1]	160	243	(418)
Deferred tax expense (benefit)	2,992	(40)	213
Thereof included in net profit from continuing operations	3,348	(14)	(979)
Thereof included in net profit (loss) from discontinued operations	(356)	(26)	1,192

1 Primarily effects from currency translation.

The neutral change of the deferred tax assets, net, include in 2007 a neutral reduction of the deferred tax liabilities amounting to €76 million due to tax law changes.

Including the items charged or credited directly to related components of equity without an effect on earnings (including items charged or credited from investments accounted for using the equity method) and the income tax expense (benefit) from discontinued operations, the expense (benefit) for income taxes consists of the following:

	2007	2006	2005
(in millions of €)			
Income tax expense from continuing operations	4,326	1,736	173
Income tax expense (benefit) from discontinued operations	(273)	(433)	690
Income tax expense (benefit) recorded in other reserves	(151)	182	(865)
Income tax deduction in excess of compensation expense for equity settled employee stock option plans	(146)	-	(19)
	3,756	1,485	(21)

The valuation allowances relate to deferred tax assets of foreign companies and increased by €2,025 million from December 31, 2006 to December 31, 2007. At December 31, 2007, the valuation allowance on deferred tax assets relates - amongst other things - to corporate tax net operating losses amounting to €210 million and tax credit carryforwards amounting to €172 million. Of the total amount of deferred tax assets adjusted by a valuation allowance, deferred tax assets for corporate tax net operating losses amounting to €1 million expire at various dates from 2008 through 2011, €47 million expire in 2012, €74 million expire in 2013 and €88 million can be carried forward indefinitely and deferred tax assets for tax credit carryforwards amounting to €172 million expire at various dates in the next 10 years. Furthermore, for the biggest part, the valuation allowance relates to temporary differences and net operating losses for state and local taxes at the US companies. Daimler believes that it is more likely than not that those deferred tax assets cannot be utilized respectively Daimler has no control over the tax advantage. Daimler believes that it is more likely than not that due to future taxable income, deferred tax assets which are not subject to valuation allowances can be utilized. In future periods Daimler's estimate of the amount of deferred tax assets that is considered realizable may change, and hence the valuation allowances may increase or decrease.

Daimler recorded deferred tax liabilities for German tax of €45 million (2006: €65 million) on €3,016 million (2006: €3,371 million) in cumulative undistributed earnings of non-German subsidiaries on the future payout of these foreign dividends to Germany because as of today, the earnings are not intended to be permanently reinvested in those operations. As of December 31, 2007, Daimler no longer records deferred tax liabilities for non-German withholding taxes (2006: €169 million) due to the amended tax treaty between Germany and the US.

The Group did not recognize deferred tax liabilities on retained earnings of non-German subsidiaries of €10,568 million (2006: €10,670 million) because these earnings are intended to be indefinitely reinvested in those operations. If the dividends are paid out, the dividends will be taxed at 5% German tax and, if applicable, with non-German withholding tax. Additionally, income tax consequences could arise if the dividends first had to be distributed from a non-German subsidiary to a non-German holding company. Normally, the distribution would lead to additional income tax expenses. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The Group has various unresolved issues concerning open income tax years with the tax authorities in a number of jurisdictions. Daimler believes that it has recorded adequate provisions for any future income taxes that may be owed for all open tax years.

angible assets

gible assets developed as follows:

ns of €)	Goodwill (acquired)	Development costs (internally generated)	Other intangible assets (acquired)	Total
ition or manufacturing costs				
e at January 1, 2006	3,088	8,351	3,294	14,733
ns due to business combinations	8	-	-	8
additions	-	1,006	340	1,346
sifications	-	-	10	10
als	(48)	(425)	(421)	(894)
hanges [1]	(262)	(260)	(91)	(613)
e at December 31, 2006	2,786	8,672	3,132	14,590
ns due to business combinations	5	-	-	5
additions	-	1,088	194	1,282
sifications	-	-	-	-
al of Chrysler activities	(1,692)	(2,003)	(410)	(4,105)
disposals	(59)	(322)	(334)	(715)
hanges [1]	(94)	(102)	(87)	(283)
e at December 31, 2007	**946**	**7,333**	**2,495**	**10,774**
zation				
e at January 1, 2006	1,201	3,376	1,975	6,552
ns	-	889	604	1,493
sifications	-	-	1	1
als	(2)	(425)	(377)	(804)
changes [1]	(102)	(95)	(69)	(266)
e at December 31, 2006	1,097	3,745	2,134	6,976
ns	-	712	366	1,078
sifications	-	-	-	-
al of Chrysler activities	(803)	(736)	(181)	(1,720)
disposals	-	(312)	(319)	(631)
changes [1]	(41)	(39)	(51)	(131)
e at December 31, 2007	**253**	**3,370**	**1,949**	**5,572**
ng amount at December 31, 2006	1,689	4,927	998	7,614
ng amount at December 31, 2007	**693**	**3,963**	**546**	**5,202**

[1] rily changes from currency translation.

At December 31, 2007 and 2006, the carrying amounts of goodwill allocated to the Group's reporting segments amounted to:

	Mercedes-Benz Cars	Chrysler Group	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total
(in millions of €)						
2007	191	–	385	31	86	693
2006	192	927	392	71	107	1,689

As a result of the annual 2005 goodwill impairment test, the Group recognized a goodwill impairment charge of €30 million at the business unit smart. The impairment charge is allocated to the Mercedes-Benz Cars segment and is included in other operating income (expense), net in 2005.

Non-amortizable intangible assets are primarily comprised of goodwill as well as development costs for projects which have not yet been completed (carrying amount at December 31, 2007: €1,403 million; carrying amount at December 31, 2006: €1,446 million). In addition, other intangible assets with a carrying amount at December 31, 2007 of €121 (2006: €110) million are not amortizable. Other non-amortizable intangible assets include mainly trademarks, which relate to the Daimler Trucks segment and can be utilized without restrictions.

The total amortization expense for intangible assets is included in the consolidated statements of income in the following line items:

	2007	2006	2005
(in millions of €)			
Cost of sales	880	1,055	1,123
Selling expenses	37	33	38
General administrative expenses	50	88	65
Research and non-capitalized development costs	5	16	9
Other operating income (expense), net	–	–	30
Net profit (loss) from discontinued operations	106	301	192
	1,078	1,493	1,457

roperty, plant and equipment

rty, plant and equipment developed as follows:

	Land, leasehold improvements and buildings including buildings on land owned by others	Technical equipment and machinery	Other equipment, factory and office equipment	Advance payments relating to plant and equipment and construction in progress	Total
ns of €)					
ition or manufacturing costs					
e at January 1, 2006	21,131	34,037	27,215	4,662	87,045
ns due to business combinations	.	.	.	.	.
dditions	228	882	1,023	4,026	6,159
sifications	489	1,756	2,202	(4,490)	(43)
als	(643)	(1,732)	(1,660)	(47)	(4,082)
changes [1]	(1,150)	(2,458)	(1,851)	(370)	(5,829)
e at December 31, 2006	20,055	32,485	26,929	3,781	83,250
ns due to business combinations	-	-	-	-	-
dditions	317	659	993	1,889	3,858
sifications	216	1,015	1,426	(2,861)	(204)
sification to assets held for sale	(988)	-	-	-	(988)
al of Chrysler activities	(5,289)	(15,068)	(14,164)	(1,310)	(35,831)
disposals	(1,312)	(842)	(579)	(44)	(2,777)
changes [1]	(331)	(695)	(472)	(150)	(1,648)
e at December 31, 2007	12,668	17,554	14,133	1,305	45,660
ciation					
e at January 1, 2006	10,099	23,158	18,392	101	51,750
ns	534	2,394	2,748	-	5,676
sifications	(73)	(25)	88	1	(9)
als	(416)	(1,683)	(1,505)	(1)	(3,605)
changes [1]	(463)	(1,642)	(1,199)	(5)	(3,309)
e at December 31, 2006	9,681	22,202	18,524	96	50,503
ns	337	906	1,825	-	3,068
sifications	(57)	19	(11)	-	(49)
sification to assets held for sale	(68)	-	-	-	(68)
al of Chrysler activities	(2,353)	(8,445)	(9,058)	(72)	(19,928)
disposals	(390)	(815)	(449)	(6)	(1,660)
changes [1]	(135)	(438)	(283)	-	(856)
e at December 31, 2007	7,015	13,429	10,548	18	31,010
ng amount at December 31, 2006	10,374	10,283	8,405	3,685	32,747
ng amount at December 31, 2007	5,653	4,125	3,585	1,287	14,650

anly changes from currency translation.

erty, plant and equipment include buildings, technical oment and other equipment capitalized under finance lease ngements of €404 million (2006: €479 million). In 2007, eciation expense and impairment charges on assets under ce lease arrangements amounted to €61 million (2006: million; 2005: €55 million).

e minimum lease payments due on property, plant and oment under finance leases at December 31, 2007 amounted 55 million (2006: €740 million). The reconciliation of future num lease payments from finance lease arrangements to the esponding liabilities is as follows:

	Amount of future minimum lease payments from finance lease agreements At December 31, 2007	2006	Less interest included At December 31, 2007	2006	Liabilities from finance lease agreements At December 31, 2007	2006
(in millions of €)						
Maturity						
within one year	84	90	22	28	62	62
between one and five years	222	246	79	102	143	144
later than 5 years	349	404	115	119	234	285
	655	740	216	249	439	491

11. Equipment on operating leases

Equipment on operating leases developed as follows:

	Non-inventory related assets	Inventory related assets	Total
(in millions of €)			
Acquisition or manufacturing costs			
Balance at January 1, 2006	32,980	11,880	44,860
Additions due to business combinations	-	-	-
Other additions	15,840	8,662	24,502
Reclassifications	3	30	33
Disposals	(9,328)	(7,884)	(17,212)
Other changes [1]	(3,512)	(387)	(3,899)
Balance at December 31, 2006	35,983	12,301	48,284
Additions due to business combinations	-	-	-
Other additions	9,871	6,933	16,804
Reclassifications	349	(145)	204
Disposal of Chrysler activities	(21,802)	(3,059)	(24,861)
Other disposals	(7,742)	(5,824)	(13,566)
Other changes [1]	(1,013)	(223)	(1,236)
Balance at December 31, 2007	15,646	9,983	25,629
Depreciation			
Balance at January 1, 2006	8,554	2,070	10,624
Additions	5,775	1,764	7,539
Reclassifications	1	6	7
Disposals	(4,359)	(1,565)	(5,924)
Other changes [1]	(866)	(45)	(911)
Balance at December 31, 2006	9,105	2,230	11,335
Additions	3,864	1,116	4,980
Reclassifications	122	(72)	50
Disposal of Chrysler activities	(5,458)	(240)	(5,698)
Other disposals	(3,372)	(1,036)	(4,408)
Other changes [1]	(251)	(17)	(268)
Balance at December 31, 2007	4,010	1,981	5,991
Carrying amount at December 31, 2006	26,878	10,071	36,949
Carrying amount at December 31, 2007	11,636	8,002	19,638

1 Primarily changes from currency translation.

s subject to operating leases which are purchased by Daimler cial Services from independent third parties and leased stomers are considered non-inventory related assets. In con- assets subject to a sale under which the Group guarantees inimum resale value or assets which Daimler leases directly anufacturer are considered inventory related assets, which eclassified from inventories to equipment on operating leases nclusion of an arrangement. Since this is not treated as the manufacturer profit on these vehicles is not recognized nclusion of the arrangement. Cash flows from the purchase e of non-inventory related assets are presented as investing ties within the consolidated statements of cash flows. In ast, cash flow effects attributable to inventory related leased s are presented as operating activities.

num lease payments. Non-cancellable future lease ents to Daimler for equipment on operating leases are due lows:

	At December 31, 2007	2006
ns of €)		
ty		
one year	3,627	6,288
n one and five years	3,785	6,604
an 5 years	49	64
	7,461	12,956

vestments accounted for using the equity method

December 31, 2007, the European Aeronautic Defence and e Company EADS N.V. ("EADS") and the Chrysler Holding "Chrysler") were the most significant investees accounted nder the equity method. The Group principally includes its ortionate share in the income (loss) of these companies with e lag of three months and allocates the results to Vans, s, Other. Daimler's equity share in the income (loss) of these tments is shown in the Group's consolidated statements of ne within "Share of profit (loss) from companies accounted sing the equity method, net."

S. The carrying amount of Daimler's investment in EADS at mber 31, 2007 and 2006 was €3,442 million (based on a % equity interest) and €4,371 million (based on a 33% equity est), respectively. At December 31, 2007, the market value aimler's investment in EADS based on quoted market prices €4,390 million (based on a 24.9% equity interest).

ıly 7, 2004, Daimler entered into a securities lending agree- with Deutsche Bank AG concerning an approximate 3% y interest in EADS shares. The securities lending has several hes with terms ranging between three and four years. As teral, Daimler received a lien on a securities account of equi- t value to the shares loaned by Daimler. Simultaneously the p also entered into option contracts based on EADS shares h provide it with the rights to sell these EADS shares een October 2007 and October 2008 at a fixed strike price but give the counterparty the right to participate in increases in the share price above a certain higher threshold while obtaining protection against a decrease in the share price below a minimum amount per share. In the fourth quarter of 2007, the Group started to exercise its option contracts and irrevocably transferred an approximately 0.6% equity interest in EADS to third parties. From this transaction, Daimler achieved a gain of €35 million before income taxes.

In addition, on April 4, 2006, Daimler entered into a forward transaction with several financial institutions pertaining to a 7.5% interest in EADS. Simultaneously, Daimler entered into a securities lending agreement with those financial institutions for the same number of shares of EADS. As collateral, Daimler received a lien on a securities account of equivalent value to the shares loaned by Daimler. In January 2007, Daimler settled the forward transaction by transferring its 7.5% interest in EADS for cash proceeds of €1,994 million and realized a gain of €762 million before income taxes (including a gain from the realization of derivatives of €49 million).

The transactions contracted in July 2004 and April 2006 reduced the Group's legal ownership in EADS to 22.5%. Until settlement of the transaction (with respect to a 7.5% equity interest in EADS) and the partial settlement through exercise of some of the staggered option contracts (with respect to a 0.6% equity interest in EADS), the original transactions, however, did not meet the criteria of a sale. Therefore, for the period up to the derecognition, the EADS shares under lying these transactions continue to be carried as an investment on the balance sheet. Accordingly, Daimler's share in the results of EADS in 2007 is based on an equity interest, which declined from 33% to 24.9% at year end. In 2006 and 2005, however, the at-equity accounting for the Group's interest in EADS was based on a 33% equity interest. All derivatives relating to EADS shares are accounted for as derivative financial instruments with changes in fair value subsequent to initial measurement through the settlement of the respective contracts recognized in other financial income (expense), net. The mark-to-market valuations of these derivatives resulted in unrealized gains of €72 million in 2007 (2006: unrealized gains of €519 million; 2005: unrealized losses of €197 million).

On March 13, 2007, a subsidiary of Daimler issued equity interests to investors in exchange for €1,554 million of cash, resulting in a gain of €704 million before income taxes in 2007. The newly issued equity interest can be redeemed by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. The transaction did not reduce Daimler's equity interest in EADS on which the Group base its at-equity accounting. As a result of this transaction, the Group's minority interest increased by €1,074 million.

Daimler's equity in the income (or loss) of EADS was €13 million in 2007 (2006: €(193) million; 2005: €489 million), including investor-level adjustments. The 2006 result is based on financial information of EADS with a three-month time lag adjusted for significant transactions and events during the intervening period between September 30, 2006 and the Group's reporting date of December 31, 2006. The adjustments contain primarily charges recorded by EADS in the fourth quarter of 2006 in connection with the A380 aircraft program due to delivery delays and the decision to launch the industrial program for the new A350XWB aircraft family.

The following table presents summarized IFRS financial information for EADS, which was the basis for applying the equity method in the Group's consolidated financial statements:

	2007	2006	2005
(in millions of €)			
Income statement information [1]			
Sales	39,614	38,109	33,461
Net profit (loss)	(1)	(585)	1,480
Balance sheet information [2]			
Total assets	68,482	68,428	66,654
Equity	13,760	13,138	14,125
Liabilities	54,722	55,290	52,529

1 For the period from October 1 to September 30; adjusted for significant transactions and events during fourth quarter of 2006.
2 As of the balance sheet date September 30; adjusted for significant transactions and events during fourth quarter of 2006.

Chrysler. As of December 31, 2007, the carrying amount of Daimler's 19.9% equity interest in Chrysler Holding LLC ("Chrysler") was €916 million.

Daimler's significant influence on Chrysler is the result of its representation on Chrysler's board of directors and the veto and blocking rights set forth in the partnership agreement. Daimler's equity in the loss of Chrysler was €377 million for the period from August 4 until September 30, 2007. The 2007 result is based on financial information of Chrysler as of September 30, 2007, included with a three-month time lag and adjusted for significant transactions and events that occurred between September 30, 2007 and the Group's reporting date of December 31, 2007. The adjustments contain expenses of €322 million relating to restructuring measures initiated at Chrysler and from a new agreement Chrysler reached with the UAW.

The following table presents summarized IFRS financial information for Chrysler, which was the basis for applying the equity method in the Group's consolidated financial statements:

	At December 31, 2007
(in millions of €)	
Income statement information [1]	
Sales	7,967
Net profit (loss)	(1,942)
Balance sheet information [2]	
Total assets	90,427
Equity	2,677
Liabilities	87,750

1 Figures for the period from August 4 to September 30, 2007, adjusted for significant transactions and events during fourth quarter of 2007.
2 Figures as of the balance sheet date September 30, 2007, adjusted for significant transactions and events during fourth quarter of 2007.

eceivables from financial services

ivables from financial services are comprised of the
ving:

	At December 31, 2007 Current	Non-current	Total	At December 31, 2006 Current	Non-current	Total
ons of €)						
ables from						
l	10,579	19,153	29,732	18,922	35,681	54,603
esale	5,878	544	6,422	17,345	1,837	19,182
r	94	3,559	3,653	112	4,196	4,308
carrying amount	16,551	23,256	39,807	36,379	41,714	78,093
nce for doubtful accounts	(271)	(323)	(594)	(390)	(534)	(924)
ng amount, net	16,280	22,933	39,213	35,989	41,180	77,169

s of receivables. Retail receivables include loans and ce leases to end users of the Group's products who nased their vehicle either from a dealer or directly from ler.

esale receivables represent loans for floor financing programs ehicles sold by the Group's automotive businesses to the r or loans for assets purchased by the dealer from third par- primarily used vehicles traded in by the dealer's customer al estate such as dealer showrooms.

r receivables mainly represent non-automotive assets from racts of the financial services business with third parties.

esale receivables from the sale of vehicles from the Group's tory to independent dealers as well as retail receivables the sale of Daimler's vehicles directly to retail customers e to the sale of the Group's inventory. The cash flow effects ch receivables are presented within the consolidated cash ded by operating activities. All cash flow effects attributa- o receivables from financial services that are not related to ale of inventory to Daimler's independent dealers or direct omers are classified within the cash used for investing activi-

Allowances. Changes in the allowance for doubtful accounts for receivables from financial services, were as follows:

	2007	2006	2005
(in millions of €)			
Balance at January 1	924	1,305	1,278
Charged to costs and expenses	457	462	630
Amounts written off	(321)	(641)	(561)
Reversals	(153)	(108)	(150)
Disposal of Chrysler activities	(310)	-	-
Currency translation and other changes	(3)	(94)	108
Balance at December 31	594	924	1,305

The total expense relating to the impairment losses of receivables from financial services amounted to €487 million (2006: €465 million; 2005: €630 million).

Credit risks. The following chart gives an overview of credit risks included in receivables from financial services:

	At December 31, 2007	2006
(in millions of €)		
Receivables, neither past due nor impaired	35,592	67,979
Receivables past due, not impaired individually		
less than 30 days	1,152	5,403
30 to 59 days	295	739
60 to 89 days	104	204
90 to 119 days	35	50
120 days or more	86	238
Total	1,672	6,634
Receivables impaired individually	1,949	2,556
Carrying amount, net	39,213	77,169

Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

The carrying amount of receivables from financial services, of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2007, was €63 million (2006: €80 million).

Further information on financial risks and nature of risks are described in detail in Note 30.

Finance leases. Finance leases consist of sales-types leases of vehicles to the Group's direct retail customers and of direct-financing leases of vehicles to customers of the Group's independent dealers including leveraged leases of non-automotive assets to third parties.

Maturities of the finance lease contracts are comprised of the following:

				At December 31, 2007				At December 31, 2006
	< 1 year	1 year up to 5 years	> 5 years	Total	< 1 year	1 year up to 5 years	> 5 years	Total
(in millions of €)								
Contractual future lease payments	4,172	8,570	4,933	17,675	4,201	7,675	5,868	17,744
Unguaranteed residual values	157	387	278	822	182	365	316	863
Gross investment	4,329	8,957	5,211	18,497	4,383	8,040	6,184	18,607
Unearned finance income	(627)	(1,612)	(1,857)	(4,096)	(556)	(1,584)	(2,290)	(4,430)
Gross carrying amount	3,702	7,345	3,354	14,401	3,827	6,456	3,894	14,177
Allowances for doubtful accounts	(92)	(145)	(1)	(238)	(89)	(149)	(1)	(239)
Carrying amount, net	3,610	7,200	3,353	14,163	3,738	6,307	3,893	13,938

Leveraged leases. Leveraged leases which are included in the above table also involve those leveraged lease arrangements which are recorded net of non-recourse debt and are designed to achieve tax advantages for the investor that are shared with its contract partner. Daimler's risk of loss from these arrangements is limited to the equity investment. Revenue is recognized based on the effective interest method using the implicit rate of return that considers the net cash flows underlying the transactions.

The investments in these leveraged leases consist of power plants, water treatment facilities, vessels and railroad rolling stock; the contractual maturities range from 22 to 52 years. The carrying amount of leveraged leases as of December 31, 2007 and 2006 was €1,271 million and €1,401 million, respectively. Daimler recognized income of €38 million (2006: €41 million; 2005: €40 million) relating to these transactions, which is included in revenue.

Sale of receivables. Based on market conditions and liquidity needs, Daimler may sell portfolios of retail and wholesale receivables to third parties (i.e. special purpose entities). At the time of the sale, Daimler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables continue to be recognized in the Group's consolidated balance sheets.

As of December 31, 2007, the carrying amount of receivables from financial services sold, but not derecognized for accounting purposes amounted to €1,409 million (2006: €22,987 million); the associated risks and rewards are similar to those with respect to receivables from financial services that have not been transferred. For information on the related total liabilities, associated with these receivables sold, but not derecognized see Note 23. These receivables are pledged as collateral for the related financial liabilities.

)ther financial assets

tem other financial assets shown in the consolidated
ıce sheets is comprised of the following classes:

	At December 31, 2007			At December 31, 2006		
	Current	Non-current	Total	Current	Non-current	Total
ɔns of €)						
ɔle-for-sale financial assets	1,061	1,283	2,344	2,885	4,513	7,398
eof equity instruments	-	1,139	1,139	-	1,366	1,366
eof debt instruments	1,061	144	1,205	2,885	3,147	6,032
ial assets at fair value through profit or loss	1,613	-	1,613	1,197	-	1,197
tive financial instruments used in hedge accounting	1,364	725	2,089	677	616	1,293
receivables and financial assets	2,545	1,036	3,581	2,284	760	3,044
ng amount	6,583	3,044	9,627	7,043	5,889	12,932

tments included in the table above, primarily debt securities, a carrying amount of €1,424 million in 2007 (2006: €6,038 ɔn), form part of the Group's liquidity management function.

lable-for-sale financial assets. Equity instruments com- the following:

	At December 31,	
	2007	2006
ɔns of €)		
instruments at fair value	573	710
instruments at cost	566	656
ng amount	1,139	1,366

e current reporting year, equity instruments at cost with a car- amount of €5 million (2006: €20 million; 2005: €11 million) sold. The realized gains from the sales were €90 million)07 (2006: €45 million; 2005: €9 million). As of December 31, ', the Group did not intend to dispose of any reported equity uments at cost.

Financial assets at fair value through profit or loss comprise the following:

	At December 31,	
	2007	2006
(in millions of €)		
Trading securities	313	207
Derivative financial instruments not used in hedge accounting	1,300	990
Carrying amount	1,613	1,197

Derivatives. For information on derivatives see Note 29.

Other receivables and financial assets. Other receivables and financial assets particularly comprise receivables and loans from associated companies, joint ventures and unconsolidated subsidiaries.

15. Other assets

The remaining non-financial assets are comprised of the following:

	At December 31, 2007			At December 31, 2006		
	Current	Non-current	Total	Current	Non-current	Total
(in millions of €)						
Reimbursements due to income tax refunds	243	149	392	630	209	839
Reimbursements due to other tax refunds	1,221	21	1,242	883	37	920
Reimbursements due to Medicare Act (USA)	-	106	106	-	1,329	1,329
Other expected reimbursements	489	26	515	410	188	598
Prepaid expenses	199	97	296	503	275	778
Others	216	81	297	497	682	1,179
Carrying amount	2,368	480	2,848	2,923	2,720	5,643

Other expected reimbursements predominantly relate to recovery claims from our suppliers in connection with issued product warranties.

16. Inventories

	At December 31,	
	2007	2006
(in millions of €)		
Raw materials and manufacturing supplies	1,741	2,181
Work-in-process	1,907	3,137
Finished goods, parts and products held for resale	10,343	13,036
Advance payments to suppliers	95	42
Carrying amount	14,086	18,396

The production cost of inventories recognized as expense in 2007 amounts to €86,410 million (2006: €107,217 million; 2005: €104,098 million). Production cost are included in cost of sales (2007: €64,143 million; 2006: €67,142 million; 2005: €63,596 million) and in profit (loss) from discontinued operations (2007: €22,267 million; 2006: €40,075 million; 2005: €40,502 million). The amount of write-down of inventories to net realizable value recognized as expense was €111 million (2006: €87 million; 2005: €69 million) in 2007. At December 31, 2007, €1,431 million (2006: €1,531 million) of the total inventories were carried at net realizable value. Inventories that are expected to be turned over within twelve months amounted to €13,542 million at December 31, 2007 (2006: €17,684 million).

At December 31, 2007, inventories include €382 million (2006: €369 million) of company cars of Daimler AG, which were pledged as collateral to the Daimler Pension Trust e.V. based on the requirement to provide collateral for certain vested employee benefits in Germany.

The carrying amount of inventories recognized during the period by taking possession of collateral held as security amounted to €88 million in 2007 (2006: €114 million). The utilization of the assets occurs in the context of normal business cycle.

ade receivables

	2007	At December 31, 2006
ns of €)		
arrying amount	6,738	8,147
nce for doubtful accounts	(377)	(476)
g amount, net	6,361	7,671

December 31, 2007, €25 million of the trade receivables re after more than one year (2006: €81 million).

ances. Changes in the allowance for doubtful accounts for receivables were as follows:

	2007	2006	2005
ns of €)			
e at January 1	476	540	591
d to costs and expenses	12	25	41
ts written off	(78)	(67)	(75)
al of Chrysler activities	(22)	-	-
cy translation ner changes	(11)	(22)	(17)
e at December 31	377	476	540

otal expenses relating to the impairment losses of trade vables amounted to €126 million (2006: €91 million; 2005: million).

Credit risks. The following chart gives an overview of credit risks included in trade receivables:

	2007	At December 31, 2006
(in millions of €)		
Receivables, neither past due nor impaired	4,501	5,509
Receivables past due, not impaired individually		
less than 30 days	589	726
30 to 59 days	121	140
60 to 89 days	51	60
90 to 119 days	68	100
120 days or more	57	65
Total	886	1,091
Receivables impaired individually	974	1,071
Carrying amount	6,361	7,671

Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

Further information on financial risk and nature of risks is provided in Note 30.

Sale of receivables. Based on market conditions and liquidity needs, Daimler may sell portfolios of trade receivables to third parties. At the time of the sale, Daimler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables are continued to be recognized in the Group's consolidated balance sheets.

As of December 31, 2007, the carrying amount of trade receivables sold, but not derecognized for accounting purposes amounted to €226 million (2006: €312 million). For information on the liabilities in total, related to the sold but not derecognized receivables, see Note 23. These receivables are pledged as collateral for the related financial liabilities.

18. Assets and liabilities held for sale (Potsdamer Platz)

On December 13, 2007, the Supervisory Board of Daimler AG approved the sale of real-estate properties at Potsdamer Platz to the SEB Group for a sale price of €1.4 billion. The transaction closed on February 1, 2008. From this transaction, the Group expects a positive effect of €0.4 billion on EBIT of Vans, Buses, Other.

At the same time, the Group entered into leases for approximately half of the sold office space with a non-cancellable lease period ending December 31, 2012. At the end of the non-cancellable lease terms, there are two renewal options for five years each.

In the consolidated balance sheet as of December 31, 2007, the assets and liabilities of Potsdamer Platz are presented separately as assets and liabilities held for sale. The assets and liabilities held for sale are comprised on a consolidated basis of the following:

	December 31, 2007
(Amounts in millions of €)	
Assets held for sale	
Property, plant and equipment	920
Other assets	2
	922
Liabilities held for sale	
Provisions for other risks and other liabilities	26

19. Equity

See also the consolidated statements of changes in equity.

Share capital is divided into no-par value shares. All shares are fully paid up. Each share grants the bearer one voting right at the Annual Meeting of Daimler AG and a right to participate in profits as defined by the dividend distribution resolved at the Annual Meeting.

	2007	2006
(in millions of shares)		
Number of shares outstanding		
Shares outstanding on January 1	1,028	1,018
Stock option plan rights exercised	36	10
Retirement of own shares (share buyback program)	(50)	-
Shares outstanding on December 31	1,014	1,028

Treasury shares. In 2007, Daimler acquired 0.5 million Daimler shares (2006: 0.7 million; 2005: 0.7 million) in connection with employee share purchase programs, 0.5 million shares (2006: 0.7 million; 2005: 0.7 million) of which were issued to employees.

The Annual Meeting on April 4, 2007 authorized Daimler to acquire, until October 4, 2008, treasury shares for certain predefined purposes up to an amount of €267 million of the issued capital, or nearly 10% of the current issued capital. On August 29, 2007, the Supervisory Board approved the share buyback program. Between August 30, 2007 and December 20, 2007, the company partly exercised the authorization granted by the Annual Shareholders' Meeting by repurchasing a total of 50.0 million shares representing €131 million of the issued capital. The repurchased shares were retired and cancelled.

Authorized and contingent capital. By way of a resolution adopted at the Annual Meeting on April 9, 2003, the Board of Management was authorized, with the approval of the Supervisory Board, to increase the issued capital by up to €500 million by issuing new registered shares for cash contributions and by up to €500 million by issuing new registered shares for non-cash contributions by April 8, 2008. Furthermore, the Board of Management is authorized to increase the issued capital by up to €26 million for the purpose of issuing employee shares.

The Board of Management was also authorized, with the approval of the Supervisory Board, to issue convertible and / or option bonds with a total nominal amount of up to €15 billion at terms not exceeding 20 years and to grant the bearers or creditors of these bonds convertible or option rights to new Daimler shares with a pro rata amount of share capital of up to €300 million, in line with the specified conditions, by April 5, 2010.

Following the expiration of the convertible bond, the non-converted bonds issued as part of the 1996 stock option plan with a nominal amount of €0.1 million, were repaid to the bearers on July 19, 2006.

As of December 31, 2007, 29.1 million options of the 2000 stock option plan with a nominal amount of €77 million had not yet been exercised.

Miscellaneous. Under the German Stock Corporation Act (Aktiengesetz), the dividend that can be distributed to shareholders is based on the unappropriated earnings reported in the annual financial statements of Daimler AG (parent company only) in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2007, the Daimler management will propose to the shareholders at the Annual Meeting that €2,028 million (€2.00 per share) of the unappropriated accumulated earnings of Daimler AG is distributed as a dividend to the stockholders.

During the preparation of the consolidated financial statements for 2007, Daimler recognized that equity as of January 1, 2005, the transition date to IFRS, and subsequent year ends had to be adjusted by an amount of €(103) million. Accordingly, retained earnings of the Daimler Group were retroactively adjusted. The adjustments were not material for the Goup's equity and did not affect the operations of either 2005 and 2006.

able below shows the changes in other reserves directly
gnized in equity:

	2007			2006			2005		
	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes
ons of €)									
ial assets available for sale:									
value changes recognized in equity	(241)	18	(223)	121	(27)	94	272	19	291
me) / expenses reclassified ugh profit or loss	(6)	2	(4)	(1)	-	(1)	(303)	45	(258)
nancial assets available for sale	(247)	20	(227)	120	(27)	93	(31)	64	33
ive financial instruments:									
value changes recognized in equity	2,030	(546)	1,484	2,313	(877)	1,436	(3,608)	1,277	(2,331)
me) / expenses reclassified ugh profit or loss	(1,915)	677	(1,238)	(1,899)	722	(1,177)	1,514	(476)	1,038
erivative financial instruments	115	131	246	414	(155)	259	(2,094)	801	(1,293)
cy translation adjustments	(812)	-	(812)	(1,621)	-	(1,621)	1,974	-	1,974
come and (expenses) recognized y in equity	(944)	151	(793)	(1,087)	(182)	(1,269)	(151)	865	714
ofit			3,985			3,783			4,215
come for period			3,192			2,514			4,929

e line item total financial assets available for sale the amounts 07 include minority interest of €(3) million before taxes and million net of taxes (2006: -; 2005: €8 million before taxes, illion net of taxes). The line item total derivative financial uments includes €83 million before taxes and €83 net of tax- tributable to minority interest in 2007 (2006: -; 2005: -). rity interest of €(12) million before taxes and €(12) million f taxes are included in the line item currency translation stments for 2007 (2006: €(36) million before and net of ; 2005: €7 million before and net of taxes).

hare-based payment

f December 31, 2007, the Group has the following awards tanding that were issued under a variety of plans: (1) the -2007 Performance Phantom Share Plans ("PPSP"), (2) the k Option Plan 2000 ("SOP") and (3) various stock apprecia- rights ("SAR") plans from previous years. The Medium Term ntive Awards ("MTI") 2004-2006 were due in 2007 and ed effects on the consolidated statement of income only in irst half of 2007. The SOP 2003 and 2004 are equity-settled e-based payment instruments and are measured at fair value e date of grant. PPSP and SAR are cash-settled share-based nent instruments and are measured at respective fair value e balance sheet date.

The PPSP and the MTI are paid off at the end of the stipulated holding period; earlier, pro-rated pay off is possible only if certain defined conditions are met. For the SAR Plans, the vesting periods for all plans have passed, so that all SARs are exercisable under consideration of the exercise prices. The fair values of the SAR Plans are taken into account in the provision at the balance sheet date. The intrinsic values of the SARs were zero at year-end.

Due to the deconsolidation of the Chrysler activities, the outstanding rights for Chrysler employees do not result in a debt from share-based payment any more. As of December 31, 2007, provisions for other risks were recorded for Chrysler rights that are not paid off.

The effects of share-based payment arrangements in the income statements and balance sheets were as follows (before income taxes):

	Remuneration expense / (income)			Provision at December 31,	
	2007	2006	2005	2007	2006
(in millions of €)					
PPSP	161	59	30	165	69
MTI	4	-	(25)	–	6
SAR	39	-	(42)	8	8
SOP	24	38	88	–	-
	228	97	51	173	83

Effects in the consolidated statements of income resulting from rights of members of the Board of Management:

	Dr. Dieter Zetsche		Günther Fleig		Dr. Rüdiger Grube		Andreas Renschler		Bodo Uebber		Dr. Thomas Weber	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
(in millions of €)												
PPSP	5.1	1.2	2.5	0.6	2.5	0.6	2.6	0.6	2.7	0.7	2.5	0.6
MTI	.	.	.	.	.	.	.	.	.	.	.	.
SAR	0.1	.	.	.	–	–	.	.	.	.	.	.
SOP	3.0	0.8	1.5	0.4	1.5	0.4	.	0.1	1.2	0.3	0.1	0.3

The details of the overview do not represent any paid or committed remuneration, but refer to expense which has been calculated according to IFRS. Details regarding the payments in the year 2007 can be found in the Remuneration Report (see page 116).

Performance Phantom Share Plans. In 2007, the Group adopted a "Performance Phantom Share Plan", similar to that used in 2005 and 2006, under which eligible employees are granted phantom shares entitling them to receive cash payments after four years. The amount of cash paid to eligible employees is based on the number of vested phantom shares (determined over a three-year performance period) multiplied by the quoted price of Daimler's Ordinary Shares (calculated as an average price over a specified period at the end of the four years of service). The number of phantom shares that vest will depend on the achievement of corporate performance goals, based on competitive and internal benchmarks (return on net assets and return on sales).

The Group recognizes a provision for award for the PPSP. Since payment per vested phantom share depends on the quoted price of one Daimler Ordinary Share, the quoted price represents the fair value of each phantom share. The proportionate remuneration expenses for 2007, 2006 and 2005 are determined on the basis of the year-end quoted price of Daimler Ordinary Shares and the estimated target achievement.

Stock Option Plans. In April 2000, the Group's shareholders approved the Daimler SOP, which grants of stock options for the purchase of Daimler Ordinary Shares to eligible employees. Options granted under the SOP are exercisable at a reference price per Daimler Ordinary Share, which is determined in advance, plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per Daimler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%. After 2004 no new stock options were granted.

In the event of exercise the Group issued common shares. Chrysler employees are still able to exercise their rights. Employees are allowed to exercise their rights within one year after leaving the Group, former employees with an inactive status at deconsolidation are allowed to exercise their rights for a maximun of five years after leaving the Group. Exercises, and therefore the issue of new common shares, cause an increase in the share capital of Daimler, similar to exercises of stock options by current Daimler employees. As of December 31, 2007, Chrysler employees held 4.9 million exercisable rights.

The table below shows the basic terms of the SOP (in millions):

	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
				At December 31, 2007	
Year of grant					
2000	€62.30	€74.76	15.2	7.7	7.7
2001	€55.80	€66.96	18.7	6.9	6.9
2002	€42.93	€51.52	20.0	5.3	5.3
2003	€28.67	€34.40	20.5	3.7	3.7
2004	€36.31	€43.57	18.0	5.5	5.5

Options granted to the Board of Management in 2004 for which – according to the recommendations of the German Corporate Governance Code – the Presidential Committee can impose a limit, or reserve the right to impose a limit in the event of exceptional and unpredictable developments, are measured at their intrinsic values as of December 31.

sis of the stock options issued is as follows:

	Number of stock options in millions	2007 Average exercise price € per share	Number of stock options in millions	2006 Average exercise price € per share	Number of stock options in millions	2005 Average exercise price € per share
e at beginning of the year	67.1	56.00	76.6	53.92	86.5	52.78
s granted	-	-	-	-	-	-
ed	(35.7)	53.89	(10.0)	37.06	(5.3)	34.40
ed	-	52.36	(0.2)	43.81	(0.3)	41.42
al of Chrysler activities	(2.3)	68.15	(2.3)	67.61	(1.3)	60.13
nding at year-end	29.1	57.66	67.1	56.00	79.6	53.92
able at year-end	29.1	57.66	58.8	57.75	52.8	60.82

veighted average share price of Daimler ordinary shares g the exercise period was €65.69 (2006: €44.99; 2005:)8).

k Appreciation Rights Plans. The 1997 and 1998 SOPs er Daimler-Benz plans), which granted options for the nase of Daimler ordinary shares to certain members of man- ent, are due ten years after issuance and included a purpose ce advance. All options granted under these plans were erted into SARs in 1999. All terms and conditions of the new are identical to the stock options which were replaced, t that the holder of a SAR has the right to receive cash equal e difference between the exercise price of the original option he fair value of the Group's stock at the exercise date rather receiving Daimler Ordinary Shares. The number of outstand- nd exercisable SARs amounts to 3.2 million at December 007.

99, Daimler established a stock appreciation rights plan (the Plan 1999"), which provides eligible employees of the p with the right to receive cash equal to the appreciation of ler ordinary shares subsequent to the date of grant. The appreciation rights granted under the SAR Plan 1999 vest ual installments on the second and third anniversaries from rant date. All unexercised SARs expire ten years from the date. The exercise price of an SAR is equal to the fair market of Daimler's Ordinary Shares on the grant date. On February 999, the Group issued 11.4 million SARs at an exercise price 9.70 each (US $98.76 for Chrysler employees), of which nillion are outstanding and exercisable at December 31, 2007.

njunction with the consummation of the merger between ler-Benz AG and Chrysler Corporation in 1998, the Group emented an SAR plan, for which 22.3 million SARs were issued exercise price of US $75.56 each. The initial grant of SARs ced Chrysler fixed stock options.

The SARs are measured at their fair values and are recognized as provisions.

The fair values of the Daimler SARs were measured based on a modified Black-Scholes option-pricing model, which takes into account the specific terms of issuance. For the determination of the volatility the historic volatility of the Daimler share based on the expected period until exercise of the various SAR plans was used.

Medium Term Incentive Awards. Until 2004, the Group granted MTIs with three year performance periods to certain eligible employees. The cash amount ultimately earned at the end of a performance period was primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of Daimler ordinary shares at the end of three-year performance periods. The bench- marks were return on net assets and return on sales.

The MTI awards issued in 2004 were due in 2007.

21. Pensions and similar obligations

The provisions for pension benefit plans and similar obligations are comprised of the following components:

	At December 31, 2007	2006
(in millions of €)		
Provision for pension benefits (pension plans)	3,038	4,041
Provision for other post-employment benefits	790	14,598
Provision for other benefits	24	375
	3,852	19,014

Defined pension benefit plans

The Group provides pension benefits with defined entitlements to almost all of its employees which have to be accounted for as defined benefit plans and are funded with assets to a very large degree. These pension benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

Funded status. The following information with respect to the Group's pension plans is presented separately for German plans and non-German plans. In the prior years, the non-German plans were principally comprised of plans in the United States. In 2007, as a result of the deconsolidation of the Chrysler activities, the Group's provisions for pension benefits and the corresponding plan assets decreased significantly. The funded status is as follows:

	At December 31, 2007			At December 31, 2006			At December 31, 2005		
	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans
(in millions of €)									
Present value of defined benefit obligations	15,686	13,539	2,147	37,466	14,728	22,738	41,514	15,163	26,351
Less fair value of plan assets	(13,774)	(12,073)	(1,701)	(35,176)	(11,542)	(23,634)	(34,348)	(10,590)	(23,758)
Funded status	1,912	1,466	446	2,290	3,186	(896)	7,166	4,573	2,593

A reconciliation of the funded status to the net amounts recognized in the consolidated balance sheets is as follows:

	At December 31, 2007			At December 31, 2006		
	Total	German plans	Non-German plans	Total	German plans	Non-German plans
(in millions of €)						
Funded status	1,912	1,466	446	2,290	3,186	(896)
Unrecognized actuarial net gains/(losses)	1,106	1,022	84	1,929	(472)	2,401
Unrecognized past service cost	–	–	–	(347)	–	(347)
Net amounts recognized	3,018	2,488	530	3,872	2,714	1,158
Amounts recognized in the consolidated balance sheets consist of:						
Other assets	(20)	–	(20)	(169)	–	(169)
Provisions for pensions and similar obligations	3,038	2,488	550	4,041	2,714	1,327
Net amounts recognized	3,018	2,488	530	3,872	2,714	1,158

development of the present value of the defined benefit obligations and the fair value of plan assets is as follows:

	2007 Total	2007 German plans	2007 Non-German plans	2006 Total	2006 German plans	2006 Non-German plans
...ons of €)						
...t value of the defined benefit obligation at the beginning of the year	37,466	14,728	22,738	41,514	15,163	26,351
...t service cost	609	334	275	829	365	464
...t cost	1,421	651	770	1,872	582	1,290
...butions by plan participants	10	-	10	18	-	18
...ial gains	(2,354)	(1,728)	(626)	(1,704)	(588)	(1,116)
...ervice cost	21	-	21	50	-	50
...lments	34	(2)	36	136	85	51
...ments	(43)	-	(43)	(56)	-	(56)
...n benefits paid	(1,697)	(597)	(1,100)	(2,247)	(577)	(1,670)
...sal of Chrysler activities	(19,198)	-	(19,198)	-	-	-
...cy exchange-rate and other changes	(583)	153	(736)	(2,946)	(302)	(2,644)
...t value of the defined benefit obligation at the end of the year	15,686	13,539	2,147	37,466	14,728	22,738
...eof with plan assets	14,503	12,455	2,048	36,281	13,609	22,672
...eof without plan assets	1,183	1,084	99	1,185	1,119	66
...lue of plan assets at the beginning of the year	35,176	11,542	23,634	34,348	10,590	23,758
...ected return on plan assets	2,016	862	1,154	2,599	790	1,809
...arial gains/(losses)	8	(233)	241	1,685	209	1,476
... return on plan assets	2,024	629	1,395	4,284	999	3,285
...butions by the employer	645	425	220	1,199	464	735
...butions by plan participants	10	-	10	18	-	18
...ments	(14)	-	(14)	(31)	-	(31)
...ts paid	(1,585)	(523)	(1,062)	(2,115)	(504)	(1,611)
...sal of Chrysler activities	(21,718)	-	(21,718)	-	-	-
...cy exchange-rate and other changes	(764)	-	(764)	(2,527)	(7)	(2,520)
...lue of plan assets at the end of the year	13,774	12,073	1,701	35,176	11,542	23,634

...experience related adjustments, which are the differences ...een the earlier actuarial assumptions applied and actual ...lopments are as shown in the following table (based on the ...ion benefit plans and plan assets at December 31):

	2007	2006	At December 31, 2005
...ons of €)			
...t value of obligation	154	45	201
...lue of plan assets	(238)	1,685	1,629

Plan assets. At December 31, 2007, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Plan assets and income from plan assets are used solely to pay pension benefits and administer the plans. The Group's plan asset allocations are presented in the following table:

	Plan assets German plans At December 31, 2007	Plan assets German plans At December 31, 2006	Plan assets Non-German plans At December 31, 2007	Plan assets Non-German plans At December 31, 2006
(in % of plan assets)				
Equity securities	53	56	53	62
Debt securities	35	35	29	24
Alternative investments	8	4	3	8
Real estate	2	2	2	5
Other	2	3	13	1

Alternative investments consist of private equity and debt investments as well as investments in commodities and hedge funds.

Assumptions. The measurement date for the Group's pension benefit obligations and plan assets is generally December 31. The measurement date for the Group's net periodic pension cost is principally January 1. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

The following weighted average assumptions were used to determine pension benefit obligations:

	German plans At December 31, 2007	2006	Non-German plans At December 31, 2007	2006
(in %)				
Average assumptions				
Discount rates	5.4	4.5	5.3	5.7
Expected long-term remuneration increases	3.1	2.5	4.6	4.1

The following weighted average assumptions were used to determine net periodic pension cost:

	German Plans 2007	2006	2005	Non-German Plans 2007	2006	2005
(in %)						
Average assumptions						
Discount rates	4.5	4.0	4.8	5.7	5.4	5.8
Expected long-term returns on plan assets	7.5	7.5	7.5	8.5	8.5	8.5
Expected long-term remuneration increases	2.5	3.0	3.0	4.1	4.4	4.5

Discount rates. The discount rates for German and non-German pension plans are determined annually as of December 31 on the basis of high quality corporate bonds with maturities and values matching those of the pension payments.

Expected return on plan assets. The expected long-term rates of return for German and non-German plan assets are primarily derived from the asset allocation of plan assets and expected future returns for the various asset classes in the portfolios. Our investment committees survey banks and large asset portfolio managers about their expectations of future returns for the relevant market indices. The allocation-weighted average return expectations serve as an initial indicator for the expected rate of return on plan assets for each pension fund.

In addition, Daimler considers long-term actual plan assets results and historical market returns in its evaluation in order to reflect the long-term character of the expected rate of return.

ension cost (income). The components of net pension income) for the continued and discontinued operations as follows:

	2007			2006			2005		
	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans
ns of €)									
nt service cost	**609**	**334**	**275**	829	365	464	739	296	443
est cost	**1,421**	**651**	**770**	1,872	582	1,290	1,874	588	1,286
cted return on plan assets	**(2,016)**	**(862)**	**(1,154)**	(2,599)	(790)	(1,809)	(2,322)	(673)	(1,649)
tization of net actuarial losses/(gains)	**(38)**	**-**	**(38)**	1	1	-	-	-	-
service cost	**46**	**-**	**46**	73	-	73	250	-	250
iodic pension cost/(income)	**22**	**123**	**(101)**	176	158	18	541	211	330
nents and settlements	**21**	**(2)**	**23**	112	85	27	11	(5)	16
nsion cost/(income)	**43**	**121**	**(78)**	288	243	45	552	206	346

cted payments. In 2008, Daimler expects to make cash ibutions of €0.1 billion to its pension plans. In addition, roup expects to make pension benefit payments of €0.1 billion pension benefit schemes without plan assets.

ed pension contribution plans

imler, the payments made under defined pension contribution are primarily related to government-run pension plans. 07, the total cost from payments made under defined contri- n plans amounted to €1.2 billion (2006: €1.1 billion; 2005: billion).

r post-employment benefits

in foreign subsidiaries of Daimler, particularly in North ica, provide post-employment health and life-insurance bene- ith defined entitlements to their employees, which have accounted for as defined benefit plans and are funded with s to a lesser degree. The benefits and eligibility rules e modified. In 2007, as a result of the deconsclidation Chrysler activities, the Group's provisions for other employment benefits and the corresponding plan assets ased significantly.

Funded status. The funded status is as follows:

	At December 31, 2007	2006	2005
(in millions of €)			
Present value of defined benefit obligations	**890**	17,359	19,275
Less fair value of plan assets	**(50)**	(1,928)	(1,912)
Less reimbursement rights	**(106)**	(1,329)	(1,564)
Funded status	**734**	14,102	15,799

A reconciliation of the funded status to net amounts recognized in the consolidated balance sheets is as follows:

	At December 31, 2007	2006
(in millions of €)		
Funded status	**734**	14,102
Unrecognized actuarial net losses	**(59)**	(973)
Unrecognized past service income, net	**9**	140
Net amounts recognized	**684**	13,269
Amounts recognized in the consolidated balance sheets consist of:		
Other assets	**(106)**	(1,329)
Provisions for pensions and similar obligations	**790**	14,598
Net amounts recognized	**684**	13,269

The development of the present value of the defined benefit obligation and the fair value of plan assets is as follows:

	2007	2006
(in millions of €)		
Present value of the defined benefit obligation at the beginning of the year	17,359	19,275
Current service cost	170	315
Interest cost	600	983
Contributions by plan participants	1	1
Actuarial (gains)/losses	(396)	226
Past service income	(11)	(551)
Curtailments and settlements	(4)	(33)
Pension benefits paid	(495)	(876)
Disposal of Chrysler activities	(15,649)	-
Currency exchange-rate and other changes	(685)	(1,981)
Present value of the defined benefit obligation at the end of the year	890	17,359
Thereof with plan assets	392	16,817
Thereof without plan assets	498	542
Fair value of plan assets at the beginning of the year	1,928	1,912
Expected return on plan assets	94	151
Actuarial gains	61	86
Actual return on plan assets	155	237
Contributions by the employer	13	5
Contributions by plan participants	1	1
Benefits paid	(26)	(18)
Disposal of Chrysler activities	(1,933)	-
Currency exchange-rate and other changes	(88)	(209)
Fair value of plan assets at the end of the year	50	1,928

The development of the fair value of reimbursement rights due to the Medicare Act is as follows:

	2007	2006
(in millions of €)		
Fair value of reimbursement entitlement at the beginning of the year	1,329	1,564
Expected return on reimbursement right	53	100
Actuarial gains/(losses)	(112)	106
Actual retun on reimbursement rights	(59)	206
Past service cost	-	(230)
Reimbursements to employer	(24)	(44)
Disposal of the Chrysler activities	(1,077)	-
Currency exchange-rate and other changes	(63)	(167)
Fair value of reimbursement entitlement at the end of the year	106	1,329

The experienced adjustments, which are the differences between the earlier actuarial assumptions applied and actual developments are as shown in the following table (based on the other post-employment benefit plans and plan assets at December 31):

		At December 31,	
	2007	2006	2005
(in millions of €)			
Present value of obligation	(17)	154	255
Fair value of plan assets	(2)	86	(10)

Plan assets. At December 31, 2007, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income of the plan assets are used solely to pay post-employment benefits and to administer the plans.

Assumptions. The measurement date for the Group's accumulated other post-employment benefit obligations and plan assets is generally December 31. The measurement date for the Group's net periodic post-employment benefit cost is principally January 1. Assumed discount rates and rates of increase in remuneration used in calculating the accumulated post-employment benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated.

The weighted average assumptions used to determine the benefit obligations of the Group's post-employment benefit plans at December 31 were as follows:

	At December 31,	
	2007	2006
(in %)		
Average assumptions:		
Discount rates	6.2	5.9
Health-care inflation rates in following year	8.2	8.3
Long-term health-care inflation rates	5.0	5.0

veighted average assumptions used to determine the eriodic post-employment benefit cost of the Group's post-oyment benefit plans were as follows:

	2007	2006	2005
e assumptions:			
nt rates	5.9	5.7	6.0
ed long-term returns h assets	8.5	8.5	8.5
-care inflation rates e" year	8.3	7.4	8.0
erm health-care inflation rates	5.0	5.0	5.0

ount rates. The discount rates are determined annually as cember 31 on the basis of high quality corporate bonds with rities and values matching those of the benefit obligations.

Expected return on plan assets. Post-employment benefit plan assets utilize an asset allocation substantially similar to that of the pension plan assets. Accordingly, the information on the expected rate of return on pension plan assets as described above also applies to other post-employment plan assets.

Net post-employment benefit cost. The components of net periodic post-employment benefit cost for the continued and discontinued operations were as follows:

	2007	2006	2005
(in millions of €)			
Current service cost	170	315	297
Interest cost	600	983	997
Expected return on plan assets	(94)	(151)	(144)
Expected return on reimbursement rights	(53)	(100)	(104)
Amortization of actuarial losses	13	9	-
Past service income	(6)	(234)	(220)
Net periodic post-employment benefit cost	630	822	826
Curtailments and settlements	12	3	3
Net post-employment benefit cost	642	825	829

rovisions for other risks

development of provisions for other risks is summarized llows:

	Product warranties	Sales incentives	Personnel and social costs	Other	Total
ons of €)					
ce at December 31, 2006	10,261	4,839	3,812	5,003	23,915
eof current	4,536	4,763	1,665	3,150	14,114
eof non-current	5,725	76	2,147	1,853	9,801
ons	3,789	4,663	2,014	3,756	14,222
tions	(4,203)	(4,711)	(1,759)	(2,586)	(13,259)
als	(225)	(177)	(145)	(585)	(1,132)
on of accrued interest and effects of changes in discount rates	339	.	111	114	564
sal of Chrysler activities	(3,000)	(3,594)	(868)	(2,262)	(9,724)
ncy translation and other changes	(363)	(190)	(137)	(495)	(1,185)
ce at December 31, 2007	6,598	830	3,028	2,945	13,401
eof current	3,103	819	1,419	1,931	7,272
eof non-current	3,495	11	1,609	1,014	6,129

Product warranties. Daimler issues various types of product guarantees, under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The provision for these product warranties covers expected costs for legal and contractual warranty claims, as well as expected costs for policy coverage, recall campaigns and buyback commitments. The provision for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues. The utilization date of product warranties depends on the incidence of the warranty claims and can span the entire term of the product warranties.

Sales incentives. The provisions for sales incentives relate to obligations for expected reductions in sales revenue already recognized. These include bonuses, discounts and other price reduction commitments, which are entered into with contractual partners in the reporting period or in previous periods, but will not be paid until subsequent periods.

Personnel and social costs. Provisions for personnel and social costs include primarily expected expenses of the Group for employee anniversary bonuses, profit sharing arrangements, management bonuses as well as early retirement and partial retirement plans. The additions recorded to the provisions for profit sharing and management bonuses in the reporting year usually result in cash outflows in the following year.

Other. Provisions for other risks comprise, among others, expected costs in connection with liability and litigation risks, obligations under the EU End-of-Life Vehicles Directive and environmental protection risks. In addition, provisions for other taxes and various other risks are summarized in this position.

23. Financing liabilities

	At December 31, 2007			At December 31, 2006		
	Current	Non-current	Total	Current	Non-current	Total
(in millions of €)						
Notes / bonds	11,003	26,075	37,078	19,383	44,534	63,917
Commercial paper	112	-	112	11,302	-	11,302
Liabilities to financial institutions	7,331	5,264	12,595	11,126	7,865	18,991
Liabilities to affiliated companies	527	3	530	504	104	608
Deposits from direct banking business	3,962	138	4,100	2,962	148	3,110
Loans, other financing liabilities	103	10	113	691	426	1,117
Liabilities from finance lease	62	377	439	62	429	491
Total financing liabilities	23,100	31,867	54,967	46,030	53,506	99,536

Based on market conditions and liquidity needs, Daimler may sell certain receivables to third parties. As of December 31, 2007, liabilities relating to transfers of receivables accounted as secured borrowings amounted to €1,652 million (2006: €22,005 million). These are reported under notes / bonds in the amount of €1,417 million, under liabilities to financial institutions in the amount of €147 million, and under loans, other financing liabilities in the amount of €88 million.

ther financial liabilities

r financial liabilities are composed of the following items:

	At December 31, 2007			At December 31, 2006		
	Current	Non-current	Total	Current	Non-current	Total
ns of €)						
ive financial instruments used in hedge accounting	66	169	235	236	140	376
al liabilities recognized at fair value through profit or loss	300	-	300	196	-	196
lities from residual value guarantees	1,720	1,221	2,941	2,015	1,326	3,341
lities from wages and salaries	1,129	1	1,130	1,300	2	1,302
r	5,227	282	5,509	4,622	264	4,886
aneous other financial liabilities	8,076	1,504	9,580	7,937	1,592	9,529
ther financial liabilities	8,442	1,673	10,115	8,369	1,732	10,101

vative financial instruments. Information on derivative cial instruments can be found in Note 29.

cial liabilities recognized at fair value through profit or relate exclusively to derivative financial instruments, which ot used in hedge accounting.

Other liabilities

r liabilities are composed of the following items:

	At December 31, 2007			At December 31, 2006		
	Current	Non-current	Total	Current	Non-current	Total
ns of €)						
e tax liabilities	118	103	221	131	96	227
laneous other liabilities	1,154	11	1,165	1,387	16	1,403
ther liabilities	1,272	114	1,386	1,518	112	1,630

onsolidated statements of cash flows

ulating funds. Cash and cash equivalents include funds of million (2006: €1,326 million; 2005: €444 million) from olidated special purpose entities which are solely used to e the respective financial liabilities.

provided by operating activities. The changes in other ating assets and liabilities are as follows:

	2007	2006	2005
ons of €)			
ons	(859)	(979)	(1,506)
ial instruments	(159)	(477)	263
laneous other assets bilities	1,407	(340)	515
	389	(1,796)	(728)

The cash provided by operating activities includes the following cash flows:

	2007	2006	2005
(in millions of €)			
Interest paid	(1,541)	(977)	(1,075)
Interest received	977	716	648
Income taxes paid, net	(1,020)	(1,494)	(700)
Dividends received	69	191	155

Cash provided by investing activities. As of the transfer date the following assets and liabilities of the Chrysler activities were disposed of:

(in millions of €)	
Intangible assets	2,510
Property, plant and equipment	16,457
Equipment on operating leases	20,240
Inventories	5,572
Trade receivables	974
Receivables from financial services	35,030
Other financial assets	1,085
Other assets	3,544
Provisions	24,751
Trade payables	6,578
Financing liabilities	20,550
Other financial liabilities	2,549
Other liabilities	6,648

The cash inflow from the transaction of €22,594 million reported on the cash flow statement is net of disposed cash and cash equivalents, which amounted to €3,003 million.

Cash used for financing activities. The cash used for financing activities includes cash flows from hedging the currency risks of financial liabilities. In 2007 the cash used for financing activities included payments for the reduction of the outstanding finance lease liabilities of €77 million (2006: €80 million; 2005: €78 million).

27. Legal proceedings

Various legal proceedings, claims and governmental investigations are pending against Daimler AG and its subsidiaries on a wide range of topics, including vehicle safety, emissions and fuel economy, financial services, dealer, supplier and other contractual relationships, intellectual property rights, product warranties, environmental matters, and shareholder matters. Some of these proceedings allege defects in various components in several different vehicle models or allege design defects relating to vehicle stability, pedal misapplication, brakes or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require us to pay substantial compensatory and punitive damages or undertake service actions, recall campaigns or other costly actions.

The Federal Republic of Germany initiated arbitration proceedings against Daimler Financial Services AG (formerly DaimlerChrysler Financial Services AG), Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenue of €3.51 billion plus interest (€236 million through July 31, 2005 plus 5% per annum over the respective base rate since then) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then). Since some of the contractual penalties, among other things, are dependent on time and as further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. Daimler (formerly DaimlerChrysler) believes the claims are without merit and is defending itself vigorously. The response was submitted to the arbitrators on June 30, 2006. The reply of the plaintiff was delivered to the arbitrators on February 15, 2007. The rejoinder of the defendants was delivered to the arbitrators on October 1, 2007. See also Note 28.

As previously reported, the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") are conducting an investigation into possible violations of law by Daimler (formerly DaimlerChrysler) including the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act ("FCPA"). Daimler has voluntarily shared with the DOJ and the SEC information from its own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and has provided the agencies with information pursuant to outstanding subpoenas and other requests. Daimler has also had communications with the office of a German public prosecutor regarding these matters.

nnection with its internal investigation, Daimler has deter-
d that in a number of jurisdictions, primarily in Africa, Asia
Eastern Europe, improper payments were made which
concerns under the FCPA, under German law, and under the
of other jurisdictions. Daimler has also identified and self-
ted potential tax liabilities to tax authorities in several juris-
ons. These tax liabilities of Daimler AG and certain foreign
ates result from misclassifications of, or the failure to record,
nissions and other payments and expenses. Daimler has
various actions designed to address and resolve the issues
ified in the course of its investigation to safeguard against
ecurrence of improper conduct. These include establishing
npany-wide compliance organization, evaluating and revi-
Daimler's governance policies and internal control procedures
aking personnel actions.

ler is working towards completing its internal investigation
possible violations of law. Some investigative and remediation
, however, is still ongoing and further issues may arise as
ler completes the investigation. The DOJ or the SEC could
criminal or civil sanctions, including monetary penalties,
nst Daimler and certain of its employees, as well as additional
ges to its business practices and compliance programs.

ler also determined that for a number of years a portion of
axes related to remuneration paid to expatriate employees
not properly reported. Daimler voluntarily reported potential
abilities resulting from these issues to the tax authorities in
ral jurisdictions and took various remedial actions to address
e issues.

ation is subject to many uncertainties and Daimler cannot
ict the outcome of individual matters with assurance. The
p establishes provisions in connection with pending or
atened litigation if a loss is probable and can be reasonably
nated. Since these provisions, which are reflected in the
p's consolidated financial statements, represent estimates,
easonably possible that the resolution of some of these
ers could require us to make payments in excess of the
unts accrued in an amount or range of amounts that could not
easonably estimated at December 31, 2007. It is also reason-
possible that the resolution of some of the matters for which
isions could not be made may require the Group to make
nents in an amount or range of amounts that could not be
onably estimated at December 31, 2007. Although the final
lution of any such matters could have a material effect
he Group's consolidated operating results for a particular
rting period, Daimler believes that it should not materially
t its consolidated financial position and cash flow.

28. Guarantees and other financial commitments

Guarantees. The following table shows the amounts of provisions and liabilities at December 31, which have been established by the Group in connection with its issued guarantees (excluding product warranties):

	Amount recognized as a liability At December 31, 2007	2006
(in millions of €)		
Financial guarantees	218	297
Guarantees under buy-back commitments	381	344
Other guarantees	156	121
	755	762

Financial guarantees. Financial guarantees principally represent guarantees that require the Group to make certain payments if third parties, non-consolidated affiliated companies, and other companies in which the Group has a non-controlling equity interest fail to meet their financial obligations. The maximum potential obligation resulting from these guarantees amounted to €2,340 million at December 31, 2007 (December 31, 2006: €1,207 million). Included in the 2007 amount are guarantees, which the Group issued for the benefit of Chrysler in connection with the transfer of a majority interest in the Chrysler activities. These guarantees relate to Chrysler's pension obligations and certain other financial obligations of Chrysler. As coverage for a portion of these financial guarantees, Chrysler provided collateral to an escrow account. For the amounts and further information refer to Note 2.

Guarantees under buy-back commitments. Guarantees under buy-back commitments represent arrangements whereby the Group guarantees specified trade-in or resale values for sold vehicles. Such guarantees provide the holder with the right to return purchased vehicles to the Group, the right, being contingent on the future purchase of vehicles or services. As of December 31, 2007, the best estimate for obligations under these guarantees for which no provisions had yet been recorded was €34 million (2006: €57 million). Residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties are not included in those amounts.

Other guarantees. Other guarantees principally include pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. As of December 31, 2007, the best estimate for obligations under other guarantees for which no provisions had yet been recorded was €96 million (2006: €165 million).

In 2002, our subsidiary Daimler Financial Services AG (formerly DaimlerChrysler Financial Services AG), Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) entered into a consortium agreement in order to jointly develop, install, and operate under a contract with the Federal Republic of Germany (operating agreement) a system for the electronic collection of tolls for all commercial vehicles over 12t GVW using German highways. Daimler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together "Toll Collect").

According to the operating agreement, the toll collection system had to be operational no later than August 31, 2003. After a delay of the launch date of the toll collection system, which resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays, the toll collection system was introduced on January 1, 2005, with on-board units that allowed for slightly less than full technical performance in accordance with the technical specification (phase 1). On January 1, 2006, the toll collection system was installed and started to operate with full effectiveness as specified in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received a preliminary operating permit as specified in the operating agreement. Toll Collect GmbH expects to receive the final operating permit, and continues to operate the toll collection system under the preliminary operating permit in the interim.

Failure to perform various obligations under the operating agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €150 million per year until the final operating permit has been issued and at €100 million per year following the issuance of the final operating permit. These cap amounts are subject to a 3% increase for every year of operation.

Beginning in June 2006, the Federal Republic of Germany began reducing monthly payments to Toll Collect GmbH by €8 million in partial set-off against amounts claimed in the arbitration proceeding referred to below. This offsetting may require the consortium members to provide additional operating funds to Toll Collect GmbH.

The operating agreement calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and the consortium. According to the statement of claims received in August 2005, the Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenue that allegedly arose from delays in the operability of the toll collection system. See Note 27 for additional information.

Each of the consortium members (including Daimler Financial Services AG) have provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, Daimler AG (formerly DaimlerChrysler AG) has guaranteed bank loans obtained by Toll Collect GmbH. The guarantees are described in detail below:

- *Guarantee of bank loans.* Daimler AG issued a guarantee to third parties up to a maximum amount of €230 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group's 50% share of Toll Collect GmbH's external financing guaranteed by its shareholders. In 2006, bank loans previously obtained by the consortium and guaranteed by Daimler AG up to a maximum amount of €600 million were replaced by bank loans guaranteed by Daimler AG up to a maximum amount of €230 million.

- *Equity maintenance undertaking.* The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (a so-called "equity maintenance undertaking"). This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenue against Toll Collect GmbH for any period the system was not fully operational, or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

oute's risks and obligations are limited to €70 m llion. ller Financial Services AG and Deutsche Telekom AG are y obliged to indemnify Cofiroute for amounts exceeding imitation.

Daimler's maximum future obligation resulting from the ntee of the bank loan can be determined (€230 million), the p is unable to reasonably estimate the amount o range of unts of possible loss resulting from the financial guarantee in of the equity maintenance undertaking due to the various rtainties described above, although it could be material. Only uarantee for the bank loan is included in the above disclo- s for financial guarantees.

ations associated with product warranties are also not ded in the above disclosures. See Note 22 for provisions ng to such obligations.

r financial commitments. In connection with certain uction programs, Daimler has committed to purchase various s of outsourced manufactured parts and components over nded periods. The Group has also committed to purchase or t in the construction and maintenance of various production ties. Amounts under these arrangements represent commit- s to purchase plant or equipment in the future. As of mber 31, 2007, commitments to purchase outsourced manu- red parts and components as well as to invest in plant and oment are approximately €5.0 billion.

Group has also entered into non-cancellable operating leases acilities, plant and equipment. In 2007, rental payments 317 million (2006: €835 million; 2005: €853 million) were gnized as expense. Future minimum lease payments under cancellable lease agreements are due as follows:

	At December 31, 2007	2006
ons of €)		
ty		
one year	323	570
en one and five years	838	1,594
han five years	1,100	1,162
	2,261	3,326

007 there were no future payments to be received from etting these facilities, plant and equipment to third parties ember 31, 2006: €135 million).

In addition, the Group issued loan commitments for a total of €1.9 billion and €2.3 billion as of December 31, 2007 and 2006, respectively. The 2007 amount includes a credit line of US-$1.5 billion of subordinated debt for Chrysler's automotive business (see Note 2).

In connection with the sale of real estate properties at Potsdamer Platz, the closing of this sale transaction occurred on February 1, 2008, the Group entered into long-term lease arrangements with respect to the sold office space. These lease arrangements are not yet reflected in the above table (see also Note 18).

29. Financial instruments

a) Carrying amounts and fair values of financial instruments
The following table shows the carrying amounts and fair values of the Group's financial instruments. The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of this financial instrument from another independent party. Given the varying influencing factors, the reported fair values can only be viewed as indicators of the prices that may actually be achieved on the market.

	At December 31, 2007 Carrying amount	Fair value	At December 31, 2006 Carrying amount	Fair value
(in millions of €)				
Receivables from financial services	39,213	39,164	77,169	76,446
Trade receivables	6,361	6,361	7,671	7,671
Cash and cash equivalents	15,631	15,631	8,409	8,409
Other financial assets				
Financial assets available for sale [1]	2,344	2,344	7,398	7,398
Financial assets recognized at fair value through profit or loss	1,613	1,613	1,197	1,197
Derivative financial instruments used in hedge accounting	2,089	2,089	1,293	1,293
Other receivables and assets	3,581	3,502	3,044	3,044
Total financial assets	70,832	70,704	106,181	105,458
Financing liabilities	54,967	55,469	99,536	100,201
Trade payables	6,939	6,939	13,716	13,716
Other financial liabilities				
Financial liabilities recognized at fair value through profit or loss	300	300	196	196
Derivative financial instruments used in hedge accounting	235	235	376	376
Miscellaneous other financial liabilities	9,580	9,580	9,529	9,529
Total financial liabilities	72,021	72,523	123,353	124,018

1 Includes equity interests measured at cost of €566 million (2006: €656 million), whose fair value cannot be determined with sufficient reliability.

The carrying amounts of financial instruments presented according to IAS 39 measurement categories are as follows:

	At December 31, 2007	2006
(in millions of €)		
Assets		
Trade receivables	6,361	7,671
Other receivables and assets	3,581	3,044
Receivables from financial services [1]	25,050	63,231
Loans and receivables	34,992	73,946
Available-for-sale financial assets	2,344	7,398
Financial assets recognized at fair value through profit or loss [2]	1,613	1,197
Liabilities		
Trade payables	6,939	13,716
Financing liabilities [3]	52,876	77,040
Other financial liabilities [4]	9,362	9,232
Financial liabilities measured at cost	69,177	99,988
Financial liabilities recognized at fair value through profit or loss [2]	300	196

The table above does not include cash and cash equivalents or the carrying amounts of derivative financial instruments used in hedge accounting as these financial instruments are not assigned to an IAS 39 measurement category.

1 This does not include lease receivables of €14,163 million (2006: €13,938 million) as these are not assigned to an IAS 39 measurement category.
2 Financial instruments classified as held for trading purposes. Therein included are also financial instruments that do not qualify for hedge accounting treatment.
3 This does not include liabilities from capital leases of €439 million (2006: €491 million) or liabilities from non-transference of assets of €1,652 million (2006: €22,005 million) as these are not assigned to an IAS 39 measurement category.
4 This does not include liabilities from finance guarantees of €218 million (2006: €297 million) as these are not assigned to an IAS 39 measurement category.

The fair values of financial instruments were calculated on the basis of market information available on the balance sheet date using the methods and premises presented below.

Receivables from financial services. The fair values of receivables from financial services with variable interest rates are estimated to be equal to the respective carrying amounts since the interest rates agreed and those available on the market do not significantly differ. The fair values of receivables from financial services with fixed interest rates are determined on the basis of discounted expected future cash flows. The discounting is based on the current interest rates, at which similar loans with identical terms as of December 31, 2007 and December 31, 2006 can be borrowed.

Trade receivables and cash and cash equivalents. Due to the short terms of these financial instruments, it is assumed that the fair value is equal to the carrying amount.

Other financial assets. Financial assets available for sale include the following:

- *Equity interests measured at fair value.* The equity interests measured at fair value were measured using quoted market prices at December 31.
- *Equity interests measured at cost.* Due to the absence of an active market the market price or fair value for these equity interests could not be determined and therefore these interests are measured at cost. These equity interests comprise shares in non-listed companies for which cash flows could not be reliably determined. Therefore, these investments have not been measured by discounting the estimated future cash flows. It is assumed that fair values are equal to the carrying amounts.
- *Debt instruments.* Debt instruments are predominantly measured using quoted market prices at December 31. The fair values of debt securities, for which quoted prices can not be obtained on the market, are based on valuation models using market data. For a portion of such instruments market data are not availabale for use in those valuation models.

Financial assets recognized at fair value through profit or loss include the following:

- *Derivative financial instruments not used in hedge accounting.* For further details on the currency and interest rate hedging contracts see the comments under derivative financial instruments used in hedge accounting. The fair values of hedging instruments for equities are calculated using price quotations in consideration of forward premiums and discounts or through option pricing models. Hedging instruments for equities also include hedging instruments for listed investments which are included at equity in the consolidated financial statements.
- *Trading securities.* The trading securities measured at fair value were measured using quoted market prices at December 31.

Derivative financial instruments used in hedge accounting include:

- *Derivative currency hedging contracts.* The fair values of currency forwards are determined on the basis of current reference prices in consideration of forward premiums and discounts. Currency options were measured using price quotations or option pricing models.
- *Derivative interest rate hedging contracts.* The fair values of interest rate hedging instruments (e.g. interest rate swaps, cross currency interest rate swaps) are calculated on the basis of the discounted estimated future cash flows using the market interest rates appropriate to the remaining terms of the financial instruments. Interest options were measured using price quotations or option pricing models.

receivables and assets include the following:
rt-term other receivables and short-term loans. These financial ruments are carried at cost. Because of the short maturities hese financial instruments, it is assumed that the fair values roximate the carrying amounts.
g-term loans and other long-term receivables. These financial ruments are reported at present value on the balance et. It is assumed that the present values approximate the values of these financial instruments.

cing liabilities. The fair values of bonds are calculated as esent values of the estimated future cash flows. Market st rates for the appropriate terms were used for discounting. count of the short terms of commercial papers and loans in revolving credit facilities, it is assumed that the carrying nts of these financial instruments approximate their fair s.

payables. Due to the short maturities of these financial ments, it is assumed that fair value is equal to the carrying nt.

r financial liabilities. Financial liabilities recognized at fair through profit or loss include the following:
ivative financial instruments not used in hedge accounting. the notes under other financial assets.
ivative financial instruments used in hedge accounting. See notes under other financial assets.

llaneous other financial liabilities include the following:
bilities from residual value guarantees. For current liabilities, assumed that fair value approximates the carrying amount hese financial instruments due to their short maturities. Non-rent liabilities are reported principally at present value the balance sheet; it is assumed that the present values roximate the fair values of these financial instruments.
cellaneous other financial liabilities. Because of the short turities of these financial instruments, it is assumed that value approximates the carrying amount.

b) Net gains or losses

The following table shows the net gains or losses of financial instruments included in the income statement (not including derivative financial instruments used in hedge accounting):

	2007	2006	2005
(in millions of €)			
Financial assets and liabilities recognized at fair value through profit or loss [1]	**64**	469	(516)
Financial assets available for sale	**168**	73	975
Loans and receivables	**(375)**	(326)	(455)
Financial liabilities measured at cost	**13**	20	(4)

1 Financial instruments classified as held for trading and derivative financial instruments not used in hedge accounting.

In addition to amounts attributable to changes in fair value, net gains and losses of financial assets and liabilities recognized at fair value through profit or loss also include the interest income and expenses of these financial instruments.

Net gains and losses on financial assets available for sale are mainly comprised of impairment losses and gains or losses on derecognition. For further information see Note 19.

Net gains and losses on loans and receivables are mainly comprised of gains or losses on derecognition as well as impairment losses and recoveries and are charged to cost of sales, selling expenses, other financial income (expense) and net profit (loss) from discontinued operations.

c) Total interest income and total interest expense

Total interest income and total interest expense of the continued operations for financial assets or financial liabilities that are not measured at fair value through profit or loss are structured as follows:

	2007	2006	2005
(in millions of €)			
Total interest income	**3,429**	3,049	3,447
Total interest expenses	**(2,633)**	(2,428)	(2,255)

For qualitative descriptions of accounting for financial instruments (including derivative financial instruments) please refer to Note 1.

d) Information on derivative financial instruments

Use of derivatives. The Group uses derivative financial instruments such as interest rate swaps and forward rate agreements for hedging interest risks. Currency risks are hedged mainly through currency forward transactions and options.

Fair values of hedging instruments. The table below shows the fair values of hedging instruments:

	At December 31, 2007	2006
(in millions of €)		
Fair value hedges	76	57
Cash flow hedges	1,778	860

Fair value hedges. The Group uses fair value hedges primarily for hedging interest rate risks.

The changes in fair value of hedging instruments for 2007 amounted to €144 million (2006: €16 million; 2005: €(143) million). The offsetting changes in the value of underlying transactions amounted to €(150) million in 2007 (2006: €(18) million; 2005: €139 million).

These figures also include the portions of derivative financial instruments excluded from the hedge effectiveness test and the ineffective portions.

Cash flow hedges. The Group uses cash flow hedges primarily for hedging currency and interest rate risks.

In 2007, net unrealized gains on the measurement of derivatives (before income taxes) of €1.9 billion (2006: €2.3 billion; 2005: unrealized losses of €3.6 billion) were recognized in equity without affecting earnings. In this period, net gains of €484 million (2006: €54 million; 2005: €421 million) were reclassified from equity to revenue and net gains of €14 million (2006: €18 million; 2005: €30 million) were reclassified to cost of sales. In addition, in 2007, net gains of €30 million (2006: €1,341 million; 2005: losses of €2,782 million) were reclassified from equity to net interest income (expense), net. In 2007, net gains from reclassifications of €2 million (2006: -; 2005: €2 million) are included in net profit (loss) from discontinued operations. The reclassifications from equity to income do not include gains and losses of companies which are accounted for using the equity method.

The consolidated net profit for 2007 includes net gains (before income taxes) of €6 million (2006: net gains of €4 million; 2005: net losses of €39 million) from the valuation of derivative financial instruments, which were hedge-ineffective.

In 2007, the discontinuation of cash flow hedges resulted in gains of €5 million (2006: -; 2005: losses of €1 million).

During the upcoming financial year, €695 million in net gains, which were reported in equity as of the balance sheet date, are expected to be reclassified to the income statement. The total includes €317 million attributable to associated companies, whose results will be included in profit (loss) from companies accounted for using the equity method, net.

The maturities of the interest rate hedges and currency hedges correspond with those of the underlying transactions. As of December 31, 2007, Daimler utilized derivative instruments with a maximum maturity of 26 months as hedges for currency risks arising from future transactions.

30. Risk management

General information on financial risk

Daimler is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices. Furthermore, commodity price risks arise from procurement. In addition, the Group is exposed to credit risks mainly from its lease and financing activities and from trade receivables. The Group is also exposed to liquidity risks relating to its credit and market risks or a deterioration of its operating business or financial market disturbances. With respect to the Daimler Financial Services segment, the Group is exposed to credit risks arising from operating lease contracts, finance lease contracts and financing contracts. Daimler Financial Services manages credit risk irrespectively of whether a particular contract is accounted for as an operating lease or a finance lease. As a result, Daimler Financial Services' credit risk disclosures include credit risks arising from the entire leasing business unless otherwise indicated. These financial risks may adversely affect Daimler's financial position, cash flows and profitability.

Daimler has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling of financial instruments. The guidelines upon which the Group's risk management processes are based are designed to identify and analyze these risks Group-wide, to set appropriate risk limits and controls and to monitor the risks by means of reliable and up-to-date administrative and information systems. The guidelines and systems are regularly reviewed and adjusted to changes in markets and products.

iroup manages and monitors these risks primarily through erating and financing activities and, if required, through se of derivative financial instruments. Daimler does not use ative financial instruments for purposes other than risk management. Without these derivative financial instruments, the would be exposed to higher financial risks. Additional nation on financial instruments and especially derivatives is ded in Note 29. Daimler regularly evaluates its financial risks due consideration of changes in key economic indicators p-to-date market information.

it risk

t risk is the risk of economic loss arising from a counter-'s failure to repay or service debt according to the contractual . Credit risk encompasses both the direct risk of default he risk of a deterioration of creditworthiness as well as conation risks.

d assets. Liquid assets mainly consist of cash and cash alents and debt instruments from available-for-sale financial s. In connection with the investment of liquid assets, the is exposed to credit-related losses to the extent that banks uers of securities fail to fulfill their obligations. Daimler ges this credit risk exposure through the diversification of erparties with the use of a limit system, based on the v of each counterparty's financial strength.

the investment of liquid assets, Daimler selects the banks ssuers of securities very carefully. In line with the Group's olicy, the predominant part of the liquid assets is in invests with an external rating of A or better. To a lower extent, investments of liquid assets are held only as far as deemed ssary to maintain the operating business in low-rated counand other ordinary business.

naximum exposure to credit risk from liquid assets is equal e carrying amount of these assets. The liquid assets com- to a low amount direct investments in asset-backed instrus. In addition, liquid assets are also invested in high invest- grade rated money market funds that partially held ities from securitization transactions (asset-backed-securind -commercial-papers, respectively). In view of current cial markets movements, Daimler reduced availab e limits for in counterparties that were affected by the financial market .

Receivables from financial services. The financing and lease activities of Daimler are primarily focused on supporting the sale of the automotive products of the Group. As a consequence of these activities, the Group is exposed to credit risk, which is monitored with the use of defined standards, guidelines and procedures.

The exposure to credit risk from financing and lease activities is monitored based on the portfolio subject to credit risk. The portfolio subject to credit risk is reported internally gross of risk reserves and includes both the receivables from financial services and the portion of the operating lease portfolio that is subject to credit risk. It also includes volumes from dealer inventory financing. The receivables from financial services comprise claims arising from finance lease contracts and repayment claims from financing loans. The operating lease portfolio subject to credit risk is reported under "equipment on operating leases" in the Group's consolidated financial statements.

In the year 2007, the Group's maximum credit risk exposure for receivables from financial services amounted to €39,213 million (2006: €77,169 million). For further details regarding the extent of credit risk based on the carrying amounts of receivables from financial services, please refer to Note 13.

In addition, the Daimler Financial Services segment is exposed to credit risk from irrevocable loan commitments to customers and to dealers. At December 31, 2007, the irrevocable loan commitments amounted to €835 million (2006: €2,458 million), and primarily had maturities of less than one year.

The Daimler Financial Services segment has implemented global guidelines and rules as a basis for efficient risk management. In particular, these rules deal with concentration risks, requests for collateral as well as the treatment of unsecured credits and nonperforming claims. These global guidelines and rules establish minimum standards which must be adhered to by all local entities. In addition, some entities have implemented more restrictive rules and risk management processes to take account of local market conditions and to comply with applicable law. The risk management principles contain standards for identifying, measuring, analyzing and monitoring the credit risks and are accompanied by a set of limits for operating entities and product types. To ensure the soundness of the guidelines, they also address the different requirements for the various types of customers and products. These guidelines are crucial for consistently managing the credit risks and to ensure that Daimler's risk bearing capacity is not exceeded. The internal guidelines are regularly reviewed and updated to reflect changing market environments and new developments in external risk management standards. Compliance with global and local guidelines is regularly reviewed by internal auditors.

The guidelines define and effectively limit any concentration risk that might arise from receivables from financial services with regard to particular customers. Continuous portfolio analyses ensure that concentration risks are identified and evaluated in a timely manner. As of December 31, 2007, the exposure to the top 15 customers did not exceed 3% of the total portfolio.

With respect to its financing and lease activities, the Group takes collateral for each customer transaction. The value of the collateral generally depends on the amount of the financed assets. As a rule, the main collateral is the financed vehicles (usually secured by certificate of ownership). In addition, the following types of collateral are accepted:

- cash deposits,
- marketable securities,
- real estate property,
- inventory,
- guarantees and sureties.

In accordance with the credit standards of Daimler Financial Services, a valuation of collateral held is performed on an annual basis. Moreover, Daimler Financial Services mitigates the credit risk of its finance and lease activities. Advance payments from customers, for example, reduce the exposure subject to credit risk. Their usage and amount depends on the risk class of the borrower and the type of the underlying financed asset. Additionally, credit risk is mitigated in some markets by offering a residual debt insurance to retail customers to cover the event of death for example.

With respect to the assessment of the default risk of retail and small business customers, scoring systems are applied. Corporate customers are evaluated using internal rating instruments and external credit bureau data if available. The scoring and rating results as well as the availability of security and other risk mitigation instruments are essential elements for credit decisions. The corporate customer rating instruments categorize borrowers into ten different rating classes and differentiate between the two corporate customer types: dealers and fleets. To ensure that these risk classification instruments are accurate, regular monitoring, reviews and adjustments are carried out.

Significant financing loans and finance leases to corporate customers are evaluated individually for impairment. An individual loan or finance lease is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due according to the contractual terms. The Group has defined specific loss events as providing objective evidence that a financing loan or finance lease receivable has been impaired. These loss events include a corporate customer being set on a "credit watch list" or "problem credit" status or contractual payments of a retail or small business customer becoming 30 days past due.

The vast majority of loans and finance lease receivables related to retail or small business customers are grouped into homogeneous pools and collectively assessed for impairment. The impairment models used aim to determine an appropriate level of impairment allowances to reflect losses which have been incurred on the loans in the pool but have not yet been identified. The models used are generally based on historical experience, taking into account current economic conditions and behavioral facts. In certain highly developed markets, statistical methods are used. If loans and lease receivables that are collectively assessed for impairment are identified to be individually impaired, procedures are initiated to take possession of the asset financed or leased, or, alternatively, to renegotiate the impaired contract. Since in either case foreclosure of the contract is imminent, the impaired finance lease receivables and loans are carried at the estimated value of the collateral during the period of repossession or renegotiation.

Restructuring policies and practices are based on the indicators or criteria which, in the judgment of local management, indicate that repayment will probably continue and that total proceeds expected to be derived from the renegotiated contract exceed the expected proceeds to be derived from repossession and remarketing. Renegotiated loans that would otherwise be past due or impaired represent an insignificant portion of the portfolio.

Daimler Financial Services actively manages credit risks to stem against potential negative spill-over effects from the mortgage crisis currently witnessed in the U.S.

Trade receivables. Trade receivables are mostly receivables from worldwide sales activities of vehicles and spare parts. The credit risk from trade receivables encompasses the default risk of customers, e.g. dealers and general distribution companies, respectively, as well as other corporate clients and private customers. Daimler manages its credit risk from trade receivables on the basis of internal guidelines.

A significant part of the trade receivables from the respective domestic business is secured by various, as the case may be, country-specific types of collateral. These types include, for instance, conditional sales, guarantees and sureties as well as mortgages and cash deposits. In addition, Group companies guard against credit risk via credit assessments. Moreover, there are processes in place to monitor trade receivables, especially non-performing receivables.

ade receivables from the respective export business, Daimler valuates each general distribution company's creditworthi- by an internal rating process and its country risk on an l basis. In this context, the year-end financial statements of neral distribution companies are recorded and assessed.

egard to general distribution companies of inadequate worthiness, Daimler usually demands the following types of eral:

class export insurances,
rs of guarantee from OECD banks,
rs of credit,
lges.

over, impairments are recognized for the credit risk that is ent in trade receivables from the domestic and export esses. The maximum exposure to loss of trade receivables al to their total carrying amounts. The carrying amounts of receivables, showing separately those receivables that are due or impaired, can be seen under Note 17.

ative financial instruments. Derivative financial instruments rise derivatives that are either included in hedge accounting ividually valued. The Daimler Group does not use derivative cial instruments for purposes other than risk management. ut the use of these derivative financial instruments, the Group be exposed to higher financial risks. Daimler manages the risk exposure of the derivative financial instruments through ification of counterparties by a limit system, that is based e review of each counterparty's financial strength. The maxi- exposure to credit risk at the reporting date is equal carrying amount of those derivatives classified as financial s. The counterparties of the derivative financial instruments ainly international banks. As these counterparties carry high nal credit ratings from Standard & Poor's, Moody's or Fitch, ss potential regarding credit risk is consequently limited. entration risks with regard to particular counterparties anaged and limited by an internal limit system.

r receivables and financial assets. The maximum expo- to credit risk of other receivables and financial assets is l to the carrying amount of these instruments. With respect her receivables and financial assets Daimler is exposed to t risk only to a low extent.

t risk may also arise from guarantee commitments, if the nteed party does not fully meet the underlying obligations. more information on guarantees and other financial com- ents and the respective maximum exposure to credit risk, e refer to Note 28. In addition, credit risk could arise due econd-lien loan commitment for Chrysler's automotive busi- amounting to US $1.5 billion (please refer to the following on on liquidity risk).

Liquidity risk

Liquidity risk encompasses the risk that a company cannot meet its financial obligations in full.

Daimler's main sources of liquidity are its operations, external borrowings and sales of finance receivables in securitization transactions. The funds are primarily used to finance working capital and capital expenditure requirements and the cash needs of the lease and financing business. The Group typically finances its lease and financing activities with a high proportion of debt and through the sale of finance receivables from the financial services business (securitization transactions).

Daimler manages its liquidity by holding adequate volumes of liquid assets and maintaining syndicated credit facilities in addition to the cash inflow generated by its operating business. The liquid assets consist of cash and cash equivalents as well as short-term realizable securities and other assets. Some of these instruments are subject to market risks that the Group typically hedges with derivative financial instruments, such as interest rate swaps, forward rate agreements, caps, floors, futures and options.

With the closing of the Chrysler transaction on August 3, 2007 the Group cancelled US $13 billion of US $18 billion global credit facilities. At December 31, 2007, the Group had short-term and long-term credit lines totaling €16.6 billion, of which €5.1 billion were not utilized. These credit lines include a multi-currency revolving credit facility in the amount of US $5 billion, provided by a syndicate of international banks. This syndicated credit facility allows Daimler AG to borrow up to US $5.0 billion until December 2009 and US $4.9 billion for the period from December 2009 until December 2011, respectively. A portion of this US $5 billion credit facility serves as a back-up for commercial paper drawings.

In addition, the Group maintains a broad variety of other funding sources. Depending on its cash needs and market conditions, the Group issues bonds, notes and commercial papers or executes securitization transactions in various currencies. Adverse changes in the capital markets - for example caused by the current uncertain situation in the U.S. mortgage market - could increase Daimler's funding costs and limit the Group's financial flexibility.

In light of highly volatile U.S. loan markets, Daimler agreed to support the financing of the majority takeover of the Chrysler activities. Daimler subscribed US $1.5 billion of secondlien loan for Chrysler's automotive business, to be drawn until August 3, 2008. Please refer to Note 2.

From an operating point of view, the management of the Group's liquidity exposure is centralized by a daily cash concentration process. This process enables Daimler to manage its liquidity surplus and liquidity requirements according to the actual needs of the Group and each subsidiary. The Group's short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from the operating business.

Further information on the Group's financing liabilities is provided in Note 23 to the consolidated financial statements.

The liquidity runoff shown in the following table provides an insight into how the liquidity situation of the Group is affected by the cash flows from financial liabilities as of December 31, 2007. It comprises a runoff of the

- undiscounted principal and interest cash outflows of the financing liabilities,
- undiscounted sum of the net cash outflows of the derivative financial instruments for the respective time band,
- undiscounted cash outflows of the trade payables,
- undiscounted payments from other financial liabilities without derivatives,
- the maximum amount to be drawn from irrevocable loan commitments of the Daimler Financial Services segment and of Daimler AG and
- the maximum amount to be drawn from the Group's loan commitment in favor of Chrysler.

	Total	2008	2009	2010	2011	2012	≥ 2013
(in millions of €)							
Financing liabilities	63,256	25,147	14,274	7,736	6,803	1,660	7,636
Derivative financial instruments	835	441	165	81	89	23	36
Trade payables	6,939	6,937	2	-	-	-	-
Other financial liabilities without Derivatives	9,580	8,076	1,220	127	64	33	60
Irrevocable loan commitments of the Daimler Financial Services segment and of Daimler AG	889	889	-	-	-	-	-
Loan commitment in favor of Chrysler	1,019	1,019	-	-	-	-	-
Total	82,518	42,509	15,661	7,944	6,956	1,716	7,732

The undiscounted cash outflows of this runoff are subject to the following conditions:

- If the counterparty can request payment at different dates, the liability is included on the basis of the earliest date on which Daimler can be required to pay. The customer deposits of Mercedes-Benz Bank (formerly DaimlerChrysler Bank) are considered in this analysis to mature within the first year if appropriate according to their contractual maturity although their economic term until maturity may be longer.

- Besides derivative financial instruments bearing a negative fair value, this analysis also comprises derivative financial instruments with a positive fair value due to the fact that all derivative financial instruments and not necessarily derivative financial instruments of negative fair value only may contain net cash outflows.

- The cash flows of floating interest financial instruments are estimated on the basis of forward rates as this complies with the calculation of fair values of other financial instruments.

The available liquidity, short-term and long-term credit lines and the possibility to generate cash flows by securitizing receivables give Daimler adequate flexibility to cover the Group's refinancing requirements. Due to the diversification of financing sources and the liquid assets, Daimler is not exposed to any concentration risk regarding liquidity.

nce market risks

global nature of its businesses exposes Daimler to market
; resulting from changes in foreign currency exchange rates
interest rates. The Group is also exposed to equity price risk.
nler's equity price risk assessment does not include non-con-
ng equity interests, the Group holds in other companies,
h it classifies as long-term investments. The equity price risk
e remaining positions is not material to Daimler. In addition,
Group is exposed to market risks in terms of commodity price
; associated with its business operations. Market risks
adversely affect the Group's financial position, cash flows and
tability. Daimler manages and controls market risks primarily
ugh the Group's regular operating and financing activities, but
uses derivative financial instruments when deemed appro-
te. Market risks are evaluated by monitoring changes in key
omic indicators and market information on an ongoing basis.

market sensitive instruments, including equity and interest
ing securities held by the pension and other post-employment
fit plans, are not included in this quantitative and qualitative
ysis. Please refer to Note 21 for additional information regarding
nler's pension and other post-employment benefit plans.

art of its risk management control systems, Daimler employs
e-at-risk analyses as recommended by the Bank for Interna-
al Settlements. In performing these analyses, the market risk
sure to changes in foreign currency exchange rates, interest
s and equity prices is quantified on a continuous basis by
icting the maximum loss over a target time horizon (holding
od) and confidence level. The value-at-risk calculations employed

- press potential losses in fair values,
- e based on the variance-covariance approach and
- sume a 99% confidence level and a holding period of five ys.

n the value-at-risk of the Group's portfolio of financial
ruments is calculated, first the current fair value of these
ncial instruments is computed. Then the sensitivity of the
up's portfolio value to changes in the relevant market risk
ors, such as foreign currency exchange rates or interest rates,
uantified. Based on expected volatilities and correlations of
e market risk factors which are obtained from the RiskMetrics™
set, potential changes of the portfolio value are computed
pplying the variance-covariance approach. The variance-
riance approach is a statistical method used to quantify
total impact of all relevant market risk factors on the portfolio's
ent value. Through these calculations, and by assuming a
confidence level and a holding period of five days, the Group's
e-at-risk is obtained. The 99% confidence level and the
-day holding period indicate that there is only a 1% statistical
ability that the value-at-risk will be exceeded by losses at
end of the five-day holding period.

In accordance with the organizational standards of the international banking industry, Daimler maintains risk management control systems independent of Corporate Treasury and with a separate reporting line.

Exchange rate risk. *Transaction risk and currency risk management.* The Group's global reach means that its businesss operations reported financial results and cash flows are exposed to risks arising from fluctuations in foreign exchange rates. These risks primarily relate to fluctuations between the US dollar and the euro.

The Group holds financial assets in foreign currencies. However, in accordance with internal rules, Daimler generally refinances such assets in the respective foreign currencies, thus avoiding significant exchange rate risk.

The Group's exchange rate risk arises, in contrast, primarily from operating businesses when revenue is generated in a currency that is different from the currency in which the costs of generating the revenue are incurred (so-called transaction risk). Once the revenue is converted into the currency in which the costs are incurred, the revenue may be inadequate to cover the costs if the value of the currency in which the revenue is generated declined in the interim relative to the value of the currency in which the costs were incurred. This risk exposure primarily affects the Mercedes-Benz Cars segment, which generates a major portion of its revenue in foreign currencies and incurs manufacturing costs primarily in euros. The Daimler Trucks segment is subject to transaction risk, too, but only to a minor degree because of its global production network. The Mercedes-Benz Vans and Daimler Buses units included in Vans, Buses, Other are also directly exposed to transaction risk, but only to a minor degree compared to the Mercedes-Benz Cars and the Daimler Trucks segments. In addition, Vans, Buses, Other is indirectly exposed to transaction risks through its equity investments in EADS and Chrysler, both of which are accounted for using the equity method.

Cash inflows and outflows of the business segments are offset if they are denominated in the same currency. This means that the exchange rate risk resulting from revenue generated in a particular currency can be offset by costs in the same currency, even if the revenue arises from a transaction independent of that in which the costs are incurred. As a result, only the unmatched amounts are subject to transaction risk. In addition, natural hedging opportunities exist to the extent that currency exposures of the operating businesses of individual segments offset each other at Group level thereby reducing overall currency exposure. These hedges eliminate the need for hedging to the extent of the matched exposures. To provide an additional natural hedge against any remaining transaction risk exposure, Daimler strives, where appropriate, to increase cash outflows in the same currencies in which the Group has a net excess inflow.

In order to mitigate the impact of currency exchange rate fluctuations for the operating business (future transactions), Daimler continually assesses its exposure to exchange rate risks and hedges a portion of those risks by using derivative financial instruments. Daimler's currency exposures and the use of currency derivatives are managed by the Group's Currency Committee. The Currency Committee consists of members from the Corporate Treasury department, the vehicle businesses and the Corporate Controlling Department. The Corporate Treasury department assesses foreign currency exposures and carries out the Currency Committee's decisions concerning foreign currency hedging through transactions with international financial institutions. The Risk Controlling department regularly informs the Board of Management of the actions of the Corporate Treasury department that are based on the Currency Committee's decisions.

The Group's targeted hedge ratios for forecasted operating cash flows in foreign currency are indicated by a reference model. On the one hand, the hedging horizon is naturally limited by the uncertainty related to cash flows that lie far ahead, and on the other hand it may be limited by the fact that appropriate currency contracts are not available. This model aims to protect the Group from unfavorable movements of exchange rates while preserving some flexibility to participate simultaneously in favorable developments. Based on this model and depending on the market outlook, the Currency Committee determines the hedging horizon, which usually varies from one to three years, as well as the average hedge ratios. Reflecting the character of the underlying risks, the hedge ratios decrease with increasing maturities. At year end 2007, the centralized foreign exchange management showed an unhedged position in the automotive business of calendar year 2008 amounting to 30% of the underlying forecasted cash flows in US dollars. The corresponding figure at year end 2006 referring to calendar year 2007 was 23%. Compared to last year, the rise in this ratio and an increased volume from operative business contribute to a noticeably higher exposure from automotive cash flows to currency risk with respect to the US dollar. This pertains partly also to the Group's exposures to currency risks with respect to other world currencies.

The hedged position is determined by the amount of derivative currency contracts held. The derivative financial instruments used to cover foreign currency exposure are primarily forward foreign exchange contracts and currency options. Daimler's guidelines call for a mixture of these instruments depending on the view of market conditions. Value-at-risk is used to measure the exchange rate risk inherent in these derivative financial instruments.

The following table shows the period-end, high, low and average value-at-risk figures for the 2007 and 2006 portfolio of these derivative financial instruments. The average exposure has been computed on an end-of-quarter basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value-at-risk presentation.

				2007				2006
	Period-end	High	Low	Average	Period-end	High	Low	Average
(in millions of €)								
Exchange rate risk	236	236	147	183	208	326	208	261

The average value-at-risk of the derivative financial instruments the Group used to hedge exchange rate risk was lower in 2007 compared to 2006. The increase in the value-at-risk at period-end 2007 resulted primarily from increasing exchange rate volatilities during the second half of 2007.

Effects of currency translation. Many of Daimler's subsidiaries are located outside the euro zone. Since the Group's financial reporting currency is the euro, the income and expenses of these subsidiaries are translated into euros so that their financial results can be included in the consolidated financial statements. Period-to-period changes in the average exchange rates may cause translation effects that have a significant impact on, for example, revenue, segment results (EBIT) and net profit or loss of the Group. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash flows.

o its subsidiaries, Daimler has significant assets and ties outside the euro zone. These assets and liabilities are ninated in local currencies and reside primarily at the U.S. ng subsidiary, Daimler North America Corporation and at inancial Services companies. When the net asset values onverted into euros, currency fluctuations result in period-to-d changes in those net asset values. The Group's equity on reflects these changes in net asset values and the long-exchange rate risk inherent in these investments is continu-ssessed and evaluated. Daimler does not hedge against ype of risk. The carrying amount of Daimler's investments rysler may also be negatively affected by changes in the nge rate between the US dollar and the euro.

h 2007 and 2006, the combined currency effects, including s from currency translation, operating business transactions edging activities, negatively affected Daimler's results. If the etains its current strength against selected world currencies, cially the US dollar, for a prolonged period of time or if it ciates even further, the future results and cash flows of roup could be adversely affected, and with respect to 2008, tially to a greater degree than in 2007 and 2006.

est rate risk. Daimler holds a variety of interest rate sensitive s and liabilities to manage the liquidity and cash needs day-to-day operations. A substantial volume of interest rate tive assets and liabilities results from the leasing and sales cing business which is operated by the Daimler Financial ces segment. The Financial Services companies enter into actions with customers which primarily result in fixed-rate vables. Daimler's general policy is to match funding in terms aturities and interest rates, where economically feasible. ever, for a limited portion of the receivables portfolio, the Group not match funding in terms of maturities in order to take ntage of market opportunities. As a result, Daimler is exposed ks due to changes in interest rates.

Concerning its lease and financing activities, an asset-liability committee that consists of members of the business segment, the Corporate Treasury department and the Corporate Controlling department manages these risks by quarterly setting interest rate exposure targets for Financial Services companies, either on a country or regional level. The Treasury Risk Management department and the local Financial Services companies are jointly responsible for achieving these targets. As a separate function, the Global Portfolio Management department of Daimler Financial Services monitors on a monthly basis whether the interest rate risk positions taken as a result of this process are in line with the targets to be achieved.

In order to achieve the targeted interest rate risk positions in terms of maturities and interest rate fixing periods, Daimler also uses derivative financial instruments, such as interest rate swaps, forward rate agreements, swaptions, or caps and floors. The interest rate risk position is assessed by comparing assets and liabilities for corresponding maturities, including the impact of the relevant derivative financial instruments.

Derivative financial instruments are also used in conjunction with the refinancing of the industrial business. Daimler coordinates funding activities of both the industrial business and financial services at the Group level.

The following table shows the period-end, high, low and average value-at-risk figures for the 2007 and 2006 portfolio of interest rate sensitive financial instruments, including the leasing and sales financing business. The value-at-risk corresponds to the interest rate risk position of the Group. The average exposure has been computed on an end-of-quarter basis.

				2007				2006
	Period-end	High	Low	Average	Period-end	High	Low	Average
ons of €)								
t rate risk	51	54	39	47	32	78	32	48

The period-end value-at-risk of interest rate sensitive financial instruments was higher in 2007 than in 2006 due to increasing interest rate volatilities. The deconsolidation of the Chrysler related interest rate sensitive financial instruments in August 2007 did not materially affect the value-at-risk figures in 2007.

Equity price risk. Daimler holds investments in equity and equity derivatives. In accordance with international banking standards, the Group does not include equity investments which it classifies as long-term investments in its equity price risk assessment. Also not included in this assessment are equity derivatives used to hedge the market price risk of investments accounted for using the equity method. The equity price risk of the remaining positions is not, and was not in 2007 and 2006, material to the Group. Thus, no value-at-risk figures are presented for the equity price risk.

Commodity price risk. Daimler is also exposed to the risk of changes in prices of commodities used in manufacturing.

To a minor extent, derivative commodity instruments are used to reduce some of the Group's commodity price risk, mainly the risk associated with the purchase of precious metals. The risk resulting from these derivative commodity instruments in 2007 and 2006 was not, and is not currently, significant to Daimler. Therefore, no value-at-risk figures are presented for these derivative commodity instruments.

31. Segment reporting

Daimler has determined three reportable segments that are largely organized and managed separately according to nature of products and services provided, brands, distribution channels and profile of customers.

In the context of the renaming of DaimlerChrysler AG as Daimler AG, the Board of Management decided to change the names of the segments to Mercedes-Benz Cars (formerly Mercedes Car Group), Daimler Trucks (formerly Truck Group), Daimler Financial Services (formerly Financial Services); Mercedes-Benz Vans and Daimler Buses are operating units that continue to be aggregated with all other operations of the Group within Vans, Buses, Other.

The segment information presented below does not include amounts relating to discontinued operations and prior-period figures of reported segments reflect the activities of continuing segments. In prior year figures, the segment assets and liabilities of the discontinued operations are included in the reconciliation of total segment measures to respective items included in consolidated financial statements. The capital expenditures as well as the depreciation and amortization of the discontinued operations are included in the reconciliation to the consolidated amount for all reported periods.

Mercedes-Benz Cars. This segment includes activities primarily related to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach as well as related parts and accessories.

Daimler Trucks. This segment includes activities primarily related to the development, design, manufacture, assembly and sale of trucks under the brand names Mercedes-Benz, Freightliner and Mitsubishi Fuso as well as related parts and accessories.

Daimler Financial Services. The activities in this segment primarily extend to the marketing of financial services in the area of retail and lease financing for vehicles, dealer financing, and insurance brokerage. This segment also includes the Group's equity method investment in Toll Collect.

Vans, Buses, Other. Vans, Buses, Other comprises all other operations of the Group. It primarily includes the Group's van and bus operating units, which are sold under the brand name Mercedes-Benz (for vans additionally under the brand names Freightliner and Dodge; for buses additionally under the brand names Setra and Orion), the real estate activities, and the equity method investments in Chrysler and EADS. Prior to its sale, the Off-Highway business and the Group's investment in Mitsubishi Motors Corporation (MMC) formed part of Vans, Buses, Other (see also Notes 2 and 6).

Management reporting and controlling systems. The Group's management reporting and controlling systems use accounting policies that are the same as those described in Note 1 in the summary of significant accounting policies under IFRS.

The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as "EBIT" in our management and reporting system.

EBIT is the measure of segment profit (loss) used in segment reporting and comprises gross profit, selling and general administrative expenses, research and non-capitalized development costs, other operating income (expense), net, and our share of profit (loss) from companies accounted for using the equity method, net, as well as other financial income (expense), net.

Intersegment revenue is generally recorded at values that approximate third-party selling prices.

Segment assets principally comprise all assets. The industrial business segments' assets exclude income tax assets, assets from defined benefit plans and certain financial assets (including liquidity).

ent liabilities principally comprise all liabilities. The industrial ess segments' liabilities exclude income tax liabilities, ties from defined benefit plans and certain financial liabili-ncluding financing liabilities).

nation in the table below about capital expenditures and ciation / amortization comprises intangible assets (excluding will) as well as property, plant and equipment (excluding ce lease).

espect to information about geographical regions, revenue cated to countries based on the location of the customer; urrent assets are disclosed according to the physical location se assets.

ent information as of and for the years ended December 31, 2006 and 2005:

ns of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total Segments	Reconciliation	Consolidated
e	51,175	26,198	8,257	13,769	99,399	-	99,399
gment revenue	1,255	2,268	454	354	4,331	(4,331)	-
venue	52,430	28,466	8,711	14,123	103,730	(4,331)	99,399
nt profit / (loss) (EBIT)	4,753	2,121	630	1,956	9,460	(750)	8,710
nt assets	30,070	15,454	62,002	15,563	123,089	12,005	135,094
nt liabilities	21,514	9,557	57,612	6,008	94,691	2,173	96,864
expenditures	2,680	1,110	53	266	4,109	1,492	5,601
eof investments in property, plant and equipment	1,910	766	29	241	2,946	1,301	4,247
iation and amortization	1,946	608	30	432	3,016	1,130	4,146

ns of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total Segments	Reconciliation	Consolidated
e	50,219	29,061	7,529	12,413	99,222	-	99,222
gment revenue	1,191	2,728	577	738	5,234	(5,234)	-
venue	51,410	31,789	8,106	13,151	104,456	(5,234)	99,222
nt profit / (loss) (EBIT)	1,783	1,851	807	1,327	5,768	(776)	4,992
nt assets	28,323	16,281	60,650	13,998	119,252	98,382	217,634
nt liabilities	21,365	9,734	56,505	5,318	92,922	87,366	180,288
expenditures	2,303	1,202	29	395	3,929	3,267	7,196
eof investments in property, plant and equipment	1,698	912	17	378	3,005	2,869	5,874
iation and amortization	2,719	841	30	615	4,205	2,964	7,169

	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total Segments	Reconciliation	Consolidated
(in millions of €)							
2005							
Revenue	46,724	27,825	7,243	13,417	95,209	-	95,209
Intersegment revenue	1,107	2,097	551	850	4,605	(4,605)	-
Total revenue	47,831	29,922	7,794	14,267	99,814	(4,605)	95,209
Segment profit / (loss) (EBIT)	(787)	1,564	513	1,867	3,157	(284)	2,873
Segment assets	29,798	16,417	58,599	16,662	121,476	106,536	228,012
Segment liabilities	21,339	10,116	55,005	6,952	93,412	98,643	192,055
Capital expenditures	2,273	1,179	40	910	4,402	3,628	8,030
Thereof investments in property, plant and equipment	1,633	979	25	837	3,474	3,006	6,480
Depreciation and amortization	2,757	788	53	535	4,133	2,756	6,889

Mercedes-Benz Cars. In 2007, financial support for troubled suppliers (€82 million) negatively impacted EBIT. The immediate recognition of provisions for the incremental benefit payments under early retirement agreements concluded in 2006 resulted in charges of €216 million.

Associated with the decisions to terminate the production of the smart forfour and to realign the business model for smart, EBIT of Mercedes-Benz Cars for 2006 and 2005 includes charges of €946 million and €1,111 million, respectively. From the charges incurred in 2006 and 2005, €127 million (2005: €535 million) is attributable to impairment losses and €819 million (2005: €576 million) is attributable to payments already made (see Note 4).

In 2006, EBIT of Mercedes-Benz Cars includes charges of €286 million (2005: €570 million) for the headcount reduction initiative at Mercedes-Benz Cars. Of these amounts, €783 million (2005: €70 million) were already paid in 2006 (see Note 4).

A provision established in connection with a case alleging infringement of EU competition law was reduced by €60 million as a result of a favorable court decision. This amount is included in EBIT of Mercedes-Benz Cars in 2005.

Daimler Trucks. In 2007, EBIT is positively impacted by a gain of €78 million from the disposal of real-estate properties (see Note 2). Furthermore, changes to existing pension plans at MFTBC resulted in a curtailment gain (pre-tax) of €86 million in 2007.

In 2006, EBIT was negatively affected by an increase in future health care benefits and the corresponding increase of provisions for post-employment benefit obligations (€161 million), and the immediate recognition of provisions for the incremental benefit payments under early retirement agreements concluded in 2006 (€134 million).

In 2005, a settlement with MMC associated with quality issues and recall campaigns at MFTBC resulted in a favorable impact of €276 million, which is included in EBIT of the Daimler Trucks. In addition, asset impairments of €87 million were recognized relating to the sale of all major parts of the US subsidiary American LaFrance.

Daimler Financial Services. In 2007, capital expenditure for non-inventory related equipment on operating leases amounts to €6,093 million (2006: €6,955 million; 2005: €4,778 million), related depreciation charges amount to €2,283 million (2006: €2,453 million; 2005: €1,981 million).

Buses, Other. In 2007, 2006 and 2005, EBIT of Vans, Buses, includes the Group's share in the net profit (loss) of EADS of nillion (2006: €(193) million; 2005: €489 million). In addition, comprises the earnings effects from the valuation of tives relating to EADS. The mark-to-market valuation of these tives resulted in gains of €121 million (2006: unrealized of €519 million; 2005: unrealized losses of €197 million) Note 12). The equity investment in EADS included in segment s amounts to €3,442 million in 2007 (2006: €4,371 million; : €4,706 million).

dition, EBIT of Vans, Buses, Other includes since August 4, the Group's share in the net profit (loss) of Chrysler Holding f €(377) million. Segment assets include the equity invest- in Chrysler of €916 million.

ale of real-estate properties resulted in pre-tax gains of nillion and €271 million in 2007 and 2006, respectively.

ssets and liabilities held for sale presented in the consolidated ce sheet are included in Vans, Buses, Other.

ermore, EBIT of the Group was positively impacted by million due to the disposal of the Off-Highway business in , of which €253 million was attributable to Vans, Buses, (see Note 2).

05, a gain of €692 million realized on the sale of Daimler's ining share in MMC had a positive effect on EBIT. As a result repurchase of a note by MTU Aero Engines Holding AG, of €53 million is included in EBIT of Vans, Buses, Other for (see Note 5). The sale of securities led to a positive ct of €148 million on EBIT of Vans, Buses, Other in 2005.

Reconciliations. Reconciliations of the total segment measures to respective items included in financial statements are as follows:

(in millions of €)	2007	2006	2005
Total segments' profit (EBIT)	**9,460**	5,768	3,157
Corporate items	**(785)**	(847)	(291)
Eliminations	**35**	71	7
Group EBIT	**8,710**	4,992	2,873
Interest income (expense), net	**471**	(90)	(447)
Profit before income taxes	**9,181**	4,902	2,426
Total segments' assets	**123,089**	119,252	121,476
Assets of Chrysler activities	**–**	86,889	95,740
Income tax assets	**1,940**	5,436	5,645
Unallocated financial assets (including liquidity) and assets from defined benefit plans	**18,119**	13,518	12,756
Other corporate items and eliminations	**(8,054)**	(7,461)	(7,605)
Group assets	**135,094**	217,634	228,012
Total segments' liabilities	**94,691**	92,922	93,412
Liabilities of Chrysler activities	**–**	74,424	82,695
Income tax liabilities	**(218)**	(2,151)	(2,735)
Unallocated financial liabilities and liabilities from defined benefit plans	**9,546**	21,772	26,005
Other corporate items and eliminations	**(7,155)**	(6,679)	(7,322)
Group liabilities	**96,864**	180,288	192,055

The reconciliation includes items that are by definition not part of the segments. In addition, the reconciliation includes corporate items that are not allocated, for example items for which headquarters are responsible. Transactions between the segments are eliminated in the context of consolidation and the eliminated amounts are included in the reconciliation.

The assets and liabilities of the Chrysler activities are derived under the same definitions as for the segments.

The reconciliation to Group capital expenditure also includes expenditure of Chrysler activities of €1,511 million for 2007 (2006: €3,267 million; 2005: €3,656 million). An amount of €1,320 million (2006: €2,869 million; 2005: €3,035 million) refers to investment in property, plant and equipment.

Depreciation and amortization of Chrysler activities of €1,130 million for 2007 (2006: €2,964 million; 2005: €2,756 million) is included in the reconciliation to consolidated totals for depreciation and amortization.

In 2007, capital expenditure for non-inventory related equipment on operating lease of the Chrysler activities amounted to €5,138 million (2006: €8,786 million; 2005: €7,569 million), related depreciation charges amount to €1,486 million (2006: €3,297 million; 2005: €2,637 million).

Revenue and non-current assets by region. Revenue from external customers is as follows:

	Germany	Western Europe[1]	United States	Other American countries	Asia	Other countries	Consolidated
(in millions of €)							
2007	**22,582**	**26,707**	**20,270**	**7,248**	**11,851**	**10,741**	**99,399**
2006	21,652	25,347	24,943	6,542	11,761	8,977	99,222
2005	20,726	23,894	23,930	6,344	12,095	8,220	95,209

1 Excluding Germany.

Germany accounts for €19,542 million of non-current assets, which include intangible assets, property, plant and equipment as well as equipment on operating leases (2006: €19,628 million; 2005: €19,682 million), the United States for €11,819 million (2006: €43,184 million; 2005: €42,989 million) and other countries for €8,129 million (2006: €14,498; 2005: €15,041 million).

32. Capital management

Net assets represent the basis for capital management at Daimler. The segment assets and segment liabilities of the divisions in accordance with IFRS provide the basis for the determination of net assets at Group level. The industrial divisions are accountable for the operational net assets; all assets, liabilities and provisions, which they are responsible for in day-to-day operations, are therefore allocated to them. Performance measurement at Daimler Financial Services is on an equity basis, in line with the usual practice in the banking business. Net assets at Group level additionally include net assets of discontinued operations and from income taxes as well as other corporate items and eliminations. The average annual net assets are calculated from the average quarterly net assets. The average quarterly net assets are calculated as an average of the net assets at the beginning and the end of the quarter and are as follows:

	2007	2006
(average in millions of €)		
Mercedes-Benz Cars	**7,831**	7,887
Daimler Trucks	**6,127**	6,762
Daimler Financial Services[1]	**4,268**	4,200
Vans, Buses, Other	**8,804**	9,544
Net assets of the segments	**27,030**	28,393
Net assets from discontinued operations	**7,186**	12,470
Assets and liabilities from income taxes[2]	**5,569**	8,204
Corporate items and eliminations[2]	**(598)**	(483)
Net assets Daimler Group	**39,187**	48,584

1 Equity.
2 Industrial Business.

The cost of capital of the Group's average net assets is reflected in value added. Value added shows to which extent the Group achieves or exceeds the minimum return requirements of the shareholders and creditors, thus creating additional value. The required rate of return on net assets, and thus the cost of capital is derived from the minimum returns that investors expect on their invested capital. The Group's cost of capital comprises the cost of equity as well as the costs of debt and pension obligations of the Industrial Business; in addition, the expected returns on liquidity and plan assets of the pension funds of the Industrial Business are considered. In the year under review, the cost of capital amounted to 7% after taxes. Due to the disposal of a majority interest in the Chrysler activities the capital structure has changed. In August 2007, a share buyback program was approved to optimize the capital structure. It is planned to acquire nearly 10% of the outstanding shares for a maximum total price of up to €7.5 billion by the end of August 2008. The capital structure changes and changes in German tax legislation lead to a cost of capital for the Group of 8% after taxes starting 2008.

arnings per share

omputation of basic and diluted earnings per share for
ie from continuing operations is as follows:

	2007	2006	2005
ns of € or millions of shares)			
ttributable to shareholders ler AG	3,979	3,744	4,149
effects in net profit	-	-	-
fit - diluted	3,979	3,744	4,149
ed average number of outstanding - basic	1,037.8	1,022.1	1,014.7
effect of stock options	9.5	5.2	3.0
ed average number of outstanding - diluted	1,047.3	1,027.3	1,017.7

Stock options to acquire 7.8 million, 46.4 million and 65.7 million Daimler ordinary shares that were issued in connection with the stock option plan were not included in the computations of diluted earnings per share for 2007, 2006 and 2005, respectively, because the options' underlying exercise prices were higher than the average market prices of Daimler ordinary shares in these periods.

34. Related party relationships

Associated companies and joint ventures. Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures and are included in the following table for the year 2007:

	Sales of goods and services and other income in 2007	Purchases of goods and services and other expense in 2007	Receivables due December 31, 2007	Payables due December 31, 2007
ns of €)				
ted companies	504	523	1,275	1,149
ntures	306	50	-	-

ansactions with associated companies primari y involve ler Holding LLC after August 4, 2007, under the terms of greements between the Group and Chrysler on future eration and provision of services. There are refund claims st third parties with respect to most of the balance of les to associated companies.

nection with the transfer of a majority interest in the Chrysler ties, the Group provides certain guarantees of Chrysler ations, committed a credit line of subordinated debt and ed a subordinated loan (see Note 2). The guarantees he subordinated debt are not reflected in the above table.

r other goods and services supplied by the Group relate e McLaren Group Ltd., an associated company. Daimler des the McLaren Group within the context of the Group's ula 1 activities with Mercedes-Benz Formula 1 engines se and supports their research and development activities. xpenses incurred for these engines and services amount- €0.1 billion. Furthermore, Daimler has an agreement with ren Cars Ltd., a wholly owned subsidiary of McLaren p Ltd., for the production of the Mercedes McLaren SLR r sports car. The goods and services supplied under greement amounted to €0.1 billion in 2007.

The transactions with joint ventures predominantly comprise goods and services supplied to or received from Beijing Benz-DaimlerChrysler Automotive Co., Ltd. ("BBDC"). BBDC assembles and distributes Mercedes-Benz vehicles for the Group in China. Furthermore, the Group collected license fees from Toll Collect GmbH, which are also included in the table above under joint venture transactions. In connection with the Group's 45% equity interest in Toll Collect, Daimler has provided a number of guarantees for Toll Collect, which are not included in the table above (see Note 28).

Board members. The Group purchases goods and services from numerous suppliers throughout the world in the ordinary course of business. These suppliers include companies that have a connection with some of the members of the Supervisory Board or of the Board of Management of Daimler AG or its subsidiaries.

Mr. Mark Wössner, a member of Daimler's Supervisory Board, received rental payments in 2007, 2006 and 2005. In 2007, together with two associates, he received €0.9 million from Westfalia Van Conversion GmbH, a 100% subsidiary of the Daimler Group, for the rental of premises (2006: €1.0 million; 2005: €1.0 million). The Group sold its equity interest in Westfalia Van Conversion GmbH in October 2007.

From time to time, companies of the Daimler Group purchase goods and services (primarily advertising) from and sell or lease vehicles or provide financial services to companies of the Lagardère Group in the ordinary course of business. Arnaud Lagardère, who became a member of the Supervisory Board in April 2005, is the general partner and Chief Executive Officer of Lagardère SCA, a publicly traded company and the ultimate parent company of the Lagardère Group.

In the year 2007, Daimler incurred expenses of US $0.7 million (2006: US $0.8 million; 2005: US $0.3 million) for advertising and marketing actions in a US magazine. Earl G. Graves, a former member of the Supervisory Board, is Chairman, Chief Executive Officer and sole proprietor of that magazine's ultimate parent company.

For information on the remuneration of board members, see Note 35.

Shareholder. The Group distributes vehicles in Turkey through a dealer, which also holds a minority interest in one of the Group's subsidiaries. The revenue generated by these transactions amounted to €0.2 billion in 2007.

35. Remuneration of the members of the Board of Management and the Supervisory Board and additional information concerning the German Corporate Governance Code

The following information regarding the remuneration of the members of the Board of Management and of the Supervisory Board is disclosed on an individual basis in the Remuneration Report which is part of the Management Report (see page 116).

Board of Management. The total remuneration paid by Group companies to the members of the Board of Management of Daimler AG is calculated from the amount of remuneration paid in cash and from benefits in kind. The latter primarily comprise the provision of company cars and the reimbursement of expenses for security precautions. €7.2 million are paid as fixed, i.e. non-performance-related remuneration (2006: €7.5 million); €17.0 million as short-term variable, i.e. short-term performance-related remuneration (2006: €9.2 million); and €5.6 million as variable performance-related remuneration with medium-term and long-term incentive effects that was granted in previous years and became due for payment in 2007 (2006: €3.8 million). This totalled an amount of €29.8 million for the year 2007 (2006: €20.5 million). The increase compared with the prior year is primarily due to the growth in operating profit (EBIT) from €4,992 million to €8,710 million.

The Board of Management members who stepped down from their positions during 2007 in the context of the transfer of a majority interest in Chrysler were also entitled to payments related to the phantom shares granted in the years 2006 and 2007, prorated until the time of leaving the Group. Furthermore, in connection with the transaction, two departing Board of Management members were granted performance-related bonuses and another departing Board of Management member was granted severance remuneration. The total amount of these items was €19.3 million.

The active members of the Board of Management were granted a total of 178,390 phantom shares in 2007 within the framework of the share-based component of remuneration, the so-called Performance Phantom Share Plan (2006: 276,160 phantom shares). The reference share price for the allocation of phantom shares is the average price of DaimlerChrysler shares between January 1, 2007 and the day before the first meeting of the Presidential Committee in which the allocation is decided upon. This value was €49.26 per phantom share in 2007.

This remuneration was not paid out in 2007; payment does not take place until after four years. Until then, the number of phantom shares may change, depending on internal and external performance targets and continuous activity in the Board of Management. Payment continues to depend on the share price at the time of payment. For detailed information on share-based payment programs, see Note 20.

the year 2005, the pension agreements of the German Board
nagement members included a commitment to an annual
ment pension, calculated as a proportion of the base salary
epending on the years of service. Those pension rights
in and have been frozen at that level (70% for Dr. Dieter
he, 69% Guenther Fleig, 60% for Dr. Ruediger Grube
r. Thomas Weber and 50% for Andreas Renschler and Bodo
er). The pension payments begin in the form of a retire-
pension when a member's contract of service ends or after
0th birthday, or in the form of an invalidity pension when
mber's service contract ends before his 60th birthday due
ability. An annual increase of 3.5% is effected. Similar to
etirement pension of the German workforce, arrangements
idows and orphans are also included.

tive January 1, 2006, those pension agreements were
erted into a defined-contribution pension system. Each Board
nagement member is credited with a capital component
year. This capital component comprises an amount equal to
of the sum of the Board of Management member's fixed
salary and the annual bonus that was actually achieved,
plied by an age factor equivalent to a certain rate of
n, at present 6%. This pension is payable at the age of 60 at
arliest.

e year 2007, the pension provision was increased by service
of €2.2 million (2006: €2.5 million).

everance payments are foreseen for Board of Management
bers in the case of early termination of their service contracts.
y in the case of early termination of a service contract
utual consent, the Board of Management service contracts
de a commitment to payment of the base salary and to
sion of a company car until the end of the original service
d. Such persons are only entitled to payment of the per-
ance-related component of remuneration pro rata for the
d until they leave the Group. Entitlement to payment of
erformance-related component of remuneration with a long-
incentive is defined by the exercise conditions specified
e respective plans. For the period beginning after the end of
nal service period, Board of Management members can
ve pension payments in the amounts of the commitments
ted until 2005 as described in the previous section, as
as the use of a company car.

As a result of these provisions and the fact that in accordance with a Supervisory Board resolution of 2006, Daimler AG Board of Management service contracts - both initial contracts and extensions - generally have a term of only three years, Daimler AG is significantly below the limit for severance compensation of two years' remuneration suggested by the German Corporate Governance Code.

The payments made in 2007 to former members of the Board of Management of Daimler AG and their survivors amounted to €67.9 million (2006: €25.1 million). The pension provisions for former members of the Board of Management and their survivors amounted to €175.3 million as of December 31, 2007 (2006: €255.4 million).

Pension claims of former members of the Board of Management against companies of the Chrysler Group, which were covered by the pension provisions of the former DaimlerChrysler Group after the business combination, were no longer covered by the pension provisions of the Daimler Group at December 31, 2007 following the transfer of the majority interest in the Chrysler Group.

In 2007, no advances or loans were made to members of the Board of Management of Daimler AG.

Supervisory Board. The remuneration paid in 2007 to the members of the Supervisory Board of Daimler AG for their services to the Group therefore totalled €2.1 million (2006: €2.1 million).

Except for the remuneration paid to the members of the Supervisory Board representing the employees in accordance with their contracts of employment, no remuneration was paid for services provided personally beyond the aforementioned board and committee activities, in particular for advisory or agency services in 2007 and 2006.

In 2007, no advances or loans were made to members of the Supervisory Board of Daimler AG.

36. Principal accountant fees

The fees billed by the independent auditors KPMG for professional services in 2007, 2006, and 2005 are comprised of:

	2007	2006	2005
(in millions of €)			
Audit fees	63	62	42
Audit related fees	3	4	11
Tax fees	2	3	5
All other fees	3	4	4
	71	73	62

37. Additional information

Scope of consolidation. The scope of consolidation includes majority-owned subsidiaries shown in a separate list according to Section 313 of the German Civil Code (HGB) and the following special purpose entities:
- Groupement D'Intérêt Economique Spring Rain, Hambach, France
- Molcasa Vermietungsgesellschaft Objekt Smart mbH, Düsseldorf, Germany
- ROSOLA Grundstücksvermietungsgesellschaft m.b.H. & Co. Objekt Peguform KG, Düsseldorf, Germany
- Silver Arrow S.A., Luxemburg
- Aozora Trust, Tokyo, Japan

Application of Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB). Several consolidated companies of Daimler AG qualify for Section 264 Subsection 3 and Section 264b of the German Commercial Code (HGB), and the consolidated financial statements of Daimler AG therefore release these subsidiaries from the requirement to disclose their annual financial statements. The companies marked with * also qualify for release from the requirement to prepare a management report:
- American Auto Handels GmbH
- Anlagenverwaltung DaimlerChrysler AG & Co. OHG Berlin
- Auto-Henne GmbH
- CARS Technik & Logistik GmbH
- DaimlerChrysler AG & Co. Finanzanlagen OHG
- DaimlerChrysler AG & Co. Wertpapierhandel OHG
- DaimlerChrysler Banking Service GmbH*
- Daimler Export and Trade Finance GmbH*
- Daimler Financial Services AG*
- DaimlerChrysler Fleet Management GmbH*
- Daimler Potsdamer Platz Management GmbH
- Daimler Real Estate GmbH
- Daimler Insurance Services GmbH*
- DaimlerChrysler Leasing GmbH*
- DaimlerChrysler Mitarbeiter-Fahrzeuge Leasing GmbH*
- Daimler Re Brokers GmbH
- Daimler Services Mobility Management GmbH*
- Daimler Vermögens- und Beteiligungsgesellschaft mbH
- Daimler Vorsorge und Versicherungsdienst GmbH*
- Daimler Verwaltungsgesellschaft für Grundbesitz mbH
- EAS Assekuranz Vermittlungs-Gesellschaft mbH
- EHG Elektroholding GmbH
- Grundstücksverwaltungsgesellschaft Auto-Henne GmbH & Co. OHG
- Grundstücksverwaltungsgesellschaft Daimler-Benz AG & Co. OHG
- Grundstücksverwaltungsgesellschaft EvoBus GmbH & Co. OHG
- Grundstücksverwaltungsgesellschaft Henne-Unimog GmbH & Co. OHG
- Grundstücksverwaltungsgesellschaft Mercedes-Benz AG & Co. OHG
- Henne-Unimog GmbH
- Maschinenfabrik Esslingen AG & Co. OHG
- MDC Equipment GmbH
- Mercedes-AMG GmbH
- Mercedes-Benz Accessories GmbH
- Mercedes-Benz CharterWay GmbH*
- Mercedes-Benz Leasing Treuhand GmbH*
- Mercedes-Benz Ludwigsfelde GmbH
- Mercedes-Benz Minibus GmbH
- Taunus-Auto-Verkaufs GmbH

German Corporate Governance Code. The Board of Management and the Supervisory Board of Daimler AG have issued a declaration pursuant to Section 161 of the German Stock Corporate Act and have made it permanent available to their shareholders.

-Year Summary [1]

	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
ts in millions of €										
he statements of income:										
e	130,122	148,243	160,278	150,422	147,408	136,437	142,059	95,209	99,222	**99,399**
nel expenses	25,033	26,153	26,500	25,095	24,163	24,287	24,216	24,650	23,574	**20,256**
ch and development expenditure	6,540	7,433	7,241	5,848	5,942	5,571	5,658	3,928	3,733	**4,148**
of capitalized	-	-	-	-	-	-	-	591	715	**990**
ing profit (loss) / EBIT [1]	8,593	11,012	9,752	(1,346)	6,827	5,686	5,754	2,873	4,992	**8,710**
ing margin [1]	6.6%	7.4%	6.1%	(0.9%)	4.6%	4.2%	4.1%	3.0%	5.0%	**8.8%**
e (loss) before income taxes and rdinary items	7,697	9,473	4,280	(1,703)	6,439	596	3,535	2,426	4,902	**9,181**
erating income / Net operating profit [1]	5,829	6,552	8,796	332	6,116	1,467	3,165	4,834	4,032	**4,123**
of net assets (RONA)	11.6%	12.3%	14.8%	0.5%	9.4%	2.5%	5.7%	10.0%	8.3%	**10.5%**
come (loss) / Net profit [1]	4,820	5,745	7,894	(593)	5,098	448	2,466	4,215	3,783	**3,985**
come (loss) per share (€) / ofit per share (€) [1]	5.03	5.73	7.87	(0.59)	5.06	0.44	2.43	4.09	3.66	**3.83**
l net income (loss) per share (€) / l net profit per share (€) [1]	4.91	5.69	7.80	(0.59)	5.03	0.44	2.43	4.08	3.64	**3.80**
ividend	2,356	2,353	2,358	1,003	1,519	1,519	1,519	1,527	1,542	**2,028**
nd per share (€)	2.35	2.35	2.35	1.00	1.50	1.50	1.50	1.50	1.50	**2.00**
nd including tax credit [2] per share (€)	3.36	3.35	3.36	-	-	-	-	-	-	-

he balance sheets:										
ty, plant and equipment	29,532	36,434	40,145	41,180	36,285	32,933	34,017	35,295	32,747	**14,650**
l equipment	14,662	27,249	33,714	36,002	28,243	24,385	26,711	34,236	36,949	**19,638**
non-current assets	-	-	-	-	-	-	-	76,200	67,507	**38,575**
ories	11,796	14,985	16,283	16,754	15,642	14,948	16,805	19,699	18,396	**14,086**
assets	19,073	18,201	12,510	14,536	12,439	14,296	11,666	8,063	8,409	**15,631**
current assets	-	-	-	-	-	-	-	54,519	53,626	**32,514**
ssets	136,149	174,667	199,274	207,616	187,527	178,450	182,872	228,012	217,634	**135,094**
olders' equity	30,367	36,060	42,422	38,928	35,076	34,486	33,522	36,060	37,346	**38,230**
f Capital stock	2,561	2,565	2,609	2,609	2,633	2,633	2,633	2,647	2,673	**2,766**
ratio	20.6%	19.3%	20.1%	18.3%	17.9%	18.5%	17.5%	15.1%	16.5%	**26.8%**
erm liabilities	-	-	-	-	-	-	-	96,823	90,452	**47,924**
term liabilities	-	-	-	-	-	-	-	95,129	89,836	**48,940**
uidity industrial business	14,224	12,180	1,330	(4,768)	380	1,774	2,193	8,016	9,861	**12,912**
sets (annual average)	50,062	53,174	59,496	66,094	65,128	59,572	55,885	48,313	48,584	**39,187**

	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Amounts in millions of €										
From the statements of cash flows:										
Investments in property, plant and equipment	8,155	9,470	10,392	8,896	7,145	6,614	6,386	6,480	5,874	**4,247**
Investments in leased equipment	10,245	19,336	19,117	17,951	17,704	15,604	17,678	12,432	15,811	**11,231**
Depreciation and amortization	-	-	-	-	-	-	-	12,004	12,944	**8,010**
Cash provided by operating activities[3]	16,681	18,023	16,017	15,944	15,909	13,826	11,060	11,032	14,337	**13,088**
Cash used for investing activities[3]	(23,445)	(32,110)	(32,709)	(13,287)	(10,839)	(13,608)	(16,682)	(10,237)	(15,857)	**20,537**

	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
From the stock exchanges:										
Share price at year-end Frankfurt (€)	83.60	77.00	44.74	48.35	29.35	37.00	35.26	43.14	46.80	**66.50**
New York (US $)	96.06	78.25	41.20	41.67	30.65	46.22	48.05	51.03	61.41	**95.63**
Average shares outstanding (in millions)	959.3	1,002.9	1,003.2	1,003.2	1,008.3	1,012.7	1,012.8	1,014.7	1,022.1	**1,037.8**
Average diluted shares outstanding (in millions)	987.1	1,013.6	1,013.9	1,003.2	1,013.9	1,012.7	1,014.5	1,017.7	1,027.3	**1,047.3**

	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Rating:										
Credit rating, long-term										
Standard & Poor's	A+	A+	A	BBB+	BBB+	BBB	BBB	BBB	BBB	**BBB+**
Moody's	A1	A1	A2	A3	A3	A3	A3	A3	Baa1	**A3**
Fitch	-	-	-	-	-	BBB+	BBB+	BBB+	BBB+	**A-**
DBRS	-	-	-	-	-	A (low)	A (low)	A (low)	A (low)	**A (low)**

	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Average annual number of employees	433,939	463,561	449,594	379,544	370,677	370,684	379,019	296,109	277,771	**271,704**

1 **For the years 1998 through 2004 figures according to US-GAAP, since 2005 according to IFRS.**
2 For our stockholders who are taxable in Germany. There is no tax credit from 2001 due to a change in the corporate income tax system.
3 Periods before 2002 not adjusted for the effects of inventory-related receivables from Financial Services.

›ssary

of Ethics. The Daimler Code of Ethics applies to the mem-
›f the Board of Management and senior executives who
a significant influence on planning and reporting in connec-
vith the year-end and quarterly financial statements. The
ations contained in the Code are designed to avoid miscon-
and to ensure ethical behavior and the correct disclosure
ormation on the Group.

pliance. Compliance means adhering not only to applicable
out also to the standards of ethical behavior as defined by
ler and to the principles of corporate culture and good
ess practice.

olidated Group. The consolidated Group is the total of all
companies that are included in the consolidated financial
ments.

orate governance. The term corporate governance applies
e proper management and monitoring of a company. The
ture of corporate governance at Daimler AG is determined
rmany's Stock Corporation Act, Codetermination Act and
al-market legislation, as well as international capital-market
and stock-exchange listing regulations.

of capital. The cost of capital is the product of the average
ssets and the cost-of-capital rate. The cost-of-capital rate is
ed from the investors' required rate of return (see page 47).

– corporate social responsibility. A collective term for the
l responsibility assumed by companies, including economi-
cological and social aspects.

EBIT (earnings before interest and taxes) is the measure
erational result before taxes (see page 44 ff).

ty method. Accounting and valuation method for share-
ngs in associated companies and joint ventures, as well as
diaries that are not fully consolidated.

Fair value. The amount for which an asset or liability could be exchanged in an arm's length transaction between knowledgeable and willing parties who are independent of each other.

Goodwill. Goodwill represents the excess of the cost of an acquired business over the fair values assigned to the separately identifiable assets acquired and liabilities assumed.

IFRS - International Financial Reporting Standards. The IFRS are a set of standards and interpretations for companies' financial accounting and reporting developed by an independent private-sector committee, the International Accounting Standards Board (IASB).

Integrity Code. Our Integrity Code has been in use since 1999 and was revised and expanded in 2003. It sets out a binding framework for the actions of all our employees worldwide.

Net assets. Net assets represent the capital employed by the Group and the industrial divisions. The relevant capital basis for Daimler Financial Services is equity capital (see page 47 ff).

Net operating profit. Net operating profit is the relevant parameter for measuring the Group's operating performance after taxes.

Rating. An assessment of a company's creditworthiness issued by rating agencies.

ROE – return on equity. The profitability of Daimler Financial Services is measured by return on equity (ROE). ROE is defined as a quotient of EBIT and shareholders' equity.

Index

ROS - return on sales. The profitability of the industrial divisions is measured by return on sales (ROS). ROS is defined as a quotient of EBIT and revenues.

Sarbanes-Oxley Act. The Sarbanes-Oxley Act was passed in the United States in 2002. This new law resulted in additional regulations for the protection of investors, including greater responsibility for management and the audit committee. In particular, requirements concerning the accuracy and completeness of published financial information have become stricter, and disclosure and auditing duties have been expanded.

Value at risk. Measures the potential future loss (related to market value) for a given portfolio in a certain period and for which there is a certain probability that it will not be exceeded.

Value added. Value added indicates the extent to which the measure of operating result exceeds the cost of capital. When value added is positive, return on net assets is higher than the cost of capital (see page 47 ff).

Annual Meeting **28 f**
Capital expenditure **62,** 78
Cash flow **59 ff**
Change of control **35**
CO_2 reductions **96 ff**
Code of Ethics **112**
Compliance **114 f**
Consolidated Group **141 f**
CORE **82,** 36
Corporate governance **108 ff**
Deferred taxes **154 f**
Dividends **52**
EADS **93,** 38 f, 160 f
Earnings per share (EPS) **28,** 198
EBIT **44 ff**
Equity method **160**
Financial income **51,** 152
Fuel cells **96 ff,** 56
Global Excellence **88 f**
Goodwill **156 f**
Hybrid drive **96 ff,** 89, 93
Independent auditors' report **135**
Integrity Code **112**
Investor Relations **29**
Liabilities **23ff,** 65, 177 f
Net assets **47 ff**
Net profit **51**
Pension obligations **170 ff**
Portfolio changes **38 f,** 148 ff
Profitability **44 ff.**
Quality **82,** 92
Ratings **63**
Remuneration system **116 ff,** 168 ff, 199 f
Revenue **43,** 31, 150
ROE - Return on Equity **48**
ROS - Return on Sales **48**
Scorecard **36**
Segment reporting **193 ff**
Share buyback **27,** 34
Shareholders' equity **65,** 167
Shares **26 ff**
Strategy **36 f**
Unit sales **41,** 82, 86, 92
Value added **47 ff**

ernational Representative Offices

tina, Buenos Aires
54 11 4808 8719
54 11 4808 8702

alia, Melbourne
61 39 566 9104
61 39 566 9110

um, Brussels
32 2 23311 33
32 2 23311 80

l, Sao Paulo
55 11 4173 7171
55 11 4173 7118

ria, Sofia
359 2 919 8811
359 2 945 4818

da, Toronto
1 416 847 7500
1 416 425 0598

a, Hong Kong
86 10 6598 3388
86 10 6590 6265

a, Beijing
86 10 6590 6227
86 10 6590 6337

tia, Zagreb
385 1 344 1251
385 1 348 1258

h Republic, Prague
42 0 2710 77700
42 0 2710 77702

Danmark, Copenhagen
Tel. +45 3378 5520
Fax +45 3378 5525

Egypt, Cairo
Tel. +20 2 529 9110
Fax +20 2 529 9103

France, Paris
Tel. +33 1 39 23 5400
Fax +33 1 39 23 5442

Germany, Berlin
Tel. +49 30 2594 1100
Fax +49 30 2594 1109

Great Britian, Milton Keynes
Tel. +44 190 8245 800
Fax +44 190 8245 802

Greece, Kifissia
Tel. +30 210 629 6700
Fax +30 210 629 6710

Hungary, Budapest
Tel. +36 1 887 7002
Fax +36 1 887 7001

India, Pune
Tel. +91 20 2750 5800
Fax +91 20 2750 5951

Indonesia, Jakarta
Tel. +62 21 3000 3600
Fax +62 21 8689 9103

Iran, Teheran
Tel. +98 212 204 6047
Fax +98 212 204 6126

Israel, Tel Aviv
Tel. +972 9 957 9091
Fax +972 9 957 6872

Italy, Rome
Tel. +39 06 4144 2405
Fax +39 06 4121 9097

Japan, Tokyo
Tel. +81 3 5572 7172
Fax +81 3 5572 7126

Korea, Seoul
Tel. +82 2 2112 2555
Fax +82 2 2112 2644

Macedonia, Skopje
Tel. +389 2 2580 000
Fax +389 2 2580 401

Malaysia, Kuala Lumpur
Tel. +603 2246 8811
Fax +603 2246 8812

Mexico, Mexico City
Tel. +52 722 279 2400
Fax +52 722 279 2493

Netherlands, Utrecht
Tel. +31 3024 7 1259
Fax +31 3024 7 1610

Poland, Warsaw
Tel. +48 22 312 7200
Fax +48 22 312 7201

Romania, Bucharest
Tel. +40 21 2004 501
Fax +40 21 2004 670

Russia, Moskow
Tel. +7 495 745 2616
Fax +7 495 745 2614

Singapore, Singapore
Tel. +65 6849 8321
Fax +65 6849 8493

Slovakia, Bratislava
Tel. +42 1 2492 4909
Fax +42 1 2492 4919

South Africa, Pretoria
Tel. +27 12 677 1502
Fax +27 12 666 8191

Spain, Madrid
Tel. +34 91 484 6161
Fax +34 91 484 6019

Taiwan, Taipei
Tel. +886 2 2715 9696
Fax +886 2 2719 2776

Thailand, Bangkok
Tel. +66 2676 6222
Fax +66 2676 5550

Turkey, Istanbul
Tel. +90 212 867 3330
Fax +90 212 867 4440

United Arab Emirates, Dubai
Tel. +97 14 8833 200
Fax +97 14 8833 201

USA, Washington
Tel. +1 202 414 6746
Fax +1 202 414 6790

Vietnam, Ho Chi Minh-City
Tel. +848 8958 710
Fax +848 8958 714

Internet/Information/Addresses

Information on the Internet. Special information on our shares and earnings development can be found in the "Investor Relations" section of our website. It includes the Group's annual and interim reports, the company financial statements of Daimler AG, and reports to the US Securities and Exchange Commission (SEC). You can also find topical reports, presentations, an overview of various performance measures, information on the share price, and other services.

www.daimler.com/investors

Publications for our shareholders:
- Annual Report (German, English)
- Form 20-F (English)
- Interim Reports for the 1st, 2nd and 3rd quarters (German, English)
- Sustainability Reports (Facts and Magazine) (German, English)

www.daimler.com/ir/reports

The financial statements of Daimler AG were prepared in accordance with German accounting principles and the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS). Both sets of financial statements were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, and an unqualified audit opinion was rendered thereon. These financial statements were filed with the operator of the electronic version of the German Federal Gazette and were published in the electronic version of the German Federal Gazette.

The aforementioned publications can be requested from: Daimler AG, Investor Relations, HPC E409, 70546 Stuttgart.

The documents can also be ordered by phone or fax using the following number: +49 711 17 92287

Daimler AG
70546 Stuttgart
Phone +49 711 17 0
Fax +49 711 17 22244
www.daimler.com

Investor Relations
Phone +49 711 17 21421
+49 711 17 21475
+49 711 17 21506
Fax +49 711 17 34270
+49 711 17 34275
E-mail: ir.dai@daimler.com

Daimler Worldwide

	Mercedes-Benz Cars	Daimler Trucks	Sales Organization Automotive Businesses	Daimler Financial Services	Vans, Buses, Other
Europe					
Production locations	10	7	-	-	11
Sales outlets	-	-	3,505	54	-
Revenue in millions of €	31,354	11,720	-	4,444	10,879
Employees	86,596	31,482	41,554	4,257	33,561
NAFTA					
Production locations	1	17	-	-	4
Sales outlets	-	-	1,471	19	-
Revenue in millions of €	11,655	7,599	-	3,546	1,129
Employees	3,869	21,168	2,660	1,344	1,710
Latin America (excluding Mexico)					
Production locations	1	2	-	-	3
Sales outlets	-	-	466	8	-
Revenue in millions of €	362	2,442	-	161	1,191
Employees	1,267	10,510	-	227	4,352
Africa					
Production locations	1	1	-	-	-
Sales outlets	-	-	284	2	-
Revenue in millions of €	1,697	783	-	269	384
Employees	5,372	1,193	-	395	-
Asia					
Production locations	4	8	-	-	1
Sales outlets	-	-	1,190	11	-
Revenue in millions of €	6,575	4,698	-	125	355
Employees	422	15,714	2,767	334	345
Australia/Oceania					
Production locations	-	-	-	-	-
Sales outlets	-	-	213	2	-
Revenue in millions of €	833	661	-	166	194
Employees	-	-	1,097	186	-

Note: Unconsolidated revenue of each division (segment revenue).

Financial Calendar 2008

Annual Press Conference
February 14, 2008
11.00 a.m. CET / 5.00 a.m. EST

Analysts' and Investors' Conference Call
February 14, 2008
3.30 p.m. CET / 9.30 a.m. EST

Presentation of the Annual Report 2007
February 27, 2008

Annual Meeting
April 9, 2008
10:00 a.m. CEST / 4:00 a.m. EST
Messe Berlin

Interim Report Q1 2008
April 29, 2008

Interim Report Q2 2008
July 24, 2008

Interim Report Q3 2008
October 23, 2008

Daimler AG
Stuttgart, Germany
www.daimler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By: /s/ ppa. Robert Köthner
Name: Robert Köthner
Title: Vice President
Chief Accounting Officer

By: /s/ i.V. Silvia Nierbauer
Name: Silvia Nierbauer
Title: Director

Date: April 4, 2008

END